As filed with the Securities and Exchange Commission on April 7, 2008

Registration No. 333-147993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Digital Domain

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7812	20-4728392
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)

300 Rose Avenue
Venice, California 90291
(310) 314-2800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John C. Textor
Digital Domain
300 Rose Avenue
Venice, California 90291
(310) 314-2800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications to:

D. Thomas Triggs, Esq. Brian A. Sullivan, Esq. Owen M. Lewis, Esq. Sullivan & Triggs, LLP 1230 Montana Avenue, Suite 201 Santa Monica, California 90403-5987 (310) 451-8300	James J. Clark, Esq. John Papachristos, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005-1702 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	6,900,000	$14.00	$96,600,000	$2,965.62

(1)	Includes 900,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any. See “Underwriting”.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) of Regulation C promulgated under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 7, 2008

PRELIMINARY PROSPECTUS

6,000,000 Shares
Common Stock

We are selling 6,000,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “DTWO”.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Oppenheimer & Co.
William Blair & Company
Merriman Curhan Ford & Co.	GunnAllen Financial, Inc.

The date of this prospectus is             , 2008

Recent Visual Effects & Animation by

DIGITALDOMAIN®

Feature Films

Images created by Digital Domain for a recent feature film. We were one of several visual effects companies that created visual effects for this film.

Commercials

Mercedes-Benz "Opera"

SoBe® Life Water® "Thrillicious"

Microsoft Windows Server 2008 "Robot"

Film / Video Game Convergence

Halo 3 "Starry Night"

Gears of War "Mad World"

Ratchet & Clank Future: Tools of Destruction

Transformers © 2007 DreamWorks. ALL RIGHTS RESERVED.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and the notes thereto, before making a decision to invest in shares of our common stock. Unless otherwise noted or the context otherwise requires, the terms “company”, “we”, “us” and “our” refer to Digital Domain, a Delaware corporation, and its consolidated subsidiaries.

Our Business

We are a leading visual effects and animation company based in Venice, California. We create state-of-the-art digital imagery for feature films, television advertising, interactive visual media and the video game industry. We also provide technical software solutions for the visual effects and animation industry. The foundation of our creative and technical work is our proprietary “Digital Studio”, the unique combination of our people, processes, and award-winning technology. Through our Digital Studio we have developed an expertise in digital imagery, gained a reputation for creative and technical talent, and built relationships with leading filmmakers and film studios. We intend to use the proprietary technology developed through our existing Digital Studio operations to produce animated and visual effects-driven feature films and video games. Within this strategy it is our intent to focus on entertainment properties that can be exploited through the convergence of feature films and video games, and we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine.

Over our 15 year history, the creative and technical excellence of our company, our employees and the projects on which we have worked has been recognized with numerous awards, including:

•	2 Academy Awards®, and 3 additional nominations, for “Best Visual Effects” in a feature film from the Academy of Motion Picture Arts and Sciences®, or the Academy;
•	4 Scientific and Technical Achievement Awards®, from the Academy, for technological contributions to the motion picture industry, including an award for fluid simulation software presented by the Academy on February 9, 2008;
•	3 British Academy of Film and Television Arts, or BAFTA, awards for “Best Visual Effects” in a feature film;
•	12 Cannes Lion awards for advertising and advertising campaigns;
•	32 CLIO awards for creative excellence in advertising and 24 Association of Independent Commercial Producers, or AICP, awards for television commercials and related visual effects; and
•	1 Grammy award for “Best Music Video” and 1 MTV Music Video Award for “Best Visual Effects” in a music video.

Our experience in feature film work includes what we believe to be some of the most visually stunning films of all time, including Titanic, Apollo 13, The Fifth Element, I, Robot, Flags of our Fathers, Letters from Iwo Jima, and The Day After Tomorrow. We have worked with all of the major Hollywood studios and many of Hollywood’s leading directors and producers. Our largest recently completed projects consist of work for Pirates of the Caribbean: At World’s End (produced by Jerry Bruckheimer and directed by Gore Verbinski), Transformers (produced by Steven Spielberg and Ian Bryce and directed by Michael Bay) and The Golden Compass (produced by Bill Carraro and Deborah Forte and directed by ChrisWeitz). These films constituted the entire slate of films nominated in the category of “Best Visual Effects” for the 2008 Academy Awards®. Also included in our recent work was the 3-D stereoscopic conversion of Meet the Robinsons (produced by Dorothy McKim and directed by Stephen J. Anderson) which allowed the film to be released in 3-D projection theaters simultaneously with its general release. Our feature film projects currently in production are The Mummy: Tomb of the Dragon Emperor (produced by Stephen Sommers and directed by Rob Cohen), The Curious Case of Benjamin Button (produced by Kathleen Kennedy and Frank Marshall and directed by David Fincher), and another high-profile feature film, each of which is slated for release in 2008.

We are also one of the leading creators of digital imagery for the advertising industry and have created television commercials and online interactive advertising for some of the most recognized directors, advertising agencies and corporate advertisers in the world. Our work includes hundreds of effects-laden television commercials, including those created for the following brands, all of which we have worked with since 2000 on at least four discrete projects and/or on individual projects on which we earned at least $0.5 million in revenues: Acura, Adidas, American Express, Anheuser-Busch, BMW, Burger King, Chrysler, Coca-Cola, Disney, Ford, Gatorade, General Motors, Heineken, Lexus, Mercedes, Microsoft, Nike, Pepsi, Saab, Sony, Toyota and Volkswagen.

In addition to utilizing our technology for the creation of digital imagery for our clients, we package our software into discrete end-user products that we license to the professional visual effects and animation industry. Our software product portfolio includes tools for image compositing and solving complex image processing problems, including advanced motion estimation technology. As of December 31, 2007, we license our software products to approximately 9,500 users worldwide.

Our existing business model represents an efficient alternative to traditional research and development efforts and reduces the capital required to strengthen our Digital Studio and expand into the production of video games and feature films. As an example, we have developed video game-related technologies in connection with visual effects projects that provide us with the opportunity to advance the convergence of films and games. Our leadership in this convergence is evidenced in our work on the Gears of War and Halo 3 commercials for Microsoft. Based in part on these experiences, we believe we have developed an alternative to the more costly and time-consuming approach of traditional animation and game development techniques. We now believe we are in position to generate new revenue opportunities through the development and production of full length animated feature films and associated video games within a common technology architecture. In furtherance of this goal, we are in the initial stages of developing a video game with two leading filmmakers.

Our Strengths

We believe our strengths include:

•	Reputation as an Industry Leader. Our history of innovation in the visual effects and animation industry and the role we have played in the production of many successful motion pictures and innovative television commercials have resulted in our reputation as an industry leader. We believe that our reputation consistently makes us one of the top choices for the most complex and challenging visual effects and animation projects.
•	Technology Platform. Utilizing proprietary and third-party technologies, we have developed a visual effects, animation and digital media production platform, which enables our artists to create some of the most stunning digital imagery on screen. We also license software products to the visual effects and animation community, which helps to establish us as one of the leaders in visual effects and animation software innovation.
•	Diversified Revenue and Complementary Lines of Business. We generate revenue from visual effects and animation work, live action production and licensing our software products. Our work for the advertising industry and our software licensing business provide a relatively stable revenue stream to partially offset the inherent cyclicality of the film industry.
•	Long-standing Relationships with Major Studios and Leading Filmmakers. We have worked with all of the major studios and we believe that our long-standing relationships with such studios will continue to provide us early access to large-scale, visual effects-driven and animated feature film projects. Additionally, we have established relationships with the entertainment industry’s leading directors and producers, and a significant number of our projects are with directors and producers with whom we have worked in the past.
•	Long-standing Advertiser and Advertising Agency Relationships. We have produced commercial campaigns for many Fortune 500 companies, and through this work, we have developed long-standing relationships with leading advertising agencies and corporate advertisers.
•	Digital and Live Action Production Infrastructure. We have developed a portfolio of in-house production processes for the advertising industry. This infrastructure provides creative solutions throughout the span of a project from its initial concept through all stages of production.

•	Experienced Management Team. We have brought together a cohesive management team with extensive strategic, operating and financial expertise.
•	Attraction and Retention of Top Talent. We believe that our reputation for innovative, creative and technical work, our location in Venice, California, our experienced executive management, our entrepreneurial spirit and culture of excellence, and the high-profile nature of our feature film and commercial projects represent attractive conditions for recruiting talent in our industry.

Our Growth Strategy

Key elements of our growth strategy include:

•	Continue the Growth of Our Existing Digital Imagery Business. Visual effects and animation are becoming more widely used in filmed entertainment and advertising media (including television commercials) and are replacing live action footage in many of those projects due to the efficiency of state-of-the-art digital imagery production. We plan to continue to build our existing digital imagery business to take advantage of this trend.
•	Expand the Development and Commercialization of Our Technology. Through The Foundry Visionmongers Ltd., or The Foundry, which we acquired in March 2007, we have the opportunity to expand the market share of our currently licensed technology packages, to productize and commercialize other proprietary technologies we have already developed, and to accelerate the speed to market of our future technological innovations. We intend to continue to develop the capabilities of our compositing software product Nuke and our plug-in suites and to engage in a marketing and sales campaign in an effort to establish Nuke as the leading compositing software used by the visual effects and animation industry.
•	Expand Our Involvement in Feature Film Production. Through our Digital Studio and entertainment industry relationships, we intend to establish a content ownership business which will focus opportunistically on animated and visual effects-driven films. We intend to evaluate, and may invest capital and/or development and production work on terms deemed by us to be favorable in, major studio feature film projects that meet our budgetary, development and distribution criteria in alignment with our growth strategy.
•	Exploit Our Visual Effects and Animation Technology and Expertise in the Development of Video Games. We intend to use our Digital Studio to establish early technology leadership in the convergence of feature films and video games, primarily as it relates to video games developed in association with feature films. It is our goal to focus on developing video games for which we own the intellectual property associated with the games and, to a lesser extent, to develop video games for other publishers for which we own limited or no intellectual property rights. In furtherance of this goal, we are in the initial stages of developing a video game with two leading filmmakers.
•	Continue Our Development of Common Technology Architecture for Feature Films and Video Games. We believe we are in position to generate new revenue opportunities through the development and production of full length animated feature films and associated video games within the common technology architecture of a video game engine. We have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine.
•	Pursue Strategic Acquisitions. We evaluate acquisitions on an ongoing basis and intend to pursue acquisitions of businesses in our industry and related industries that will assist us in achieving our growth strategy. We approach acquisitions in a disciplined manner and intend to focus on acquisitions that strengthen our competitive position.

Industry Background

We provide digital imagery to the filmed entertainment, advertising and video game industries, while also providing technical software solutions for the visual effects and animation industry.

Filmed Entertainment Industry.  According to an August 2007 report published by Veronis Suhler Stevenson, or VSS (all references to VSS in this prospectus are to the August 2007 report), box office and home video spending in the United States generated $35.4 billion in 2006, with an expectation to reach $44.3 billion by 2011, a 4.6% annually compounded growth rate. We believe the growth of the sector will be supported by online DVD rental services, online film streaming services, the popularity of high-definition DVDs, and an increase in the number of digital cinemas. Animated and visual effects-driven films have been a key driver of the growth of the filmed entertainment sector. For example, the top 20 grossing films of all time (as of December 31, 2007), the top 10 grossing films of 2006, and the top 10 grossing films of 2007, ranked by worldwide box office revenues, were made using significant high-end visual effects or computer-generated animation.

Commercials Visual Effects Industry.  According to VSS, the aggregate size of the visual advertising industry (comprised of all segments of the $209.8 billion advertising industry, excluding broadcast and satellite radio) in the United States was approximately $188.9 billion in 2006. This market is expected to grow to approximately $245.2 billion in 2011, a 5.4% annually compounded growth rate. The visual advertising industry is quite broad and fragmented and consists of advertising in a variety of media, including, in 2006, broadcast and pay television advertising ($70.5 billion), online advertising ($15.1 billion), print advertising ($95.8 billion), out-of-home media advertising ($7.1 billion), mobile advertising ($0.5 billion) and advertising via other emerging technologies. Currently, the majority of our revenues derived from advertising-related projects is attributable to our work in the television commercials market.

Video Game Industry.  In 2006, video games, including console, handheld, PC, online, mobile and interactive TV games, were a $10.0 billion market in the United States, according to VSS. Video games are also one of the fastest-growing media-related sectors, projected to grow to approximately $20.8 billion in 2011, a 15.6% annually compounded growth rate, according to VSS. Sales in this sector are being spurred by consumer adoption of next-generation game consoles, online games and distribution of wireless games.

Digital Imagery Software Industry.  Digital content creation software provides users with the tools that enable visual effects and animation production, 2D and 3D modeling, digital video editing, graphics editing and imaging, and audio editing. According to an April 12, 2007 press release from Jon Peddie Research, the digital content creation software market was approximately $3.0 billion globally in 2006 (up 16% from 2005) and is projected to grow at an annually compounded growth rate of 10% to approximately $4.9 billion in 2012. The digital imagery software industry is a sub-sector of the digital content creation software market and caters to a wide range of end users, from consumers who use the software recreationally to high-end users such as professional animators and digital effects artists.

Risk Factors

In conjunction with your consideration of our strengths and growth strategy described above, you should also consider the following challenges we face:

•	We operate in competitive industries and may not be able to compete successfully;
•	We have a history of losses, including a net loss of $19,911,000, or $1.65 per share, for the year ended December 31, 2007;
•	To be successful, we must continue to attract and retain qualified personnel;
•	We may not be able to implement our strategies of entering into the feature film production and video game development and production businesses effectively or at all; and
•	We intend to undertake acquisitions to expand our business, which may pose risks to our business and result in dilution to our stockholders.

For further discussion of these and other challenges we face, you should carefully consider the risks described under “Risk Factors” commencing on page 10. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

The fact that we have significant outstanding debt, primarily in the form of secured notes, may exacerbate these risks; we intend, however, to pay off our secured notes in full with the proceeds of this offering. As of December 31, 2007, we had (i) aggregate outstanding debt of $20.4 million, which included outstanding principal of $20.2 million under our secured notes, and $0.2 million in remaining payments under our then outstanding capital leases, (ii) an accumulated deficit of $21.5 million, and (iii) stockholders’ equity of $10.6 million. Following the consummation of this offering and the planned prepayment in full of our secured notes, we would have approximately $2.5 million in aggregate outstanding debt (consisting of future capital lease payments) and stockholders’ equity of approximately $94.8 million. For more information, see “Use of Proceeds” on page 23 and “Capitalization” on page 24.

Corporate Information

We were incorporated in the State of Delaware on April 21, 2006, for the purpose of acquiring and holding 100% of the issued and outstanding capital stock of, and operating, Digital Domain Productions, Inc. (formerly, Digital Domain, Inc.), our wholly-owned subsidiary that has been operating since 1993. Our executive offices are located at 300 Rose Avenue, Venice, California 90291, and our telephone number is (310) 314-2800. Our Internet address is www.digitaldomain.com. Information contained on our website is not a part of this prospectus.

Digital Domain® is a registered trademark in the United States. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered
6,000,000 shares
Common stock to be outstanding after the offering
19,159,317 shares
Use of proceeds
We estimate that net proceeds from this offering will be approximately $68.8 million, after deducting the underwriters’ discounts and commissions and the expenses of this offering payable by us, based on an assumed offering price of $13.00 per share (the midpoint of the price range on the cover of this prospectus). If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $79.7 million. We intend to use approximately $25.4 million of the net proceeds from this offering to repay our existing secured notes. We intend to use the remaining proceeds to implement our growth strategy and for general corporate purposes. See “Use of Proceeds” on page 23.
NASDAQ Global Market symbol
“DTWO”
Risk factors
See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock that will be outstanding after this offering is based on the shares of our common stock outstanding as of March 31, 2008 and excludes:

•	1,847,510 shares of our common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $7.17 per share;
•	2,196,559 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.42 per share;
•	348,580 restricted shares of our common stock subject to potential future forfeiture; and
•	868,685 shares of our common stock available for issuance in connection with potential future grants of options and restricted stock under our 2006 General Common Stock Equity Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1 for 6 reverse stock split of our common stock, which will occur immediately prior to the consummation of this offering;
•	the conversion of all our outstanding shares of convertible preferred stock into 166,666 shares of common stock upon the consummation of this offering;
•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and
•	no exercise by the underwriters of their option to purchase 900,000 shares of our common stock from us to cover over-allotments.

Summary Historical Consolidated and Pro Forma Financial Information

The following table contains summary historical consolidated financial information regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Selected Historical Consolidated Financial Information”, “Unaudited Pro Forma Financial Information”, our consolidated financial statements and related notes included elsewhere in this prospectus.

On May 12, 2006, DD Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Digital Domain, merged with and into Digital Domain Productions, Inc. (formerly Digital Domain, Inc.), or Digital Domain Productions, which we refer to as the Acquisition. DD Acquisition Subsidiary, Inc. ceased to exist and Digital Domain Productions continued the operation of its business as a wholly-owned subsidiary of Digital Domain. We refer to ourselves as the Predecessor for all periods prior to Digital Domain’s acquisition of Digital Domain Productions. We refer to ourselves as the Successor for all periods following Digital Domain’s acquisition of Digital Domain Productions.

Our consolidated statements of operations information for the year ended December 31, 2005 (“Predecessor”), the period from January 1, 2006 to May 12, 2006 (Predecessor), the period from May 13, 2006 to December 31, 2006 (“Successor”), and the year ended December 31, 2007 (Successor) and our consolidated balance sheet information as of December 31, 2006 (Successor) and 2007 (Successor) are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived our consolidated balance sheet information as of December 31, 2005 (Predecessor) from our audited consolidated financial statements which are not included in this prospectus. Our consolidated balance sheet information as of May 12, 2006 (Predecessor) has been derived from our financial accounting records.

The following table also presents summary pro forma statement of operations information for the year ended December 31, 2007 (Successor). The pro forma statement of operations information gives effect to (i) our acquisition of The Foundry Visionmongers Ltd., or The Foundry, as if that transaction occurred on January 1, 2007, and (ii) the issuance by Digital Domain Productions of notes payable in 2007 as if that issuance occurred on February 23, 2007. The pro forma statement of operations information is not necessarily indicative of either future results of operations or the results that might have occurred if our acquisition of The Foundry had been consummated on January 1, 2007, or if these notes payable had been issued on such date. We cannot assure you that assumptions used in the preparation of the pro forma statement of operations information will prove to be correct.

The financial statements included in this prospectus may not reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Predecessor		Successor
	For the Year Ended December 31, 2005	For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007(1)	Pro Forma For the Year Ended December 31, 2007
	(Dollars in Thousands, Except Per Share Data)		(Dollars in Thousands, Except Per Share Data)
Consolidated Statements of Operations Information:
Revenues	$49,506	$25,381	$41,652	$77,840	$78,830
Costs and expenses:
Cost of revenues(3)	43,626	20,131	33,753	62,961	62,981
Selling, general and administrative expenses(2),(3)	7,416	5,667	8,564	26,524	27,665
Total costs and expenses	51,042	25,798	42,317	89,485	90,646
Operating loss	(1,536)	(417)	(665)	(11,645)	(11,816)
Other income (expense):
Interest and investment income	501	289	423	713	714
Interest expense:
Change in fair value of warrant liability	—	—	—	(4,906)	(4,906)
Amortization of discount and issuance costs on notes payable	—	—	(371)	(1,435)	(1,435)
Interest expense on notes payable	—	—	(836)	(2,579)	(2,725)
Interest expense, other	(5)	(2)	(4)	(93)	(93)
Other income (expense)	145	8	(87)	(69)	(87)
Loss before income taxes	(895)	(122)	(1,540)	(20,014)	(20,348)
Income tax benefit (expense)	(3,282)	(10)	(6)	103	103
Net loss	$(4,177)	$(132)	$(1,546)	$(19,911)	$(20,245)
Weighted average shares outstanding:
Basic(4)	2,304,350	2,304,350	11,149,721	12,107,625	12,107,625
Diluted(4)	2,304,350	2,304,350	11,149,721	12,107,625	12,107,625
Net loss per share:
Basic(5)	$(2.10)	$(0.06)	$(0.16)	$(1.65)	$(1.68)
Diluted(5)	$(2.10)	$(0.06)	$(0.16)	$(1.65)	$(1.68)
Other Financial Data:
Depreciation and amortization(6)	$3,526	$1,444	$2,859	$4,149
Consolidated Balance Sheet Information (as of period end):
Cash, cash equivalents and short-term investments	$22,023	$16,024	$20,899	$19,274
Working capital(7)	$11,371	$10,947	$10,170	$8,904
Total assets	$29,971	$24,978	$45,266	$52,356
Warrant liability	$—	$—	$6,600	$14,936
Notes payable	$—	$—	$4,012	$9,143
Preferred stock	$—	$—	$426	$426
Series A and Series B preferred stock	$6,091	$6,091	$—	$—
Series C mandatorily redeemable preferred stock	$12,477	$12,477	$—	$—
Total stockholders’ equity (deficit)	$(2,421)	$(2,557)	$17,743	$10,582

(1)	Includes impact of the acquisition of The Foundry (see Note 4 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus).
(2)	Includes acquisition costs in the amount of $2.5 million expensed by the Predecessor for the period January 1, 2006 to May 12, 2006. Also includes $0.4 million resulting from the recording of an allowance against a loan receivable made to a potential video game acquisition target for the year ended December 31, 2007. See Note 15 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Additionally included in selling, general and administrative expenses for the year ended December 31, 2007 is $5.9 million of compensation expense related to the notes payable and shares of restricted stock issued to The Foundry’s former shareholders.
(3)	Includes an aggregate of stock-based compensation expense of $2.1 million for the year ended December 31, 2007 and $286,000 for the period May 13, 2006 to December 31, 2006. There was no stock-based compensation expense prior to these periods.
(4)	Basic and diluted net loss per share was the same for each period, as the impact of all potentially dilutive securities outstanding was anti-dilutive.

(5)	The Predecessor’s and Successor’s preferred shares are participating securities due to their participation rights related to dividends (see Note 1 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus). As a result, net income allocated to shares of our common stock for net loss per share purposes is decreased due to accretion, deemed dividends, and income participation rights of the preferred stockholders as follows:

	Predecessor		Successor
	For the Year Ended December 31 2005	For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007	Pro Forma For the Year Ended December 31, 2007
	(In Thousands)		(In Thousands)
Net loss	$(4,177)	$(132)	$(1,546)	$(19,911)	$(20,245)
Preferred stockholders accretion, deemed dividends, and income participation	(659)	—	(247)	(80)	(80)
Net loss attributable to common stockholders	$(4,836)	$(132)	$(1,793)	$(19,991)	$(20,325)
(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of depreciation and amortization included in cost of revenues and selling, general and administrative expenses.
(7)	Represents total current assets less total current liabilities.

Risk Factors

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If any of the following risks were to actually occur, our business, results of operations and financial condition could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The entertainment and commercial production industries are highly competitive and we may not be able to compete successfully.

The entertainment industry, generally, and the visual effects and animation, software and video game segments thereof, in particular, are highly competitive. Although most feature films require some element of visual effects and animation, there are many visual effects and animation companies competing to provide their services, certain of which are companies that have greater financial, creative and managerial resources than we do. The commercial production industry is also highly competitive. In addition, we believe foreign competitors and competitors with operations or subcontractors in countries such as South Korea, China and India may become an increasing source of competition, due largely to their access to low-cost, high-skilled labor. We may not be able to compete successfully against either current or future competitors. Increased competition could result in reduced revenues, lower margins, and/or loss of market share, any of which could significantly harm our business.

The software and video game segments of the entertainment industry have limited barriers to entry, which allows for vigorous competition both through the entry into the industry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. As the software and video game segments of the entertainment industry are highly competitive, it may be difficult for us to establish ourselves in these markets. We believe that our future results in these areas depend largely upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements and price. The failure to offer software and video game products meeting these criteria may have an adverse effect on the growth and profitability of our business.

Our operating results may fluctuate significantly, which may cause the market price of our common stock to decrease significantly.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Each of the risk factors described in this “— Risks Related to Our Business and Industry” section, and the following factors, may affect our operating results:

•	our ability to continue to attract clients for our services and products;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;
•	our focus on long-term goals over short-term results;
•	the results of our investments in high risk projects, such as film production and video game development projects;
•	general economic conditions and those economic conditions specific to our business lines; and
•	geopolitical events such as war, threat of war or terrorist actions.

In response to these fluctuations, the market price of our common stock could decrease significantly in spite of our operating performance. In addition, our business has historically been cyclical and seasonal in nature, reflecting overall economic conditions as well as client budgeting and buying patterns in the advertising and entertainment industries generally. The cyclicality and seasonality in our business could become more pronounced and may cause our operating results to fluctuate more widely.

We have a history of losses.

Since 2004, we have been unable to generate revenues sufficient to be profitable. We had a net loss of $19,911,000, or $1.65 per share, for the year ended December 31, 2007, a net loss of $1,546,000, or $0.16 per share, for the Successor period May 13, 2006 to December 31, 2006 and a net loss of $132,000, or $0.06 per share, for the Predecessor period January 1, 2006 to May 12, 2006, compared to a net loss of $4,177,000, or $2.10 per share, for the year ended December 31, 2005. We will need to increase revenues to achieve profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We also may be unable to accurately estimate our increased operating expenses as we grow. If our operating expenses exceed our expectations, our financial performance will be adversely affected. For more information, see “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our success depends on certain key personnel.

Our success depends on the continued service and performance of our senior management and key technical personnel, particularly Mark Miller, our President and Chief Executive Officer, Cliff Plumer, our Chief Technology Officer, and Ed Ulbrich, our Executive Vice President and President of our Commercials Division, whom we rely on for management of our company, development of our business strategy and management of our strategic relationships. Our executive officers are bound by employment and noncompetition agreements. However, while it is customary in the entertainment industry to rely on employment agreements as a method of retaining the services of key personnel, these agreements do not guarantee us the continued services of such employees. The loss of any such key personnel, particularly with little or no notice, could cause delays on certain projects and may also have an adverse impact on our relationship with certain clients. Our employment agreements with our named executive officers are summarized under “Compensation of Executive Officers — Employment Agreements”.

To be successful, we must continue to attract and retain qualified personnel.

Our success depends to a significant extent on our ability to identify, attract, hire, train and retain qualified creative, technical and managerial personnel. Competition for the caliber of talent required to make our products and provide our services, particularly for creative and technical personnel, will continue to intensify as film studios build or expand in-house visual effects and animation capabilities, and as the markets for video games and visual effects software continue to develop. Often we hire individuals on a project-by-project basis, and individuals who work on one or more projects for us may not be available to work on future projects. We may not be successful in identifying, attracting, hiring, training and retaining such qualified personnel in the future and our failure to do so could have an adverse effect on our business.

Investment in feature film and video game projects involves substantial financial risk.

As part of our growth strategy, we may invest substantial capital in feature film and video game projects. We cannot predict the financial success of any such project because the revenue derived from the production and distribution of a feature film or video game depends primarily upon its acceptance by the public, which cannot be accurately forecast. The financial success of a feature film or video game also depends upon the public’s acceptance of competing feature films and video games, critical reviews, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized copying and distribution of feature films and video games, general economic conditions, and other tangible and intangible factors, none of which can be predicted with certainty. We expect to invest in a limited number of such projects per year as part of our growth strategy. The commercial failure of just one of those projects could have a material adverse effect on our results of operations, both in the year of release and in future years.

We may not be able to implement our strategies of entering into the film production and video game development businesses effectively or at all.

Our growth strategy depends on our ability to successfully develop visual effects-driven and animated feature films and video games by leveraging the talents of our key artistic personnel and their experience with visual effects and animation production and our proprietary software technology. As a company, however, we have no experience producing or releasing visual effects-driven or animated feature films and no recent experience developing video games. Entry into each of the film production and video game development and production businesses presents significant challenges and subjects our business to significant risks, including those risks set forth below, and the inability to successfully manage these challenges could adversely affect our successful entry into one or both of these markets. Such failures would significantly limit our ability to grow our business while at the same time diverting significant resources from our digital imagery and software services businesses.

Film Production

Our successful production, completion and distribution of visual effects-driven and animated feature films are subject to a number of risks and uncertainties, including:

•	the success of our film production business will be primarily dependent on audience acceptance of our films, which is extremely difficult to predict;
•	only a relatively few “hit” films account for a significant portion of total revenue in the film industry and any failure by us to produce “hit” films could cause revenue generated from our proposed film production business to fall below expectations;
•	the production and marketing of visual effects-driven and animated films is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;
•	delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;
•	the entrance of additional film studios into the visual effects-driven and animated film market, which may result in increased competition for visual effects-driven and animated film audiences and for talented computer graphics animators and technical staff;
•	the costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films;
•	film production is subject to seasonal variations based on the timing of theatrical motion picture and home entertainment releases and a short-term negative impact on our business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;
•	a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films, including a strike by Hollywood actors which may potentially occur in the summer of 2008, could delay or halt our proposed film production activities;
•	while we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, such full length animated feature film and/or video game may never be developed and, in the event Warner Bros. Pictures decides to develop such film and/or video game, it may elect to do so without our further participation;
•	we have no experience producing or releasing visual effects-driven and/or animated feature films and the strain on our personnel from the effort required to produce such feature films and the time required for creative development of future feature films may hinder our ability to consistently release visual effects-driven and animated feature films; and
•	the profitable distribution of a motion picture depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters and any decision by those distributors not to distribute or promote one of the motion pictures which we may produce or to promote competitors’ motion pictures to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed film production business.

Video Game Development and Production

Our successful development, manufacture and distribution of video games are subject to a number of risks and uncertainties, including:

•	the life cycle of a video game title is relatively short, generally involving a relatively high level of sales during the first few months after production followed by a rapid decline in sales, making it important for us to be able to develop high quality new products that are popularly received and that have significant potential to become franchise brand properties;
•	the video game business is highly seasonal, with the highest levels of consumer demand occurring in the December quarter, and if we miss this key selling period, or other key selling periods such as the release of a game in conjunction with the release of the related movie, for any reason, including product delays or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately;
•	only a relatively few “hit” titles account for a significant portion of total revenue in the video game industry, and hit titles offered by competitors in the video game industry may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our proposed video game business to fall below expectations;
•	the video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the key territories in which we conduct or plan to conduct business and such regulation could harm our business by limiting the size of the potential market for our products and by requiring additional differentiation between products for different territories to address varying regulations;
•	while we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, such full length animated feature film and/or video game may never be developed and, in the event Warner Bros. Pictures decides to develop such film and/or video game, it may elect to do so without our further participation;
•	while we intend to implement preventative measures designed to reduce the possibility of hidden, objectionable content from appearing in the video games we propose to publish, these preventative measures will be subject to human error, circumvention, overriding, and reasonable resource constraints and if a video game we published were found to contain hidden, objectionable content, the Entertainment Software Ratings Board could demand that we recall a game and change its packaging to reflect a revised rating, retailers could refuse to sell it and demand we accept the return of any unsold copies or returns from customers and consumers could refuse to buy it or demand that we refund their money; and
•	video games are extremely complex software programs that are difficult to develop, manufacture and distribute and the quality controls and preventative measures we have in place may not be effective in detecting defects in our products before they have been reproduced and released into the marketplace, in which case we could be required to recall a product, or we may find it necessary to voluntarily recall a product and/or scrap defective inventory.

We intend to undertake acquisitions to expand our business, which may pose risks to our business and result in dilution to our stockholders.

A key component of our business strategy includes strengthening our competitive position through internal development and growth. However, we intend to selectively pursue strategic acquisitions of companies in our industry and contiguous industries. To finance any acquisition, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. We may not be able to consummate any acquisitions, or if any such acquisitions are consummated, we may not be able to successfully integrate the operations and management of future acquired companies. If we are unable to attract and consummate acquisitions, our growth could be adversely impacted. Furthermore, any acquisition that is consummated presents several financial and operational risks that could have adverse effects on our operating results. These risks include:

•	costs associated with integrating the acquired businesses;

•	potential liabilities of the acquired businesses;
•	possible adverse tax and accounting effects of the acquisition;
•	diversion of our management’s attention from the day-to-day operation of our business to the integration of the acquired businesses;
•	key employees of the acquired businesses leaving after the acquisition; and
•	the acquired businesses not performing at the level we projected when we determined the purchase price.

Interruption or failure of our information technology systems could impair our ability to effectively provide our services and products, which could damage our reputation.

Our continued success will depend on our ability to meet our clients’ tight schedules, and our provision of our services and products depends on the continuing operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses or other attempts to harm our systems, and similar events. Our facility is located in an area with a high risk of major earthquakes and is also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at our Venice, California facility could result in lengthy interruptions in our projects and our ability to deliver services. Interruptions in our projects could hinder our ability to retain and attract clients and our brand could be damaged if clients believe we are unreliable, either of which, given our reliance on our core strategic client relationships, could result in a decrease in our revenues and otherwise adversely affect our business and operating results.

We depend on advanced technology and computer systems and we cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or our industry.

The entertainment industry in general, and the visual effects and animation, software and video game segments thereof in particular, continue to undergo significant changes, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of our operating units’ services and products. Furthermore, because we are required to provide advanced digital imagery products to continue to win business we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. Furthermore, any error or defect in our software, a failure of our hardware or a failure of our backup facilities may result in a delay in delivery of products and services that could result in significantly increased production costs and may affect our ability to complete the work in a timely fashion. Such delays could have an adverse effect on our brand name and our relationship with our clients, which, given our reliance on our core strategic client relationships, could result in a decrease in our revenues and otherwise adversely affect our business and operating results.

Our revenue may be adversely affected if we fail to protect our proprietary technology or enhance or develop new technology.

We depend on our proprietary technology to develop and produce our products and provide our services. Although we have applied for six patents with the United States Patent and Trademark Office, we currently have not been issued any patents. We rely on a combination of copyright and trade secret protection and non-disclosure agreements to establish and protect our proprietary rights. In addition, we also rely on third-party software which is readily available to others. Failure of our copyrights and trade secret protection, non-disclosure agreements or other measures to provide protection of our technology, and the availability of third-party software, may make it easier for our competitors to obtain technology equivalent to or superior to our technology. Such failures may cause us to seek patents on our proprietary technology. No patents may issue from any patent applications we have filed or may file; if patents do so issue, any claims allowed may not be sufficiently broad to protect our technology, and any such patents may be challenged, invalidated or circumvented. Furthermore, if our competitors develop or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance our technology or acquire new technology so that our technology remains competitive. The incurring of such costs may have an adverse effect on our operating results.

We generally enter into non-disclosure or license agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information, products or technology without authorization, or to develop similar or superior technology independently. Policing unauthorized use of our products is difficult. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We generally rely on “electronically delivered” software licenses that include an electronic acceptance by the purchaser, which may be unenforceable under the laws of certain jurisdictions. The steps we take may not prevent misappropriation of our technology, and our non-disclosure and license agreements may not be enforceable.

In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have an adverse effect on our business and/or our operating results.

Third-party technology licenses may not continue to be available to us in the future.

We also rely on certain technology that we license from third parties, including software that is integrated and used with internally developed software. These third-party technology licenses may not in the future be available to us on commercially reasonable terms, or at all. The loss of or inability to maintain any of these technology licenses could result in delays in performance of work until such time as equivalent technology is identified, licensed and integrated, and we may not be able to identify, license or integrate any such equivalent technology timely or at all. Any such delays in performance of work could cause us reputational damage and result in a decrease in our revenues during the period of delay, either of which could materially adversely affect our business, operating results and/or financial condition.

Others may assert intellectual property infringement claims against us.

Companies in the visual effects and animation, software and video game segments of the entertainment industry are constantly subject to the possibility of claims that their products, services or techniques misappropriate or infringe the intellectual property rights of third parties. Infringement or misappropriation claims (or claims for indemnification resulting from such claims) may be asserted or prosecuted against us, and any such assertions or prosecutions may adversely affect our business and/or our operating results. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have an adverse effect on our business and/or our operating results. If any claims or actions are asserted against us, we may seek to obtain a license of a third-party’s intellectual property rights; however, under such circumstances a license may not be available on reasonable terms or at all.

Motion picture and software piracy may affect our ability to maximize our revenues.

Motion picture piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced motion pictures; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures, depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including us) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

In addition, the proliferation of technology designed to circumvent the protection measures used in software products, the availability of broadband access to the Internet, the ability to download pirated copies of software from various Internet sites, and the widespread proliferation of Internet cafes using pirated copies of software, have all contributed to ongoing and expanding piracy. Though we plan to take steps to make the unauthorized copying and distribution of our products more difficult, these efforts may not be successful in controlling the piracy of our software and proposed video game products. This could have a negative effect on our growth and profitability in the future.

We could be adversely affected by strikes or other union job actions.

Our visual effects and animation projects generally utilize actors, directors, and writers who are members of the Screen Actors Guild, Directors Guild of America, and Writers Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. Many projects also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees. A strike by one or more of the unions that provide personnel essential to the production of our projects could delay or halt our ongoing production activities. A union-related halt or delay, including a strike by Hollywood actors which may potentially occur in the summer of 2008, could cause a delay or interruption in our work on visual effects and animation projects that could result in a decrease in our revenues and otherwise have a material adverse effect on our business, operating results or financial condition.

Film production incentives and subsidies offered by foreign countries and states where we do not have operations could affect our ability to secure work on visual effects and animation projects.

Production incentives and subsidies for feature film production are widely used throughout the industry and are important in helping film studios and production companies to offset production costs. Many countries and states have programs designed to attract feature film production. Incentives and subsidies are used to reduce feature film production costs and such incentives and subsidies take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. Although we currently believe that being based in Venice, California puts us at a competitive advantage due to Venice’s proximity to Hollywood, film studios and production companies may send their visual effects and animation work to companies in foreign countries and states where we do not have operations in order to take advantage of the incentives and subsidies offered there. Any diminution in our ability to secure work on visual effects and animation projects due to such incentives and subsidies could have a material adverse effect on our business, operating results or financial condition.

We depend on revenues from a few significant relationships and any loss, cancellation, reduction, or delay in these relationships could harm our business.

We have historically derived a material portion of our revenues from a limited number of customers and large projects in our feature films segment. These large projects, which usually extend over six to 18 months, have generally been with major motion picture studios in the United States. Different studios have represented greater than 10 percent of our consolidated revenues in different years. Significant customers over the last few years have included Walt Disney Pictures, Columbia Pictures, Paramount Pictures, 20th Century Fox, Universal Pictures, New Regency Productions and Warner Bros. Pictures. We expect that in future periods we will continue to enter into contracts with customers which represent a significant concentration of our revenues. If such contracts were terminated, our revenues and net income could significantly decline. Our success will depend on our continued ability to develop and manage relationships with our significant customers. For example, during the Successor period May 13, 2006 to December 31, 2006 and the Successor year ended December 31, 2007, contracts with two major studios for work in connection with feature films accounted for approximately 47% and 35%, respectively, of our revenues for that period.

Any adverse change in our relationship with any of the major motion picture studios or other of our principal customers could have an adverse effect on our business. Although we are attempting to expand our customer base, we expect that our customer concentration will not change significantly in the near future. The markets in which we sell our services and products are dominated by a relatively small number of customers. We may not be able to retain our largest customers, we may not be able to attract additional customers, and our customers may not continue to buy our products and services in the same amounts as in prior years. The loss of one or more of our largest customers, any reduction in revenues from these customers or our inability to successfully develop relationships with additional customers each could significantly harm our business.

We do not have an agreement with Michael Bay for the development or production of visual effects-driven and animated films or video games and he has no contractual obligation to direct business to us.

We do not have an agreement with Michael Bay, our Co-Chairman and a film director and producer who has directed such films as Transformers and Armageddon, for the development or production of visual effects-driven and animated films or video games. While Mr. Bay has indicated that he intends to work with us in developing projects in these areas in the future, he is under no contractual obligation to do so and he may decide to do so with one or more of our competitors. We also do not have an agreement with Mr. Bay to provide visual effects and animation on films he will direct in the future. While Mr. Bay may recommend that we provide the visual effects and animation to the studio producing a film he is directing, the studio will make the final decision on who provides the visual effects and animation for that film and such studio may not follow Mr. Bay’s recommendation. The failure to capitalize on our relationship with Mr. Bay through the development or production of visual-effects driven and animated feature films or video games, or through our engagement to provide visual effects and animation on films he is producing, could harm our reputation in the industries in which we operate and have an adverse impact on the growth of our business.

The inability to successfully manage the growth of our business may have an adverse effect on our operating results.

We expect to experience growth in the number of employees and the scope of our operations. Such growth will result in increased responsibilities for our management. Since our acquisition of Digital Domain Productions on May 12, 2006, we have begun to implement improvements to its financial, inventory, management and reporting controls and to hire additional numbers of technical, administrative and management personnel. While necessary, these improvements involve expenses that limit our management’s ability to pursue potential market opportunities. If our management is unable to successfully manage expenses in a manner that allows us to both improve operations and at the same time pursue potential market opportunities, the growth of our business could be adversely impacted, which may, in turn, negatively affect our operating results or financial condition.

We may not be able to comply with certain financial covenants under our secured notes.

As of December 31, 2007, we had approximately $20.2 million in principal outstanding under our secured notes, which are secured by substantially all of our assets. Pursuant to the terms of these notes, we are subject to a number of financial covenants, including with respect to maintaining (i) a specified maximum ratio of our consolidated indebtedness to our trailing twelve-month consolidated earnings before interest, taxes, depreciation and amortization, and all other non-cash charges to consolidated net income, or consolidated EBITDA, and (ii) a specified minimum ratio of our trailing twelve-month consolidated EBITDA (less unfinanced capital expenditures) to interest expense and other fixed charges, such as payments on our indebtedness and income taxes, over the same twelve-month period, in each case as of April 30, 2009 and the end of each fiscal quarter thereafter through the term of our secured notes. We intend to use the proceeds of this offering to pay off in full our secured notes, whereupon these covenants will cease to have any effect. In the event that this offering were not to be consummated prior to April 30, 2009, we may be required to take other actions in order to be in compliance with these covenants as of April 30, 2009 and subsequent test dates. In such event, we would explore the full range of options available to us for avoiding a default with respect to these covenants, including attempting to do one or more of the following: (i) raising equity capital in a private financing; (ii) obtaining from the holder of these notes an amendment to or waiver of one or both of these covenants; and (iii) in combination with one or both of the foregoing actions, reconfiguring our business model to reduce the amount or timing of our expenditures. We may not be successful in any of these attempts. In the event that we fail to comply with either of these covenants, or any other financial covenant to which we are subject under our secured notes, including, without limitation, that relating to minimum qualified cash, on any applicable test date, and fail to cure the resulting default as permitted by the terms of our agreements with the lender, the holder of our secured notes would have the right to declare the secured notes and all amounts outstanding thereunder immediately due and payable. The holder would then have the right to enforce its security interest in our assets, which would have a material adverse effect on our business and financial condition. For more information, see Note 8 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

Changes in U.S., regional or global economic conditions could adversely affect our profitability.

Our services, and the products we plan to offer, are luxuries that are dependent on the amount of disposable income available to consumers. A decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for films and video games. In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from entertainment products such as films and video games. Such events could cause a decrease in the demand for both the visual effects and animation services we offer as well as for the films and video games we propose to produce, either of which would have an adverse effect on our profitability and operating results.

Risks Related to this Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after the consummation of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, some of which are beyond our control, including those described above under “— Risk Related to Our Business and Industry” and the following:

•	announcements by us or our competitors of significant contracts, productions, projects, acquisitions or capital commitments;
•	changes in financial estimates by analysts;
•	variations in quarterly operating results;
•	general economic conditions;
•	terrorist acts;
•	future sales of our common stock; and
•	investor perception of us and the industries in which we operate.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of companies in the visual effects and animation, software and video game segments of the entertainment industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, either of which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the consummation of this offering. If securities analysts do not cover our common stock after the consummation of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act of 2002 and a global settlement reached in 2003 between the Securities and Exchange Commission, or SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

A limited number of our stockholders will continue to own a large percentage of our voting stock after this offering, which will allow them to exercise significant influence over matters subject to stockholder approval.

After this offering, our executive officers, directors and their affiliated entities will beneficially own or control approximately 47.0% of the outstanding shares of our common stock (45.1% if the underwriters exercise their over-allotment option in full). Accordingly, these executive officers, directors and their affiliated entities, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We do not intend to pay dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes. Any payment of future cash dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase shares of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Prior to the consummation of the offering, we will file an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopt amended and restated bylaws. Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would benefit our stockholders. These provisions will:

•	permit our board of directors to issue up to 25,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;
•	provide that all vacancies on our board of directors, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and
•	provide that special meetings of our stockholders may be called only by the chairman or vice chairman of the board, our president, the board of directors or one or more stockholders holding shares of our common stock representing at least 50% of the combined voting power of our common stock.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any stockholder who owns, or at any time in the prior three years owned, 15% or more of its outstanding voting stock for a period of three years following the date on which the stockholder became such an “interested stockholder”. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon completion of this offering, there will be 19,159,317 shares of our common stock outstanding (excluding 348,580 restricted shares subject to potential future forfeiture) assuming no exercise of the over-allotment option by the underwriters (or 20,059,317 shares of our common stock if the underwriters exercise their over-allotment option in full). The 6,000,000 shares being sold in this offering (or 6,900,000 shares, if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering (except for shares purchased by our affiliates). Of the remaining 13,159,317 shares not sold in this offering, all such shares are subject to a 180-day lock-up period. The holders of these shares will be able to sell their respective shares in the public market upon termination of the lock-up period, subject to the applicable volume, manner of sale, holding period and other requirements of Rule 144 under the Securities Act of 1933, as amended. In addition, as of March 31, 2008, there are outstanding options to purchase 1,847,510 shares of our common stock and outstanding warrants to purchase 2,196,559 shares of our common stock, which, if exercised, will result in additional shares becoming available for sale upon expiration of the lock-up period. The lapse of the forfeiture restrictions applicable to the restricted shares of our common stock will also result in additional shares of our common stock becoming available for sale. All holders of such warrants, options and restricted shares have also agreed to a 180-day lock-up period. Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. may consent to the release of some or all of the shares subject to the lock-up restrictions for sale prior to the expiration of the lock-up period. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders, option holders or warrant holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, holders of shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all shares of our common stock reserved for issuance under our 2006 General Common Stock Equity Plan. Upon the completion of this offering, an aggregate of 2,716,195 shares of our common stock will be reserved for future issuance under this plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the Rule 144 volume limitations and other requirements applicable to our affiliates and the applicable lock-up restrictions referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, as of March 31, 2008, based on an aggregate of 19,159,317 shares (which excludes 348,580 restricted shares subject to potential future forfeiture) of our common stock outstanding after this offering, you will incur immediate and substantial dilution of $8.70 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $13.00, the mid-point of the price range on the cover page of this prospectus. Investors purchasing shares of our common stock in this offering will contribute approximately 71.3% of the total amount we have raised to fund our company, but will own only approximately 31.3% of the shares outstanding immediately following the consummation of this offering. In the past, we issued certain options to acquire our common stock at prices significantly below the assumed initial public offering price. As of March 31, 2008, we had 1,847,510 options outstanding with exercise prices ranging from $6.00 to $8.40 and with a weighted average exercise price of $7.17 per share and a weighted average remaining contractual life of 9.1 years. As of March 31, 2008, we had 2,196,559 warrants outstanding to purchase common stock with a weighted average exercise price of $1.42 per share. In addition, as of March 31, 2008, 868,685 shares of our common stock are available for issuance in connection with potential future grants of stock options and restricted stock under our 2006 General Common Stock Equity Plan. To the extent the holders exercise those outstanding options and/or warrants, or we issue additional options that are then exercised or restricted stock under our 2006 General Common Stock Equity Plan, or forfeiture restrictions to which outstanding restricted shares are subject lapse, you will sustain further dilution. In addition, as of March 31, 2008, there are outstanding options to purchase 735,250 shares of common stock in Digital Domain Productions, Inc. under its 1995 Stock Option Plan, which, if exercised in full, would reduce our percentage ownership of this currently wholly-owned subsidiary by less than 1%. If we raise additional funding by issuing equity securities or convertible debt, or if we acquire other companies or technologies or finance strategic alliances by issuing equity, the newly issued or issuable shares will further dilute your percentage ownership and may also reduce the value of your investment.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and The NASDAQ Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. As a result of our required compliance with Section 404 of the Sarbanes-Oxley Act, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance. Furthermore, if we identify any issues in complying with the requirements of the Sarbanes-Oxley Act (for example, if we or our independent registered public accounting firm identify a material weakness or significant deficiency in our internal controls over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation, investor perceptions of us and the trading price of our common stock.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation for the majority of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our common stock to decline and delay product development.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to:

•	the anticipated benefits and risks associated with our business strategy;
•	our ability to expand into the visual effects-driven and animated feature film production business and the video game development and production business;
•	our future operating results and the future value of our common stock;
•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;
•	our ability to attract customers in a cost-efficient manner;
•	our ability to attract and retain qualified management and technical personnel;
•	potential government regulation;
•	our future capital requirements and our ability to satisfy our capital needs;
•	the anticipated use of the proceeds realized from this offering;
•	the potential for additional issuances of our securities;
•	the possibility of future acquisitions of businesses or assets; and
•	possible expansion into international markets.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the “Risk Factors” section above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

At an assumed initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, we will receive approximately $68.8 million from the sale of 6,000,000 shares of our common stock in this offering, after deducting estimated offering expenses payable by us of approximately $3.7 million and the underwriting discounts and commissions payable to the underwriters. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $79.7 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the net proceeds from this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $25.4 million of the net proceeds from this offering to prepay in full our existing secured notes; which notes (i) carry an interest rate of 15% per annum, (ii) require quarterly interest payments in arrears on March 30, June 30, September 30, and December 30, (iii) are due on July 21, 2011 and (iv) are reflected at $9,143,000 in our consolidated financial statements at December 31, 2007 included elsewhere in this prospectus (after netting from the principal amount of $20,183,000 the amount of discounts and issuance costs relating thereto). In order to prepay these notes, we are required to pay the holders thereof, in addition to the principal amount, a redemption premium equal to a declining percentage of the outstanding principal amount thereof as the maturity date of the notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125.0% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount.

We will use the remaining net proceeds from this offering to implement our growth strategy by, among other things, expanding our technology development and licensing program and attempting to enter into the production of animated and visual effects-driven feature films and the development and production of video games, as well as for general corporate purposes, including working capital and capital expenditures. We expect that the implementation of our growth strategy may also take place through the acquisition of, or investment in, complementary businesses, technologies or other assets, and through investment in joint ventures, although we have no present agreement to make any such acquisitions or investments. Pending use of the net proceeds of this offering, we intend to invest the funds in cash, cash equivalents (which may include Treasury Bills, certificates of deposit, money market accounts, money market mutual funds, and other liquid investments), or short-term investment grade securities. Management’s plans for the proceeds of this offering are subject to change due to unforeseen circumstances. We cannot specify with certainty the particular uses for the net proceeds to be received by us upon consummation of this offering. Accordingly, our management will have broad discretion in using the net proceeds of this offering.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends on such stock in the foreseeable future. Investors seeking cash dividends should not purchase shares of our common stock.

Capitalization

The following table sets forth our capitalization as of December 31, 2007:

•	on an actual basis; and
•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 166,666 shares of our common stock, and the removal of the put option feature of certain of the warrants issued by us, resulting in a reclassification of the related warrant liability to additional paid-in capital; and
•	on a pro forma as adjusted basis to give effect to the sale of 6,000,000 shares of common stock in this offering at the offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions payable to the underwriters and the estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. All share numbers reflect a 1 for 6 reverse stock split of our common stock to be effected immediately prior to the consummation of this offering.

	As of December 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In Thousands)
Notes payable(2)	$9,143	$9,143	$9,143
Capital lease obligations (current and long term)	242	242	242
Warrant liability(3)	14,936	—	—
Preferred stock, $0.0001 par value (25,000,000 shares authorized; 1,000,000 issued and outstanding, liquidation preference of $1,115,000, actual; and no shares issued and outstanding, pro forma and pro forma as adjusted)	426	—	—
Stockholders’ equity
Common stock, $0.0001 par value (180,000,000 shares authorized; 12,818,362 issued and outstanding, actual; 12,985,028 issued and outstanding, pro forma; and 18,985,028 shares issued and outstanding, pro forma as adjusted)	1	1	2
Additional paid-in capital	31,887	47,249	116,088
Accumulated other comprehensive income	151	151	151
Accumulated deficit	(21,457)	(21,457)	(21,457)
Total stockholders’ equity	10,582	25,944	94,784
Total capitalization	$35,329	$35,329	$104,169

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) by approximately $5.6 million each of pro forma as adjusted additional paid-in capital, total stockholders’ equity and total capitalization, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable to the underwriters and the estimated offering expenses payable by us.
(2)	Notes payable is net of discount and issuance costs of $11,040,000 at December 31, 2007. The difference between the carrying amount and the principal amount of $20,183,000 is being recorded as interest expense from the date of issuance to the maturity date of July 21, 2011 using the effective interest method of accounting.
(3)	See Note 11 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

The number of shares shown as outstanding as of December 31, 2007 above excludes:

•	1,875,394 shares of our common stock issuable as of such date upon the exercise of outstanding options with a weighted average exercise price of $7.15 per share;
•	2,196,559 shares of our common stock issuable as of such date upon the exercise of outstanding warrants with a weighted average exercise price of $1.42 per share;
•	522,869 restricted shares of our common stock subject as of such date to potential future forfeiture; and
•	507,467 shares of our common stock available as of such date for issuance in connection with potential future grants of options and restricted stock under our 2006 General Common Stock Equity Plan.

Dilution

Purchasers of shares of our common stock in this offering will experience an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock in this offering exceeds the net tangible book value per share immediately following the consummation of this offering. Net tangible book value represents our total tangible assets reduced by our total liabilities. Net tangible book value per share represents our net tangible book value divided by the number of shares of our common stock outstanding.

As of December 31, 2007, our net tangible book value was $(1.4) million and our net tangible book value per share was $(0.11). As of December 31, 2007, after giving effect to the conversion of all outstanding shares of our preferred stock and the reclassification of our warrant liability, the pro forma net tangible book value would have been $13.5 million and the pro forma net tangible book value per share would have been $1.04. As of December 31, 2007, after giving effect to the sale of the shares of our common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share of our common stock would have been $4.34 per share. Therefore, new investors in our common stock would have been diluted by approximately $8.66 per share. At the same time, our existing stockholders would have realized an increase in pro forma as adjusted net tangible book value of $3.30 per share after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Net tangible book value per share as of December 31, 2007	$(0.11)
Increase per share attributable to conversion of preferred stock and reclassification of warrant liability	$1.15
Pro forma net tangible book value per share before this offering	$1.04
Increase in pro forma net tangible book value per share attributable to this offering	$3.30
Pro forma as adjusted net tangible book value per share		$4.34
Dilution per share to new investors		$8.66

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2007 by approximately $5.6 million, the pro forma as adjusted net tangible book value per share after this offering by $0.29 and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $0.71 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2007 as described above, the number of shares of our common stock purchased by our existing stockholders and estimated to be purchased by our new investors in this offering, and the total consideration paid and the average price per share paid by existing and new stockholders:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders(1)	12,985,028	68.4%	$31,471,000	28.7%	$2.42
New investors	6,000,000	31.6%	$78,000,000	71.3%	$13.00
Total	18,985,028	100.0%	$109,471,000	100.0%	$5.77

(1)	Assumes conversion of 1,000,000 shares of our convertible preferred stock to 166,666 shares of our common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our existing stockholders would own 65.3% and our new investors would own 34.7% of the total number of shares of our common stock outstanding after this offering.

The number of shares shown as outstanding as of December 31, 2007 above excludes:

•	1,875,394 shares of our common stock issuable as of such date upon the exercise of outstanding options with a weighted average exercise price of $7.15 per share;
•	2,196,559 shares of our common stock issuable as of such date upon the exercise of outstanding warrants with a weighted average exercise price of $1.42 per share;
•	522,869 restricted shares of our common stock subject as of such date to potential future forfeiture; and
•	507,467 shares of our common stock available as of such date for issuance in connection with potential future grants of options and restricted stock under our 2006 General Common Stock Equity Plan.

Because we expect the exercise prices of outstanding options and warrants to purchase shares of our common stock to be significantly below the initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, investors purchasing shares of our common stock in this offering will suffer additional dilution when and if these options or warrants are exercised, or if we issue additional options that are then exercised or restricted stock under our 2006 General Common Stock Equity Plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements and the historical consolidated financial statements of our predecessor company.

The unaudited pro forma condensed consolidated statement of operations information gives effect to (i) the acquisition on March 23, 2007 by Digital Domain of The Foundry Visionmongers Ltd., or The Foundry, as if that transaction occurred on January 1, 2007, and (ii) the issuance by Digital Domain Productions of notes payable on May 16, 2007 (the proceeds from which partially financed our acquisition of The Foundry) as if that issuance occurred on February 23, 2007. In the case of the notes payable issuance, the number of days by which the pro forma related acquisition date of January 1, 2007 precedes the pro forma notes payable issuance date is equal to the number of days by which the actual acquisition date precedes the actual notes payable issuance date (54 days, corresponding to the period commencing with the actual related acquisition date of March 23, 2007 and ending with the actual notes payable issuance date of May 16, 2007). All financial effects resulting from the acquisition transaction and the issuance of the notes payable are already reflected in our consolidated balance sheet as of December 31, 2007 included elsewhere in this prospectus, and accordingly no pro forma condensed consolidated balance sheet is presented.

The Foundry Acquisition

On March 23, 2007, we acquired the entire outstanding capital stock of The Foundry, a company incorporated and registered in England and Wales and whose principal office is located in London, England. We refer to this transaction as the Foundry Acquisition. The Foundry is a visual effects software developer with expertise in image vision and optical flow and specializing in sophisticated plug-ins that are compatible with compositing software packages. The consideration for the transaction consisted of (i) cash in the amount of approximately £550,000 ($1,084,000) which was paid on March 28, 2007, (ii) promissory notes, which we refer to as the Foundry Notes, payable in the aggregate initial principal amount of £2,500,000 ($4,908,000) due upon the earlier of: (a) January 25, 2008 or (b) the completion of an equity offering by us in excess of $10,000,000, and (iii) restricted shares of our common stock having an aggregate value of £2,000,000 ($3,922,000). As of August 3, 2007, as a result of our 2007 private placement of common stock (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — 2007 Private Placement of Common Stock”), we paid in full all amounts owing under the Foundry Notes, as required by the terms thereof.

The cash and expenses related to the Foundry Acquisition, aggregating $1,453,000, plus a note payable of $58,000 and restricted stock valued at $47,000 that were issued to a former shareholder of The Foundry who was not subject to continuing employment, have been accounted for as the purchase price of the acquisition. The purchase price of $1,558,000 was allocated to the assets acquired, with $318,000 allocated to acquired software, $57,000 allocated to amortizable intangibles and $127,000 allocated to indefinite life intangibles. In addition, the original principal amount of the Foundry Notes (excluding the Foundry Note issued to the former shareholder of The Foundry not subject to continuing employment), in the amount of $4,850,000, and $3,875,000, the value of the restricted shares of our common stock issued in the transaction (other than to the former shareholder of The Foundry not subject to continuing employment), computed in relation to the portion of the vesting period falling in 2007, are included in our expenses as compensation expense in 2007.

Falcon Financing Transactions

On July 21, 2006, we entered into a Purchase Agreement with Falcon Mezzanine Partners II, LP, or Falcon, whereby we sold to Falcon $12,500,000 in principal amount of Senior Secured Notes Due 2011, or the Senior Secured Notes. On May 16, 2007, we entered into an Amended and Restated Purchase Agreement with Falcon, amending and restating this Purchase Agreement, whereby we sold to Falcon $7,000,000 in principal amount of Series B Senior Secured Notes Due 2011, or the Series B Notes. The Senior Secured Notes and the Series B Notes (i) have an interest rate of 15.0% per annum; (ii) require quarterly interest payments in arrears on March 30, June 30, September 30, and December 30, commencing September 2006 and June 2007, respectively; and (iii) are due on July 21, 2011. On each interest payment date, we may, at our option, in lieu of the payment in whole or in part of interest due on the Senior Secured Notes and the Series B Notes which is in excess of 12.0% per annum, pay such amount in excess of 12.0% per annum on such notes by adding such amount to the outstanding principal amount thereof. In order to prepay these notes, we are required to pay the holders, in addition to the repayment amount, a redemption premium equal to a declining percentage of the outstanding principal amount thereof as the maturity date of the notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125.0% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount.

In connection with the sale to Falcon of the Senior Secured Notes and the Series B Notes, we issued to Falcon warrants for the purchase of, respectively, 1,220,512 and 416,666 shares of our common stock (see “Description of Capital Stock–Warrants” for additional details). All of these warrants have a put option feature that becomes exercisable on July 21, 2011, whereby we are required to purchase the warrants at the then current fair market value of the underlying common stock, less the exercise price ($0.0006 per warrant share) thereof. This put option feature expires on the earlier of (x) July 21, 2016 and (y) the consummation of a qualified initial public offering, or QIPO, that raises gross proceeds to the company of not less than $25 million. Due to the put option feature of the warrants, the warrants have been recorded as a liability on our balance sheet and are adjusted to the current fair value at each reporting date. The adjustments are recorded as increases or decreases to interest expense. This offering of shares of our common stock, when consummated, constitutes a QIPO for purposes of these warrants. Due to the expiration of the put feature of the warrants upon the consummation of this offering, we will no longer record these warrants as a liability or make any further related adjustments to interest expense following this offering.

The Adjustments

The pro forma adjustments reflect the acquisition described above and include increased interest expense for the issuance and adjustment of the Series B Notes, and increased depreciation and amortization due to the additional periods included in the calculations for purposes of the pro forma analysis.

The unaudited pro forma condensed consolidated statements of operations are for informational purposes only and are not necessarily indicative of the results of operations that would have been achieved had the acquisitions and related transactions for which we are giving pro forma effect actually occurred on the dates indicated as described above and in the accompanying notes, nor are such unaudited pro forma condensed consolidated statements of operations necessarily indicative of the results to be expected for the full year or any future period.

The pro forma adjustments are based on currently available information and assumptions that our management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated statements of operations. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with “Selected Historical Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
Year Ended December 31, 2007

	Successor	The Foundry	Combined	Adjustments		Pro Forma
	For the Year Ended December 31, 2007	For the Period January 1, 2007 to March 23, 2007(1)	For the Year Ended December 31, 2007	For the Year Ended December 31, 2007		For the Year Ended December 31, 2007
	(Dollars in Thousands, Except Per Share Data)
Consolidated Statements of Operations Data:
Revenues	$77,840	$990	$78,830	$—		$78,830
Costs and expenses:
Cost of revenues	62,961	4	62,965	16	(2)	62,981
Selling, general and administrative expenses	26,524	762	27,286	379	(2)	27,665
Total costs and expenses	89,485	766	90,251	395		90,646
Operating income (loss)	(11,645)	224	(11,421)	(395)		(11,816)
Other income (expense):
Interest and investment income	713	1	714	—		714
Interest expense:
Change in fair value of warrant liability	(4,906)	—	(4,906)	—		(4,906)
Amortization of discount and issuance costs on notes payable	(1,435)	—	(1,435)	—		(1,435)
Interest expense on notes payable	(2,579)	—	(2,579)	(146	)(3)	(2,725)
Interest expense, other	(93)	—	(93)	—		(93)
Other expense	(69)	(18)	(87)	—		(87)
Income (loss) before income taxes	(20,014)	207	(19,807)	(541)		(20,348)
Income tax benefit	103	—	103	—		103
Net income (loss)	$(19,911)	$207	$(19,704)	$(541)		$(20,245)
Weighted average shares outstanding:(4)
Basic and Diluted						12,107,625
Net loss per share:
Basic and Diluted						$(1.68)
Weighted average exchange rate		1.9538

(1)	Represents the historical results of The Foundry adjusted to conform to U.S. GAAP. Weighted average exchange rate obtained from the website of the Federal Reserve Bank of New York.
(2)	Adjustments to cost of revenues and selling, general and administrative expenses consist of: (i) an additional $65,000 of compensation expense for increased salaries paid to key employees of The Foundry as incentive to remain with us after the consummation of the Foundry Acquisition, and $311,000 in compensation expense for stock option and restricted stock amortization for the pro forma period; and (ii) a net $19,000 in increased amortization expense on intangible assets utilizing the same valuations as at the transaction date for software $318,000 and customer list $57,000, amortized using the same estimated useful life for the additional pro forma period as in our consolidated financial statements.

A summary of the above adjustments is as follows:

Cost of revenues
Pro forma additional amortization expense on acquired software	$16,000
Selling, general and administrative expenses
Pro forma additional amortization expense on acquired customers	$3,000
Additional salaries paid to key employees of The Foundry	65,000
Stock option and restricted stock compensation expense to employees of The Foundry	311,000
Total selling, general and administrative expenses adjustments	$379,000
(3)	Management has included no additional interest expense incurred with respect to the Foundry Notes, assuming the notes remained outstanding for the same number of days in the pro forma period as in the audited consolidated financial statements included elsewhere in this prospectus, as the penalty terms applicable to a breach of the principal payment terms of such notes motivate a decision to pay off the notes as soon as practicable. Additional interest expense of $146,000 has been assumed for the additional days of interest on the $7,000,000 in principal amount of Series B Notes that we issued in part to pay down the Foundry Notes (assuming such Series B Notes have the same terms as the Senior Secured Notes).
(4)	The weighted average shares outstanding represents the weighted average shares outstanding for the Successor. Basic and diluted net loss are the same for the period, as including the effect of any potentially dilutive securities (options, warrants and preferred stock) was anti-dilutive.

Selected Historical Consolidated Financial Information

The following table contains selected historical consolidated financial information regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We refer to ourselves as the Predecessor for all periods prior to our acquisition of Digital Domain Productions on May 12, 2006. We refer to ourselves as the Successor for all periods following our acquisition of Digital Domain Productions.

Our consolidated statements of operations information for the year ended December 31, 2005 (“Predecessor”), the period from January 1, 2006 to May 12, 2006 (Predecessor), the period from May 13, 2006 to December 31, 2006 (“Successor”), and the year ended December 31, 2007 (Successor) and our consolidated balance sheet information as of December 31, 2007 (Successor) and 2006 (Successor) are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived our consolidated statements of operations information for the year ended December 31, 2004 (Predecessor) from our audited consolidated financial statements which are not included in this prospectus. We derived our consolidated statements of operations information for the year ended December 31, 2003 (Predecessor) (excluding net income (loss) per share data) and our balance sheet information as of December 31, 2003 (Predecessor), 2004 (Predecessor) and 2005 (Predecessor) from our audited consolidated financial statements which are not included in this prospectus. The net income per share data for the year ended December 31, 2003 (Predecessor) has been derived from our financial accounting records. Our consolidated balance sheet information as of May 12, 2006 (Predecessor) has been derived from our financial accounting records.

The financial statements included in this prospectus may not reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

	Predecessor				Successor
	For the Year Ended December 31,			For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007(1)
	2003	2004	2005
	(Dollars in Thousands, Except Per Share Data)				(Dollars in Thousands, Except Per Share Data)
Consolidated Statements of Operations Information:
Revenues	$61,085	$60,046	$49,506	$25,381	$41,652	$77,840
Costs and expenses:
Cost of revenues(3)	49,578	48,846	43,626	20,131	33,753	62,961
Selling, general and administrative expenses(2),(3)	7,497	7,658	7,416	5,667	8,564	26,524
Total costs and expenses	57,075	56,504	51,042	25,798	42,317	89,485
Operating income (loss)	4,010	3,542	(1,536)	(417)	(665)	(11,645)
Other income (expense):
Interest and investment income	309	284	501	289	423	713
Interest expense:
Change in fair value of warrant liability	—	—	—	—	—	(4,906)
Amortization of discount and issuance costs on notes payable	—	—	—	—	(371)	(1,435)
Interest expense on notes payable	—	—	—	—	(836)	(2,579)
Interest expense, other	(3)	(2)	(5)	(2)	(4)	(93)
Other income (expense)	139	104	145	8	(87)	(69)
Income (loss) before income taxes	4,455	3,928	(895)	(122)	(1,540)	(20,014)
Income tax benefit (expense)	(575)	3,180	(3,282)	(10)	(6)	103
Net income (loss)	$3,880	$7,108	$(4,177)	$(132)	$(1,546)	$(19,911)
Weighted average shares outstanding:
Basic(4)	2,304,300	2,304,350	2,304,350	2,304,350	11,149,721	12,107,625
Diluted(4)	2,304,300	2,304,350	2,304,350	2,304,350	11,149,721	12,107,625
Net income (loss) per share:
Basic(5)	$0.04	$0.06	$(2.10)	$(0.06)	$(0.16)	$(1.65)
Diluted(5)	$0.04	$0.06	$(2.10)	$(0.06)	$(0.16)	$(1.65)
Other Financial Data:
Depreciation and amortization(6)	$3,049	$3,224	$3,526	$1,444	$2,859	$4,149
Consolidated Balance Sheet Information (as of period end):
Cash, cash equivalents and short-term investments	$26,137	$24,547	$22,023	$16,024	$20,899	$19,274
Working capital(7)	$7,156	$11,412	$11,371	$10,947	$10,170	$8,904
Total assets	$33,252	$36,053	$29,971	$24,978	$45,266	$52,356
Warrant liability	$—	$—	$—	$—	$6,600	$14,936
Notes payable	$—	$—	$—	$—	$4,012	$9,143
Preferred stock	$—	$—	$—	$—	$426	$426
Series A and Series B preferred stock	$6,091	$6,091	$6,091	$6,091	$—	$—
Series C mandatorily redeemable preferred stock	$11,264	$11,819	$12,477	$12,477	$—	$—
Total stockholders’ equity (deficit)	$(4,099)	$2,454	$(2,421)	$(2,557)	$17,743	$10,582

(1)	Includes impact of the acquisition of The Foundry (see Note 4 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus).
(2)	Includes acquisition costs in the amount of $2.5 million expensed by the Predecessor for the period January 1, 2006 to May 12, 2006. Also includes $0.4 million resulting from the recording of an allowance against a loan receivable made to a potential video game acquisition target for the year ended December 31, 2007. See Note 15 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Additionally included in selling, general and administrative expenses for the year ended December 31, 2007 is $5.9 million of compensation expense related to the notes payable and shares of restricted stock issued to The Foundry’s former shareholders.
(3)	Includes an aggregate of stock-based compensation expense of $2.1 million for the year ended December 31, 2007 and $286,000 for the period May 13, 2006 to December 31, 2006. There was no stock-based compensation expense prior to these periods.

(4)	Basic and diluted net income (loss) per share was the same for each period, as the impact of all potentially dilutive securities outstanding was anti-dilutive.
(5)	The Predecessor’s and Successor’s preferred shares are participating securities due to their participation rights related to dividends (see Note 1 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus). As a result, net income allocated to shares of our common stock for net income (loss) per share purposes is decreased due to accretion, deemed dividends, and income participation rights of the preferred stockholders as follows:

	Predecessor				Successor
	For the Year Ended December 31,			For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007
	2003	2004	2005
	(In Thousands)				(In Thousands)
Net income (loss)	$3,880	$7,108	$(4,177)	$(132)	$(1,546)	$(19,911)
Preferred stockholders accretion, deemed dividends, and income participation	(3,796)	(6,960)	(659)	—	(247)	(80)
Net income (loss) available to common stockholders	$84	$148	$(4,836)	$(132)	$(1,793)	$(19,991)
(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of depreciation and amortization included in cost of revenues and selling, general and administrative expenses.
(7)	Represents total current assets less total current liabilities.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading visual effects and animation company based in Venice, California. We create state-of-the-art digital imagery for feature films, television advertising, interactive visual media and the video game industry. We also provide technical software solutions for the visual effects and animation industry. The foundation of our creative and technical work is our proprietary “Digital Studio”, the unique combination of our people, processes, and award-winning technology. Through our Digital Studio we have developed an expertise in digital imagery, gained a reputation for creative and technical talent, and built relationships with leading filmmakers and film studios.

While we plan to continue to build our existing digital imagery business, we also intend to establish a content ownership business which will focus opportunistically on animated and visual effects-driven films. We are at times approached by leading filmmakers to help conceptualize and develop new and unique ideas that push the envelope for visual effects-driven and animated film content. We intend to evaluate, and may invest capital and/or development and production work on terms deemed by us to be favorable in, major studio feature film projects that meet our budgetary, development and distribution criteria in alignment with our growth strategy. Within this strategy it is our intent to focus on entertainment properties that can be exploited through the convergence of films and video games.

We have historically derived substantially all of our revenues from contracts to provide digital effects to third parties for feature films and commercials, regardless of the commercial success of such projects. We expect the implementation of our business strategy will involve the investment of our capital in projects, with the result that we will have an interest in their underlying commercial success. Therefore, our ability to recoup our capital and realize a return on those investments will be dependent on the commercial success of these projects. Entry into the film production and video game development and production businesses will present us with significant challenges and subject our business to significant risks, which are described in the “Risk Factors” section of this prospectus.

We operate in four reportable segments: feature films, commercials, software and animation/video games. The feature films and commercials segments have historically been the dominant part of our operations; however, with the acquisition of The Foundry Visionmongers Ltd. (see “ — Recent Developments — The Foundry Acquisition”), software has become a more significant portion of our operations. In 2007, the Company launched its animation/video games segment with a goal to develop animated feature films and video games for which it owns the intellectual property. This segment is in the start-up phase.

Recent Developments

2007 Private Placement of Common Stock

In July and August, 2007, we conducted a private placement sale of an aggregate of 1,228,710 shares of our common stock, at a purchase price of $8.40 per share, solely to “accredited investors” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended), including affiliates of Janus Capital Group, LLC and other institutional investors, for gross cash proceeds of $10,321,000, or $10,281,000 net of issuance cost of $40,000. The shares of our common stock purchased by these investors are subject to the right to participate in “piggyback” registrations, and, for each investor that invested $1,000,000 or more in the purchase of such shares, such investor, together with similarly qualifying investors, is entitled to a single demand registration with respect to all such purchased shares at any time following six months after the date that the registration statement of which this prospectus is a part is declared effective.

Series B Senior Secured Notes

On May 16, 2007, we entered into an Amended and Restated Purchase Agreement with Falcon Mezzanine Partners II, LP, or Falcon, amending and restating the Purchase Agreement described below in “ — Recent

Developments — Falcon Financing Transaction”, whereby we sold to Falcon $7,000,000 in principal amount of Series B Senior Secured Notes due in 2011, or the Series B Notes. In addition, we agreed to issue to Falcon stock purchase warrants for the purchase of an aggregate of an additional 416,666 shares of our common stock (see “Description of Capital Stock — Warrants” for additional details). The Series B Notes (i) carry an interest rate of 15.0% per annum; (ii) require quarterly interest payments in arrears due on March 30, June 30, September 30, and December 30, commencing June 2007; and (iii) are due on July 21, 2011. On each interest payment due date, we may, at our discretion, in lieu of the payment in whole or in part of interest due on the Series B Notes which is in excess of 12.0% per annum, pay such amount in excess of 12.0% per annum on the Series B Notes by adding such amounts to the outstanding principal amount of the Series B Notes. In order to prepay these notes, we are required to pay the holders, in addition to the repayment amount, a redemption premium equal to a declining percentage of the outstanding principal amount thereof as the maturity date of the Series B Notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125.0% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount. The Series B Notes issued to Falcon are subject to the same financial covenants as the Senior Secured Notes issued to Falcon. On February 22, 2008, we entered with Falcon into Amendment No. 1 to the Amended and Restated Purchase Agreement, or Amendment No. 1, pursuant to which certain of these financial covenants were modified (see “ — Recent Developments — Falcon Financing Transaction” below).

The warrants to purchase an additional 416,666 shares of our common stock have a put option feature that becomes exercisable on July 21, 2011, whereby we are required to purchase the warrant at the then current fair market value of the underlying common stock, less the exercise price ($0.0006 per warrant share) thereof. This put option feature expires on the earlier of (x) July 21, 2016 and (y) the consummation of a qualified initial public offering, or QIPO, that raises gross proceeds to the company of not less than $25 million. Due to the put option feature of the warrants, the warrants have been recorded as a liability on our balance sheet and will be adjusted to the current fair value at each reporting date. The adjustments are recorded as increases or decreases to interest expense. This offering of shares of our common stock constitutes, when consummated, a QIPO for purposes of these warrants. Due to the expiration of the put feature of the warrants upon the consummation of this offering, we will no longer record these warrants as a liability or make any further related adjustments to interest expense following this offering.

The Foundry Acquisition

On March 23, 2007, we acquired the entire outstanding capital stock in The Foundry Visionmongers Ltd., or The Foundry, a company incorporated and registered in England and Wales and whose principal office is located in London, England. The Foundry is a visual effects software developer with expertise in image vision and optical flow and specializing in sophisticated plug-ins that are compatible with compositing software packages. The consideration for the transaction consisted of (i) cash in the amount of approximately £550,000 ($1,084,000) which was paid on March 28, 2007, (ii) notes payable in the aggregate initial principal amount of £2,500,000 ($4,908,000) due upon the earlier of: (a) January 25, 2008 or (b) the completion of an equity offering by us in excess of $10,000,000 (which equity offering was completed on August 2, 2007 (see “ — Recent Developments — 2007 Private Placement of Common Stock”)), and (iii) restricted shares of our common stock having an aggregate value of £2,000,000 ($3,922,000). On August 3, 2007, we paid in full all amounts owing under the notes payable issued in connection with our acquisition of The Foundry.

In order to retain the members of The Foundry’s management team to whom notes and restricted stock were issued, the notes and restricted stock were structured such that receipt of payment on the notes and receipt of the restricted stock upon vesting are contingent on each such member’s continued employment with The Foundry. Due to this employment contingency, the notes and the restricted stock are recorded as compensation expense rather than as a part of the purchase price. Approximately $4,850,000 of the notes were charged to expense in the year ended December 31, 2007 (with the remaining $58,000 charged to purchase price), and the restricted stock is being charged to expense over the three-year vesting period for the restricted stock.

Falcon Financing Transaction

On July 21, 2006, we entered into a Purchase Agreement with Falcon whereby we sold to Falcon $12,500,000 in principal amount of Senior Secured Notes, or the Senior Secured Notes. The Senior Secured Notes (i) have an interest rate of 15.0% per annum; (ii) require quarterly interest payments in arrears on March 30, June 30, September 30, and

December 30, commencing September 2006; and (iii) are due on July 21, 2011. On each interest payment date, we may, at our option, in lieu of the payment in whole or in part of interest due on the Senior Secured Notes which is in excess of 12.0% per annum, pay such amount in excess of 12.0% per annum on the Senior Secured Notes by adding such amount to the outstanding principal amount of the Senior Secured Notes. In order to prepay these notes, we are required to pay the holders, in addition to the repayment amount, a redemption premium equal to a declining percentage of the outstanding principal amount thereof as the maturity date of the notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125.0% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount. In addition, on July 21, 2006, we sold to Falcon (i) 1,000,000 shares of our 8% senior cumulative convertible participating preferred stock, at a purchase price of $1.00 per share (see “Description of Capital Stock — Preferred Stock” for additional details), and (ii) stock purchase warrants for the purchase of an aggregate of 1,220,512 shares of our common stock (see “Description of Capital Stock — Warrants” for additional details). The gross cash proceeds from this transaction, or the 2006 Falcon Financing Transaction, amounted to $13,500,000. The Senior Secured Notes are subject to a number of financial covenants which must be observed by us during the term of the Senior Secured Notes, relating to minimum qualified cash, or the cash covenant, limitations on capital expenditures, maximum ratios of consolidated indebtedness to consolidated earnings before interest, taxes, depreciation and amortization, and all other non-cash charges to consolidated net income, or consolidated EBITDA, or the total leverage ratio covenant, and minimum ratios of consolidated EBITDA (less unfinanced capital expenditures) to interest expense and other fixed charges, such as payments on our debt and income taxes, or the fixed charge coverage ratio covenant. Pursuant to Amendment No. 1, (i) the coverage of the cash covenant was extended from its original expiration date of June 30, 2008 through March 31, 2009, and (ii) the initial test date for each of the total leverage ratio covenant and the fixed charge coverage ratio covenant was deferred from September 30, 2008 to April 30, 2009.

The warrants to purchase 1,220,512 shares of our common stock have a put option feature that becomes exercisable on July 21, 2011, whereby we are required to purchase the warrant at the then current fair market value of the underlying common stock, less the exercise price ($0.0006 per warrant share) thereof. This put option feature expires on the earlier of (x) July 21, 2016 and (y) the consummation of a qualified initial public offering, or QIPO, that raises gross proceeds to the company of not less than $25 million. Due to the put option feature of the warrants, the warrants have been recorded as a liability on our balance sheet and will be adjusted to the current fair value at each reporting date. The adjustments are recorded as increases or decreases to interest expense. This offering of shares of our common stock, when consummated, constitutes a QIPO for purposes of these warrants. Due to the expiration of the put feature of the warrants upon the consummation of this offering, we will no longer record these warrants as a liability or make any further related adjustments to interest expense following this offering.

2006 Private Placement of Common Stock

On June 27, 2006, we completed a private placement sale of an aggregate of 2,906,320 shares of our common stock, at a purchase price of $6.00 per share, solely to “accredited investors” (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended) for gross cash proceeds of $17,438,000. Expenses for this private placement transaction amounted to $3,445,000, $939,000 of which was non-cash consideration issued to the placement agent for this transaction in the form of warrants to purchase our common stock. The shares of our common stock issued to these investors were subject to an anti-dilution adjustment with respect to any issuances by us of shares of our common stock (and securities exercisable or convertible into such shares) at less than $6.00 per share through June 2007. In addition, the holders of these shares of common stock have “tag along” rights entitling them to sell any or all of their shares upon the same terms as, and along with, the sale of our securities by certain of our other stockholders, subject to customary terms and conditions incident to such rights. The “tag along” rights terminate upon an initial public offering of our common stock. The shares of common stock purchased by these investors are also subject to the right to participate in one “piggyback” registration during the two-year period following the issuance of these shares.

2006 Acquisition

On May 12, 2006, DD Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Digital Domain, merged with and into Digital Domain Productions, Inc. (formerly Digital Domain, Inc.), or Digital Domain Productions, which we refer to as the Acquisition. DD Acquisition Subsidiary, Inc. ceased to exist and Digital Domain Productions continued the operation of its business as a wholly-owned subsidiary of Digital Domain. The purchase consideration consisted of (i) cash in the aggregate amount of $4,500,000 paid on May 12, 2006 and (ii) an aggregate amount of $30,000,000 in original principal amount of promissory notes, which we refer to as the Sellers’ Notes. The Sellers’ Notes had a maturity date of December 31, 2006, accrued interest at a rate of 10% per annum, were secured by the shares of Digital Domain Productions common stock owned by Digital Domain, and were guaranteed by certain of our officers and directors who are also stockholders in the aggregate amount of $9,000,000. Pursuant to the terms of the Sellers’ Notes, we made a mandatory prepayment on the notes in the amount of $4,500,000 on May 13, 2006, the first business day following the date the merger was effective. The Sellers’ Notes contained certain optional prepayment provisions that allowed the notes to be deemed paid-in-full and automatically cancelled if we paid the holders of the notes a total amount equal to (i) 80% of the original principal amount, without interest, on or before the 60th day from the date the notes were issued or (ii) 90% of the original principal amount, with interest, after the 60th day and on or before the 90th day from the date the notes were issued. We received an extension of time to pay off the notes at 80% of the original principal amount. On July 21, 2006 the notes were paid off in full in a total amount of $24,000,000 (80% of the original principal amount, without interest).

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. However, estimates inherently relate to matters that are uncertain at the time the estimates are made, and are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Revenue Recognition

We primarily derive revenue from contracts to provide digital imagery work for feature films and commercials and the licensing of software.

Digital Imagery Revenue.  Our digital imagery revenue results from fixed-price contracts, each consisting of an accepted written bid and agreed-upon payment schedule, for the development of digital effects and image creation for the entertainment and advertising industries. Typically, the bid/offer and acceptance process commences when we, in response to a request for bids, submit to a film studio, advertising agency or other purchaser of visual effects a detailed written bid setting forth: (i) a description of the deliverables to be delivered by us; (ii) the schedule for delivery of such deliverables; and (iii) our compensation. If our bid is successful, an authorized representative of the purchaser of the effects then notifies us, by telephone, email or other writing, that our bid has been accepted, subject to our agreement to the payment schedule proposed by the purchaser as part of this notification. If the parties mutually agree upon the written bid terms and the payment schedule in this manner, we will then commence work and provide the purchaser with invoices in connection therewith consistent with the terms of the accepted bid and agreed upon payment schedule (which we collectively refer to as the “Accepted Bid”). In many, but not all, cases either we or the purchaser will, after the conclusion of the bid and acceptance process, deliver to, and attempt to negotiate with, the other party a more comprehensive long-form written agreement which, if signed and delivered by both of the parties, would supersede the Accepted Bid. The written contract, if any, that supersedes the Accepted Bid is hereinafter referred to as the “Long-Form Agreement.” The Long-Form Agreement would typically contain, in addition to the material terms set forth in the Accepted Bid, a variety of non-material terms, which may include, e.g., the provider’s entitlement to screen credits, procedures for implementing change orders, provisions regulating press releases, both parties’ requirement to maintain insurance, and dispute resolution provisions. Even in those cases in which one of the parties submits to the other party a draft Long-Form Agreement for negotiation, we and the purchaser may fully perform the Accepted Bid and never enter into such Long-Form Agreement. As to change orders submitted by the purchaser to us under contracts constituted by an Accepted Bid that has not been superseded by a Long-Form Agreement, it is our practice to accept such change orders as amending the underlying contract only when the change order is submitted in a writing and the writing expressly reaffirms the other terms and conditions of the original contract.

We account for our contracts to provide digital imagery in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We initiate revenue recognition when we have persuasive evidence of an arrangement with a customer, which is upon entry by us and the customer into the Accepted Bid as a legally enforceable agreement. We utilize the cost-to-cost measures of the percentage-of-completion method of accounting in accordance with SOP 81-1. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For all contracts, revenues are calculated based on the percentage of total costs incurred compared to total estimated costs at completion. Contract costs include direct materials, direct labor costs, and indirect costs related to contract performance, such as indirect labor, supplies, and tools. These costs are included in cost of revenues for digital effects.

The customer contracts in our digital imagery business represent binding agreements to provide digital effects to the customers’ specifications. The contracts contain subjective standards applicable to the delivered digital effects and objective specifications that relate to the technical format for the digital effects that we deliver to our customers. In all instances, the customer receives complete ownership rights in and to the digital effects as the effort progresses. In the event of a termination of a contract, ownership in the digital effects transfers to the customer, and we as the contractor are entitled to receive reimbursement of costs incurred up to that point and a reasonable profit. The contracts contain production schedules setting forth a time line for production and a final delivery date for the completed digital effects.

Payments for our services are received over the term of the contract, including payments required to be delivered in advance of our work to fund a portion of the costs to produce the digital effects. Cash received from customers in excess of costs incurred and gross profit recognized on the related projects is recorded as advanced payments. Unbilled receivables represent revenues recognized in excess of amounts billed. The digital effects produced are delivered to the customer at the end of the contract and the customer is not required to deliver the final scheduled payment until receipt and acceptance of the digital effects.

We perform a monthly review of uncompleted contracts. Amounts representing contract change orders or claims are included in revenues only when they meet the criteria of SOP 81-1. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against operations. Changes in estimates of contract sales, costs and profits are recognized in the current period based on the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in one or more projects could have a material adverse effect on our consolidated financial position or results of operations.

Software Revenue.  Our software products consist of the compositing software product Nuke and plug-in applications that work with Nuke and various other third party software products used by visual effects professionals to solve image processing problems.

Our software revenue is derived from perpetual software licenses and, for Nuke, related maintenance arrangements consisting of technical support and software updates on a when-and-if available basis. We apply the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Revenue is recognized when all four of the following criteria are met:

•	Evidence of an arrangement. We either enter into a license contract or receive a written purchase order issued by our customer as evidence of an arrangement.
•	Delivery. Delivery is considered to occur for licensed software when we have made the software available for electronic download and the customer has been provided access codes that allow for immediate possession of the software. Maintenance revenue is considered delivered ratably over the applicable maintenance period.
•	Fixed or determinable fee. We consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within our normal established practices (net 30 days).
•	Collection is deemed probable. Collection is deemed probable if we have a reasonable basis to expect that the customer will pay amounts under the arrangement as payments become due.

All of our licenses for Nuke are bundled with maintenance. We apply the residual method of SOP 98-9 to these arrangements whereby the estimated fair value of maintenance is initially deferred with the residual value of the arrangement being recognized upon delivery as long as the other recognition criteria specified above have been met. The fair value of maintenance is determined based on vendor specific objective evidence (VSOE) which is established based on an analysis of the price paid for maintenance when it is sold separately from the related software licenses. We recognize all maintenance revenue for Nuke ratably over the applicable maintenance period, which is typically one year. We do not currently enter into explicit maintenance arrangements with the customers of our plug-in applications; however, technical support and software updates are provided on a limited basis. Maintenance related to plug-in applications is recognized upon delivery, subject to the recognition criteria specified above, because the maintenance related to plug-in applications is provided over periods less than a year, has historically been and is expected to be minimal and infrequent, and the estimated costs of providing the maintenance is insignificant.

A significant portion of our software licenses are sold through resellers. Selling prices are fixed and determinable upon delivery as most resellers are not “stocking dealers”. Access codes delivered electronically to the reseller allow only the ultimate end-user customer of the dealer to access the software. Amounts billed are generally due within 30 days and we do not have arrangements that include allowances or other credits to resellers.

Capitalized Software Costs

Under the provisions of AICPA SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, we capitalize costs associated with customized internal use software that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications, internally developed code, and purchased software licenses, and the costs of implementation, programmed enhancements and new releases for certain projects that qualify for capitalization. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point at which the project is substantially complete and ready for its intended purpose. Capitalized costs related to internally developed software costs are included in computer software within property and equipment.

Goodwill and Acquisition-Related Intangible Assets

We classify the difference between the purchase price and the fair market value of net assets as goodwill. We classify intangible assets apart from goodwill if the assets have contractual or other legal rights or if the assets can be separated and sold, transferred, licensed, rented or exchanged. Depending on the nature of the assets, the amortization period may range from two to ten years for those assets subject to amortization.

We evaluate the carrying value of goodwill and intangible assets not subject to amortization for impairment as of the first day of the fourth quarter of each calendar year or whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets not subject to amortization may not be recoverable. For the evaluation of intangible assets not subject to amortization, we compare the fair value of these intangible assets to their carrying amount. If the carrying amount of these intangible assets exceed their fair value, an impairment loss would be recognized in an amount equal to that excess. For the evaluation of goodwill, we apply the two-step process as required by SFAS No. 142, Goodwill and Other Intangible Assets. We identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities to those reporting units in order to assess goodwill for impairment. In the first step of a two-step impairment test, we determine the fair value of these reporting units. We compare the fair value for each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of that reporting unit’s goodwill with its carrying amount.

Based on our annual impairment tests, we determined that goodwill and intangible assets not subject to amortization were not impaired pertaining to the Successor period from May 13, 2006 to December 31, 2006 and the year ended December 31, 2007.

Impairment of Long-Lived Assets

We evaluate long-lived assets, other than goodwill and identifiable intangible assets with indefinite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future cash flows is less than the carrying amount of the asset, in which case a write-down is recorded to reduce the related asset to its estimated fair value.

Stock-Based Compensation

We have two active stock-based compensation plans, which are described more fully in Note 11 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Our stock-based compensation awards consist primarily of options granted to employees for the purchase of our common stock or the common stock of our subsidiary, Digital Domain Productions. Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and elected to provide the pro forma disclosure requirements of SFAS No. 123, Share-Based Payment, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under the intrinsic value method, we recognized share-based compensation equal to the award’s intrinsic value, if any, at the time of grant over the requisite service periods using the straight-line method.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which requires that compensation costs related to share-based payment transactions be recognized in financial statements based on the fair value of the share-based payments. We also adopted SFAS No. 123R using the prospective method. Under this method, we will continue to apply APB Opinion No. 25 to awards outstanding at December 31, 2005 (provided that such awards are not modified after the date we adopted SFAS No. 123R). The adoption of SFAS No. 123R did not have a material effect on our consolidated financial statements. Compensation costs for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption are measured at their estimated fair value using the Black-Scholes option-pricing model. The fair value for awards that are expected to vest is then amortized on a straight-line basis over the remaining requisite service period of the award, which is generally the option vesting term. The amount of expense recognized in the consolidated financial statements represents the expense associated with the stock options expected to ultimately vest based upon an estimated rate of forfeitures. This rate of forfeitures is updated as necessary and any adjustments needed to recognize the fair value of options that actually vest or are forfeited are recorded. The Black-Scholes option-pricing model, used to estimate the fair value of an award, requires the input of subjective assumptions, including the expected volatility of our common stock and an option’s expected life. As a result, the financial statements include amounts that are based upon our best estimates and judgments relating to the expense recognized for stock-based compensation.

In connection with our acquisition of Digital Domain Productions in May 2006, a value for Digital Domain Productions was established as the result of an arm’s-length transaction between independent parties. Because of the liquidation preferences of the preferred stockholders of Digital Domain Productions at the time of the Acquisition, there was no value remaining to allocate to the common stockholders. Subsequent to the Acquisition, we (as the Successor) sold shares of common stock and preferred stock in various financings through August 2007.

We also performed valuations of our common stock as of March 31, 2007 and September 30, 2007 using a probability-weighted combination of the market comparable approach and the income approach to estimate the aggregate enterprise value of our company at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuation would have been different.

During 2007, we granted options to purchase our common stock at dates that generally fell between the date of one of the financings and the valuations referenced above. In those instances, we granted options with an exercise price equal to the higher of the per-share fair value determined by the most recent such financing or valuation. The weighted average exercise price of options issued from May 13, 2006 to December 31, 2007 is $7.15 per share, with the lowest price being $6.00 per share and the highest being $8.40 per share.

Warrants to purchase shares of common stock granted to non-employee service providers are accounted for as compensation for the services rendered in accordance with Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Connection with Selling Goods or Services, and as equity in accordance with the provisions of EITF Issue No. 00-19, Accounting for Derivative

Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The fair value of these warrants is determined using the Black-Scholes option pricing model.

We have accounted for put warrants under the provisions of FASB Staff Position, or FSP, No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an Interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either put-able or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. The warrant is classified as noncurrent according to when the put can be exercised. Subsequent changes in fair value are recognized as interest expense or income in the consolidated statement of operations for each reporting period.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is recorded to reduce net deferred income tax assets to amounts that are more likely than not to be realized.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). As a result of our adoption of FIN 48, we performed a comprehensive review of our portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents our expected tax treatment of a tax position taken in a filed tax return, or planned to be taken in a future return, that has not been reflected in measuring income tax expense for financial reporting purposes. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle. The adoption of FIN 48 did not have a material impact on our results of operations, financial position or cash flows.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The U.S. Internal Revenue Service, or IRS, has examined and substantially concluded all tax matters for the years through 2003. In addition, open tax years related to state and foreign jurisdictions remain subject to examination but are not considered material.

Effect of Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157, which defers the implementation for the non-recurring nonfinancial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The provisions of SFAS No. 157 will be applied prospectively. The statement provisions effective as of January 1, 2008, do not have a material effect on our results of operations, financial position or cash flows. We are evaluating the impact, if any, the adoption of the remaining provisions will have on our results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities — Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. We did not make this election. As such, the adoption of this statement did not have any impact on our results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No 141R is effective for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31, 2008. We are currently evaluating the impact, if any, the adoption of this statement will have on our results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. We are currently evaluating the impact, if any, the adoption of this statement will have on our results of operations, financial position and cash flows.

In December 2007, the FASB ratified the EITF consensus on EITF Issue No 07-1, Accounting for Collaborative Arrangements that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e. parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. Additionally, the consensus provides that income statement characterization of payments between the participation in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. We are currently evaluating the impact, if any, the adoption of this standard will have on our results of operations, financial position and cash flows.

Operating Segments

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenues and operating income based upon internal accounting methods. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. Our chief operating decision maker is our Chief Executive Officer. Our four segments are Feature Films, Commercials, Software and Animation/Video Games. Our reporting systems present various data for management to operate the business. The chief operating decision maker reviews profit and loss statements prepared in accordance with U.S. GAAP. However, certain expenses are not allocated to the various segments (primarily consisting of support staff salaries and benefits, fees for outside professional services, insurance costs, and utilities costs, all of which are included in selling, general and administrative expenses). Interest and other income are not allocated to the various segments, as the chief decision maker does not evaluate segment operations beyond the income from operations level.

Our Feature Films and Commercials segments have historically dominated our operations; however, since our acquisition of The Foundry in 2007, we recognize Software as a separate segment and include the Software segment’s information for prior periods even though it was not significant for those periods. In addition, in 2007, we also launched our Animation/Video Games group and now also recognize Animation/Video Games as a separate segment. As of December 31, 2007, no revenues have been generated by, and no assets have been allocated to, our Animation/Video Games segment.

Results of Operations

The following table sets forth certain information regarding our consolidated results of operations for the year ended December 31, 2005, the period from January 1, 2006 to May 12, 2006, the period from May 13, 2006 to December 31, 2006, and the year ended December 31, 2007.

Results of Operations

	Predecessor		Successor
	For the Year Ended December 31, 2005	For the Period January 1, 2006 to May 12, 2006	For the Period May 13, 2006 to December 31, 2006	For the Year Ended December 31, 2007
	(In Thousands)		(In Thousands)
Revenues	$49,506	$25,381	$41,652	$77,840
Costs and expenses:
Cost of revenues	43,626	20,131	33,753	62,961
Selling, general and administrative expenses	7,416	5,667	8,564	26,524
Total costs and expenses	51,042	25,798	42,317	89,485
Operating loss	(1,536)	(417)	(665)	(11,645)
Other income (expense):
Interest and investment income	501	289	423	713
Interest expense:
Change in fair value of warrant liability	—	—	—	(4,906)
Amortization of discount and issuance costs on notes payable	—	—	(371)	(1,435)
Interest expense on notes payable	—	—	(836)	(2,579)
Interest expense, other	(5)	(2)	(4)	(93)
Other income (expense)	145	8	(87)	(69)
Loss before income taxes	(895)	(122)	(1,540)	(20,014)
Income tax benefit (expense)	(3,282)	(10)	(6)	103
Net loss	$(4,177)	$(132)	$(1,546)	$(19,911)

The following describes certain line items set forth in our consolidated results of operations:

Revenues.  We derive a substantial amount of our revenue from a limited number of customers and projects in our feature films segment, which are usually large projects that extend over six to 18 months. There are a number of factors that can influence timing of our revenues and cash flows, including film budgets, the expected release date of completed works in our feature films segment as dictated by senior management of our customers and the perceived attractiveness to the public of various types of feature films and commercials. As a result, we have little control over the timing and mix of individual projects in our feature films segment. For example, our customers can elect to accelerate or delay their production schedules based on their perception of the market receptivity for their completed product. Such decisions have historically caused volatility in our reported revenues and expenses as we seek to meet the production schedules of our customers. In addition, revenue generation in our feature films segment has tended historically to be cyclical as a result of the film studios’ traditional release cycles. The number of our feature films projects generally reaches its highest level during the first six months of the year, corresponding to the studios’ summer release slate, with the result that the revenue generated in this segment tends to be higher in the first two fiscal quarters of the year than in the last two. During the third fiscal quarter of the year, revenue generation in this segment typically decreases, but increases through the fourth fiscal quarter as we work on films scheduled for release during the year-end holiday season.

We also derive a substantial amount of our revenue from our commercials segment. We typically execute a contract with an advertising agency that calls for a significant portion of the contract amount to be paid in the early stages of the project. A typical television commercial project will range in size from a few hundred thousand dollars to over a million dollars and will typically take four to 12 weeks to complete. Revenue generation in our commercials segment also tends to be cyclical, increasing shortly before major live television events such as the Super Bowl, the Academy Awards® telecast, the NBA playoffs and the Summer Olympics. Since many of these live events take place early in the calendar year, the revenue generated in this segment is generally higher during the first two fiscal quarters than in the last two.

A majority of our revenue is derived from fixed-price contracts, which are recognized using the percentage of completion method of accounting. Under the percentage of completion method, revenue is recognized based on the percentage of the total costs incurred compared to the total estimated costs at completion. Delays in production due to customer-imposed factors or our internal resource requirements, as well as unforeseen accelerations in our customer’s timing, will change how costs are incurred and accordingly will result in revenue being recorded in a period other than as originally anticipated. Since many of our costs are of a fixed nature, incremental changes in revenue can have a significant effect on our reported gross and operating margins and net income or loss.

The recent trend in both our feature films and commercials segments has been in the direction of a lower number of total contracts, but having a higher average fixed price. As our management has made a conscious decision to focus increasingly on bidding for larger-scale projects in both our feature films and commercials segments, we expect this trend to continue.

Included in feature films revenues are royalties that we receive related to our work on the feature film Titanic in the amounts of $0.2 million, $0.1 million and $0.2 million for the years ended December 31, 2005, 2006 and 2007, respectively. We expect this revenue stream to continue, although we are unable to predict the amount or remaining term of these royalties.

Our software products consist of the compositing software product Nuke and plug-in applications that work with Nuke and various other third party software products used by visual effects professionals to solve image processing problems. Most of our software revenue is derived from perpetual software licenses of these products. The standard perpetual licensing fee for Nuke is currently $3,500 per license, and the licensing fees for the plug-in applications are up to $10,950 per license depending on the application. The licenses for Nuke and the plug-in applications, which are set forth in end user license agreements, are non-transferable and subject to certain enumerated restrictions on use. Each end user license agreement provides for a 90-day limited warranty and remains in effect perpetually unless and until terminated by us in response to a licensee’s breach of the terms thereof. We also derive revenue from maintenance, consisting of technical support and software updates on a when-and-if available basis. All of our licenses for Nuke are bundled with maintenance which we recognize as revenue ratably over the applicable maintenance period, which is typically one year. We do not currently enter into explicit maintenance arrangements with the customers of our plug-in applications; however, technical support and software updates are provided on a limited basis. Revenue for maintenance related to our plug-in applications is recognized upon delivery of our software licenses.

Cost of revenues.  Cost of revenues includes direct compensation, travel, lodging, and employee benefits for project-related personnel and related stock-based compensation expenses, payments to third-party contractors, and other direct project-related expenses. Also included in cost of revenues is an allocation based on a computational percentage of corporate overhead, which includes support salaries and employee benefits and related stock-based compensation expenses, occupancy costs, depreciation and amortization expenses, utilities and other expenses. We review and adjust these standards and computational percentages periodically so as to align them with comparable actual costs incurred.

Selling, general and administrative expenses.  Selling, general and administrative expenses include compensation and benefits for corporate service employees and software engineers, expendable computer software and equipment, facilities expenses and other operating expenses not directly related and/or allocable to projects. Additionally, our sales personnel receive, as part of their compensation packages, periodic and annual bonus/commission incentives.

We expect to incur significant additional expenses as a result of being a public company, including costs to comply with the Sarbanes-Oxley Act of 2002 and other rules and regulations applicable to public companies. In addition, we expect to increase our research and development staff as our operations grow, as we become more involved in the production of video games and feature films and as we integrate potential future acquisitions. We intend to invest appropriate resources to properly manage and control our business, and this investment will likely result in future increases in selling, general and administrative expenses.

With our acquisition of The Foundry in 2007, we have increased our investment in our software business to provide technical software solutions for the visual effects and animation industry. The research and development relating to these technical software solutions is a complicated process that does not always produce a marketable product. Projects can be abandoned before they reach technological feasibility or after marketing efforts do not produce sufficient revenue. Our decision to develop new software solutions will require additional investments in personnel and equipment and will result in additional charges to operations before revenue is generated from these products. Additional expenses will also be incurred related to new product introductions and future product enhancements.

Interest and investment income.  Our interest and investment income consists of interest earned on our cash, cash equivalents and short-term investments.

Interest expense.  Our interest expense consists of interest incurred on our outstanding notes payable and capital leases, increases or decreases in the fair value of our warrant liability, and amortization of the discount and issuance costs on our senior secured notes payable. Our warrant liability, which relates to the put option feature of the warrants issued to Falcon in connection with the secured notes financings in July 2006 and May 2007, is adjusted to fair value at the end of each reporting period.

Other income (expense).  Our other income (expense) includes other minor miscellaneous income (expense) items. Certain of our officers and directors, who are also holders of our common stock, guaranteed the Sellers’ Notes issued in connection with our acquisition of Digital Domain Productions on May 12, 2006. The estimated fair value of the guarantees was $180,000 and was recorded as other expense and an increase in additional paid-in-capital for the Successor period from May 13, 2006 through December 31, 2006.

Year Ended December 31, 2007 (Successor)

The table below sets forth certain information regarding our consolidated results of operations for the year ended December 31, 2007 (Successor).

	Successor Year Ended December 31, 2007	% of Revenues
	(In Thousands)
Revenues	$77,840	100.0%
Costs and expenses:
Cost of revenues	62,961	80.9%
Selling, general and administrative expenses	26,524	34.1%
Total costs and expenses	89,485	115.0%
Operating loss	(11,645)	-15.0%
Other income (expense):
Interest and investment income	713	0.9%
Interest expense:
Change in fair value of warrant liability	(4,906)	-6.3%
Amortization of discount and issuance costs on notes payable	(1,435)	-1.8%
Interest expense on notes payable	(2,579)	-3.3%
Other interest expense	(93)	-0.1%
Other expense	(69)	-0.1%
Loss before income taxes	(20,014)	-25.7%
Income tax benefit	103	0.1%
Net loss	$(19,911)	-25.6%

Revenues.  Total revenues for the year ended December 31, 2007 were $77.8 million. Both the feature films and commercials segments benefited in the year ended December 31, 2007 from the number of large projects that were in production during this year. The software segment had an increase in revenues principally related to the inclusion of revenues attributable to The Foundry, which we acquired on March 23, 2007.

Cost of revenues.  Total cost of revenues was $63.0 million for the year ended December 31, 2007. The cost of revenues as a percentage of total revenue was 80.9% for the year. Cost of revenues is directly related to the volume of contracts in progress during the year. Additionally, the cost of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. For the year ended December 31, 2007, we increased our personnel and personnel-related costs, resulting in increased fixed costs that had to be absorbed by these projects. During the year ended December 31, 2007, we benefited from the acquisition of The Foundry. During the year ended December 31, 2007, The Foundry contributed approximately $3.7 million in revenues and only $0.1 million in direct costs, which helped reduce our percentage of cost of revenues to revenues for this year.

Selling, general and administrative expenses.  Total selling, general and administrative expenses were $26.5 million for the year ended December 31, 2007, as set forth in the following table. Included in the amount is approximately $5.9 million related to our notes payable and restricted stock issued as compensation to The Foundry’s former shareholders in connection with the acquisition of The Foundry and $3.9 million related to The Foundry’s operating expenses consisting of the salaries and benefits of administrative employees and software engineers, research and development costs and costs to operate The Foundry’s facility. Also included in selling, general and administrative expenses is $13.7 million of general corporate expenses consisting of $8.2 million related to salaries and benefits, research and development costs of $0.4 million, trade show costs of $0.2 million, professional fees of $1.9 million, occupancy and general expenses of $1.1 million and marketing costs in the amount of $1.9 million. The allowance against loans in the amount of $0.4 million resulted from the recording of an allowance against loans made to a video game company that was a potential acquisition target. For more information, see Note 15 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. In addition, during the year ended December 31,

2007, we launched our animation/video games group and incurred $1.6 million of start-up costs, primarily staff-related expenses. Stock-based compensation was $0.7 million for the year ended December 31, 2007. We expect stock-based compensation to increase in future periods as we grant additional options and recognize as compensation $5.9 million of unrecognized compensation costs related to nonvested options at December 31, 2007.

Successor Year Ended December 31, 2007
(In Millions)
Depreciation and amortization	$0.3
Foundry Acquisition-related expenses	5.9
Stock-based compensation	0.7
The Foundry operating expenses	3.9
Allowance against loan to potential acquisition target	0.4
Animation/video games group	1.6
General corporate expenses	13.7
Total	$26.5

Interest and investment income.  Interest and investment income was $0.7 million for the year ended December 31, 2007. Interest and investment income result from the investment of excess cash into interest-bearing instruments.

Interest expense.  As summarized in the table below, interest expense was $9.0 million for the year ended December 31, 2007. For the year ended December 31, 2007, we recognized interest expense of $2.6 million on the notes payable issued to Falcon and interest expense related to the amortization of the discount on these notes and issuance costs related to these notes in the aggregate amount of $1.4 million, and we recognized interest expense of $0.1 million on the notes payable issued in connection with the Foundry Acquisition. The Foundry notes payable were both issued and paid in full during the year ended December 31, 2007. In addition, for the year ended December 31, 2007, there was an adjustment of approximately $4.9 million related to the increase in the fair value of our related warrant liability. The warrant liability is adjusted to the current fair value and the adjustments are recorded as increases or decreases to interest expense.

Successor Year Ended December 31, 2007
(In Millions)
Amortization of discount and issuance costs on notes payable	$1.4
Interest expense on notes payable	2.6
Increase in warrant liability	4.9
Interest expense on Foundry notes payable	0.1
Total	$9.0

Other expense.  Other expense was $0.1 million for the year ended December 31, 2007 and is primarily related to foreign exchange loss on transactions relating to The Foundry.

Income tax benefit.  Due to uncertainties related to the realization of deferred tax assets, a valuation allowance has been established against substantially all of our gross deferred tax assets. The income tax benefit of $0.1 million recognized during the year ended December 31, 2007 relates to operating losses generated by our United Kingdom entity, The Foundry.

Results by Segment — Year Ended December 31, 2007 (Successor)

The table below sets forth certain information regarding our results of operations on a consolidated basis and by segment for the year ended December 31, 2007 (Successor).

Successor Year Ended December 31, 2007	Feature Films	Commercials	Software	Animation/ Video Games	Corporate and Other	Total
	(In Thousands)
Revenues	$51,359	$22,324	$4,157	$—	$—	$77,840
Costs and expenses:
Cost of revenues	44,559	18,275	127	—	—	62,961
Selling, general and administrative expenses	218	1,256	10,383	1,602	13,065	26,524
Total costs and expenses	44,777	19,531	10,510	1,602	13,065	89,485
Operating income (loss)	$6,582	$2,793	$(6,353)	$(1,602)	$(13,065)	$(11,645)

Feature Films Segment

The table below sets forth certain information regarding our results of operations for our Feature Films Segment for the year ended December 31, 2007 (Successor).

	Successor Year Ended December 31, 2007	% of Revenues
	(In Thousands)
Revenues	$51,359	100.0%
Costs and expenses:
Cost of revenues	44,559	86.8%
Selling, general and administrative expenses	218	0.4%
Total costs and expenses	44,777	87.2%
Operating income	$6,582	12.8%

Revenues.  Revenues generated by this segment were $51.4 million or 66.0% of our total revenues for the year. During the year ended December 31, 2007, we had seven large feature film projects in production that each contributed at least $3.0 million of revenues. Revenues from these projects comprised 96% of the total revenues generated by this segment for the year.

Cost of revenues.  Cost of revenues was $44.6 million for the year ended December 31, 2007. The cost of revenues as a percentage of the related revenues was 86.8% for the year. The cost of revenues is directly impacted by the timing and mix of projects and changes in personnel and personnel-related expenses. During the year ended December 31, 2007, we did not perform services on feature films with holiday release dates. Therefore, our facility was underutilized during the year and the feature films in production had to absorb a greater percentage of the facility costs that we incurred during this year. Included in the cost of revenues is depreciation expense in the amount of $2.7 million that has been allocated to the projects we worked on during this year.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.2 million for the year ended December 31, 2007 and consist of marketing costs and compensation and benefits of the sales staff.

Commercials Segment

The table below sets forth certain information regarding our results of operations for our Commercials Segment for the year ended December 31, 2007 (Successor).

	Successor Year Ended December 31, 2007	% of Revenues
	(In Thousands)
Revenues	$22,324	100.0%
Costs and expenses:
Cost of revenues	18,275	81.9%
Selling, general and administrative expenses	1,256	5.6%
Total costs and expenses	19,531	87.5%
Operating income	2,793	12.5%

Revenues.  Revenues generated by this segment were $22.3 million or 28.7% of our total revenues for the year. Our commercials segment recognized at least $0.5 million of revenue from each of seventeen large commercials projects during this year. Revenues from these seventeen projects represent 68% of our total revenues generated by this segment for this year.

Cost of revenues.  Cost of revenues totaled $18.3 million or 81.9% of the revenues generated by this segment for the year ended December 31, 2007. Cost of revenues as a percentage of the related revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Utilization of personnel and equipment can change significantly from period to period. Because a portion of our costs are of a fixed nature, increases or decreases in the number and/or size of projects during the period impact utilization rates and cost of revenues. Included in cost of revenues is depreciation expense in the amount of $1.1 million that has been allocated to the projects we worked on during this year.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $1.3 million or 5.6% of the revenues generated by this segment for the year ended December 31, 2007 and consist of marketing costs and compensation and benefits of sales staff and outside sales representatives.

Software Segment

The table below sets forth certain information regarding our results of operations for our Software Segment for the year ended December 31, 2007 (Successor).

	Successor Year Ended December 31, 2007	% of Revenues
	(In Thousands)
Revenues	$4,157	100.0%
Costs and expenses:
Cost of revenues	127	3.1%
Selling, general and administrative expenses	10,383	249.8%
Total costs and expenses	10,510	252.8%
Operating loss	$(6,353)	-152.8%

Revenues.  Revenues generated by this segment were $4.2 million or 5.3% of our total revenues for the year. The Foundry, which we acquired on March 23, 2007, contributed $3.7 million of revenues during this period. Included in The Foundry’s revenues is $0.5 million related to sales of Nuke. As a result of our acquisition of The Foundry, The Foundry began selling and marketing Nuke in April 2007.

Cost of revenues.  Cost of revenues was $0.1 million or 3.1% of the revenues generated by this segment for the year ended December 31, 2007. The cost of revenues consists of royalties that are due to third parties.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $10.4 million or 249.8% of the revenues generated by this segment for the year ended December 31, 2007. Included in the year ended December 31, 2007 was a compensation charge in the amount of $5.9 million related to the notes payable and shares of restricted stock issued to The Foundry’s former shareholders. In addition, $3.9 million is related to The Foundry’s operating expenses, which consist of the salaries and benefits of administrative employees, depreciation, costs to operate the Foundry’s facility, and $1.2 million of research and development expenses consisting primarily of the salaries and benefits of software engineers.

Animation/Video Games Segment

The table below sets forth certain information regarding our results of operations for our Animation/Video Games Segment for the year ended December 31, 2007 (Successor).

	Successor Year Ended December 31, 2007	% of Revenues
	(In Thousands)
Revenues	$—	0.0%
Costs and expenses:
Cost of revenues	—	0.0%
Selling, general and administrative expenses	1,602	0.0%
Total costs and expenses	1,602	0.0%
Operating loss	$(1,602)	0.0%

We launched our animation/video games group in 2007. For the year ended December 31, 2007, there was no revenue recognized for this segment and $1.6 million of staff-related expenses were incurred.

Corporate and Other

The table below sets forth certain information regarding our corporate and other expenses for the year ended December 31, 2007 (Successor).

Successor Year Ended December 31, 2007
(In Thousands)
Depreciation and amortization	$323
Allowance against loan to a potential acquisition target	375
Stock-based compensation	733
General corporate expenses	11,634
Total	$13,065

This category reflects administrative costs and expenses management has not allocated to our reportable segments. These costs and expenses include compensation and benefits for executive officers and support staff, professional fees for audit and legal services, travel and entertainment expenses and depreciation and amortization.

Corporate and other expenses were $13.1 million for the year ended December 31, 2007. Included in general corporate expenses is compensation and benefits in the amount of $7.7 million, professional fees of $1.9 million, research and development costs of $0.4 million, marketing costs in the amount of $0.4 million, trade show costs of $0.2 million and occupancy and general expenses in the amount of $1.0 million. The allowance against loans in the amount of $0.4 million resulted from the recording of an allowance against loans made to a video game company that was a potential acquisition target. For more information, see Note 15 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

January 1, 2006 to May 12, 2006 (Predecessor)

The table below sets forth certain information regarding our consolidated results of operations for the period January 1, 2006 to May 12, 2006 (Predecessor).

	Predecessor Period January 1, 2006 to May 12, 2006	% of Revenues
	(In Thousands)
Revenues	$25,381	100.0%
Costs and expenses:
Cost of revenues	20,131	79.3%
Selling, general and administrative expenses	5,667	22.3%
Total costs and expenses	25,798	101.6%
Operating loss	(417)	-1.6%
Other income (expense):
Interest and investment income	289	1.1%
Interest expense	(2)	0.0%
Other income	8	0.0%
Loss before income taxes	(122)	-0.5%
Income tax expense	(10)	0.0%
Net loss	$(132)	-0.5%

Revenues.  Total revenues for the period January 1, 2006 to May 12, 2006 were $25.4 million. Both the feature films and commercials segments benefited from the number of large projects in production during this period.

Cost of revenues.  Total cost of revenues was $20.1 million for the period January 1, 2006 to May 12, 2006. The cost of revenues as a percentage of revenues was 79.3% for the period. Cost of revenues is directly related to the volume of projects in progress during the period. Additionally, the cost of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment.

Selling, general and administrative expenses.  Total selling, general and administrative expenses were $5.7 million for the period January 1, 2006 to May 12, 2006, as set forth in the following table. Included in selling, general and administrative expenses for this period are charges in the amount of $2.5 million related to our acquisition of Digital Domain Productions. Included in general corporate expenses are employee compensation and benefits in the amount of $1.9 million, research and development costs in the amount of $0.1 million, marketing costs in the amount of $0.4 million, professional fees in the amount of $0.1 million, losses recognized on the disposal of assets in the amount of $0.2 million, and occupancy and general expenses, including taxes, insurance, rent and utilities, in the amount of $0.3 million.

Predecessor Period January 1, 2006 to May 12, 2006
(In Millions)
Depreciation and amortization	$0.2
Acquisition-related expenses	2.5
General corporate expenses	3.0
Total	$5.7

Interest and investment income.  Interest and investment income was $0.3 million for the period January 1, 2006 to May 12, 2006. Interest and investment income resulted from the investment of excess cash into interest-bearing instruments.

Interest expense.  Interest expense was $2,000 for the period January 1, 2006 to May 12, 2006 and represents interest expense on capital leases.

Other income.  Other income was $8,000 for the period January 1, 2006 to May 12, 2006 and represents miscellaneous fees, such as from short-term rentals of equipment or facilities.

Income tax expense.  Due to uncertainties related to the realization of deferred tax assets, a valuation allowance has been established against gross deferred tax assets. Accordingly, no income tax benefit has been provided for the operating loss incurred during the period January 1, 2006 to May 12, 2006.

Results by Segment — January 1, 2006 to May 12, 2006 (Predecessor)

The table below sets forth certain information regarding our results of operations on a consolidated basis and by segment for the period January 1, 2006 to May 12, 2006 (Predecessor).

Predecessor Period January 1 to May 12, 2006	Feature Films	Commercials	Software	Corporate and Other	Total
	(In Thousands)
Revenues	$16,593	$8,580	$208	$—	$25,381
Costs and expenses:
Cost of revenues	13,873	6,254	4	—	20,131
Selling, general and administrative expenses	235	420	138	4,874	5,667
Total costs and expenses	14,108	6,674	142	4,874	25,798
Operating income (loss)	$2,485	$1,906	$66	$(4,874)	$(417)

Feature Films Segment

The table below sets forth certain information regarding our results of operations for our Feature Films Segment for the period January 1, 2006 to May 12, 2006 (Predecessor).

	Predecessor Period January 1, 2006 to May 12, 2006	% of Revenues
	(In Thousands)
Revenues	$16,593	100.0%
Costs and expenses:
Cost of revenues	13,873	83.6%
Selling, general and administrative expenses	235	1.4%
Total costs and expenses	14,108	85.0%
Operating income	$2,485	15.0%

Revenues.  Revenues generated by this segment were $16.6 million or 65.4% of our total revenues for the period January 1, 2006 to May 12, 2006. During this period, we had three large feature film projects in production that each contributed at least $3.0 million of revenues. These projects comprised 99% of the revenues generated by this segment for this period.

Cost of revenues.  Cost of revenues was $13.9 million for the period January 1, 2006 to May 12, 2006. The cost of revenues as a percentage of the related revenues was 83.6% for the period. The cost of revenues is directly impacted by the timing and mix of projects and changes in personnel and personnel-related expenses. Included in the cost of revenues is depreciation expense in the amount of $0.9 million that has been allocated to the projects we worked on during this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.2 million or 1.4% of the revenues generated by this segment for the period January 1, 2006 to May 12, 2006 and consist of marketing costs and compensation and benefits of sales staff.

Commercials Segment

The table below sets forth certain information regarding our results of operations for our Commercials Segment for the period January 1, 2006 to May 12, 2006 (Predecessor).

	Predecessor Period January 1, 2006 to May 12, 2006	% of Revenues
	(In Thousands)
Revenues	$8,580	100.0%
Costs and expenses:
Cost of revenues	6,254	72.9%
Selling, general and administrative expenses	420	4.9%
Total costs and expenses	6,674	77.8%
Operating income	$1,906	22.2%

Revenues.  Revenues generated by this segment were $8.6 million or 33.8% of our total revenues for the period January 1, 2006 to May 12, 2006. The commercials segment recognized at least $0.5 million of revenue from each of six large commercials projects during this period. Revenues from these six projects represent 48% of the total revenues generated by this segment during this period.

Cost of revenues.  Cost of revenues were $6.3 million or 72.9% of the related revenues for the period January 1, 2006 to May 12, 2006. Cost of revenues as a percentage of the related revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Utilization of personnel and equipment can change significantly from period to period. Because a portion of our costs are of a fixed nature, increases or decreases in the number of projects during the period impact utilization rates and cost of revenues. Included in cost of revenues during this period is depreciation expense in the amount of $0.4 million that has been allocated to the projects we worked on during this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.4 million or 4.9% of the revenues generated by this segment for the period January 1, 2006 to May 12, 2006 and consist of marketing costs and compensation and benefits of the sales staff.

Software Segment

The table below sets forth certain information regarding our results of operations for our Software Segment for the period January 1, 2006 to May 12, 2006 (Predecessor).

	Predecessor Period January 1, 2006 to May 12, 2006	% of Revenues
	(In Thousands)
Revenues	$208	100.0%
Costs and expenses:
Cost of revenues	4	1.9%
Selling, general and administrative expenses	138	66.3%
Total costs and expenses	142	68.3%
Operating income	$66	31.7%

Revenues.  Revenues generated by this segment were $0.2 million for the period January 1, 2006 to May 12, 2006. Nuke was the only software product that we sold during this period.

Cost of revenues.  Cost of revenues, consisting of royalties due to third parties, was $4,000 or 1.9% of the revenues generated by this segment during this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.1 million or 66.3% of the revenues generated by this segment for the period January 1, 2006 to May 12, 2006 and represent marketing costs and compensation and benefits of sales staff.

Corporate and Other

The table below sets forth certain information regarding corporate and other expenses for the period January 1, 2006 to May 12, 2006 (Predecessor).

Predecessor Period January 1, 2006 to May 12, 2006
(In Thousands)
Depreciation and amortization	$175
Acquisition-related expenses	2,500
General corporate expenses	2,199
Total	$4,874

This category reflects administrative costs and expenses management has not allocated to our reportable segments. These costs and expenses include compensation and benefits for executive officers and support staff, professional fees for audit and legal services, travel and entertainment expenses and depreciation and amortization.

Corporate and other expenses.  Corporate and other expenses were $4.9 million for the period January 1, 2006 to May 12, 2006. Included in corporate and other expenses for this period are charges in the amount of $2.5 million related to our acquisition of Digital Domain Productions. Included in general corporate expenses are employee compensation and benefits in the amount $1.6 million, research and development costs in the amount of $0.1 million, professional fees in the amount of $0.1 million, losses recognized on the disposal of assets in the amount of $0.2 million, and occupancy and general expenses, including taxes, insurance, rent and utilities, in the amount of $0.2 million.

May 13, 2006 to December 31, 2006 (Successor)

The table below sets forth certain information regarding our consolidated results of operations for the period May 13, 2006 to December 31, 2006 (Successor).

	Successor Period May 13, 2006 to December 31, 2006	% of Revenues
	(In Thousands)
Revenues	$41,652	100.0%
Costs and expenses:
Cost of revenues	33,753	81.0%
Selling, general and administrative expenses	8,564	20.6%
Total costs and expenses	42,317	101.6%
Operating loss	(665)	-1.6%
Other income (expense):
Interest and investment income	423	1.0%
Interest expense:
Amortization of discount and issuance costs on notes payable	(371)	-0.9%
Interest expense on notes payable	(836)	-2.0%
Other interest expense	(4)	0.0%
Other expense	(87)	-0.2%
Loss before income taxes	(1,540)	-3.7%
Income tax expense	(6)	0.0%
Net loss	($1,546)	-3.7%

Revenues.  Total revenues for the period May 13, 2006 to December 31, 2006 were $41.7 million. Both the feature films and commercials segments benefited from the number of large projects in production during this period.

Cost of revenues.  Total cost of revenues was $33.8 million for the period May 13, 2006 to December 31, 2006. The cost of revenues as a percentage of total revenues was 81.0% for this period. Cost of revenues is directly related to the volume of projects in progress during the period. Additionally, the cost of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Included in cost of revenues for the period May 13, 2006 to December 31, 2006 is a $0.8 million charge related to the ultimate estimated loss that was projected to result from the performance of one contract relating to a feature film project. The impact of this charge was to cause the total cost of revenues as a percentage of revenues to be 1.8% higher during this period than it would have been in the absence of this charge (i.e., 81.0% vs. 79.2%).

Selling, general and administrative expenses.  Total selling, general and administrative expenses were $8.6 million for the period May 13, 2006 to December 31, 2006, as set forth in the following table. Included in general corporate expenses are compensation and benefits in the amount of $4.4 million, marketing costs in the amount of $0.9 million, research and development costs in the amount of $0.1 million, trade show costs in the amount of $0.2 million, professional fees in the amount of $1.0 million and occupancy and other general costs, which include rent and utilities, in the amount of $0.7 million.

Successor Period May 13, 2006 to December 31, 2006
(In Millions)
Depreciation and amortization	$1.0
Stock-based compensation	0.3
General corporate expenses	7.3
Total	$8.6

Interest and investment income.  Interest and investment income was $0.4 million for the period May 13, 2006 to December 31, 2006. Interest and investment income result from the investment of excess cash into interest-bearing instruments.

Interest expense.  As summarized in the table below, interest expense was $1.2 million for the period May 13, 2006 to December 31, 2006. For this period, we recognized interest expense of $0.8 million on the notes payable issued to Falcon and interest expense related to the amortization of the discount on these notes and issuance costs related to these notes in the aggregate amount of $0.4 million.

Successor Period May 13, 2006 to December 31, 2006
(In Millions)
Amortization of discount and issuance costs on notes payable	$0.4
Interest expense on notes payable	0.8
Total	$1.2

Other expense.  Other expense was $0.1 million for the period May 13, 2006 to December 31, 2006. Other expense is principally attributable to non-cash charges of $0.2 million related to guarantees issued in connection with the Sellers’ Notes and in effect during the period May 13, 2006 to December 31, 2006.

Income tax expense.  Due to uncertainties related to the realization of deferred tax assets, a valuation allowance has been established against gross deferred tax assets. Accordingly, no income tax benefit has been provided for the operating loss incurred during the period May 13, 2006 to December 31, 2006.

Results by Segment — May 13, 2006 to December 31, 2006 (Successor)

The table below sets forth certain information regarding our results of operations on a consolidated basis and by segment for the period May 13, 2006 to December 31, 2006 (Successor).

Successor Period May 13, 2006 to December 31, 2006	Feature Films	Commercials	Software	Corporate and Other	Total
	(In Thousands)
Revenues	$26,757	$14,387	$508	$—	$41,652
Costs and expenses:
Cost of revenues	20,166	13,577	10	—	33,753
Selling, general and administrative expenses	903	1,238	313	6,110	8,564
Total costs and expenses	21,069	14,815	323	6,110	42,317
Operating income (loss)	$5,688	$(428)	$185	$(6,110)	$(665)

Feature Films Segment

The table below sets forth certain information regarding the results of operations for our Feature Films Segment for the period May 13, 2006 to December 31, 2006 (Successor).

	Successor Period May 13, 2006 to December 31, 2006	% of Revenues
	(In Thousands)
Revenues	$26,757	100.0%
Costs and expenses:
Cost of revenues	20,166	75.4%
Selling, general and administrative expenses	903	3.4%
Total costs and expenses	21,069	78.7%
Operating income	$5,688	21.3%

Revenues.  Revenues generated by this segment were $26.8 million or 64.2% of our total revenues for this period. During the period May 13, 2006 to December 31, 2006, we had three large feature film projects that each contributed at least $3.0 million of revenues. These projects comprised 61% of the total revenues generated by this segment for this period.

Cost of revenues.  Cost of revenues was $20.2 million for the period May 13, 2006 to December 31, 2006. The cost of revenues as a percentage of the related revenues was 75.4% for the period. The cost of revenues is directly impacted by the timing and mix of projects and changes in personnel and personnel-related expenses. Included in cost of revenues for the period May 13, 2006 to December 31, 2006 is a $0.8 million charge related to the ultimate estimated loss that was projected to result from the performance of one contract relating to a feature film project. The impact of this charge was to cause the cost of feature films revenues as a percentage of revenues generated by this segment to be 3.0% higher during this period than it would have been in the absence of this charge (i.e., 75.4% vs. 72.4%). Additionally, included in the cost of revenues is depreciation expense in the amount of $1.2 million that has been allocated to the projects we worked on during this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.9 million or 3.4% of the revenues generated by this segment for the period May 13, 2006 to December 31, 2006 and consist of marketing costs and compensation and benefits of sales staff.

Commercials Segment

The table below sets forth certain information regarding our results of operations for our Commercials Segment for the period May 13, 2006 to December 31, 2006 (Successor).

	Successor Period May 13, 2006 to December 31, 2006	% of Revenues
	(In Thousands)
Revenues	$14,387	100.0%
Costs and expenses:
Cost of revenues	13,577	94.4%
Selling, general and administrative expenses	1,238	8.6%
Total costs and expenses	14,815	103.0%
Operating loss	$(428)	-3.0%

Revenues.  Revenues generated by this segment were $14.4 million or 34.5% of our total revenues for the period May 13, 2006 to December 31, 2006. The commercials segment recognized at least $0.5 million of revenues from each of eight large commercials projects during this period. The revenues from these eight projects represent 57% of the total revenues generated by this segment for this period.

Cost of revenues.  Cost of revenues were $13.6 million or 94.4% of the revenues generated by this segment for the period May 13, 2006 to December 31, 2006. Cost of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Utilization of personnel and equipment can change significantly from period to period. Because a portion of our costs are of a fixed nature, increases or decreases in the number of projects during the period impact the utilization rates and the cost of revenues. Included in cost of revenues is depreciation expense in the amount of $0.7 million that has been allocated to the projects we worked on during this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $1.2 million or 8.6% of the revenues generated by this segment for the period May 13, 2006 to December 31, 2006 and consist of marketing costs and compensation and benefits of sales staff.

Software Segment

The table below sets forth certain information regarding our results of operations for our Software Segment for the period May 13, 2006 to December 31, 2006 (Successor).

	Successor Period May 13, 2006 to December 31, 2006	% of Revenue
	(In Thousands)
Revenues	$508	100.0%
Costs and expenses:
Cost of revenues	10	2.0%
Selling, general and administrative expenses	313	61.6%
Total costs and expenses	323	63.6%
Operating income	$185	36.4%

Revenues.  Revenues generated by this segment were $0.5 million for the period May 13, 2006 to December 31, 2006. Nuke was the only software product that we sold during this period.

Cost of revenues.  Cost of revenues, consisting of royalties due to third parties, was $10,000 or 2.0% of the revenues generated by this segment for this period.

Selling, general and administrative expenses.  Selling, general and administrative expenses were $0.3 million or 61.6% of the revenues generated by this segment for the period May 13, 2006 to December 31, 2006 and represent marketing costs and compensation and benefits of sales staff.

Corporate and Other

The table below sets forth certain information regarding our corporate and other expenses for the period May 13, 2006 to December 31, 2006 (Successor)

Successor Period May 13, 2006 to December 31, 2006
(In Thousands)
Depreciation and amortization	$978
Stock-based compensation	286
General corporate expenses	4,846
Total	$6,110

This category reflects administrative costs and expenses management has not allocated to our reportable segments. These costs and expenses include compensation and benefits for executive officers and support staff, professional fees for audit and legal services, travel and entertainment expenses and depreciation and amortization.

Corporate and other expenses.  Corporate and other expenses were $6.1 million for the period May 13, 2006 to December 31, 2006. Included in general corporate expenses are compensation and benefits in the amount of $3.1 million, professional fees in the amount of $1.0 million, trade show costs in the amount of $0.2 million and other corporate expenses in the amount of $0.5 million

Year Ended December 31, 2005 (Predecessor)

The table below sets forth certain information regarding our consolidated results of operations for the year ended December 31, 2005 (Predecessor).

	Predecessor Year Ended December 31, 2005	% of Revenues
	(In Thousands)
Revenues	$49,506	100.0%
Costs and expenses:
Cost of revenues	43,626	88.1%
Selling, general and administrative expenses	7,416	15.0%
Total costs and expenses	51,042	103.1%
Operating loss	(1,536)	-3.1%
Other income (expense):
Interest and investment income	501	1.0%
Interest expense:
Other interest expense	(5)	0.0%
Other income	145	0.3%
Loss before income taxes	(895)	-1.8%
Income tax expense	(3,282)	-6.6%
Net loss	$(4,177)	-8.4%

Revenues.   Total revenues were $49.5 million for the year ended December 31, 2005. Our total revenues were negatively impacted by a decrease in feature film revenue for the year.

Cost of revenues.   Total cost of revenues was $43.6 million for the year ended December 31, 2005. Total cost of revenues as a percentage of total revenue was 88.1% for the year. Cost of revenues is directly related to the volume of projects in progress during the year. Additionally, the cost of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. During the year ended December 31, 2005, we experienced a decline in feature films revenue, which resulted in a corresponding decrease in cost of revenues.

Selling, general and administrative expenses.   Total selling, general and administrative expenses were $7.4 million for the year ended December 31, 2005, as set forth in the table below. Included in general corporate expenses are compensation and benefits in the amount of $4.8 million, marketing costs in the amount of $1.3 million, research and development costs in the amount of $0.2 million, professional fees in the amount of $0.1 million, trade show costs in the amount of $0.1 million, and general corporate expenses in the amount of $0.7 million.

Predecessor Year Ended December 31, 2005
(In Millions)
Depreciation and amortization	$0.2
General corporate expenses	7.2
Total	$7.4

Interest and investment income.   Interest and investment income was $0.5 million for the year ended December 31, 2005. Interest and investment income result from the investment of excess cash into interest-bearing instruments.

Interest expense.  Interest expense was $5,000 for the year ended December 31, 2005 and represents interest expense on capital leases.

Other income.   Other income was $0.1 million for the year ended December 31, 2005 and represents fees earned for miscellaneous services.

Income tax expense.   Income tax expense was $3.3 million for the year ended December 31, 2005, resulting primarily from a valuation allowance in the amount of $3.6 million we established because of uncertainty with respect to the realization of certain deferred tax assets.

Results by Segment — Year Ended December 31, 2005 (Predecessor)

The table below sets forth certain information regarding our results of operations on a consolidated basis and by segment for the year ended December 31, 2005 (Predecessor).

Predecessor Year Ended December 31, 2005	Feature Films	Commercials	Software	Corporate and Other	Total
	(In Thousands)
Revenues	$27,426	$21,555	$525	$—	$49,506
Costs and expenses:
Cost of revenues	25,299	18,317	10	—	43,626
Selling, general and administrative expenses	766	1,482	318	4,850	7,416
Total costs and expenses	26,065	19,799	328	4,850	51,042
Operating income (loss)	$1,361	$1,756	$197	$(4,850)	$(1,536)

Feature Films Segment

The table below sets forth certain information regarding our results of operations for our Feature Films Segment for the year ended December 31, 2005 (Predecessor).

	Predecessor Year Ended December 31, 2005	% of Revenues
	(In Thousands)
Revenues	$27,426	100.0%
Costs and expenses:
Cost of revenues	25,299	92.2%
Selling, general and administrative expenses	766	2.8%
Total costs and expenses	26,065	95.0%
Operating income	$1,361	5.0%

Revenues.   Revenues generated by this segment were $27.4 million or 55.4% of our total revenues for the year. During the year ended December 31, 2005, we had three large feature film projects that each contributed at least $3.0 million of revenue. These projects comprised 82% of the revenues generated by this segment for this year. During 2005 we experienced a low volume of feature films revenue due to the timing and size of the projects in 2005.

Cost of revenues.   Cost of revenues was $25.3 million for the year ended December 31, 2005. The cost of revenues as a percentage of the related revenue was 92.2% for the year. The cost of revenues is directly impacted by the timing and mix of projects and changes in personnel and personnel-related expenses. The cost of revenues is directly tied to the volume of feature films revenue. During 2005 we experienced a comparatively low volume of feature films revenue. Therefore, our facility was underutilized and the feature films in production had to absorb a greater percentage of the facility costs that we incurred during the year. Included in the cost of revenues is depreciation expense in the amount of $2.0 million that has been allocated to the projects we worked on during the year.

Selling, general and administrative expenses.   Selling, general and administrative expenses were $0.8 million for the year ended December 31, 2005 and consist of marketing costs and compensation and benefits of sales staff.

Commercials Segment

The table below sets forth certain information regarding the results of operations for our Commercials Segment for the year ended December 31, 2005 (Predecessor).

	Predecessor Year Ended December 31, 2005	% of Revenues
	(In Thousands)
Revenues	$21,555	100.0%
Costs and expenses:
Cost of revenues	18,317	85.0%
Selling, general and administrative expenses	1,482	6.9%
Total costs and expenses	19,799	91.9%
Operating income	$1,756	8.1%

Revenues.   Revenues generated by this segment were $21.6 million or 43.5% of our revenues generated by this segment for this year. The commercial segment recognized at least $0.5 million of revenue from each of 12 large commercial projects. Revenues from these 12 projects represent 47% of the total revenues generated by this segment during this year.

Cost of revenues.   Cost of revenues totaled $18.3 million or 85.0% of related revenue for the year ended December 31, 2005. Costs of revenues as a percentage of revenues can vary greatly depending on the mix, timing and pricing of projects and our ability to effectively utilize our personnel and equipment. Utilization of personnel and equipment can change significantly from period to period. Because a portion of our costs are of a fixed nature, increases or decreases in the number of projects during the period impact the utilization rates and the cost of revenues. Included in cost of revenues is depreciation expense in the amount of $1.4 million that has been allocated to the projects we worked on during this year.

Selling, general and administrative expenses.   Selling, general and administrative expenses were $1.5 million or 6.9% of the revenues generated by this segment for the year ended December 31, 2005 and consist of marketing costs and compensation and benefits of sales staff.

Software Segment

The table below presents the results of operations for our Software Segment for the year ended December 31, 2005 (Predecessor).

	Predecessor Year Ended December 31, 2005	% of Revenues
	(In Thousands)
Revenues	$525	100.0%
Costs and expenses:
Cost of revenues	10	1.9%
Selling, general and administrative expenses	318	60.6%
Total costs and expenses	328	62.5%
Operating income	$197	37.5%

Revenues.   Software revenues totaled $0.5 million or 1.1% of our total revenues for the year ended December 31, 2005. Nuke was the only software product sold during this time period.

Cost of revenues.   Cost of revenues was $10,000 or 1.9% of the revenues generated by this segment for the year ended December 31, 2005. The cost of software revenues consists primarily of royalties that are due to third parties and is related to the number of software licenses that we sell.

Selling, general and administrative expenses.   Selling, general and administrative expenses were $0.3 million for the year ended December 31, 2005 and represent marketing costs and compensation and benefits of sales staff.

Corporate and Other

The table below sets forth certain information regarding our corporate and other expenses for the year ended December 31, 2005 (Predecessor).

Predecessor Year Ended December 31, 2005
(In Thousands)
Depreciation and amortization	$249
General corporate expenses	4,601
Total	$4,850

This category reflects administrative costs and expenses management has not allocated to its reportable segments. These costs include compensation for executive officers and support staff, professional fees for audit and legal services, travel and entertainment and depreciation and amortization.

General corporate expenses.   General corporate expenses were $4.6 million for the year ended December 31, 2005. Included in general corporate expenses are compensation and benefits in the amount of $3.8 million, research and development costs in the amount of $0.2 million, professional fees in the amount of $0.1 million, trade show costs in the amount of $0.1 million and other corporate expenses in the amount of $0.4 million.

Liquidity and Capital Resources

Our principal sources of liquidity at December 31, 2007 consisted of cash and cash equivalents of $19.3 million and accounts receivable and contract receivables of approximately $3.4 million.

Prior to the Acquisition, we funded our operations without significant reliance on borrowings or equity issuances. Our cash flow from operations allowed us to operate our business with minimal amounts of borrowings. As discussed above, we derive a substantial amount of our feature films revenues from a limited number of customers and projects, which are usually large projects that extend over six to eighteen months. Advance payments on these feature films and on larger commercial projects help fund our operations, but may fluctuate significantly from quarter to quarter depending on schedules and project volume. Thus, we have some visibility into our future cash flows for contracts that have been signed and are in process. However, we have little control over the timing and mix of individual projects, and this lack of control limits our ability to predict our future operations and related cash flows. Historically, our primary cash expenditures were in connection with the payment of salaries and wages to our employees, the purchase of property and equipment, the payment of lease obligations and short-term investments. Since the consummation of the Acquisition, those historical patterns have changed, and we have borrowed money, issued equity securities and completed the acquisition of The Foundry. In the discussion below we discuss cash flows on a calendar year basis which combine cash flows for the periods of the Successor and the Predecessor. This combination is not in accordance with U.S. GAAP; however, we believe it is useful in understanding, analyzing and comparing our cash flows for the relevant periods.

We financed our operations for the year ended December 31, 2007 primarily through cash on hand and the issuance of common stock, notes payable and warrants (see “— Recent Developments — 2007 Private Placement of Common Stock” and “— Recent Developments — Series B Senior Secured Notes” above for more information). Cash used in operating activities was $7.2 million for the year ended December 31, 2007, compared to approximately $4.3 million provided by operating activities for the year ended December 31, 2006. The increase in cash used in operating activities was primarily due to a significantly larger net loss for the year ended December 31, 2007, compared to the year ended December 31, 2006, offset by non-cash charges of $4.9 million for the change in fair value of our warrant liability, stock-based compensation of $2.1 million, amortization of discount and issuance costs of notes payable of $1.4 million, depreciation and amortization of $4.2 million and cash used from total changes in operating assets and liabilities, net of effects of acquisitions, of $0.5 million. During the year ended December 31, 2007, we used cash of approximately $8.9 million for the purchase of property and equipment and approximately $0.6 million for the acquisition of The Foundry. The increased expenditures for property and equipment arose from our decision to update a significant portion of our infrastructure. We have averaged approximately $5.6 million for additions to property and equipment per year for the past three years, and we expect to almost double property and equipment additions to approximately $11.1 million for the year ended December 31, 2008. During the year ended December 31, 2006, investing activities provided cash of approximately $10.2 million compared to a use of cash of $9.6 million for the year ended December 31, 2007. This $19.8 million decrease in cash flow was primarily a result of a $6.0 million decrease in cash flow in connection with the Acquisitions and a decrease in sales of short-term investments of $10.2 million and an increase in cash used to purchase property and equipment of $3.8 million. Cash provided by financing activities for the year ended December 31, 2007 was $15.1 million due to raising approximately $6.6 million from the issuance of notes payable and warrants and approximately $10.3 million from the issuance of common stock, decreased by payments of deferred offering costs of $1.2 million, compared to cash provided from issuance of common stock of $18.0 million reduced by a net use of cash for notes payable transactions of $12.7 million resulting in cash provided by financing activities of $4.7 million for the year ended December 31, 2006.

During the year ended December 31, 2006, our operations provided approximately $4.3 million resulting primarily from a net loss of approximately $1.7 million, offset by non-cash depreciation and amortization of approximately $4.7 million, combined with a net increase from the prior year in accounts payable and accrued expenses of $4.3 million and a decrease from the prior year in advanced billing and deferred revenue of approximately $2.5 million. The depreciation and amortization for the year ended December 31, 2006 increased approximately $1.1 million over the amount charged in the year ended December 31, 2005 due to the increased depreciation of various assets the basis of which was increased due to the Acquisition. For the year ended December 31, 2006, we received approximately $10.2 million from investing activities primarily through the sale of approximately $10.2 million of short-term investments. The transactions associated with our purchase of Digital Domain Productions resulted in a net increase of approximately $5.4 million of net cash. In the same period, we spent approximately

$5.1 million for the purchase of property and equipment. Our financing activities in the year ended December 31, 2006 consisted of the issuance of notes payable, preferred stock and warrants for $11.3 million, the issuance of common stock for approximately $18.0 million and the repayment of notes issued to purchase Digital Domain Productions in the amount of approximately $24 million for a net cash provided by financing activities in that period of approximately $4.7 million.

During the year ended December 31, 2005 our operating activities were basically “cash-neutral”, as our operations used less than $0.1 million, our net loss for the year of $4.2 million was offset by non-cash charges for depreciation and amortization of approximately $3.5 million and changes in our net other operating activities from the prior year were approximately $0.6 million. We used approximately $3.2 million in cash in investing activities in that period, the primary investment being the purchase of property and equipment in the amount of approximately $2.9 million. Financing activities for the year provided net cash of approximately $0.4 million, primarily from the net effect of the sale and leaseback of equipment.

Included in our contractual obligations set forth below is $14.9 million related to our liabilities arising from the put feature of the warrants issued to Falcon. If we successfully complete the offering described in this prospectus, the put option would, according to its terms, terminate unexercised. Thus, we currently do not anticipate the use of the cash received in this offering to settle the put feature of the warrants. Our outstanding notes payable ($20.2 million in principal at December 31, 2007) do not have any amortization payments prior to their stated maturity in 2011; however, we expect to repay our outstanding notes payable with the proceeds of the offering described in this prospectus. At the present time, we plan on making additions to property and equipment above our traditional purchasing levels, which have averaged approximately $5.6 million per year over the past three years. We currently anticipate that we will spend approximately $11.1 million for new production hardware and software and facilities improvements to upgrade our Digital Studio in the year ended December 31, 2008. We currently have no anticipated short-term or long-term sources of capital, other than the net proceeds to us of this offering.

We believe that our $19.3 million of cash and cash equivalents at December 31, 2007, together with cash flow from operations, will be sufficient to fund our projected operating requirements until at least December 31, 2008. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, our ability to obtain advance payments from our customers, the timing and extent of the expansion of our involvement in feature film production and the timing of introductions of new products and enhancements to existing products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these type of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional such funds may not be available on terms favorable to us or at all.

In addition, under the terms of the Senior Secured Notes and the Series B Notes, we are subject to financial covenants requiring us to maintain (i) a total leverage ratio, the ratio of our consolidated indebtedness to our trailing twelve-month consolidated earnings before interest, taxes, depreciation and amortization, and all other non-cash charges to consolidated net income, or consolidated EBITDA, in specified maximum amounts, as of April 30, 2009 and the end of each fiscal quarter thereafter through the term of these notes, and (ii) a fixed charge coverage ratio, the ratio of our trailing twelve-month consolidated EBITDA (less unfinanced capital expenditures) to our interest expense and other fixed charges, such as payments on our indebtedness and income taxes, over the same twelve-month period, in specified minimum amounts, as of April 30, 2009 and the end of each fiscal quarter thereafter through the term of these notes. See Note 8 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. We intend to pay off in full the Senior Secured Notes and the Series B Notes with the proceeds of this offering, whereupon these covenants will cease to have any effect. In the event that this offering were not to be consummated prior to April 30, 2009, we may be required to take other actions in order to be in compliance with these covenants as of April 30, 2009 and subsequent test dates, including one or more of the following: (i) raising equity capital in a private financing; (ii) obtaining from the holder of these notes an amendment to or waiver of one or both of these covenants; and (iii) in combination with one or both of the foregoing actions, reconfiguring our business model to reduce the amount or timing of our expenditures. None of these actions may be available to us, and if available, may not be sufficient to bring us into compliance with one or both of these covenants.

Contractual Obligations

The following table summarizes our aggregate contractual obligations at December 31, 2007, the estimated timing of our payments with respect thereto, and the effect that such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Payments Due in Less Than 1 Year	Payments Due in 1 to 3 Years	Payments Due in 3 to 5 Years	Payments Due in More Than 5 Years
Warrant liability	$14,936,000	—	—	$14,936,000	—
Long-term debt obligations
Principal(1)	22,447,000	—	—	22,447,000	—
Interest	9,055,000	$2,449,000	$5,124,000	1,482,000	—
Capital lease obligations(2)	242,000	242,000	—	—	—
Operating lease obligations	12,711,000	2,481,000	4,090,000	4,060,000	$2,080,000
Total	$59,391,000	$5,172,000	$9,214,000	$42,925,000	$2,080,000

(1)	Notes payable in our consolidated financial statements as of December 31, 2007 included elsewhere in this prospectus are presented net of discount and issuance costs of $11,040,000. The difference between the carrying amount and the principal amount of $20,183,000 of the notes issued to Falcon is being recorded as interest expense from the date of issuance to the maturity date of July 21, 2011 using the effective interest method of accounting.
(2)	Effective February 4, 2008, we entered into a capital lease arrangement for an equipment purchase of $2,549,000. The lease carries a term of 36 months, an effective interest rate of 12.7% and a $1 buyout provision with monthly payments of $85,000. We have classified the lease as a capital lease pursuant to SFAS No. 13, Accounting for Leases.

Off-Balance Sheet Arrangements

We do not have or engage in any off-balance sheet arrangements.

Impact of Inflation

The effect of inflation and changing prices on our operations was not significant during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. Our cash and cash equivalents balance as of December 31, 2007 was held in money market accounts or invested in investment grade commercial paper with maturities of less than 90 days. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Any future declines in interest rates will, however, reduce future investment income.

The Foundry’s functional currency is the British pound sterling. Assets and liabilities of The Foundry are translated into U.S. dollars using exchange rates as of the respective balance sheet date, and revenues and expenses are translated into U.S. dollars using average exchange rates for the respective period covered. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Currently, we do not hedge against these translation gain and loss risks as we consider the net impact to our financial statements to be immaterial.

Business

Overview

We are a leading visual effects and animation company based in Venice, California. We create state-of-the-art digital imagery for feature films, television advertising, interactive visual media and the video game industry. We also provide technical software for the visual effects and animation industry. The foundation of our creative and technical work is our proprietary “Digital Studio”, the unique combination of our people, processes, and award-winning technology. Through our Digital Studio we have developed an expertise in digital imagery, gained a reputation for creative and technical talent, and built relationships with leading filmmakers and film studios. We intend to use the proprietary technology developed through our existing Digital Studio operations to produce animated feature films, visual effects-driven feature films and video games. Within this strategy it is our intent to focus on entertainment properties that can be exploited through the convergence of feature films and video games, and we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine. We believe the strengths of our Digital Studio include the following:

•	People: Our Digital Studio is managed by a team of technical directors renowned throughout the visual effects and animation industry and staffed with over 300 professional artists and technology specialists spanning the entire functional spectrum of visual effects, animation and digital production.
•	Processes: Our Digital Studio is comprised of a system of collaborative processes, developed over our 15-year history, that efficiently distributes best practices and new ideas across functional and project lines.
•	Technology: Our Digital Studio relies upon an advanced technology development program that drives our digital imagery work and software products. Our technological achievements have received numerous industry awards, including three Scientific and Technical Achievement Awards® from the Academy of Motion Picture Arts and Sciences®, or the Academy.

Over our 15-year history, the creative and technical excellence of our company, our employees and the projects on which we have worked has been recognized with numerous awards, including:

•	2 Academy Awards®, and 3 additional nominations, for “Best Visual Effects” in a feature film from the Academy;
•	4 Scientific and Technical Achievement Awards® from the Academy for technological contributions to the motion picture industry, including an award for fluid simulation software presented by the Academy on February 9, 2008;
•	3 British Academy of Film and Television Arts, or BAFTA, awards for “Best Visual Effects” in a feature film;
•	12 Cannes Lion awards for advertising and advertising campaigns;
•	32 CLIO awards for creative excellence in advertising and 24 Association of Independent Commercial Producers, or AICP, awards for television commercials and related visual effects; and
•	1 Grammy award for “Best Music Video” and 1 MTV Video Music Award for “Best Visual Effects” in a music video.

Our experience in feature film work includes what we believe to be some of the most visually stunning films of all time, including Titanic, Apollo 13, The Fifth Element, I, Robot, Flags of our Fathers, Letters from Iwo Jima, and The Day After Tomorrow. We have worked with all of the major Hollywood studios and many of Hollywood’s leading directors and producers. Our recently completed projects on which we earned at least $1.5 million in revenues consist of work for Pirates of the Caribbean: At World’s End (produced by Jerry Bruckheimer and directed by Gore Verbinski), Transformers (produced by Steven Spielberg and Ian Bryce and directed by Michael Bay) and The Golden Compass (produced by Bill Carraro and Deborah Forte and directed by ChrisWeitz). These films constituted the entire slate of films nominated in the category of “Best Visual Effects” for the 2008 Academy Awards®. Also included in our recent work was the 3-D stereoscopic conversion of Meet the Robinsons (produced by Dorothy McKim and directed by

Stephen J. Anderson) which allowed the film to be released in 3-D projection theaters simultaneously with its general release. Our feature film projects currently in production are The Mummy: Tomb of the Dragon Emperor (produced by Stephen Sommers and directed by Rob Cohen) and The Curious Case of Benjamin Button (produced by Kathleen Kennedy and Frank Marshall and directed by David Fincher), and another high-profile feature film, each of which is slated for release in 2008.

We are also one of the leading creators of digital imagery for the advertising industry and have created television commercials and online advertising for some of the most recognized directors, advertising agencies and corporate advertisers in the world. Our work includes hundreds of effects-laden television commercials, including those created for the following brands, all of which we have worked with since 2000 on at least four discrete projects and/or on individual projects on which we earned at least $0.5 million in revenues: Acura, Adidas, American Express, Anheuser-Busch, BMW, Burger King, Chrysler, Coca-Cola, Disney, Ford, Gatorade, General Motors, Heineken, Lexus, Mercedes, Microsoft, Nike, Pepsi, Saab, Sony, Toyota and Volkswagen.

In addition to utilizing our technology for the creation of digital imagery for our clients, we package our software into discrete end-user products that we license to the professional visual effects and animation industry. Our software product portfolio includes tools for image compositing and solving complex image processing problems, including advanced motion estimation technology. As of December 31, 2007, we license our software products to approximately 9,500 users worldwide.

Our existing business model represents an efficient alternative to traditional research and development efforts and reduces the capital required to strengthen our Digital Studio and expand into the production of video games and feature films. As an example, we have developed video game-related technologies in connection with visual effects projects that provide us with the opportunity to advance the convergence of feature films and video games. Our leadership in this convergence is evidenced in our work on the Gears of War and Halo 3 television commercials for Microsoft. Based in part on these experiences, we believe we have developed an alternative to the more costly and time consuming approach of traditional animation and game development techniques. We now believe that we are in position to generate new revenue opportunities through the development and production of full-length animated feature films and associated video games within a common technology architecture, and we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine.

We operate in four reportable operating segments: feature films, commercials, software and animation/video games; however, prior to 2007, animation/video games did not exist as a separate segment. Operating segment information for 2007, 2006 and 2005 is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 14 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Prior to our acquisition of The Foundry, we primarily operated in the United States. Since the consummation of that acquisition in 2007, we have had operations in the United Kingdom as well. Geographic information for 2007, 2006 and 2005 is included in Note 14 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

We historically have derived a material portion of our revenues from a limited number of customers and large projects in our feature films segment. These large projects, which usually extend over six to 18 months, have generally been with major motion picture studios in the United States. Different studios have represented greater than 10 percent of our consolidated revenues in different years. Significant customers over the last few years have included Walt Disney Pictures, Columbia Pictures, Paramount Pictures, 20th Century Fox, Universal Pictures, New Regency Productions and Warner Bros. Pictures. As the identity of our film studio customers historically accounting for greater than 10 percent of our consolidated annual revenues changes from year to year, we do not believe that our business is dependent upon any specific studio.

Company History

Digital Domain Productions, Inc., or Digital Domain Productions, was formed in 1993 under the name Digital Domain, Inc. and subsequently changed its name to Digital Domain Productions, Inc. During our history, we have provided visual effects and animation for over 60 films and hundreds of television commercials. We have also produced a number of music videos and content for commercial web sites. In addition, we have been developing software products for our digital imagery business since inception and began licensing one of these applications to the industry in 2003.

In May 2006, Digital Domain Productions was acquired by Wyndcrest DD Holdings, Inc., or Wyndcrest, which was formed by film director and producer Michael Bay, former Microsoft executive Carl Stork, Wyndcrest founder John C. Textor, and Wyndcrest principals Dan Marino and Jonathan Teaford. Subsequently, Wyndcrest DD Holdings, Inc. changed its name to Digital Domain.

Digital Domain acquired Digital Domain Productions in order to leverage Digital Domain Productions’ significant experience in visual effects and animation into attractive and complementary growth areas. We have made significant operational, technological and strategic progress since completing this acquisition:

•	Management. We hired three senior executives, formerly of Industrial Light & Magic and Lucasfilm Ltd., to lead the further expansion of our overall business. Our management team brings together extensive operational expertise complemented by long-standing relationships with leading studios, filmmakers, technology companies and video game developers, as well as major corporate advertisers and advertising agencies.
•	Technology Upgrade and Expansion. We have built a new enterprise data center, upgraded our technology infrastructure and software development protocols and executed the strategic acquisition of The Foundry, an award-winning UK-based leader in the visual effects and animation software market.
•	International Network of Sales Representatives and Customer Relationships. With our acquisition of The Foundry, we have added an international network of sales representatives and customer relationships outside of the United States, and secured an operational presence in the United Kingdom.
•	2007 and 2008 Feature Film Project Pipeline. By strengthening our relationships with leading studios and filmmakers, we secured a 2007 pipeline of feature film projects that included work on some of the most notable releases of the year. The largest feature film projects that we worked on in 2007 were Transformers, Pirates of the Caribbean: At World’s End, Meet the Robinsons and The Golden Compass. We have expanded our pipeline into 2008 with projects that are already in production, such as The Curious Case of Benjamin Button and The Mummy: Tomb of the Dragon Emperor.
•	Online Digital Expansion. We have expanded our involvement in online interactive advertising, completing a large-scale project for Lincoln-Mercury and producing award-winning work for Volkswagen. These projects include 3D visualization and dynamic content production using both proprietary software and traditional production techniques. As a result of this work, we believe we are positioned to benefit from the continuing growth of online advertising.
•	Animation and Video Games. We have formed a new animation/video game division to assess potential properties, development of new technologies and possible acquisitions within the video game and animation space. This division is in the initial stages of developing a video game with two leading filmmakers, and we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine.

Our Strengths

We believe our strengths include:

Reputation as an Industry Leader.  We successfully operate in a business that puts significant value in reputation and track record. Our history of innovation in the visual effects and animation industry and the role we have played in the production of many successful motion pictures and innovative television commercials has resulted in our reputation as an industry leader. We believe that our reputation consistently makes us one of the top choices for the most complex and challenging visual effects and animation projects.

Technology Platform.  Utilizing proprietary and third-party technologies, we have developed a visual effects, animation and digital media production platform, which enables our artists to create what we believe to be some of the most stunning digital imagery on screen. We also license software products to the visual effects and animation community, establishing us as a leader in visual effects and animation software innovation. As examples of our competitive technological strength, we believe that we have been a leader in creating photorealistic, computer-generated natural effects such as water, smoke and fire. We were recently awarded a Scientific and Technical Achievement Award® by the Academy for fluid simulation software. In addition, we have recently brought to market several significant technological achievements:

•	We believe our work in the production of the Gears of War television commercial for Microsoft significantly advanced the process of producing high definition animation content within a video game engine. We believe that the technology developed in connection with this project will allow our new animation/video games division to create feature films entirely within video game engines at significant cost and time savings to traditional film production methods and to produce next-generation video games.
•	We believe that our work on recently released advertising campaigns has established us as a leader and pioneer in the field of creating photorealistic digital human likeness and performance. We are currently using these proprietary techniques to achieve photorealistic, computer-generated characters in our current slate of feature film work.

Diversified Revenue and Complementary Lines of Business.  We generate revenue from visual effects and animation work and live-action production for feature films and commercials and the licensing of our software products. Our work for the advertising industry and our software licensing business provide a relatively stable revenue stream to partially offset the inherent cyclicality of the film industry. Moreover, each of our product offerings reinforces the strength of our entire portfolio. For example, technologies developed in our visual effects and animation business have been licensed to third parties. In addition, capabilities and technologies are often shared between our feature film group and our commercials group.

Long-standing Relationships with Major Studios and Leading Filmmakers.  Major studios dominate the motion picture industry and set the pace for producing films at the forefront of digital imagery innovation. We have worked with all of the major studios, and we believe that our long-standing relationships with such studios will continue to provide us early access to large-scale, visual effects-driven and animated feature film projects. Additionally, we have established relationships with the entertainment industry’s leading directors and producers, and a significant number of our projects are with directors and producers with whom we have worked in the past.

Long-standing Advertiser and Advertising Agency Relationships.  We have produced commercial campaigns for many Fortune 500 companies, and through this work, we have developed long-standing relationships with leading advertising agencies and corporate advertisers.

Digital and Live Action Production Infrastructure.  We have developed a portfolio of in-house production processes for the advertising industry that enables us to provide creative solutions throughout the span of a project from its initial concept through all stages of production.

Experienced Management Team.  Since our acquisition of Digital Domain Productions, we have brought together a cohesive management team with extensive strategic, operating and financial expertise.

Attraction and Retention of Top Talent.  We believe that our reputation for innovative, creative and technical work, our location in Venice, California, our experienced executive management, our entrepreneurial spirit and culture of excellence, and the high-profile nature of our feature film and commercial projects bolster our ability to recruit and retain top talent in our industry.

Our Current Business

The following is a description of our current business activities:

Digital Imagery and Production Solutions

Feature Films.  We are traditionally hired by a film studio, often at the recommendation of a producer or director, to provide visual effects and/or animation for an in-process film or a project in the development stage. We typically enter into a contract with the studio calling for a significant portion of the contract amount to be paid upfront with progress payments made over the life of the project. Revenue from a feature film project may range in size from several million dollars to more than $25 million and can take anywhere from as little as three months to more than 18 months to complete, depending upon the complexity and amount of visual effects and animation work contemplated by the film project. For example, we began work on Flags of our Father in July 2005 and continued work with the film’s director, Clint Eastwood, and production staff until September 2006. In addition, we began our work on Pirates of the Caribbean: At World’s End in October 2006 and continued working with the film production staff through May 2007. For a list of substantially all the feature films for which we provided visual effects and animation work, see “ — Our Work” below.

Commercials and Advertising Media.  We are hired by advertising agencies, commercial directors and/or corporate advertisers to provide visual effects and/or animation for all advertising media, including television commercials (and campaigns of related commercials) and online interactive advertising. We typically enter into a contract with an advertising agency that calls for a significant portion of the contract amount to be paid in the early stages of the project. A typical television commercial project will range in size from a few hundred thousand dollars to over a million dollars and will typically take four to 12 weeks to complete. More recently, we have begun providing new media marketing development services for online advertising. In addition, our work on large-scale Internet-based interactive marketing campaigns has enabled us to explore new markets for our digital imagery services. For a list of the brands for which we have provided visual effects and animation services on multiple and/or large-scale projects and the advertising agencies with whom we have ongoing business relationships, see “ — Our Work” below.

Digital Production Solutions.  Through our work creating visual effects and animation for the feature film and advertising industries, we have developed and are able to provide a wide range of digital production solutions. These solutions include the production of entire television commercials, including writing, pre-production, design, directing, live-action production and post-production.

We produce computer-generated (CG) content for all media in an innovative end-to-end digital production solution. For example, in the pre-production stage of a CG-based television commercial, we help our clients create executable production plans by providing research and development, pipeline development, work-flow design, conceptual design, character design, storyboarding, modeling, asset creation and pre-visualization services. During the production stage, we provide project management, production supervision, field support, data storage, digital asset management, dailies, visual effects and animation supervision, and editorial and color management solutions. During the digital production stage, we provide project management, character creation, performance capture, computer-generated imagery (CGI) modeling, animation, motion capture, matte painting, roto-scoping, tracking, compositing and other forms of 2D and 3D image manipulation. During the post-production stage, we provide editorial, digital intermediate color correction, conforming and mastering solutions.

Software Business

We currently license several software products to third parties through our wholly-owned subsidiary, The Foundry. These products are licensed directly by us through our own sales force, or indirectly through resellers and outside sales representatives. As of December 31, 2007, we have approximately 9,500 licensees of our existing products.

The following are the principal proprietary software products that are currently commercially exploited by our software business and licensed to third parties:

•	NUKE. Nuke is an image compositing tool for which Digital Domain Productions was presented with a Scientific and Technical Achievement Award® from the Academy. It has generated visual effects for over 45 feature films, including Flags of our Fathers, King Kong and The Day After Tomorrow, and hundreds of commercials and music videos. It allows artists to combine layer upon layer of imagery (both real and digital) to create a final sequence. Nuke provides the user with a number of image processing and manipulation tools (e.g., blurring, transforming and warping images). It has been optimized to minimize memory use and maximize speed, using an advanced color space model for improved fidelity. Nuke is a cross-platform tool supporting Microsoft Windows, Apple OSX, and Linux.
•	FURNACE. Furnace is an award-winning collection of plug-ins that expands digital compositing software, such as our Nuke product as well as Apple’s Shake software and other third-party software, to a wide variety of uses. This is an integrated suite of image processing plug-ins, which enhances visual effects in motion picture sequences using next generation motion estimation technology. Furnace was used in the production of numerous high-profile feature films, including Casino Royale, X-Men 3: The Last Stand, The Da Vinci Code, Charlie and the Chocolate Factory, Batman Begins, King Kong, The Lord of The Rings Trilogy, Poseidon and Superman Returns. On February 10, 2007, the development team responsible for Furnace received a Scientific and Technical Achievement Award® from the Academy.
•	ANVIL. Anvil is a collection of plug-in color tools for Avid DS and Autodesk’s Flame, Flint, Inferno, Fire and Smoke. Anvil includes a number of color effects that have the ability to make video footage look more like it was shot on film. Anvil is widely used in the production of commercials and music videos.
•	TINDER. Tinder is a collection of plug-ins that extends the creative possibilities of digital compositing software, such as our Nuke product as well as Apple’s Shake software and other third-party software, featuring fast, organic effects, image processing tools and blurs, generators and warpers.
•	FORGE. Forge is a command line application that automatically corrects flecks of dirt, dust and hair that occur on digital film scans, reducing film post-production costs related to operator-assisted dirt removal work.

We have developed numerous technologies internally, which may have commercial potential, including the following:

•	ENGEN. EnGen is a terrain creation and rendering program that enables an artist to create a 3D digital world at film resolution and render any part of it with a high level of detail. We have successfully used EnGen in place of location shoots in several motion pictures.
•	TRACK. Track is a Scientific and Technical Achievement Award®-winning collection of computer vision tools that analyze images in order to extract 3D data.
•	STORM. Storm is a Scientific and Technical Achievement Award®-winning volume-rendering tool with an advanced user interface and real time preview that facilitates the rendering of things like smoke, clouds and water.
•	FUME. Fume is an advanced fluid, smoke, and fire simulation tool that creates effects we believe are not possible in “off-the-shelf” 3D animation packages, and when combined with the volumetric rendering power of Storm, delivers a complete photoreal solution for these difficult-to-produce effects.
•	RACE. Race is a distributed process manager that manages a large number of render jobs over multiple computer processing units to render sequences of frames at high speeds.

Software development costs that we incur in conjunction with product development are charged to research and development (R&D) expenses, which is a component of selling, general and administrative expenses, until technological feasibility of a particular software product is established. R&D expenses include salaries, departmental expenses and overhead and related allocated expenses. R&D expenses were approximately $1,998,000 for the year ended December 31, 2007, and approximately $65,000 for the Successor period May 13, 2006 to December 31, 2006. For the Predecessor period January 1, 2006 to May 12, 2006, R&D expenses were approximately $68,000. For the years ended December 31, 2005 and 2004, R&D expenses were approximately $243,000 and $123,000, respectively. For each of these periods, we did not capitalize any software development costs, because the costs we incurred between the time technological feasibility was established with respect to each such software product and the time the product was released for sale were not significant.

Animation/Video Games

As part of our growth strategy, we have recently established a division that will focus on the development and production of full length animated feature films and associated video games within the common technology architecture of a video game engine. This division is in the initial stages of developing a video game with two leading filmmakers, and we have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine. For a further explanation of our plans in this area, see “ — Our Growth Strategy” below.

Our Work

Since our inception, we have provided visual effects and animation for some of the most recognizable and successful feature films. The films for which we have provided visual effects have generated more than $11.8 billion of world-wide box office revenues. Below is a list of substantially all of the feature films for which we have provided or are currently providing visual effects and animation, including those films for which our work was recognized with an Academy Award® or Academy Award® nomination:

Currently in production
The Curious Case of Benjamin Button	The Mummy: Tomb of the Dragon Emperor

2007
Blades of Glory	The Seeker: The Dark is Rising
Meet the Robinsons	Transformers
Pirates of the Caribbean: At World’s End	We Own the Night
The Golden Compass	Zodiac
The Hitcher

2006
Flags of Our Fathers	The Nativity Story
Letters from Iwo Jima	The Texas Chainsaw Massacre: The Beginning
My Super Ex-Girlfriend	Zoom
Roving Mars
2005
Æon Flux	Dark Water
Charlie and the Chocolate Factory	Stealth
Cinderella Man
2004
Flight of the Phoenix	The Day After Tomorrow
I, Robot (Academy Award® Nominee)
2003
Daredevil	Secondhand Lions
Looney Tunes: Back in Action	The Italian Job
Peter Pan	The Missing
2002
Adaptation.	We Were Soldiers
Star Trek: Nemesis	xXx
The Time Machine
2001
A Beautiful Mind	Vanilla Sky
The Lord of the Rings: The Fellowship of the Ring
2000
How the GrinchTM Stole Christmas	Rules of Engagement
O Brother, Where Art Thou?	Supernova
Red Planet	X-Men
1999
EdTV	Lake Placid
Fight Club
1998
Armageddon	What Dreams May Come (Academy Award®)

1997
Dante’s Peak	The Fifth Element
Kundun	Titanic (Academy Award®)
Red Corner
1996
Chain Reaction	The Island of Dr. Moreau
Sgt. Bilko
1995
Apollo 13 (Academy Award® Nominee)	Strange Days
1994
Color of Night	True Lies (Academy Award® Nominee)
Interview with the Vampire: The Vampire Chronicles

Below is a list of the brands for which we have provided since 2000 visual effects and animation services on at least four discrete projects and/or individual projects on which we earned at least $0.5 million in revenues:

Acura	General Motors
Adidas	Heineken
American Express	Lexus
Anheuser-Busch	Mercedes
BMW	Microsoft
Burger King	Nike
Chrysler	Pepsi
Coca-Cola	Saab
Disney	Sony
Ford	Toyota
Gatorade	Volkswagen

Below is a list of the advertising agencies with whom we have worked on an average of at least one project annually over the last four years:

180 Communications	Leo Burnett Worldwide, Inc.
BBDO	Lowe & Partners Worldwide
Campbell-Ewald	McCann Erickson
Crispin Porter + Bogusky	Ogilvy & Mather Worldwide
DDB Worldwide	Publicis Worldwide
DENTSU INC.	Rubin Postaer and Associates
Element 79 Partners	TBWA\Chiat\Day
Foote, Cone & Belding Worldwide	Team One Advertising
Goodby, Silverstein & Partners	Wieden + Kennedy
GSD&M	Young & Rubicam Brands
JWT

Our Growth Strategy

We intend to use our proprietary Digital Studio, including our expertise in digital imagery creation, our creative and technical talent, and our established relationships with leading filmmakers and studios, to supplement the growth of our existing digital imagery and software businesses. In addition, we intend to pursue strategic acquisitions including, but not limited to, acquisitions of independent video game developers and video game technology companies. Key elements of our growth strategy include:

Continue the Growth of Our Existing Digital Imagery Business.  Visual effects and animation are becoming more widely used in filmed entertainment and advertising media projects (including television commercials) and are replacing live action footage in many of those projects due to the efficiency of state-of-the-art digital imagery production. We plan to continue to build our existing digital imagery business to take advantage of this trend. Moreover, we intend to continue to pursue complex visual effects and animation projects that are not only financially rewarding but also provide opportunities to advance our technological capabilities, as our revenues from such projects often include budget allocations for new technology development. These new technological capabilities can be employed in other areas of our business as part of our Digital Studio.

Expand the Development and Commercialization of Our Technology.  We expect our technology to play an increasingly important role in the growth of our company. We believe our acquisition of The Foundry puts us at the forefront of the visual effects software industry and gives us an international footprint for software distribution. Through The Foundry, we have the opportunity not only to utilize this expertise to expand the market share of our currently licensed technology packages and to productize and commercialize other proprietary technologies we have already developed, but also to accelerate the speed to market of our future technological innovations. With this in mind, we intend to begin aggressively protecting our technology assets with an intellectual property program and are currently in the process of applying for six patents and have plans to file additional applications in the future. We also intend to continue to develop the capabilities of our compositing software product Nuke and our plug-in suites and to engage in a marketing and sales campaign in an effort to establish Nuke as the leading compositing software used by the visual effects and animation industry.

Expand Our Involvement in Feature Film Production.  Through our Digital Studio and entertainment industry relationships, we intend to establish a content ownership business which will focus opportunistically on animated and visual effects-driven films. We are at times approached by leading filmmakers to help conceptualize and develop new and unique ideas that push the envelope for visual effects-driven and animated film content. We intend to evaluate, and may invest capital and/or development and production services on terms deemed by us to be favorable in, major studio feature film projects that meet certain budgetary, development and distribution criteria in alignment with our growth strategy. In certain situations, we may receive equity or other financial participation in films based on the early-stage contribution of our creative and technical talents. There are three notable precedents over the last decade of digital imagery companies that have become equity participants in feature film productions: Pixar (Toy Story franchise, Finding Nemo, The Incredibles), which went public in 1996 and was acquired by Walt Disney Co. in 2006; DreamWorks Animation SKG, Inc. (Shrek franchise, Madagascar), which went public in 2004; and Blue Sky Studios, Inc. (Ice Age franchise), which was acquired by Fox Entertainment Group Inc. in 1997.

Exploit Our Visual Effects and Animation Technology and Expertise in the Development of Video Games.  We believe that our expertise in creating high-end visual imagery for feature films positions us to greatly enhance graphics quality standards for content across the video game marketplace. We intend to exploit the capabilities of our Digital Studio to establish early technology leadership in the convergence of feature films and video games, primarily as it relates to video games developed in association with feature films. It is our goal to focus on developing video games for which we own the intellectual property associated with the games and, to a lesser extent, to develop video games for other publishers for which we own limited or no intellectual property rights. In furtherance of this goal, we are in the initial stages of developing a video game with two leading filmmakers. It is our intent to focus on the development of video games and to partner with a video game publisher for marketing and distribution. While some of the requisite capabilities reside in-house, we intend to enhance these capabilities through hiring additional staff and/or partnering with or acquiring third-party video game development firms. We believe that our digital imagery leadership combined with our entrepreneurial culture differentiates us from large-scale video game publishers as an attractive partner or potential acquirer of independent video game developers.

Continue Our Development of Common Technology Architecture for Feature Films and Video Games.  We believe we are in position to generate new revenue opportunities through the development and production of full length animated feature films and associated video games within the common technology architecture of a video game engine. We believe the strategy can be implemented as follows:

•	Develop a story and design characters that can cross over between a game and an animated movie;
•	Make a video game to the highest possible visual standards using state-of-the-art game engine technology;
•	Contemporaneously create an animated movie with visual film-making tools that use the characters and environments built for both the feature film and the video game with a new real-time paradigm that renders through the game engine;

•	Share key components of the feature film and video game such as the creative team, art, story, music, sound, voice talent and animation; and
•	Utilize a faster, more flexible production workflow, with all production work completed within one pipeline and many of the tasks accomplished in real-time.

We believe this strategy will result in a better integrated, lower-cost product where the feature film and video game share a consistent look and feel. We expect that video games produced through this model will exhibit the superior storytelling, direction and production standards currently found in feature films. Additionally, we expect that animated feature films produced through this model will introduce an all-new, game-like look not previously seen in the animation marketplace. We have entered into an agreement with Warner Bros. Pictures to produce a digitally-animated “proof of concept” piece for the possible future joint development of a full length animated feature film and video game based on the 1980’s animated television series Thundercats, with both the film and the game to be produced within the common architecture of a video game engine.

Pursue Strategic Acquisitions.  We evaluate acquisitions on an ongoing basis and intend to pursue acquisitions of businesses in our industry and related industries that will assist us in achieving our growth strategy. We approach acquisitions in a disciplined manner and intend to focus on acquisitions that strengthen our competitive position.

Industry Overview

Visual Effects and Animation Industry

The visual effects and animation sector has been an integral part of the entertainment industry and continues to evolve rapidly. Rapid growth in the visual effects and animation market is primarily being driven by demand for motion pictures, television commercials and several other forms of entertainment, including entertainment software. Increasing demand from the advertising industry, increased functionality of 3D visualization software and hardware, and technological improvements in computer networking and digital processing equipment are also factors driving industry growth.

Feature films, commercials and video games have become increasingly reliant on digitally created and distributed content as the result of a confluence of industry trends, including:

•	Visual effects-rich and CG animated movies substantially outperform all other movies — the top 20 grossing films in worldwide box office history are either computer animated or otherwise reliant on visual effects;
•	The DVD market is now well-established; furthermore, the next-generation HD-DVD / Blu-ray technologies are expected to increase the demand for high-quality digital content;
•	Similar to the film industry, video games have become increasingly dependent on higher quality imagery as a basis for differentiation and competition, and next-generation game platforms continue this trend;
•	Satellite and cable channels continue to add high definition programming, thereby providing increased distribution of digital imagery;
•	Broadband Internet penetration is increasing — rapid broadband growth is changing the nature of content delivery; and
•	Wireless bandwidth capabilities are increasing — 3G and 4G wireless technologies have the opportunity to redefine mobility and broadband connectivity.

Feature Film Visual Effects and Animation

Visual effects and animation have been used in motion pictures for many years. Studios were quick to realize that audiences were attracted to visually creative films. The 1933 version of King Kong is considered one of the earliest visual effects and animation films. The public’s demand for visual effects and animation has grown as motion pictures have become the leading user of visual effects and animation. Despite large production budgets, studios seem more than willing to fund visually exciting films given their track record of success.

Computer-generated imagery, or CGI, first appeared in movies during the 1970s, and since then, the technology has evolved rapidly, with full-length feature films now created using solely computer-based visual effects. CGI applies

3D computer graphics to film, television and interactive media. CGI-based visual effects offer higher quality and more controllable effects than more traditional visual processes by enabling the creation of complex images that would be technologically infeasible otherwise. CGI revolutionized film production and visual effects in 1989, with the movie The Abyss. The technology became even more popular after the film Terminator 2: Judgment Day, in which various morphing effects and intricate action sequences heavily utilized CGI. In 1993, Jurassic Park featured life-like imagery of dinosaurs, using CGI effects, and in 1994 Forrest Gump heavily relied on CGI for various scenes.

Toy Story, released in 1995, became a breakthrough movie in the industry, as it was the first fully computer-generated feature film. By early 2000, CGI dominated the visual and special effects landscape, with numerous films heavily using CGI and nearly half of all films depending on some form of computer-generated effects.

Since 2000, consumers have begun to experience human-looking CG film characters and photo-real digital assets. Films such as the recent installments of the Star Wars franchise, Sin City, and most recently 300, have introduced the commercial viability of completely synthetic backgrounds. Some of the more recent effects-driven films have used over 1,000 visual effects shots, with effects budgets on single films sometimes exceeding $100 million.

The visual effects and animation industry is very competitive. There are typically multiple visual effects and animation studios bidding for the same project. The high degree of competition in the market suggests that reputation, size, financial strength and tight cost management will be increasingly important for success. Though the visual effects and animation industry is highly fragmented, our largest competitors include Industrial Light and Magic, a division of Lucasfilm Ltd., and Sony Pictures Imageworks Inc., a division of Sony Corp. Other competitors include Weta Digital Ltd., Rhythm & Hues Inc. and Framestore CFC.

Commercials Visual Effects

According to an August 2007 report published by Veronis Suhler Stevenson, or VSS (all references to VSS in this prospectus are to the August 2007 report), the aggregate size of the visual advertising industry (comprised of all segments of the $209.8 billion advertising industry, excluding broadcast and satellite radio) in the United States is approximately $188.9 billion in 2006. This market is expected to grow to approximately $245.2 billion in 2011, a 5.4% annually compounded growth rate. The visual advertising industry is quite broad and fragmented and consists of advertising in a variety of media, including, in 2006, broadcast and pay television advertising ($70.5 billion), online advertising ($15.1 billion), print advertising ($95.8 billion), out-of-home advertising ($7.1 billion), mobile advertising ($0.5 billion) and advertising via other emerging technologies. Currently, the majority of our revenues derived from advertising-related projects is attributable to our work in the television commercials market.

The growth in the use of visual effects and animation in the commercials market over the past ten years has been attributable to a number of factors, including: increased demand for high-quality visual effects and animation in motion pictures, increase in profits related to products heavily advertised using visual effects and animation services, advances in digital technology and a need for advertisers to remain in the forefront of their field. Advertising agencies have continued to support larger budgets to produce television commercials laden with visual effects and animation. Visual effects and animation companies are creating unique, stunning and quality images for commercials.

Advances in the digital technology used in feature films have led directly to growth in the use of the visual effects and animation in advertising. Advertisers need to be as original, incomparable, and eye-catching as possible. Visual effects and animation provide advertisers ways to enhance their commercials to meet the creative demands of their clients. An increasing number of companies have been incorporating visual effects and animation into their advertising campaigns because current technologies allow producers and directors more creative freedom. Typically commercials re-use visual effects and animation technology and processes developed for motion pictures. This cycle creates a wide variety of CGI techniques for commercials to draw from without having to do the research and development.

The commercials visual effects and animation industry is also highly fragmented. We believe that we and The Mill are two of the largest participants in this industry. The Mill was founded to perform visual effects and animation work for feature films and television commercials but has since stopped providing services to feature films and only focuses on television commercials. The Mill was acquired by The Carlyle Group in February 2007 for an estimated $118 million. Another competitor, The Moving Picture Company (MPC), was acquired by Thomson for approximately $102 million in December 2004. Other competitors include, Framestore CFC, Method (owned by Ascent Media Group), Asylum and A52.

Filmed Entertainment Industry

The motion picture industry consists of two principal activities: production, which involves the development and production of motion pictures; and distribution, which involves the promotion and exploitation of feature-length motion pictures in a variety of media, including theatrical exhibition, home video, television and other ancillary markets, including emerging technology platforms such as video-on-demand, both in the U.S. and internationally.

The motion picture industry is dominated by six studios designated as “major studios” by the Motion Picture Association of America, or the MPAA, comprised of The Walt Disney Studios, Paramount Pictures, Warner Bros., Universal Pictures, Twentieth Century Fox and Sony Pictures Entertainment. These major studios have historically generated the majority of theatrical motion picture revenue. In recent years, however, “mini-major” motion picture production companies, such as DreamWorks Animation SKG, Inc., Lions Gate Entertainment Corp. and Pixar, which operate on a smaller scale than the major studios, have played an important and growing role in the production of motion pictures for the worldwide feature film market.

Motion Picture Production

The production of a motion picture occurs in four distinct stages prior to initial release: (i) development, (ii) pre-production, (iii) principal photography and (iv) post-production. The creation of a motion picture begins with the development of an original screenplay by a writer or the screenplay adaptation of a popular novel or other literary or dramatic work.

Once the screenplay material is identified, the development stage begins with the acquisition of the material, the completion of the screenplay, and the receipt of commitments from key talent such as director, principal cast members and other creative personnel. Additionally, for films involving significant amounts of visual effects and animation, the producer and the director will contact visual effect and animation studios to determine which visual effects and animation studio will be the right partner for the film and if the film’s anticipated visual effects and animation needs can be fulfilled. In some cases, visual effects and animation studios must work with the producer and director to make a sample clip to prove that certain highly technical visual effects are possible to create before the film will be greenlit.

The pre-production stage consists of securing necessary production facilities and personnel; finalizing the motion picture budget and the production schedule; selecting motion picture locations and building necessary sets; and developing a visual effects plan and beginning initial effects work.

In the next phase, principal photography, the actual filming of the screenplay is commenced and completed, typically in a period of three to five months, depending on such factors as location, length and complexity. Once filming has been completed, post-production begins and the film is edited; music, dialogue, and special visual or audio effects are added and the voice, sound effects, music and photography are synchronized. The production process ends with the “final cut” of the motion picture.

Market and Industry Statistics

According to VSS, box office and home video spending in the United States generated $35.4 billion in 2006, with an expectation to reach $44.3 billion by 2011, a 4.6% annually compounded growth rate. We believe the growth of the sector will be supported by online DVD rental services and online film streaming services, the popularity of high-definition DVDs, and an increase in the number of digital cinemas. Animated and visual effects-driven films have been a key driver of the growth of the filmed entertainment sector. For example, the top 20 grossing films of all time (as of December 31, 2007), the top 10 grossing films of 2006, and the top 10 grossing films of 2007 ranked by worldwide box office revenues, were made using significant high-end visual effects or CG animation.

The U.S. box office performed well in 2006, grossing $9.5 billion, up 5.5% from 2005, and according to the MPAA (as of February 2007), is expected to maintain a steady pace over the coming years. In 2006, there were 12.5% more films that grossed more than $50 million at the U.S. box office than in 2005. Overall, the top 20 films made up 36.8% of the total U.S. box office in 2006.

Much of the success of the top 20 grossing films of all time (as of December 31, 2007) and the majority of the top 10 grossing films of 2006 and of 2007, ranked by worldwide box office revenues, can be attributed to compelling digital imagery that was not historically possible through traditional film and camera techniques but can now be produced through visual effects and animation. With the international box office receipts for these films often comprising more than 50% of their total worldwide box office revenues, it is clear that audiences around the world want to see animated and visual effects-driven films.

Animated and visual effects-driven films have been a key driver of the growth of the filmed entertainment sector. For example, the top 20 grossing films of all time (as of December 31, 2007), the top 10 grossing films of 2006 and the top 10 grossing films of 2007, ranked by worldwide box office revenues, were made using significant high-end visual effects or CG animation.

Top 20 Grossing Films of All Time
(as of December 31, 2007)

Rank	Title	Year	Worldwide Box Office Revenue
			(In Millions)
1.	Titanic	1997	$1,845.0
2.	The Lord of the Rings: The Return of the King	2003	1,118.9
3.	Pirates of the Caribbean: Dead Man’s Chest	2006	1,065.9
4.	Harry Potter and the Sorcerer’s Stone	2001	976.5
5.	Pirates of the Caribbean: At World’s End	2007	961.0
6.	Harry Potter and the Order of the Phoenix	2007	938.5
7.	The Lord of the Rings: The Two Towers	2002	926.2
8.	Star Wars: Episode I — The Phantom Menace	1999	924.3
9.	Shrek 2	2004	915.9
10.	Jurassic Park	1993	914.7
11.	Harry Potter and the Goblet of Fire	2005	904.7
12.	Spider-Man 3	2007	890.9
13.	Harry Potter and the Chamber of Secrets	2002	876.7
14.	The Lord of the Rings: The Fellowship of the Ring	2001	871.4
15.	Finding Nemo	2003	864.6
16.	Star Wars: Episode III — Revenge of the Sith	2005	850.0
17.	Spider-Man	2002	821.7
18.	Independence Day	1996	817.0
19.	Shrek the Third	2007	797.7
20.	E.T.: The Extra-Terrestrial	1982	792.7

Source: Exhibitor Relations Co., Inc. (January 2008)

Top 10 Grossing Films of 2006

Rank	Title	Worldwide Box Office Revenue
		(In Millions)
1.	Pirates of the Caribbean: Dead Man’s Chest	$1,065.9
2.	The Da Vinci Code	758.2
3.	Ice Age: The Meltdown	651.5
4.	Casino Royale	594.2
5.	Night at the Museum	573.5
6.	Cars	462.0
7.	X-Men: The Last Stand	459.3
8.	Mission: Impossible III	397.8
9.	Superman Returns	391.1
10.	Happy Feet	384.3

Source: Exhibitor Relations Co., Inc. (January 2008)

Top 10 Grossing Films of 2007

Rank	Title	Worldwide Box Office Revenue
		(In Millions)
1.	Pirates of the Caribbean: At World’s End	$961.0
2.	Harry Potter and the Order of the Phoenix	938,5
3.	Spider-Man 3	890.9
4.	Shrek the Third	797.7
5.	Transformers	706.5
6.	Ratatouille	619.3
7.	The Simpsons Movie	526.4
8.	I Am Legend	510.9
9.	300	456.1
10.	Bourne Ultimatum	441.8

Source: Exhibitor Relations Co., Inc. (January 2008)

Video Game Industry

In 2006, video games, including console, handheld, PC, online, mobile and interactive TV games, were a $10.0 billion market in the United States, according to VSS. Video games are also one of the fastest-growing media-related sectors, projected to grow at a 15.6% annually compounded growth rate through 2011. Sales in this sector are being spurred by consumer adoption of next-generation game consoles, online games and distribution of wireless games.

Like the film industry, video games have experienced escalating development costs. Modern video or computer games usually require from $2 million to more than $30 million in development costs, with these costs typically financed by a video game publisher. Video game publishers are companies that publish video games created either internally or by third-party video game developers. Video game publishers usually finance the game development and manage the process of getting the games to market, including manufacturing, marketing, and often distribution. Most video games created by a third-party video game developer are funded by periodic advances from publishers as development reaches predetermined milestones. Through this arrangement, the publisher is able to ensure that game development will stay on schedule and that the game quality is meeting expectations. Once games are released, the advances are recouped against sales of the game, at which time royalty-based payments to the developer begin.

A contemporary game is usually developed over a span of one to three years. Given the scale of these projects, game development teams are generally composed of the following: one or more producers to oversee production, at least one game designer, artists, programmers, level designers, sound engineers (composers, and for sound effects) and testers.

As a result of the advances in CG animation, consumers have begun to expect similar effects-enhancements to video games. Today, overlapping technologies (e.g. motion capture, 3D, pre-visualization, etc.) are enabling games to benefit from storytelling, directing and production of the sort found in filmmaking. Better stories, visual fidelity and enhanced sound quality can be realized by video game producers through one team that can author one set of assets for both film and game environments. Synergies can be realized immediately in marketing, overhead and technology development.

The computer and video game industry is intensely competitive. The four primary platform providers are: Sony (PlayStation 3, PlayStation Portable), Microsoft (Xbox, Xbox 360), Nintendo (GameBoy, GameBoy DS, Wii), and personal computers (PC). The main participants in the publishing business are five public companies (Electronic Arts, Activision, Take-Two Interactive, THQ, and Midway) and publishers controlled by Nintendo, Sony and Microsoft. Other prominent independent video game developers include: Epic Games, Valve, and Insomniac Games. Competition in the video games segment is based on product quality and features, timing of product releases, brand-name recognition, access to distribution channels, and effectiveness of marketing and price.

Generally, the video game and motion picture industries have comparable business models. Publishers have annual release slates, with more weight in release given towards the holidays. Development costs are capitalized before release and then expensed thereafter. Additionally, the development of sequels make video game development economics even more attractive, as successful intellectual property can be used to create new titles with costs that remain flat or decrease.

Digital Imagery Software Industry

Digital content creation software provides users with the tools that enable visual effects and animation production: 2D and 3D modeling; digital video editing; graphics editing and imaging; and audio editing. According to an April 12, 2007 press release from Jon Peddie Research, the digital content creation software market was approximately $3.0 billion globally in 2006 (up 16% from 2005) and is projected to grow at an annually compounded growth rate of 10% to approximately $4.9 billion in 2012. The visual effects software industry is a sub-sector of the digital content creation software market and caters to a wide range of end users, from consumers who use the software recreationally to high-end users such as professional animators and digital effects artists.

Over the last 10 years, there has been a general consolidation of the major participants in the visual effects software industry, with a number of larger companies, including Autodesk (which acquired Alias and Discreet Logic), Apple (which acquired Nothing Real (Shake)), and Avid (which acquired NXN and Softimage), acquiring smaller competitors.

There are a small number of high-end digital compositing software tools in the market today. Historically, the most popular product was Shake, made by Apple. In June 2006, Apple announced that it would cease further enhancement of Shake, and that any future compositing system would be limited to Apple OSX. Apple has stated that its future efforts will focus on the high volume consumer and prosumer markets, potentially leaving the professional effects market unserved. We believe that once we fully integrate Nuke and Furnace that we will have a product that can replace Shake as a potential market leader.

Intellectual Property

Digital Domain® is a registered trademark in the United States.

In order to protect our proprietary technology, we are currently in the process of applying for six patents and have plans to file additional applications in the future. We also rely on a combination of copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

In addition to such legal protections, we currently use FLEXlm, a widely used software license management tool, to control copying of our software products and will consider the use of other forms of software copy protection and access control as they become available in the future. Since the video game products that we may develop may be manufactured and distributed by third-party publishers, we may not be directly involved in implementing digital rights management techniques in connection with those products. However, we plan to require third-party publishers to take appropriate measures to control access to and copying of our video game products.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States.

Employees

As of December 31, 2007, we employed approximately 573 full and part-time employees. Of that total, approximately 549 are located in our Venice, California office and 24 are located in our U.K. office. We also hire additional employees and contractors on a picture-by-picture basis. Our employees are principally non-union. We believe that our employee and labor relations are good. Our executive staff is currently covered by employment contracts, which generally include non-disclosure agreements.

Property

We do not own any real property. Our headquarters are situated on a 170,000 square foot campus in Venice, California, which we lease pursuant to three leases, as amended, which expire on December 31, 2008. On the campus, we occupy five buildings consisting of an aggregate of 101,965 square feet. The Foundry, our subsidiary through which we operate our software business, occupies office space in London, England through a lease that expires in 2010.

We believe that our existing facilities will be adequate to meet our needs at least through 2008 and that we will be able to obtain additional space when, where and as needed on acceptable terms.

Litigation

On October 16, 2006, we filed a lawsuit in the Los Angeles Superior Court against C. Bradley Call, Digital Domain Productions’ former President and Chief Operating Officer, asserting claims arising from certain acts and omissions of Mr. Call that are alleged to have damaged us and Digital Domain Productions, including claims for breach of fiduciary duty and breach of the duty of loyalty, and seeking compensatory and punitive damages. On the same day, Mr. Call filed a lawsuit in the Los Angeles Superior Court against us, Digital Domain Productions and each of Carl Stork, John C. Textor and Jonathan Teaford, seeking damages in excess of $3.5 million. Mr. Call’s complaint, as amended, alleges causes of action relating to our termination of Mr. Call’s employment, including claims for breach of contract, common law and securities fraud, unfair business practices and violations of the California Labor Code and the California Fair Housing and Employment Act. On April 10, 2007, Digital Domain Productions filed a cross-complaint in Mr. Call’s action seeking damages and specific performance from Mr. Call in connection with his alleged wrongful retention and misuse of certain confidential documents and other information that he obtained during his employment. At present, the parties are conducting pre-trial discovery in the actions and no trial date has been set. In addition, we are a party to certain litigation arising from time to time in the ordinary course of our business. Our management does not believe that any pending litigation matter against us is likely to have a material adverse effect on our business, financial condition and/or results of operations.

Government Regulation

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally.

Management

Directors, Executive Officers and Key Personnel of the Company

The following table sets forth information with respect to our executive officers, key personnel and directors.

Name of Individual	Age	Position
Michael Bay	44	Co-Chairman
John C. Textor	42	Co-Chairman
Carl Stork	48	Vice Chairman
Mark Miller	50	President, Chief Executive Officer and Director
Ed Ulbrich	43	Executive Vice President and President, Commercials Division
Cliff Plumer	45	Chief Technology Officer and Director
Kim Libreri	41	Vice President, Advanced Strategy and Director
Yvette Macaluso	44	Vice President, Finance and Chief Financial Officer
Joseph Gabriel	47	Vice President, Business Affairs and General Counsel
Jonathan Teaford	34	Vice President and Secretary
Rafael Fogel	37	Director
John Sculley	68	Director
Ian Bryce	51	Director
Michael Marchetti	39	Director
Jeffrey Lunsford	42	Director

Michael Bay. Mr. Bay has been Co-Chairman of our board of directors since May 2006 and is currently a principal of Bay Films, Inc. Mr. Bay is currently one of the world’s leading filmmakers and has directed seven films which have generated an aggregate of over $3 billion in worldwide box office sales. He served as director and producer of the films Transformers, Armageddon, Pearl Harbor, and The Island. He also directed Bad Boys, Bad Boys II, and The Rock. Through his production company, Platinum Dunes Productions, he produced The Texas Chainsaw Massacre (2003), The Amityville Horror (2005), Texas Chainsaw Massacre 2: The Beginning and The Hitcher (2007). He is also an award winning director of television commercials, having filmed commercials for many major advertisers, including Nike, Coca-Cola, and Levi’s, and for the “Got Milk” campaign. He has also filmed award winning music videos for artists including Aerosmith, Tina Turner, Meatloaf and the Divinyls. Mr. Bay earned a Bachelor of Arts degree in English and film at Wesleyan University and a Bachelor of Arts degree with honors from Pasadena Art Center College of Design.

John C. Textor. Mr. Textor has been Co-Chairman of our board of directors since May 2006 and is actively involved in our day-to-day management. Mr. Textor is the Founder of Wyndcrest Holdings, LLC, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet, and has served as its (and its predecessor’s) President since 1997. He also serves as the Chairman of The Parent Company (formerly BabyUniverse, Inc.) (NasdaqGM: KIDS), a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace, a position he has held since April 2005. Earlier, Mr. Textor was employed in various merchant banking and investment banking capacities by Shearson Lehman Hutton and Paine Webber. Mr. Textor was also a founding director of Lydian Trust Company, a diversified financial services company. He is currently a director of Multicast Media Technologies, Inc., a global provider of Internet-based broadcast media. He was previously Chairman of the Board of Sims Snowboards, a prominent global snowboard brand. Mr. Textor earned a Bachelor of Arts degree in economics at Wesleyan University.

Carl Stork. Mr. Stork has been a member of our board of directors since May 2006 and Vice Chairman of our board of directors since September 2007, and he was our Chief Executive Officer from May 2006 until September 2007. Mr. Stork had a long and varied career at Microsoft Corporation from 1981 to 2002, serving in a variety of executive management positions, including technical assistant to Bill Gates, General Manager of Windows 95/98 Development and General Manager of Hardware Strategy and Business Development. Mr. Stork is currently President of Ciconia & Co, LLC, a private investment firm based in Seattle, Washington, which he founded in July 2002. He has also been a non-managing member of Wyndcrest Holdings, LLC since May 2000. Mr. Stork served on the board of directors of Lydian Trust Company, a diversified financial services company, until March 2005, and currently serves on the board of directors of Neomagic Corporation (NasdaqGM: NMGC), which develops application processors for hand held devices. Until October 2007, Mr. Stork also served on the board of directors of The Parent Company (formerly BabyUniverse, Inc.) (NasdaqGM: KIDS), a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace. Mr. Stork is a partner in the Baseball Club of Seattle, owner of the Seattle Mariners major league baseball team. Mr. Stork earned a Master of Business Administration degree at the University of Washington and a Bachelor of Arts degree in physics at Harvard University.

Mark Miller. Mr. Miller has been a member of our board of directors and our President since September 2006. In September 2007, he became our Chief Executive Officer. Prior to joining us, Mr. Miller worked for Lucasfilm Ltd. and Industrial Light and Magic, a visual effects company, for 22 years, where he held several senior level positions, including Vice President and Senior Executive in charge of production and marketing from 2000 to September 2006. Mr. Miller began his career at Lucasfilm Ltd. in 1984 as a Production Assistant on Indiana Jones and the Temple of Doom. In 1991, he started his visual effects producing career on Oliver Stone’s The Doors. During his tenure at Lucasfilm Ltd. his impressive visual effects credits include: three Harry Potter films, Sleepy Hollow, The Hulk, two Jurassic Park films, Planet of the Apes and Mighty Joe Young, which was nominated for an Academy Award® for Best Visual Effects. During Mr. Miller’s tenure with us, his visual effects credits include: Transformers, Pirates of the Caribbean: At World’s End, Zodiac, Flags of Our Fathers and Letters from Iwo Jima.

Ed Ulbrich. Mr. Ulbrich has been our Executive Vice President and President of our Commercials Division since October 2006. Mr. Ulbrich has been with Digital Domain Productions since its formation and is the chief architect of our Commercials Division. During his time at Digital Domain Productions, Mr. Ulbrich has been an executive producer of visual effects for hundreds of commercials for clients including: Nike, Adidas, HP, Heineken, American Express, Pepsi, Coca-Cola, General Motors, BMW, Mercedes, Honda, Toyota, Ford, Levis, Anheuser-Busch, Motorola, Microsoft, Intel, Sony, and Electronic Arts. Additionally, he was an executive producer of visual effects for Titanic and What Dreams May Come, winners of the 1997 and 1998 Academy Awards® for Best Visual Effects, in addition to Fight Club, Adaptation and Zodiac. Before joining Digital Domain Productions, Mr. Ulbrich spent six years at the Leo Burnett advertising agency. Mr. Ulbrich developed Leo Burnett’s in-house computer animation/effects department, Black Pencil Graphics, and was responsible for both the production of special visual effects and live action commercials. Mr. Ulbrich was recently named by Creativity Magazine as one of the top 50 most creative people in the advertising industry. He has also served on the board of directors of The Parent Company (formerly BabyUniverse, Inc.) (NasdaqGM: KIDS) since October 2007. Mr. Ulbrich holds a Bachelor of Arts degree in Fine Arts from the University of Illinois, where he also worked with the National Center for Supercomputing Applications in the visualization department.

Cliff Plumer. Mr. Plumer has been a member of our board of directors and our Chief Technology Officer since September 2006. Mr. Plumer joined us from Industrial Light and Magic and its parent company Lucasfilm Ltd. where he served for over 10 years, most recently as Chief Technology Officer from October 2001 to September 2006. Throughout his more than 20 year career in digital entertainment and media technology, Mr. Plumer has built a proven track record of establishing leading-edge technologies and operations. At Lucasfilm Ltd. and Industrial Light and Magic he provided strategic technical vision, planning and execution of critical initiatives, including the design, construction and relocation to a new digital studio at the Presidio in San Francisco and overseeing a studio in Singapore. A graduate of Ithaca College, Mr. Plumer began his career in 1984 as a computer graphics artist, camera operator, editor, and technician.

Kim Libreri. Mr. Libreri has been a member of our board of directors and our Vice President, Advanced Strategy since September 2006. Mr. Libreri anticipates and leads our efforts into new technological realms. Mr. Libreri joined us from Industrial Light and Magic, where he was a Visual Effects Supervisor from December 2004 to September 2006. His career in digital technology and visual effects spans over 15 years, beginning at London’s Computer Film Company, where he was a Senior Software Engineer until 1995. Mr. Libreri then joined Cinesite, where he was Head of Technology until 1998, when he joined Manex Visual Effects, where he was a Visual Effects Supervisor until 2001. From 2001 until December 2004, Mr. Libreri was a Visual Effects Supervisor at ESC Entertainment. His film credits include What Dreams May Come, the ground-breaking Matrix trilogy, two installments of the Mission: Impossible franchise and Poseidon, for which he received an Academy Award® nomination for Achievement in Visual Effects. He was also a principal architect of the digital production company ESC Entertainment and in 2001 received a Scientific & Technical Achievement Academy Award® for the development of an image-based rendering system. Mr. Libreri holds a Bachelor of Science degree in computer science from the University of Manchester, United Kingdom.

Yvette Macaluso. Ms. Macaluso has been our Chief Financial Officer since June 2007 and our Vice President, Finance since 1999. Ms. Macaluso joined Digital Domain Productions in 1993 as Corporate Controller and was subsequently promoted to Vice President, Finance. Prior to joining Digital Domain Productions, Ms. Macaluso was the Corporate Controller for All American Communications, a publicly traded company listed on the New York Stock Exchange. Ms. Macaluso has extensive public accounting experience, spending six years with Ernst & Young, where she became licensed as a CPA. Ms. Macaluso is a graduate of UCLA, with a Bachelor of Arts degree in business/economics.

Joseph Gabriel. Mr. Gabriel has been our General Counsel and Vice President, Business Affairs since January 2007. Prior to joining us, Mr. Gabriel was in private law practice for more than 20 years, most recently as a partner in the law firm of Rosenfeld, Meyer & Susman, LLP until 2001 and thereafter in the law firm of Liner Yankelvitz Sunshine & Regenstreif, LLP. During that time, he represented a broad spectrum of media and entertainment clients that both create content and distribute it, from major film studios to independent producers, production companies, distributors, technology companies, actors, writers, management companies and talent agencies. He earned a Juris Doctorate from Loyola University of Chicago School of Law and a Bachelor of Science degree from the University of Illinois at Champaign-Urbana.

Jonathan Teaford. Mr. Teaford has been our Vice President and Secretary since May 2006. Mr. Teaford has been a non-managing principal of Wyndcrest Holdings, LLC, since March 2002. Mr. Teaford was Executive Vice President and a member of the board of directors of The Parent Company (formerly BabyUniverse, Inc.) (NasdaqGM: KIDS), a leading Internet content, commerce and new media company in the pregnancy, baby and toddler marketplace, from January 2005 until October 2007. Prior to joining Wyndcrest’s predecessor in January 1998, Mr. Teaford was employed by GE Capital Services, a subsidiary of General Electric. Mr. Teaford earned a Bachelor of Arts degree with honors in economics at Hamilton College.

Rafael Fogel. Mr. Fogel has been a member of our board of directors since May 2006. Since February 2001, Mr. Fogel has been a Partner at Falcon Investment Advisors, LLC, a private investment company. Prior to joining Falcon Investment Advisors, LLC, he was previously a Senior Vice President and Portfolio Manager at SunAmerica Investments, Inc. Mr. Fogel earned a Bachelor of Arts degree in economics with honors at Haverford College.

John Sculley. Mr. Sculley has been a member of our board of directors since October 2007. Between 1983 and 1993, Mr. Sculley served as the Chief Executive Officer of Apple Computer, Inc. (NasdaqGS: AAPL), during which time Apple Computer became the largest selling personal computer brand in the world. From 1978 to 1983, Mr. Sculley served as Chief Executive Officer of Pepsi-Cola Company (NYSE: PEP), during which time the “Pepsi Generation” and “Pepsi Challenge” marketing campaigns helped cause Pepsi-Cola to become the largest selling packaged goods product in the United States as measured by AC Nielsen. Since 1993, Mr. Sculley has been an active investor in early-stage enterprises that include Select Comfort Corporation (NasdaqGS: SCSS), a developer, manufacturer and marketer of premium quality, adjustable-firmness beds; NFO Research, Inc., a consumer research company; Intralinks, a provider of secure online workspaces to the financial services industry; CreditTrade LLP, a company which provides transaction data and information services to the credit markets; and Hotwire, an online discount travel site. Mr. Sculley is currently a member of the board of directors of Transforma Acquisition Corp. Inc. (Amex: TAQ), a blank check company formed to acquire operating businesses in the technology, media and telecommunications industries, MetroPCS (NYSE: PCS), a provider of wireless communications services; Radiospire Networks, a private company which supplies semiconductors for wireless solutions; Tello, a private company which supports instant communication and collaboration across networks, applications and devices, in the context of critical business processes; OpenPeak Inc., a private company focused on voice-over-IP and digital home technology; IdenTrust, a private company which provides globally interoperable identity solutions; Activation Capital Partners, a private company which provides supply chain financing; and Verified Person, a private company which provides online background screening services to organizations. Mr. Sculley earned a Master of Business Administration from the Wharton School at the University of Pennsylvania and is a graduate of Brown University.

Ian Bryce. Mr. Bryce has been a member of our board of directors since October 2007. Mr. Bryce is a film producer with a distinguished list of accomplishments. He won a Golden Globe Award and earned an Academy Award® nomination for his work as a producer on Steven Spielberg’s Saving Private Ryan (1998). Mr. Bryce more recently produced such box office successes as Transformers (2007) and Spiderman (2002). Mr. Bryce had earlier produced Twister (1988), Hard Rain (1998) and The Beverly Hillbillies (1993). Mr. Bryce was an executive producer on Speed (1994), production manager on Rising Sun (1993), and an associate producer/production manager on Batman Returns (1992). Mr. Bryce began his career as a production assistant on Star Wars Episode VI : Return Of The Jedi (1983) and later began his association with Steven Spielberg as a second assistant director on Indiana Jones and the Temple of Doom (1984). Mr. Bryce segued into producing as an associate producer on Ewoks: The Battle for Endor (1985) and Howard the Duck (1986). Mr. Bryce went on to serve as production manager on such films as Tucker: The Man and His Dream (1988), Willow (1988), Indiana Jones and the Last Crusade (1989), The Rocketeer (1991) and Joe Versus the Volcano (1990).

Michael Marchetti. Mr. Marchetti has been a member of our board of directors since November 2007. Mr. Marchetti is currently Senior Vice President of EA Mobile, LLC, a subsidiary of Electronic Arts, Inc. (NasdaqGS: ERTS). Mr. Marchetti joined EA Mobile in February 2006 as its Vice President and Chief Operating Officer in connection with the acquisition of JAMDAT Mobile, Inc. (formerly NasdaqGS: JMDT) by Electronic Arts. From December 2000 to February 2006, he served as Chief Financial Officer of JAMDAT Mobile Inc. From April 2000 to December 2000, Mr. Marchetti served as Vice President of Finance for eCompanies LLC. Prior to eCompanies, Mr. Marchetti served as a Vice President in the Emerging Telecommunications and the Global Leveraged Finance groups of Merrill Lynch, where he worked from July 1996 to April 2000. Prior to Merrill Lynch, Mr. Marchetti practiced law at Cahill Gordon & Reindel llp from 1994 to 1996. Mr. Marchetti is also currently a member of the board of directors of Clairvoyant Systems, Inc. a private company developing high definition visualization technologies. Mr. Marchetti earned a Juris Doctorate from Brooklyn Law School, cum laude, and received a Bachelor of Arts degree from Brooklyn College, magna cum laude.

Jeffrey Lunsford. Mr. Lunsford has been a member of our board of directors since November 2007. Mr. Lunsford has been the chairman and chief executive officer of Limelight Networks (NasdaqGM: LLNW), a leading provider of high-performance content delivery network services, since November 2006. From April 2003 until November 2006, Mr. Lunsford served as president, chief executive officer and chairman of WebSideStory, Inc. In addition, Mr. Lunsford served as the acting chief financial officer of WebSideStory, Inc. from April 2003 to April 2004 and from January 2006 to February 2006. From September 2002 to January 2003, he was the chief executive officer of TogetherSoft Corp., a software tools company that was acquired by Borland Software Corporation. From March 1996 to August 2002, Mr. Lunsford was a senior vice president of corporate development at S1 Corporation, a data processing and software company specializing in Internet branch and call center banking applications. Prior to S1 Corporation, Mr. Lunsford was the co-founder and president of Brintech, Inc., a technology consulting firm specializing in the financial services industry. From 1988 to 1994, Mr. Lunsford served as an officer in the United States Navy. Mr. Lunsford is also currently serving as a director of Midtown Bank & Trust Company, a community bank based in Atlanta, Georgia. Mr. Lunsford holds a Bachelor of Science degree in information and computer sciences from the Georgia Institute of Technology.

Composition of the Board of Directors

Our board of directors currently consists of eleven members, of whom Michael Bay, Rafael Fogel, Kim Libreri, Mark Miller, Cliff Plumer, Carl Stork and John C. Textor were elected as directors under the board composition provisions of our stockholders agreement. The board composition provisions of our stockholders agreement will be terminated upon the consummation of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors, and our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

Upon the consummation of this offering, we will have a nine member board of directors consisting of Messrs. Bay, Bryce, Fogel, Lunsford, Marchetti, Miller, Sculley, Stork and Textor. Our board of directors has determined that each of Messrs. Bryce, Fogel, Lunsford, Marchetti and Sculley upon the consummation of this offering will be “independent” as defined under and required by the federal securities laws and the Nasdaq Marketplace Rules.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating committee, each to undertake its responsibilities upon the consummation of this offering. Each director serving on these committees will be “independent” for purposes of the federal securities laws and the Nasdaq Marketplace Rules.

Audit Committee.  Upon the consummation of this offering, the audit committee will consist of Mr. Lunsford, Mr. Sculley and Mr. Marchetti, who will serve as chairman. The audit committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board of directors, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditors prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. Our board of directors has determined that Mr. Marchetti qualifies as an “audit committee financial expert” under the federal securities laws.

Compensation Committee.  Upon the consummation of this offering, the compensation committee will consist of Mr. Bryce, Mr. Marchetti and Mr. Sculley, who will serve as chairman. The compensation committee is responsible for reviewing and recommending to the board of directors the compensation and benefits of all of our executive officers, administering our 2006 General Common Stock Equity Plan and establishing and reviewing general policies relating to compensation and benefits of our employees.

Nominating Committee.  Upon the consummation of this offering, the nominating committee will consist of Mr. Bryce, Mr. Sculley and Mr. Lunsford, who will serve as chairman. The nominating committee is responsible for identifying prospective board of directors candidates, recommending nominees for election to our board of directors, developing and recommending board of directors member selection criteria, considering committee member qualifications and providing oversight in the evaluation of our board of directors and of each of our subsidiaries’ board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or served during the year ended December 31, 2007, as members of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.digitaldomain.com. Any amendments to the code, or waivers of its requirements, will be disclosed on our website.

Directors’ Compensation

Following the consummation of this offering, we will pay each non-employee director an annual retainer of $16,000. In addition, we will pay each non-employee director $2,000 for each board meeting attended in person and $500 for each board meeting attended telephonically. We will pay each audit committee (non-chair) member an additional annual payment of $4,000, and the chair of the audit committee an additional annual payment of $8,000. We will also pay certain reasonable expenses incurred by our directors.

Non-employee directors may be granted restricted stock or stock options pursuant to our 2006 General Common Stock Equity Plan. Our non-employee directors will be eligible to receive restricted stock or stock options thereunder to the extent granted by our board of directors. We may, in our discretion, grant additional restricted stock or stock options and other equity awards to our non-employee directors from time to time.

Compensation Discussion and Analysis

The following discussion sets forth information with regard to compensation for services rendered in all capacities to us and our subsidiaries during the year ended December 31, 2007, by two persons who served as our Chief Executive Officer (CEO), one individual who serves as our principal financial officer (PFO), the three most highly compensated executive officers of us and our subsidiaries, other than the CEO and PFO, who were serving as executive officers at December 31, 2007 who we refer to as the Named Executive Officers. The information discussed below reflects the compensation earned by such individuals for services with us and our subsidiaries during the covered periods.

Company Compensation Objectives

Our objective is to maintain a program of executive compensation that is competitive in attracting, retaining and inspiring the performance of executive officers who possess qualities, talents and abilities that will enhance our growth and profit potential. Specifically, the goals of our executive compensation program are:

•	to motivate our executives to achieve our strategic, operational and financial goals;
•	to reward superior performance;
•	to attract and retain exceptional executives; and
•	to align the interests of our executives and our stockholders.

We believe that our compensation program must include both short-term and long-term compensation elements.

Determination of Compensation

Following the consummation of this offering, the Compensation Committee of our board of directors will determine all compensation for our Chief Executive Officer and other executive officers as defined by SEC rules.

For most of fiscal year 2007, we did not have a Compensation Committee and all compensation decisions regarding our executive officers were made by our board of directors. Following the consummation of our acquisition of Digital Domain Productions, John C. Textor, Co-Chairman of our board of directors, presented recommendations to our board regarding the hiring of and compensation packages for our executive officers, which included recommendations with respect to each such executive officer’s salary, annual bonus, and long-term equity awards. Our board of directors then reviewed these recommendations and, subject to any adjustments it deemed appropriate, approved the compensation packages for our executive officers for that year.

Although these compensation recommendations were not based on any formal benchmarking or peer group comparisons and we did not engage any third-party compensation consultants, members of our board of directors did take into consideration such data as was informally available to them concerning competitive market practices with respect to typical ranges of salary and bonus amounts paid to executives at other companies in the digital imagery industry when developing and evaluating the recommendations presented to the board of directors. Subjective factors considered by our board of directors in making the ultimate determinations with respect to compensation of our executive officers included an executive’s skills and capabilities, specific contributions as a member of our executive management team, and reputation within the digital imagery industry.

Elements of Executive Compensation

Overview

Our executive compensation program consists of a base salary and equity participation in our company, either in the form of options to purchase shares of our common stock, or restricted shares of our common stock, which, in each case, vest over a two to four year period. In addition, we may pay discretionary bonuses based on the Compensation Committee’s assessment of the executive officer’s specific contribution to our company, and certain of our executive officers are guaranteed, under the terms of their employment agreements, minimum annual bonuses based on a percentage of their base compensation. We believe these arrangements are reasonable and competitive compared to other companies we compete with for the attraction and retention of talent.

Base Salary

We attempt to set base salaries that are competitive with organizations that operate in our industry and that are comparable in size. Base salaries are intended to be commensurate with each executive’s organizational responsibilities and his or her level of professional development, taking into account the expected role the executive is likely to play in helping us achieve our goals and objectives.

Annual Bonuses

Annual bonuses are intended to compensate executive officers for their role in the achievement of our strategic goals. For fiscal year 2007, the annual bonuses for our executive officers were determined in accordance with the terms of their respective employment agreements, except that in the case of Ms. Macaluso, her bonus was determined at the discretion of our board of directors upon its review of a recommendation presented by John C. Textor, Co-Chairman of our board of directors. For fiscal year 2007, each of Messrs. Miller and Plumer received a non-discretionary minimum annual bonus equal to 10% of his respective annual base salary as set forth in his employment agreement; Mr. Ulbrich received a non-discretionary bonus of $75,000 and an additional bonus of $75,000, which was contingent upon our commercials division generating a minimum net revenue, calculated as the revenue attributable to our commercials division less the direct cost of commercials revenue and direct commercials overhead associated therewith, of $6,898,000 during 2006, which target was achieved; and Ms. Macaluso received a discretionary bonus of $100,000 awarded in recognition of her contributions to our company. The fiscal year 2007 bonus amounts paid to our Named Executive Officers are also set forth below under “Compensation of Executive Officers — Summary Compensation Table”.

Equity Compensation

Equity-based compensation paid to our executive officers is designed to provide long-term incentives for the alignment of our goals and objectives with the executive’s performance and to reward performance that is accretive to stockholder value. We believe these arrangements are reasonable and competitive compared to other companies we compete with for the attraction and retention of talent.

Severance Benefits

Our executive officers are also entitled to receive severance benefits upon certain qualifying terminations of employment, pursuant to provisions in each such executive officer’s employment agreement. These severance arrangements are primarily intended to motivate the executive officers to remain in our employ, as the executive officers will forego the right to receive a significant payment if they voluntarily terminate their employment without good reason. For more information, see “Compensation of Executive Officers — Potential Payments Upon Termination or Change in Control”.

Perquisites

From time to time, our Compensation Committee or board of directors may determine it to be in the best interests of the company to provide certain of our executive officers perquisites commensurate with their position in the company, including reasonable housing or travel allowances.

Additional Compensation

Except for standard benefits available to all employees, consisting of the opportunity to participate in our medical, health, disability, retirement, welfare, pension, profit-sharing and insurance plans then in effect and generally made available from time to time to our management employees, our executive officers do not receive any other compensation or benefits except as described above.

Agreements with Named Executive Officers

Each of the Named Executive Officers currently employed by us has entered into a written employment agreement, which establishes such executive officer’s base salary and, in some cases, annual bonus. Among other things, the employment agreements generally provide for severance payments upon termination by us other than for cause, designate a period of employment, allow the termination of the agreement by either party with notice and allow for participation in our bonus program. See “Compensation of Executive Officers — Employment Agreements”.

Review of All Components of Executive Compensation

Upon the consummation of this offering, the Compensation Committee will be responsible for reviewing all components of our executive officers’ compensation, including base salary, bonus, equity compensation, and accumulated realized and unrealized stock option gains.

Base Salaries of Executive Officers

Executive officers’ salaries are set out in their respective employment agreements. In cases where base salary increases are at our discretion pursuant to the terms of an executive officer’s employment agreement, we annually review base salaries and any increases are based on our overall performance and the executive’s individual performance during the preceding year.

Equity Compensation Grants

Upon the consummation of this offering, the Compensation Committee will be responsible for establishing and administering our equity compensation programs and for awarding equity compensation to the executive officers under our 2006 General Common Stock Equity Plan. To date, the sole forms of equity compensation awarded to officers and employees thereunder have been stock options. In the future, the Compensation Committee may include grants of restricted stock in the executive equity compensation program. We believe that restricted stock and stock options are an important part of overall compensation because they align the interests of our executive officers and other employees with those of our stockholders and create long-term incentives to maximize stockholder value.

Allocation Between Forms of Compensation

In setting compensation for our Named Executive Officers, we do not have a formal policy for allocating a certain percentage of compensation between long-term and currently paid-out compensation. By making awards of stock options a significant portion of executive compensation, however, we have emphasized long-term equity incentives for our key employees. These incentives represent a large portion of the compensation package provided to our Named Executive Officers. We expect that our Compensation Committee will place a similar emphasis on long-term equity incentives after the consummation of this offering.

Tax Treatment

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, performance-based compensation is not subject to the $1 million deduction limit if certain requirements are met. Our Compensation Committee may consider the impact of Section 162(m) when designing our cash and equity bonus programs, but may elect to provide compensation that is not fully deductible as a result of Section 162(m) if it determines this is in our best interests.

Compensation of Executive Officers

Summary Compensation Table

The following table presents certain summary information for the fiscal year ended December 31, 2007 concerning compensation earned for services rendered in all capacities to us and our subsidiaries by the Named Executive Officers during such period.

Summary Compensation Table for the Fiscal Year Ended December 31, 2007

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	All Other Compensation ($)		Total ($)
Mark Miller(4) President and Chief Executive Officer	2007	$548,097	$51,600	—	$149,553	$15,450	(5)	$764,700
Cliff Plumer Chief Technology Officer	2007	524,336	51,600	—	149,553	—		725,489
Ed Ulbrich Executive Vice President	2007	447,116	150,000	—	49,698	—		646,814
Yvette Macaluso(6) Vice President, Finance and Chief Financial Officer	2007	261,231	100,000	—	86,284	—		447,515
Joseph Gabriel Vice President, Business Affairs and General Counsel	2007	282,693	—	—	33,753	—		316,446
Carl Stork(7) Vice Chairman and Former Chief Executive Officer	2007	300,000	—	—	—	—		300,000

(1)	For each of Messrs. Miller, Plumer and Ulbrich, under the terms of his respective employment agreement, he is entitled to receive minimum annual increases to his annual base salary of 7%. See “ — Employment Agreements” below for more information.
(2)	For each of Messrs. Miller and Plumer, the bonus amount shown represents a non-discretionary minimum annual bonus equal to 10% of his respective annual base salary as set forth in his employment agreement. For Mr. Ulbrich, the bonus amount shown represents a non-discretionary bonus of $75,000 and an additional bonus of $75,000, which was contingent upon our commercials division generating a minimum net revenue, calculated as the revenue attributable to our commercials division less the direct cost of commercials revenue and direct commercials overhead associated therewith, of $6,898,000 during 2006, which target was achieved. For Ms. Macaluso, the bonus amount shown represents a discretionary bonus of $100,000 awarded in recognition of her contributions to our company. See “ — Employment Agreements” below for more information.
(3)	The options were valued using the Black-Scholes option pricing model and are being recognized as compensation expense in accordance with SFAS No. 123R. See Note 11 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. Amounts shown in this column do not reflect compensation actually received by the Named Executive Officers.
(4)	Mr. Miller became our Chief Executive Officer in September 2007; in connection therewith, his annual base salary was increased from $516,000 to $616,000.
(5)	Represents a housing allowance of $4,500 per month that Mr. Miller began receiving effective September 18, 2007. See “ — Employment Agreements” below for more information.
(6)	Ms. Macaluso became our Chief Financial Officer in June 2007; in connection therewith, her annual base salary was increased from $220,000 to $300,000.
(7)	Mr. Stork was our Chief Executive Officer until September 2007; since his resignation from such position, he has continued to serve us as a Special Advisor. See “ — Employment Agreements” below for more information.

Grants of Plan-Based Awards

The following table sets forth certain information concerning grants of plan-based awards under our 2006 General Common Stock Equity Plan made during the year ended December 31, 2007 to the Named Executive Officers:

Grants of Plan-Based Awards During the Year Ended December 31, 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mark Miller	9/18/2007	—	—	—	—	—	—	—	133,333	(1)	$8.40	$665,920
Cliff Plumer	9/18/2007	—	—	—	—	—	—	—	133,333	(2)	$8.40	$665,920
Ed Ulbrich	9/18/2007	—	—	—	—	—	—	—	50,000	(3)	$8.40	$249,720
Yvette Macaluso	2/15/2007	—	—	—	—	—	—	—	50,000	(4)	$6.00	$175,808
	9/18/2007	—	—	—	—	—	—	—	50,000	(4)	$8.40	$249,720
Joseph Gabriel	2/15/2007	—	—	—	—	—	—	—	33,333	(5)	$6.00	$122,020
	9/18/2007	—	—	—	—	—	—	—	20,000	(6)	$8.40	$99,888

(1)	Mr. Miller was granted options to purchase an aggregate of 133,333 shares of our common stock. One eighth of these stock options will vest every six months that he continues to be employed by the company.
(2)	Mr. Plumer was granted options to purchase an aggregate of 133,333 shares of our common stock. One eighth of these stock options will vest every six months that he continues to be employed by the company.
(3)	Mr. Ulbrich was granted options to purchase an aggregate of 50,000 shares of our common stock. One eighth of these stock options will vest every six months that he continues to be employed by the company.
(4)	Ms. Macaluso was granted options to purchase an aggregate of 50,000 shares of our common stock on each of February 15, 2007 and September 18, 2007. 12,500 of these stock options vested on February 15, 2007 and the remaining will vest in equal one-eighth portions every six months that she continues to be employed by the company.
(5)	Mr. Gabriel was granted options to purchase an aggregate of 33,333 shares of our common stock. One eighth of these stock options will vest every six months that he continues to be employed by the company.
(6)	Mr. Gabriel was granted options to purchase an aggregate of 20,000 shares of our common stock. One eighth of these stock options will vest every six months that he continues to be employed by the company.

The aggregate salary and bonus that each Named Executive Officer received for the year ended December 31, 2007 in proportion to the total compensation received by such Named Executive Officer for such year is set forth below.

Name	Proportion of Salary and Bonus Versus Total Compensation for the Year Ended December 31, 2007
Mark Miller	78%
Cliff Plumer	79%
Ed Ulbrich	92%
Yvette Macaluso	81%
Joseph Gabriel	89%
Carl Stork	100%

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of the year ended December 31, 2007:

Outstanding Equity Awards at December 31, 2007

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested
Mark Miller(2)	33,333		100,000		—	$6.00	9/28/2016	—	—	—	—
	—		133,333		—	8.40	9/17/2017	—	—	—	—
Cliff Plumer(3)	33,333		100,000		—	6.00	9/28/2016	—	—	—	—
	—		133,333		—	8.40	9/17/2017	—	—	—	—
Ed Ulbrich	52,083	(4)	31,250	(4)	—	6.00	10/30/2016	—	—	—	—
	—		50,000		—	8.40	9/17/2017	—	—	—	—
Yvette Macaluso	17,187		32,813		—	6.00	2/14/2017	—	—	—	—
	—		50,000		—	8.40	9/17/2017	—	—	—	—
Joseph Gabriel	4,166		29,167		—	6.00	2/14/2017	—	—	—	—
	—		20,000		—	8.40	9/17/2017	—	—	—	—

(1)	The grant date of each stock option is ten years prior to its expiration date.
(2)	Mr. Miller was granted options to purchase an aggregate of 133,333 shares of our common stock on September 29, 2006 and options to purchase an additional aggregate of 133,333 shares of our common stock on September 18, 2007. One-eighth of these stock options vest every six months that he continues to be employed by the company, commencing on the applicable grant date. In the event that Mr. Miller’s employment agreement is extended to September 29, 2009, then that portion of the stock options granted to Mr. Miller on September 29, 2006 which has not vested as of September 28, 2008 will immediately vest on the date that is two years after such grant date.
(3)	Mr. Plumer was granted options to purchase an aggregate of 133,333 shares of our common stock on September 29, 2006 and options to purchase an additional aggregate of 133,333 shares of our common stock on September 18, 2007. One-eighth of these stock options vest every six months that he continues to be employed by the company, commencing on the applicable grant date. In the event that Mr. Plumer’s employment agreement is extended to September 29, 2009, then that portion of the stock options granted to Mr. Plumer on September 29, 2006 which has not vested as of September 28, 2008 will immediately vest on the date that is two years after such grant date.
(4)	Mr. Ulbrich was granted options to purchase an aggregate of 83,333 shares of our common stock. One-half of these stock options vested on the grant date and the remaining will vest in equal 1/8 portions every six months thereafter that he continues to be employed by the company.

Options Exercised and Stock Vested During the Fiscal Year

None of the stock options held by our Named Executive Officers were exercised during the year ended December 31, 2007. Our Named Executive Officers were not provided any other stock awards during the year ended December 31, 2007.

Pension Benefits and Nonqualified Deferred Compensation

We have not provided, and do not currently provide, any form of post-retirement benefits to our employees or any of the Named Executive Officers. In addition, we have never had, and currently do not have, any nonqualified deferred compensation plans in place.

Employment Agreements

We are currently a party to written employment agreements with all of our Named Executive Officers. Pursuant to these employment agreements, each of Messrs. Miller, Plumer, Ulbrich and Gabriel and Ms. Macaluso serves as an executive officer of the company, and Mr. Stork previously served as our Chief Executive Officer and currently serves as our Vice Chairman. The material terms of each Named Executive Officer’s employment agreement is set forth below:

Carl Stork.  While Mr. Stork was our Chief Executive Officer, his compensation was set forth in an employment agreement that expired on September 30, 2007. On November 1, 2007, we entered into a new employment agreement with Mr. Stork, which expires on June 28, 2008. Under the terms of Mr. Stork’s current employment agreement, under which he serves as our Special Advisor, he is entitled to continue to receive an annual base salary of $300,000, the same annual base salary that he received when he was our Chief Executive Officer, and reimbursement of certain travel expenses. Mr. Stork’s employment agreement does not provide for the payment of any bonuses.

Mark Miller.  Mr. Miller’s employment agreement commenced on September 29, 2006 and expires on September 28, 2008, subject to an automatic one-year extension, unless either party notifies the other in advance of an intention not to extend. Under the terms of Mr. Miller’s employment agreement, as amended, he is entitled to an initial annual base salary of $616,000 (raised from $516,000 by amendment in connection with Mr. Miller becoming our Chief Executive Officer in September 2007), subject to minimum annual increases of 7%, a non-discretionary minimum annual bonus equal to 10% of his annual base salary, with any bonus amount to be paid in addition thereto to be within the sole and absolute discretion of our Board of Directors, or the Compensation Committee thereof, reimbursement of certain travel expenses, and a reasonable housing allowance in an amount between $4,000 to $5,000 per month. Under the terms of the agreement, he was also granted an option to purchase 133,333 shares of our common stock, at a price of $6.00 per share, vesting in equal 1/8 portions every six months that he continues to be employed by the company. In the event that Mr. Miller’s employment agreement is extended to September 29, 2009, then that portion of such option which has not vested as of September 28, 2008 will immediately vest on the date that is two years after the grant date for such option. Commencing effective September 18, 2007, Mr. Miller has received $4,500 per month in housing allowance payments from us.

Cliff Plumer.  Mr. Plumer’s employment agreement commenced on September 29, 2006 and expires on September 28, 2008, subject to an automatic one-year extension, unless either party notifies the other in advance of an intention not to extend. Under the terms of Mr. Plumer’s employment agreement, as amended, he is entitled to an initial annual base salary of $516,000, subject to minimum annual increases of 7%, a non-discretionary minimum annual bonus equal to 10% of his annual base salary, with any bonus amount to be paid in addition thereto to be within the sole and absolute discretion of our Board of Directors, or the Compensation Committee thereof, and reimbursement of certain travel expenses. Under the terms of the agreement, he was also granted an option to purchase 133,333 shares of our common stock, at a price of $6.00 per share, vesting in equal 1/8 portions every six months that he continues to be employed by the company. In the event that Mr. Plumer’s employment agreement is extended to September 29, 2009, then that portion of such option which has not vested as of September 28, 2008 will immediately vest on the date that is two years after the grant date for such option.

Ed Ulbrich.  Mr. Ulbrich’s employment agreement commenced on October 31, 2006 and expires on December 31, 2009. Under the terms of Mr. Ulbrich’s employment agreement, he is entitled to an initial annual base salary of $300,000, which increased to $450,000 on January 1, 2007, subject to minimum annual increases of 7%, and, after the 2006 fiscal year, a non-discretionary minimum annual bonus equal to 10% of his annual base salary, with any bonus amount to be paid in addition thereto to be within the sole and absolute discretion of our Board of Directors, or the Compensation Committee thereof. For the 2006 fiscal year, Mr. Ulbrich received a bonus of $150,000, $75,000 of which was contingent upon our commercials division generating a minimum net revenue, calculated as the revenue attributable to our commercials division less the direct costs and allocable overhead associated therewith, of $6,898,000 during such fiscal year, which target was achieved. Under the terms of the agreement, he was also granted an option to purchase 83,333 shares of our common stock, at a price of $6.00 per share, one-half of which vested on the commencement date of the agreement and the remainder vesting in equal 1/8 portions every six months thereafter that he continues to be employed by the company.

Yvette Macaluso.  Ms. Macaluso’s employment agreement commenced on June 25, 2007 and expires on June 25, 2008, subject to an automatic one-year extension, unless either party notifies the other in advance of an intention not to extend. Under the terms of Ms. Macaluso’s employment agreement, she is entitled to an initial annual base salary of $300,000 and a non-discretionary minimum annual bonus equal to 10% of her annual base salary, with any bonus amount to be paid in addition thereto to be within the sole and absolute discretion of our Board of Directors, or the Compensation Committee thereof. Prior to entering into her employment agreement, Ms. Macaluso was granted an option to purchase 50,000 shares of our common stock, at a price of $6.00 per share, vesting as to 12,500 shares on February 15, 2007 and as to the remaining shares in equal 1/8 portions every six months that she continues to be employed by the company from that date.

Joseph Gabriel.  Mr. Gabriel’s employment agreement commenced on January 16, 2007 and expires on January 15, 2009, subject to an automatic one-year extension, unless either party notifies the other in advance of an intention not to extend. Under the terms of Mr. Gabriel’s employment agreement, he is entitled to an initial annual base salary of $300,000 and is eligible to receive bonuses in such amounts, if any, as are determined by our Board of Directors, or the Compensation Committee thereof, in its sole and absolute discretion from time to time. Under the terms of the agreement, Mr. Gabriel was also granted an option to purchase 33,333 shares of our common stock, at a price of $6.00 per share, vesting in equal 1/8 portions every six months that he continues to be employed by the company.

Other than with respect to Mr. Stork, upon a termination by us of any such Named Executive Officers’ employment without cause (as it is defined in his or her employment agreement), or upon the voluntary resignation of the executive officer for good cause (as it is defined in his or her employment agreement), each such executive officer will be entitled to continue to receive his or her base salary for a specified period of time: six months (or such lesser period as is coextensive with the remainder of the term of the applicable employment agreement) in the case of Mr. Ulbrich and Ms. Macaluso, 12 months (or such lesser period as is coextensive with the remainder of the term of the applicable employment agreement) in the case of Messrs. Miller and Plumer, and the remainder of the term of his employment agreement in the case of Mr. Gabriel.

Under each Named Executive Officer’s employment agreement, such executive officer is subject to nonsolicitation covenants which prohibit such executive officer from soliciting, among others, our employees and contractors during the term of his or her employment and, subject to certain limited exceptions, for 12 months following termination of employment for any reason. Each such employment agreement also contains customary confidentiality provisions.

Potential Payments upon Termination or Change in Control

Employees, including the Named Executive Officers currently employed by us, are entitled to receive earned and unpaid compensation upon any termination of employment. Accordingly, subject to the exceptions noted below, upon any termination of their employment by us, the Named Executive Officers currently employed by us will only receive earned and unpaid salary and bonus and accrued but unused vacation pay. In addition, except as noted below, all unvested stock and option awards will terminate upon any termination of employment.

Pursuant to the employment agreements with the Named Executive Officers currently employed by us, other than Carl Stork, the material terms of which have been summarized above in “ — Employment Agreements”, upon the termination of their employment under certain circumstances, such Named Executive Officers are entitled to payments of compensation with respect thereto. The table below reflects the amount of compensation payable to each Named Executive Officer entitled to receive such compensation in the event of (i) termination by us for cause or by the executive officer without good reason, or Voluntary Termination, (ii) termination by us without cause, or Without Cause Termination, (iii) resignation by the executive officer with good reason, or Good Reason Termination, and (iv) termination by reason of an executive officer’s death or disability. The amounts shown assume that the applicable triggering event occurred on December 31, 2007, and therefore are estimates of the actual amounts that would be paid to the Named Executive Officers upon the occurrence of such triggering event. Our Named Executive Officers are not entitled to any payments upon a change in control of our company, provided that the vesting of the stock options granted to Messrs. Miller and Plumer under their respective employment agreements automatically accelerates upon certain changes in control of our company.

Name	Benefit	Voluntary Termination	Without Cause Termination	Good Reason Termination	Death or Disability
Mark Miller	$616,000	No	Yes	Yes	No
Ed Ulbrich	$225,000	No	Yes	Yes	No
Cliff Plumer	$516,000	No	Yes	Yes	No
Yvette Macaluso	$150,000	No	Yes	Yes	No
Joseph Gabriel	$312,500	No	Yes	Yes	No

In addition to the compensation set forth above, if either of Mr. Miller’s or Mr. Plumer’s employment is terminated by us prior to the second anniversary of the commencement date of his employment agreement other than for cause, the stock options granted to him pursuant thereto shall be deemed vested as of the second anniversary of such commencement date as to an aggregate of 66,667 shares of common stock.

Compensation of Directors

Set forth below is the compensation paid to the members of our board of directors who were not Named Executive Officers during the year ended December 31, 2007. Members of our board of directors who were also our employees did not receive any compensation for their services as directors during the year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation		Total ($)
John C. Textor	—	—	—		—	—-	$250,000	(2)	$250,000	(2)
Kim Libreri(3)	—	—	$149,553	(3)	—	—	575,936		725,489
Rafael Fogel	—	—	—		—	—	—		—
Ian Bryce	—	—	14,685	(4)	—	—	—		14,685
John Sculley	—	—	14,685	(4)	—	—	—		14,685
Michael Marchetti	—	—	9,857	(5)	—	—	—		9,857
Jeffrey Lunsford	—	—	9,857	(5)	—	—	—		9,857

(1)	The options were valued using the Black-Scholes option pricing model and are being recognized as compensation expense in accordance with SFAS No. 123R. The amounts shown do not reflect compensation actually received by the directors.
(2)	Represents an aggregate of $250,000 that Mr. Textor received for consulting services provided to us on an on-going basis until October 31, 2007 and as salary thereafter. For more information, see “Certain Relationships and Related Transactions — Employment Agreements.”
(3)	In connection with his employment by us, and not as compensation for his services as a member of our board of directors, Mr. Libreri received an annual base salary of $524,336 and a bonus of $51,600 during the year ended December 31, 2007. In addition, Mr. Libreri was granted options to purchase an aggregate of 133,333 shares of our common stock, at an exercise price of $6.00 per share, on September 29, 2006 and options to purchase an additional aggregate of 133,333 shares of our common stock, at an exercise price of $8.40 per share, on September 18, 2007. One-eighth of these stock options vest every six months that he continues to be employed by the company, commencing on the grant date.
(4)	In connection with his appointment to our board of directors, each of Mr. Bryce and Mr. Sculley was granted options to purchase an aggregate of 66,666 shares of our common stock, at an exercise price of $8.40 per share, on October 19, 2007. One-eighth of these stock options will vest every six months that he continues to serve as a member of our board of directors, commencing on the grant date.
(5)	In connection with his appointment to our board of directors, each of Mr. Marchetti and Mr. Lunsford was granted options to purchase an aggregate of 66,666 shares of our common stock, at an exercise price of $8.40 per share, on November 12, 2007. One-eighth of these stock options will vest every six months that he continues to serve as a member of our board of directors, commencing on the grant date.

Indemnification Agreements and Director and Officer Insurance

Prior to the consummation of the offering, we will enter into written agreements to indemnify our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers. Our directors and officers are also insured against certain losses from potential third-party claims for which we are legally or financially unable to indemnify them. We self-insure with respect to potential third-party claims that create a direct liability to such third party or an indemnification duty on our part. Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors and officers. A description of these provisions is contained under the heading “Description of Capital Stock — Limitation of Liability and Indemnification Matters”.

2006 General Common Stock Equity Plan

We adopted our 2006 General Common Stock Equity Plan in 2006. The 2006 General Common Stock Equity Plan provides for the grant of incentive stock options, non-qualified stock options, and restricted stock awards, which may be granted to current, prospective and former employees, officers, employee and non-employee directors, and consultants (except that incentive stock options may be granted only to employees).

Share Reserve

As of December 31, 2007, an aggregate of 2,382,861 shares of our common stock was reserved for issuance under our 2006 General Common Stock Equity Plan. On March 26, 2008, our board of directors approved an amendment to our 2006 General Common Stock Equity Plan that (i) increases the aggregate number of shares reserved thereunder to 2,716,195 and (ii) provides for an annual increase to such number of shares to be added on the first day of each fiscal year equal to the lesser of (a) 333,333 shares, (b) 3.0% of the aggregate number of shares of our common stock outstanding on such date, or (c) a lesser amount determined by our board of directors. As of December 31, 2007 and March 31, 2008, there were no shares of unvested restricted stock outstanding under our 2006 General Common Stock Equity Plan, and there were outstanding options to purchase a total of, respectively, 1,875,394 and 1,847,510 shares of our common stock held by participants under our 2006 General Common Stock Equity Plan. As of March 31, 2008, 868,685 shares of our common stock remained available for issuance in connection with potential future grants of options and restricted stock under our 2006 General Common Stock Equity Plan. Shares issued under our 2006 General Common Stock Equity Plan will be from our authorized and unissued shares of common stock or treasury shares. To the extent an option to purchase common stock terminates or expires without having been exercised, or is surrendered pursuant to an option exchange program, the remaining number of shares available for issuance under our 2006 General Common Stock Equity Plan shall be increased by the same amount.

Administration

Upon the consummation of this offering, our 2006 General Common Stock Equity Plan will be administered by the Compensation Committee of our board of directors. The Compensation Committee will have the full power and authority to take all actions and make all determinations not inconsistent with the specific terms and conditions of the plan deemed by the committee to be necessary and appropriate to the administration of the plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the plan or any award agreement. The plan also authorizes the Compensation Committee to initiate option exchange programs under which outstanding options may be exchanged for options which may have similar or different terms. The Compensation Committee’s decisions will be final, conclusive and binding with respect to the interpretation and administration of our 2006 General Common Stock Equity Plan, and each award and award agreement under our 2006 General Common Stock Equity Plan.

Term

The 2006 General Common Stock Equity Plan will terminate in 2016 unless it is terminated earlier in accordance with its terms.

Awards

Stock Options.  Our 2006 General Common Stock Equity Plan authorizes its administrator to grant stock options to purchase shares of our common stock. Option grants may be in the form of incentive stock options (ISOs) or non-qualified stock options, provided that options granted to non-employee directors and officers and employees of any of our subsidiaries that does not qualify as a “subsidiary corporation” (within the meaning of Section 424 of the Internal Revenue Code) may only be non-qualified stock options. The Compensation Committee will determine the expiration date (not later than 10 years from grant date, or five years in the case of an option granted to a person that, as of the relevant grant date, owns more than 10% of our or any of our corporate affiliates’ voting power, or a 10% Stockholder), the exercise price, any vesting schedule, and the other material terms of each option granted. No ISO may have an exercise price per share less than the fair market value per share of our common stock at the time of grant (or, in the case of an ISO granted to a 10% Stockholder, 110% of such fair market value).

Restricted Stock.  Our 2006 General Common Stock Equity Plan authorizes its administrator to award shares of restricted stock. Recipients of restricted stock enter into an agreement with us subjecting the shares to restrictions and providing the criteria with respect to, or the dates on, which such restrictions lapse. No restricted stock award can have a purchase price per share less than 85% of the fair market value per share of our common stock at the time of the grant (or, in the case of a restricted stock award granted to a 10% Stockholder, 100% of such fair market value). Restrictions may include time-based vesting restrictions, performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code), as determined by the Compensation Committee at grant. Holders of restricted stock may exercise full voting rights with respect to the restricted stock and will be entitled to all dividends and distributions paid on the restricted stock when restricted.

Transferability of Awards.  Our 2006 General Common Stock Equity Plan generally does not allow for the transfer of awards granted under the plan, and only the grantee may exercise his or her award during his or her lifetime. The Compensation Committee, in its sole discretion, may permit the transfer of awards granted under the plan to a grantee’s family member on terms and conditions specified by the Compensation Committee.

Amendment and Termination

Our board of directors may at any time amend, suspend or terminate our 2006 General Common Stock Equity Plan as to any shares of our common stock as to which awards have not been granted. Our board of directors, however, may not impair the rights of a participant with respect to awards granted prior to such amendment, suspension or termination, without the consent of such participant or 50% of the affected participants (unless required by law). In addition, stockholder approval is required for any amendment to our 2006 General Common Stock Equity Plan that is necessary or desirable to comply with any applicable law or stock exchange rule or with the requirements applicable to ISOs.

Adjustments upon a Change in Control

In general, in the event of a merger, consolidation, sale of all or substantially all of our assets or similar change of control transaction to which we are a party and in which the beneficial owners of our securities, immediately before the transaction, as a result thereof beneficially own securities representing less than a majority of the total combined voting power or value of the surviving corporation immediately after the transaction, any and all outstanding awards under our 2006 General Common Stock Equity Plan shall be assumed, converted or replaced by the successor corporation (if any) or a parent or subsidiary of such successor corporation, or the Successor Corporation, or an equivalent award shall be substituted by the Successor Corporation. In the event the Successor Corporation (if any) refuses to assume, convert, replace or substitute awards, as provided above, in connection with such a change-in-control transaction, such awards will expire upon the consummation of such transaction.

Digital Domain Productions 1995 Stock Option Plan

Digital Domain Productions’ 1995 Stock Option Plan, or the Subsidiary Plan, authorized the grant of options to employees, directors, consultants and advisors of Digital Domain Productions with respect to the purchase of a maximum aggregate of 14,143,921 shares of Digital Domain Production’s common stock. The options were issued at exercise prices per share greater than or equal to the estimated fair value per share of the Digital Domain Productions common stock as of the grant date, vest over a four-year period and expire ten years from the date of grant or at such earlier date as the board of directors may otherwise specifically determine in granting such option. There were no options granted under the Subsidiary Plan during the year ended December 31, 2006. As of December 31, 2006, the Subsidiary Plan had expired and, therefore, there will be no further grants under this plan. Options covering an aggregate of 735,250 shares of Digital Domain Productions common stock, representing less than 1% of the outstanding shares of Digital Domain Productions common stock on a fully-diluted basis, were outstanding as of December 31, 2007.

We are currently evaluating whether to initiate an option exchange program whereby we would offer the holders of outstanding options under the Subsidiary Plan the right to exchange all such options (vested and unvested) held by them for options to purchase Digital Domain common stock under our 2006 General Common Stock Equity Plan. Participation in the option exchange program, if instituted, would be voluntary. For more information on the Subsidiary Plan, see Note 11 of our Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Certain Relationships and Related Transactions

Employment Agreements

We have entered into employment agreements with certain of our executive officers and Carl Stork, our Vice Chairman. For more information regarding these agreements, see “Compensation of Executive Officers — Employment Agreements”. In November 2007, we also entered into employment agreements with John C. Textor, our Co-Chairman, and Jonathan Teaford, our Vice President and Secretary, each of whom is a beneficial owner of more than five percent (5%) of the outstanding shares of our common stock, providing for annualized salaries in the amounts of $250,000 and $125,000, respectively. Each of these employment agreements expires on June 28, 2008. These employment agreements replaced in their entirety the consulting arrangements that we had previously entered into with each of Mr. Textor and Mr. Teaford. In connection with our former consulting arrangements with Mr. Textor and Mr. Teaford, we paid, for the Successor period May 13 to December 31, 2006, consulting fees of $161,000 and $58,000 to Mr. Textor and Mr. Teaford, respectively, and we paid, for the year ended December 31, 2007, aggregate consulting fees and salary of $250,000 and $96,000 to Mr. Textor and Mr. Teaford, respectively. Additionally, each of Mr. Textor and Mr. Stork received $50,000 during the Successor period May 13 to December 31, 2006 for consulting work provided to us in connection with our acquisition of Digital Domain Productions.

Other Related Party Transactions

We have performed in the past, and anticipate that we will perform in the future, work relating to the creation of digital imagery in connection with certain entertainment projects produced or directed by Michael Bay, who is Co-Chairman of our board of directors. Such work has been performed pursuant to agreements entered into on terms we believe are on an arms-length basis, and Mr. Bay is under no contractual obligation to work with us on future projects. Revenues from one feature film and three commercials associated with Mr. Bay or his production company aggregated $5,274,000 for the Successor year ended December 31, 2007. Revenues from three feature films associated with Mr. Bay or his production company aggregated $1,848,000 during the Successor period May 13 to December 31, 2006.

Rafael Fogel is a member of our board of directors and is a partner of Falcon Investment Advisors, LLC, a private investment firm which is an affiliate of Falcon Mezzanine Partners II, LP, or Falcon. On July 21, 2006 we sold to Falcon (i) at par, $12,500,000 in principal amount of our Senior Secured Notes, with an interest rate of 15% per annum, (ii) at a price of $1.00 per share, 1,000,000 shares of our 8% senior cumulative convertible preferred stock, and (iii) stock purchase warrants, having a nominal exercise price, for the purchase of an aggregate of 1,220,512 shares of our common stock. On May 16, 2007, we sold to Falcon (i) at par, $7,000,000 in principal amount of our Series B Notes with an interest rate of 15% per annum and (ii) stock purchase warrants, having a nominal exercise price, for the purchase of an aggregate of 416,666 shares of our common stock. As of December 31, 2007, an aggregate of $20,183,000 in principal amount was outstanding under the Senior Secured Notes and the Series B Notes, and since July 21, 2006, we have paid an aggregate of $2,732,000 in interest and none in principal on the Senior Secured Notes and the Series B Notes. For more information regarding these transactions with Falcon, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments”.

In connection with our acquisition of Digital Domain Productions, Messrs. Textor and Stork guaranteed $9,000,000 of the debt issued by us in the transaction. The estimated fair value of the guarantees was $180,000 and was recorded as other expense and an increase in additional paid-in capital for the Successor period May 13 to December 31, 2006.

Review and Approval of Transactions with Related Persons

Any future transactions between us and our executive officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties. Such transactions will be subject to prior approval by our audit committee. The audit committee will review all known relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest therein. As required under SEC rules, such transactions that are determined to be directly or indirectly material to us or a related party will be disclosed in our proxy statements filed with the SEC. In the course of its review and approval process, the audit committee will consider, with the assistance of outside legal counsel to the extent deemed appropriate:

•	the nature of the related party’s interest in the transaction;
•	the material terms of the transaction, including the amount involved and type of transaction;
•	the importance of the transaction to the related party and to us;
•	whether the transaction would impair the ability of a director or executive officer to act in the best interests of us and our stockholders; and
•	any other factors the audit committee deems appropriate.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2008, the most recent practicable date, and as adjusted to reflect the sale of 6,000,000 shares of our common stock in this offering by:

•	each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of our common stock;
•	each of our executive officers and directors; and
•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2008, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock held by them.

Applicable percentage ownership in the following table is based on 12,992,651 shares of our common stock outstanding as of March 31, 2008 and 19,159,317 shares of our common stock outstanding immediately following the consummation of this offering, which assumes a 1 for 6 reverse stock split of our common stock, and the conversion of all of our outstanding shares of preferred stock which will happen upon the consummation of this offering, but does not include any unexercised options or warrants or restricted shares of common stock subject to potential future forfeiture. Unless otherwise indicated, the address where each of the stockholders in the table below may be contacted is c/o Digital Domain, 300 Rose Avenue, Venice, California, 90291.

We have granted the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 900,000 shares of our common stock in connection with this offering. Information in the following table assumes that the underwriters do not exercise this option.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Executive Officers and Directors
John C. Textor(1)	2,483,333	19.1%	13.0%
Michael Bay(2)	2,100,000	16.2%	11.0%
Carl Stork(3)	2,466,666	19.0%	12.9%
Mark Miller(4)	66,666	0.5%	0.3%
Ed Ulbrich(5)	63,541	0.5%	0.3%
Cliff Plumer(6)	66,666	0.5%	0.3%
Kim Libreri(7)	66,666	0.5%	0.3%
Yvette Macaluso(8)	28,125	0.2%	0.1%
Joseph Gabriel(9)	10,833	0.1%	0.1%
Rafael Fogel(10)(11)	1,803,844	12.2%	8.7%
Jonathan Teaford	700,000	5.4%	3.7%
John Sculley(12)	158,332	1.2%	0.8%
Ian Bryce(13)	8,333	0.1%	0.0%
Michael Marchetti(14)	8,333	0.1%	0.0%
Jeffrey Lunsford(15)	8,333	0.1%	0.0%
All directors and executive officers as a group (15 persons)	10,039,671	66.1%	47.0%
5% Stockholders
Falcon Mezzanine Partners II, LP(10)(16)	1,803,844	12.2%	8.7%
Janus Investment Fund on behalf of its series Janus Venture Fund(17)	952,380	7.3%	5.0%

(1)	Includes 600,000 shares of our common stock beneficially owned by Wyndcrest DD Investment Holdings, LLC. Mr. Textor holds sole investment and voting power over the shares of our common stock held by Wyndcrest DD Investment Holdings, LLC. Also includes 22,222 shares of our common stock covered by the call option granted by Mr. Textor to Mr. Sculley described in footnote 12 below. Mr. Textor intends, immediately prior to the consummation of this offering, to transfer 1,461,111 shares of our common stock held directly by him to Wyndcrest DD Investment Holdings II, LLC and 233,333 shares of our common stock held directly by him to Wyndcrest DD Investment Holdings III, LLC. Mr. Textor will hold sole investment and voting power over the shares of our common stock that will be held by Wyndcrest DD Investment Holdings II, LLC and Wyndcrest DD Investment Holdings III, LLC.
(2)	Includes 22,222 shares of our common stock covered by the call option granted by Mr. Bay to Mr. Sculley described in footnote 12 below.
(3)	Includes 22,222 shares of our common stock covered by the call option granted by Mr. Stork to Mr. Sculley described in footnote 12 below.
(4)	Includes 66,666 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(5)	Includes 63,541 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(6)	Includes 66,666 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(7)	Includes 66,666 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(8)	Includes 28,125 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(9)	Includes 10,833 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(10)	Consists of the 166,666 shares of our common stock underlying 1,000,000 shares of convertible preferred stock and warrants to purchase an aggregate of 1,637,178 shares of our common stock beneficially owned by Falcon Mezzanine Partners II, LP. The 1,000,000 shares of our 8% senior cumulative convertible preferred stock owned by Falcon Mezzanine Partners II, L.P. represent all of the issued and outstanding shares of our preferred stock. Falcon Mezzanine Partners II, LP is managed by its sole general partner, Falcon Mezzanine Investments II, LLC. The address for Falcon Mezzanine Partners II, LP is 21 Custom House Street, 10th Floor, Boston, MA 02110.
(11)	Rafael Fogel serves as a Vice President of Falcon Mezzanine Investments II, LLC, the sole general partner of Falcon Mezzanine Partners II, LP. Mr. Fogel disclaims beneficial ownership of our securities held by these entities except to the extent of his pecuniary interest in these entities.

(12)	Includes 8,333 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008. Also includes an aggregate of 66,666 shares of our common stock subject to call options granted to Mr. Sculley by John C. Textor, Michael Bay and Carl Stork covering 22,222 shares of our common stock owned by each of them, pursuant to which Mr. Sculley has the right to purchase from each such grantor such number of shares of our common stock, at an exercise price of $8.40 per share, at any time prior to March 10, 2010.
(13)	Includes 8,333 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(14)	Includes 8,333 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(15)	Includes 8,333 shares of our common stock subject to outstanding options which are exercisable within 60 days after March 31, 2008.
(16)	Sandeep Alva is the President of Falcon Mezzanine Investments II, LLC, the sole general partner of Falcon Mezzanine Partners II, LP, and has sole investment and voting control over such shares, and may be deemed to be a beneficial owner of such shares. Mr. Alva disclaims beneficial ownership of our securities held by these entities except to the extent of his pecuniary interest in these entities.
(17)	Includes 84,390 shares of our common stock held by Janus Capital Funds plc on behalf of its series Janus US Venture Fund. William Bales, acting as portfolio manager, has sole voting and dispositive control over the securities held by Janus Investment Fund on behalf of its series Janus Venture Fund and Janus Capital Funds plc on behalf of its series Janus US Venture Fund. The address for Janus Investment Fund is c/o Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206.

Description of Capital Stock

General

Upon consummation of this offering, our authorized capital stock will consist of 180,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of convertible preferred stock, par value $0.0001 per share. We intend to amend and restate our certificate of incorporation and bylaws prior to consummation of this offering. The following is a summary of the rights of the holders of our common stock, preferred stock and warrants, related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and certain provisions of the Delaware General Corporation Law, or the DGCL. For more detailed information, please see the forms of our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL.

Our authorized capital stock consists of 205,000,000 shares, each with a par value of $0.0001 per share, of which:

•	180,000,000 shares are designated as common stock; and
•	25,000,000 shares are designated as preferred stock.

As of March 31, 2008, we had outstanding 12,992,651 shares of common stock (excluding 348,580 restricted shares subject to potential future forfeiture), held of record by 285 stockholders. As of March 31, 2008, 1,000,000 shares of our 8.0% Senior Cumulative Convertible Preferred Stock were outstanding and no other class or series of our preferred stock was outstanding.

In addition, as of March 31, 2008, 1,847,510 shares of our common stock were subject to outstanding options, and 2,196,559 shares of our common stock were subject to outstanding warrants. As of March 31, 2008, 868,685 additional shares of our common stock remain available for issuance in connection with potential future grants of stock options and restricted stock under our 2006 General Common Stock Equity Plan.

Common Stock

Voting Rights

The holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holders of shares of our common stock do not have preemptive rights to subscribe for additional shares of any class that may be issued by us, and no share of common stock is entitled in any manner to any preference over any other share of such stock.

Dividends

The holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors in its sole and absolute discretion out of funds legally available therefor. Upon our dissolution, the holders of common stock are entitled to share, pro rata, in our net assets after payment of or provision for all of our debts and liabilities, and after provision for any class of preferred stock or other senior security which may be issued by us. Each share of common stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on shares of any class of common stock.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in all of our assets remaining after payment of all of our liabilities and the liquidation preferences of our outstanding preferred stock.

Preferred Stock

Upon the consummation of this offering and the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock in connection therewith, our board of directors will be authorized to issue up to an aggregate of 25,000,000 shares of preferred stock in one or more series. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without any further action by our stockholders. Our board of directors may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of our preferred stock, including any such preferred stock that may be issued in the future. Issuing such preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could put downward pressure on the market price of our common stock and could delay, deter or prevent a change in control of our company.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Pursuant to the terms of our certificate of incorporation as currently in effect, a public offering by us at a share price of or greater than $7.50 will trigger our right to require the conversion of all of the outstanding shares of our 8.0% Senior Cumulative Convertible Preferred Stock into an aggregate of 166,666 shares of our common stock.

Warrants

As of March 31, 2008, we had outstanding warrants to purchase an aggregate of 2,196,559 shares of our common stock at an average weighted exercise price of $1.42 per share. These warrants may be exercisable at any time prior to their expiration dates, which range from July 21, 2011 to July 21, 2016. Warrants to purchase an aggregate of 1,637,178 shares of common stock were issued to Falcon Mezzanine Partners II, LP, or Falcon, which has the right to exercise such warrants at any time prior to July 21, 2016 at an exercise price of $0.0006 per share. The warrants issued to Falcon have a put option feature that becomes exercisable on July 21, 2011 and expires on the earlier of July 21, 2016 or the consummation of a qualified initial public offering that raises more than $25 million in gross proceeds to us, whereby we are required to purchase the warrant at the then current fair market value of the underlying common stock, less the exercise price ($0.0006 per warrant share) thereof. Pursuant to the terms of these warrants, the put option feature will terminate upon the consummation of this offering.

As of March 31, 2008, GunnAllen Financial, Inc. holds warrants to purchase an aggregate of 290,632 shares of our common stock at any time prior to July 21, 2011 at an exercise price of $6.00 per share; Susquehanna Financial Group, LLLP holds warrants to purchase an aggregate of 168,750 shares of our common stock at any time prior to July 21, 2011 at an exercise price of $4.62 per share; and Sullivan & Triggs, LLP holds warrants to purchase an aggregate of 99,999 shares of our common stock at any time prior to July 21, 2011 at an exercise price of $6.00 per share.

Registration Rights

We entered into a registration rights agreement, which agreement is referred to herein as the GunnAllen Registration Rights Agreement, dated as of April 21, 2006, with investors who acquired shares of our common stock in a private placement in which GunnAllen Financial, Inc. acted as placement agent. The registration rights afforded to the purchasers in that private placement also apply to shares of our common stock covered by warrants issued by us to GunnAllen Financial, Inc., Susquehanna Financial Group, LLLP, and Sullivan & Triggs, LLP. We entered into a registration rights agreement, which agreement is referred to herein as the July Registration Rights Agreement, dated as of July 21, 2006, with Falcon Mezzanine Partners II, LP, or Falcon, and Wyndcrest DD Investment Holdings, LLC, and Michael Bay, Dan Marino, Carl Stork, Jonathan Teaford, and John C. Textor, each of whom (other than Mr. Marino) is currently a director or officer of Digital Domain. In connection with our acquisition of The Foundry, we also entered into a registration rights agreement, which agreement is referred to herein as the Foundry Registration Rights Agreement, dated as of March 23, 2007, with former shareholders in The Foundry who hold restricted shares of our common stock. In addition, we entered into stock purchase agreements, or the 2007 Private Placement Stock Purchase Agreements, with various investors, or the 2007 Private Placement Investors, in connection with the private placement of our common stock that was completed on August 2, 2007 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — 2007 Private Placement of Common Stock”), which contain registration rights in favor of the 2007 Private Placement Investors. The GunnAllen Registration Rights Agreement, the July Registration Rights Agreement, the Foundry Registration Rights Agreement and the 2007 Private Placement Stock Purchase Agreements are collectively referred to as the registration rights agreements.

Pursuant to the terms of the registration rights agreements, certain holders of shares of our common stock subject to registration rights thereunder, or registrable securities, can demand that we file with the SEC a registration statement covering their shares or request that their shares be covered by a registration statement that we are otherwise filing.

Demand Registration Rights.  At any time after the effective date of this offering, Falcon has the right to demand that we file one registration statement on Form S-1 and up to a maximum of three registration statements on Form S-3 covering the offering and sale of their shares of our common stock that are subject to the July Registration Rights Agreement, each of which we refer to as a demand registration; provided, however, that the public sale of our common stock owned by Falcon and not sold as part of this offering is not permitted prior to the date which is 180 days following the date that the registration statement of which this prospectus is a part is declared effective by the SEC. At any time commencing six months after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, each purchaser under the 2007 Private Placement Stock Purchase Agreements that invested $1,000,000 or more in the purchase of shares of our common stock pursuant to the terms thereof is entitled to a single demand registration with respect to all such purchased shares; provided, however that the public sale of our common stock owned by any 2007 Private Placement Investor is not permitted prior to the date which is 180 days following the date that the registration statement of which this prospectus is a part is declared effective by the SEC.

Piggyback Registration Rights.  All of our stockholders party to the registration rights agreements have piggyback registration rights for public sales subsequent to this offering. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to certain exceptions and restrictions. We will have the right to limit the number of registrable securities to be included in the registration statement relating to an underwritten offering, based on determinations made by the underwriters as to market conditions. Sales of our securities by these stockholders other than pursuant to these provisions are subject to certain standard holdback or lock-up periods.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration, excluding, in certain case, fees and expenses with respect to legal counsel for the stockholders.

Expiration of Registration Rights.  The registration rights granted under the July Registration Rights Agreement and the 2007 Private Placement Stock Purchase Agreements have no expiration date. The registration rights granted pursuant to the GunnAllen Registration Rights Agreement, including the registration rights granted to GunnAllen Financial, Inc., and Sullivan & Triggs, LLP, expire on or about May 31, 2008. The registration rights granted pursuant to the Foundry Registration Rights Agreement and the registration rights granted to Susquehanna Financial Group, LLLP expire on the earlier of (x) the fourth anniversary of the closing of the initial public offering of our securities and (y) the expiration of the first three-month period in which a holder of our securities party to the applicable registration rights agreement would be permitted to sell the registrable securities owned by said holder without registration pursuant to Rule 144 under the Securities Act of 1933, as amended.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Applicable Laws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by our existing stockholders.

These provisions include:

Removal of Directors, Vacancies

Under the DGCL, subject to certain exceptions in the case of a corporation whose board of directors is classified or which has cumulative voting, directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed, with or without cause, upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws will provide that any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

Advance Notification of Stockholder Proposals

Our amended and restated bylaws will provide that stockholders seeking to present proposals before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide advance notice thereof in writing, and also will specify requirements as to the form, content and timing of such advance notice. Although our amended and restated bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, our amended and restated bylaws may have the effect of precluding the conduct of some business at an annual meeting if the proper procedures are not followed.

No Cumulative Voting

The DGCL provides that our stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation as in effect upon the consummation of this offering will not expressly provide for cumulative voting, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of our board of directors, our president, our board of directors or one or more stockholders holding shares of common stock representing at least 50% of the combined voting power of the outstanding common stock. Except as provided above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Undesignated Preferred Stock

The power conferred by our amended and restated certificate of incorporation on our board of directors to authorize undesignated or “blank check” preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions of our charter documents may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or the management of our company.

Anti-takeover Effects of Delaware Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or
•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of a number of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and
•	each of the affiliates and associates of any such person.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. This statutory provision could prohibit or delay mergers or other takeover or change-in-control attempts targeting our company and, accordingly, may discourage attempts to acquire us.

Limitation of Liability and Indemnification Matters

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification with respect to such actions only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will indemnify, in a manner and to the fullest extent permitted by the DGCL, each person who is or was a party to or subject to, or is threatened to be made a party to or to be the subject of, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she is or was, or had agreed to become or is alleged to have been, our director, officer or employee or is or was serving, or had agreed to serve or is alleged to have served, at our request or to further our interests, as a director, officer, employee, manager, partner or trustee of, or in a similar capacity for, another corporation or any limited liability company, partnership, joint venture, trust or other enterprise, or by reason of any action taken or omitted or alleged to have been taken or omitted by him or her in any such capacity, against, in the case of any action suit or proceeding other than actions or suits by us or on our behalf, all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf and all judgments, damages, fines, penalties and other liabilities actually sustained by him or her in connection with such action, suit or proceeding and any appeal therefrom and, in the case of a derivative action by us or on our behalf, subject to certain exceptions in circumstances in which he or she has been adjudged liable to us, against all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, without reasonable cause to believe that his or her conduct was unlawful. Our amended and restated certificate of incorporation also will provide that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our amended and restated certificate of incorporation or amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our amended and restated certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our amended and restated certificate of incorporation will also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Our amended and restated certificate of incorporation will provide that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent required by the DGCL. The DGCL requires directors to remain personally liable for:

•	any breach of their duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; and
•	any transaction from which the directors derived an improper personal benefit.

Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect to any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal of this provision.

In addition, we maintain liability insurance for our directors and officers. This insurance provides for coverage, subject to certain exceptions, against loss from claims made against directors and officers in their capacity as such, including claims under the federal securities laws.

We also intend to enter into indemnification agreements with our directors in the form filed as an exhibit to the registration statement of which this prospectus is a part that will generally provide for mandatory indemnification to the fullest extent permitted by law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DTWO”.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of our common stock in the public market or the availability for sale of shares of our common stock in the public market will have on the prevailing market price of our common stock from time to time. If sales of substantial amounts of common stock (including shares of common stock issued on the exercise of outstanding options or warrants) occur, or if there is a perception that such sales could occur, the prevailing market price of our common stock could decline and could impair our ability to raise capital through a future sale of our equity securities.

Upon consummation of this offering, there will be 19,159,317 shares of our common stock outstanding (excluding 348,580 restricted shares subject to potential future forfeiture) assuming no exercise of the over-allotment option by the underwriters (20,059,317 shares of our common stock if the underwriters exercise their over-allotment option in full). All of the shares of our common stock outstanding upon consummation of this offering that were not sold in this offering will be “restricted securities,” as defined in Rule 144, or Rule 144, promulgated under the Securities Act of 1933, as amended, or the Securities Act. The 6,000,000 shares being sold in this offering will be freely tradable immediately after this offering (except for such shares purchased by our “affiliates,” as defined in Rule 144, or affiliates of ours). Of the remaining 13,159,317 shares not sold in this offering, all such shares are subject to a 180-day lock-up period. The holders of these shares will be able to sell their respective shares in the public market upon termination of the lock-up period, subject to the applicable volume limitation, manner-of-sale, holding period and other requirements of Rule 144. In addition, as of March 31, 2008, we have outstanding options to purchase an aggregate of 1,847,510 shares of our common stock and outstanding warrants to purchase an aggregate of 2,196,559 shares of our common stock, which, if exercised, will result in additional shares of our common stock becoming available for sale (subject to the provisions of applicable lock-up agreements and as permitted by Rule 144). The lapse of the forfeiture restrictions applicable to the outstanding restricted shares of our common stock will also result in additional shares of our common stock becoming available for sale (subject to the provisions of applicable lock-up agreements and as permitted by Rule 144).

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144 (as amended effective February 15, 2008), an affiliate of ours, or a person who has been an affiliate of ours within the past three months, who has beneficially owned shares of our common stock for at least six months, would be permitted to sell within any three-month period commencing 90 days after the date of this prospectus a number of such shares that does not exceed the greater of:

•	1% of our then outstanding shares of common stock (approximately 191,593 shares immediately after this offering, assuming no exercise of the over-allotment option by the underwriters); or
•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales are also subject to certain manner-of-sale provisions, notice filing requirements and the availability of current public information about our company.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months (including the holding period of any person except an affiliate of ours) beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding our company. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year (including the holding period of any person except an affiliate of ours) shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, or Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 2006 General Common Stock Equity Plan may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, in reliance on Rule 144, but without compliance with the holding period requirement contained in Rule 144, and, in the case of persons other than affiliates of ours, without regard to the current public information requirements of Rule 144.

We are unable to estimate the number of shares of our common stock that will be sold after the consummation of this offering under Rules 144 and 701, because that number will depend on the market price for our common stock, the personal circumstances of the sellers and other factors that are beyond our control.

2006 General Common Stock Equity Plan

As soon as practicable following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act, to register shares of our common stock reserved for issuance under our 2006 General Common Stock Equity Plan pursuant to outstanding and future awards thereunder. Such registration statement will automatically become effective immediately upon filing. Shares of our common stock registered under the registration statement on Form S-8 will be eligible for immediate sale in the public market, subject to the Rule 144 volume limitations and other requirements applicable to affiliates of ours and the applicable lock-up agreements described below.

Based on an aggregate of 2,716,195 shares of our common stock reserved for issuance pursuant to our 2006 General Common Stock Equity Plan as of the date of this prospectus, the registration statement on Form S-8 would cover an aggregate of 2,716,195 shares of our common stock.

Lock-Up Agreements

Our current directors, officers and stockholders have agreed, with limited exceptions, to a 180-day “lock-up” period, from the date of this prospectus, with respect to all of the outstanding shares of common stock held by them. As a result, 13,159,317 shares of our common stock are subject to the lock-up period. In addition, our warrant holders and option holders have agreed to similar restrictions, for a 180-day “lock-up” period, from the date of this prospectus, with respect to all of the outstanding warrants to purchase shares of our common stock and all of the shares of our common stock underlying the outstanding warrants and options to purchase shares of our common stock held by them. These stockholders, warrant holders and option holders will be able to sell their respective shares of our common stock subject to the lock-up restrictions in the public market upon termination of the lock-up period, subject to the applicable volume limitation, manner-of-sale, holding period and other requirements of Rule 144. Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. may consent to the release of some or all of the shares subject to the lock-up restrictions for sale prior to the expiration of the lock-up period. Thomas Weisel Partners LLC’s and Oppenheimer & Co. Inc.’s decision, if any, to waive the lock-up restrictions may be based on market conditions, our then-current market price, the number of shares requested to be waived from the lock-up restrictions, the potential market price impact of the waiver and other factors the determination of which will be based on their sole discretion.

We have agreed, with limited exceptions, not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a general discussion of U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is an individual, corporation, estate or trust that is not a “United States person”, or a non-U.S. holder. For this purpose, a “United States person” is an individual citizen or resident of the United States, a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions or (ii) such trust has a valid election in effect to be treated as a U.S. person. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income and estate tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock, and U.S. expatriates).

This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Dividends

A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing basis in a holder’s shares of common stock and, to the extent distributions exceed basis, as capital gain.

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to non-U.S. holders at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, where an income tax treaty applies, the dividends are attributable to a U.S. permanent establishment of such non-U.S. holder and the non-U.S. holder provides to us or such agent proper IRS documentation). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen, corporation, estate or trust, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain realized on a disposition of common stock unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if a treaty applies, is attributable to a permanent establishment in the United States), (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met or (c) we are or have been a “United States real property holding corporation”, or a USRPHC, within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

We believe that we currently are not, and do not anticipate becoming in the future, a USRPHC. Even if we were treated as a USRPHC, a gain realized by a non-U.S. holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (i) the non-U.S. holder was considered to have owned (directly or indirectly) no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock was regularly traded on an established securities market. There can be no assurance that our common stock will qualify (and continue to qualify) as regularly traded on an established securities market.

If a gain realized on the disposition of common stock is effectively connected with a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment), such non-U.S. holder generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. citizen, corporation, estate or trust, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected gain at a rate of 30% (or at a reduced rate under any applicable income tax treaty).

Special rules may apply to non-U.S. holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a U.S. person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. are acting as the representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of our common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Thomas Weisel Partners LLC
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.
Merriman Curhan Ford & Co.
GunnAllen Financial, Inc.
Total	6,000,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitments to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about         , 2008 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the initial public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $    per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $    per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum aggregate of 900,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $        , the total proceeds to us will be $        . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount and commissions to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total with Full Exercise of Over-Allotment Option
Offering price	$	$	$
Underwriting discount and commissions paid by us	$	$	$
Proceeds, before expenses	$	$	$

We estimate that our total expenses for this offering, excluding the amount of the underwriting discount and commissions, will be approximately $3.7 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our current directors, officers and stockholders have agreed, with limited exceptions, to a 180-day “lock-up” period, from the date of this prospectus, with respect to an aggregate of 13,159,317 shares of our common stock that they beneficially own, as well as securities that are convertible into shares of our common stock and securities that are exchangeable or exercisable for shares of our common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, such persons may not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale of or otherwise dispose of these securities without the prior written consent of Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. In addition, our warrant holders and option holders have agreed to similar restrictions, for a 180-day “lock-up” period, from the date of this prospectus, with respect to all of the outstanding warrants to purchase shares of our common stock and all of the shares of our common stock underlying the outstanding warrants and options to purchase shares of our common stock held by them. We have agreed, with limited exceptions, not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares of our common stock offered by this prospectus.

The underwriters have reserved for sale up to an aggregate of five percent of the number of shares of our common stock offered by this prospectus for employees, directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

There is no established trading market for the shares of our common stock. The offering price for these shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;
•	our past and present operations;
•	our historical results of operations;
•	our prospects for future business and earning potential;
•	our management;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of securities of generally comparable companies;
•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and
•	other factors deemed relevant.

Rules of the SEC may limit the ability of the underwriters to bid for or purchase the shares of our common stock offered by this prospectus before the distribution of such shares is completed. However, the underwriters may engage in the following activities in accordance with these rules:

•	Stabilizing transactions — The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.
•	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares of our common stock that could adversely affect investors who purchase shares in this offering.
•	Penalty bids — If either representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the market price of the shares of our common stock. These transactions may occur on The NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus: A preliminary prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The preliminary prospectus in electronic format will be identical to the paper version of such preliminary prospectus. Other than the preliminary prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus is a part.

Selling Restrictions: Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the shares offered by this prospectus or has in its possession or distributes this prospectus or any related sales material.

France: Neither this document nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this document nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés), and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D744-1, D754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorized to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands: In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall result in a requirement for the publication by the issuer or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and
(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Italy: The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa, or CONSOB, pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy nor may any copy of this document or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this document or any other document relating to the securities offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993, or the Banking Act;
(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and
(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Hong Kong: The securities may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore: This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any securities or caused the securities to be made the subject of an invitation for subscription or purchase and may not offer or sell any securities or cause the securities to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, or the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased securities from or through that underwriter, namely a person which is:

•	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor.

Securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;
•	where no consideration is given for the transfer; or
•	by operation of law.

Japan: The securities have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any securities in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and
•	in compliance with the other applicable laws and regulations of Japan.

Israel: In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;
(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;
(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;
(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);
(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and
(j)	an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

United Arab Emirates: By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by the U.A.E. Central Bank, the U.A.E. Federal Ministry of Economy and Planning or any other authorities in the U.A.E., nor has any underwriter received authorization or licensing from the U.A.E. Central Bank, the U.A.E. Federal Ministry of Economy and Planning or any other authorities in the United Arab Emirates to market or sell securities within the United Arab Emirates.

No marketing of any financial products or services has been or will be made from within the United Arab Emirates and no subscription to any securities, financial products or financial services may or will be consummated within the United Arab Emirates. No underwriter is a licensed broker or dealer or investment advisor under the laws applicable in the United Arab Emirates and does not advise individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other financial products. Nothing contained in this document is intended to constitute investment, legal, tax, accounting or other professional advice. This document is for your information only and nothing in this document is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

Conflicted Affiliates: Certain of the underwriters and their affiliates have provided, and may in the future provide, various financial advisory, investment banking, commercial banking and other financial services for us and our affiliates, for which they have received, and may in the future receive, customary fees. GunnAllen Financial, Inc. holds warrants exercisable into an aggregate of 290,632 shares of our common stock.

Legal Matters

Legal matters regarding the validity of the shares of our common stock offered by this prospectus will be passed upon on our behalf by Sullivan & Triggs, LLP. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel llp. Sullivan & Triggs, LLP holds warrants exercisable into an aggregate of 99,999 shares of our common stock.

Experts

The consolidated financial statements of Digital Domain and subsidiaries as of December 31, 2007 and 2006 and for the year ended December 31, 2007 (Successor), for the period from May 13, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to May 12, 2006 (Predecessor) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on such consolidated financial statements and includes an explanatory paragraph referring to a change in the accounting for share-based payments and income taxes), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Digital Domain, Inc. for the year ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of The Foundry Visionmongers Ltd. as of and for the nine month period ended December 31, 2006 and as of and for the year ended March 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, United Kingdom, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on such financial statements and includes an explanatory paragraph referring to the differences in accounting principles generally accepted in the United Kingdom versus accounting principles generally accepted in the United States of America), and are included in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

Change in Independent Registered Public Accounting Firm

On February 15, 2007, we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm. Our decision to dismiss PricewaterhouseCoopers LLP was approved by our board of directors.

PricewaterhouseCoopers LLP’s report on our financial statements for the year ended December 31, 2005 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle, except that PricewaterhouseCoopers LLP’s report for the year ended December 31, 2005 contained an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

During the years ended December 31, 2005 and December 31, 2006 and through February 15, 2007 there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference thereto in its reports on our financial statements for such years. During the years ended December 31, 2005 and December 31, 2006 and through February 15, 2007 there were no reportable events as defined in Item 304(a)(1)(v) of the SEC’s Regulation S-K.

We requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 10, 2007, is filed as Exhibit 16 to the registration statement on Form S-1 of which this prospectus is a part.

On March 12, 2007, with the approval of our board of directors, we engaged Deloitte & Touche LLP to be our independent registered public accounting firm. During the years ended December 31, 2005 and December 31, 2006 and through February 15, 2007 we did not consult with Deloitte & Touche LLP on any financial or accounting reporting matters described in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of the SEC’s Regulation S-K.

Where You Can Find More Information

We filed a registration statement on Form S-1 with the SEC with respect to the registration of the shares of our common stock offered for sale by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the SEC’s public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a world wide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices of the SEC, and the public reference facilities and website of the SEC referred to above.

DIGITAL DOMAIN

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets as of December 31, 2006 (Successor) and December 31, 2007(Successor)	F-5
Consolidated Statements of Operations for the Predecessor Year Ended December 31, 2005, the Predecessor Period January 1, 2006 through May 12, 2006, the Successor Period May 13, 2006 through December 31, 2006, and the Successor Year Ended December 31, 2007	F-7
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss for the Predecessor Year Ended December 31, 2005, the Predecessor Period January 1, 2006 through May 12, 2006, the Successor Period May 13, 2006 through December 31, 2006, and the Successor Year Ended December 31, 2007	F-8
Consolidated Statements of Cash Flows for the Predecessor Year Ended December 31, 2005, the Predecessor Period January 1, 2006 through May 12, 2006, the Successor Period May 13, 2006 through December 31, 2006, and the Successor Year Ended December 31, 2007	F-9
Notes to Consolidated Financial Statements	F-10
Independent Auditors’ Report to the Members of The Foundry Visionmongers Limited	F-45
Financial Statements of The Foundry Visionmongers Limited as of and for the Period from April 1, 2006 to December 31, 2006 and the Year ended March 31, 2006	F-46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Digital Domain
Venice, California

We have audited the accompanying consolidated balance sheets of Digital Domain and subsidiaries (the “Company”) as of December 31, 2007 (“Successor”) and December 31, 2006 (Successor), and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year ended December 31, 2007 (Successor), the period from May 13, 2006 to December 31, 2006 (Successor), and for the period from January 1, 2006 to May 12, 2006 (“Predecessor”). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 (Successor) and December 31, 2006 (Successor), and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year ended December 31, 2007 (Successor), for the period from May 13, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to May 12, 2006 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Successor Company and Predecessor Company accounted for share-based payments in accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” during the Successor Period and Predecessor Period in 2006. As discussed in Note 1 to the consolidated financial statements, in 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

Los Angeles, California
March 18, 2008 (            , 2008 as to the third paragraph of Note 1 and March 26, 2008 as to the third paragraph of Note 11)

The accompanying consolidated financial statements of the Successor give effect to a one for six reverse stock split of the common stock of Digital Domain which will take place prior to the effective date of the registration statement of which this prospectus is a part. The preceding report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the one for six reverse stock split of the common stock of Digital Domain described in the third paragraph of Note 1 to the accompanying consolidated financial statements and assuming that from March 18, 2008 to the date of such completion no material events other than as disclosed in the third paragraph of Note 11 have occurred that would affect the accompanying consolidated financial statements or disclosure therein.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 26, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Digital Domain, Inc.:

In our opinion, the accompanying consolidated statements of operations, stockholders' deficit and comprehensive income (loss) and cash flows for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of Digital Domain, Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company entered into a material debt agreement subsequent to December 31, 2005, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 2, 2006, except as to Segment Reporting described in Note 14, and Earnings per Share described in Note 1
which is as of December 7, 2007 and first and last table
in Note 2 (not presented herein) which is as of
February 4, 2008

DIGITAL DOMAIN

Consolidated Balance Sheets

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Assets
Current assets:
Cash and cash equivalents	$19,274,000	$20,899,000
Accounts receivable, net	628,000	—
Contract receivables	2,749,000	3,051,000
Prepaid expenses and other assets	1,771,000	743,000
Total current assets	24,422,000	24,693,000
Property and equipment — net	13,589,000	8,099,000
Intangible assets	4,873,000	4,778,000
Goodwill	7,573,000	7,573,000
Deferred offering costs	1,772,000	—
Other assets	127,000	123,000
Total assets	$52,356,000	$45,266,000

See notes to consolidated financial statements.

DIGITAL DOMAIN

Consolidated Balance Sheets (cont’d)

	Pro Forma Stockholders’ Equity as of December 31, 2007 (Successor)	December 31, 2007 (Succcessor)	December 31, 2006 (Successor)
	Unaudited
Liabilities, Preferred Stock and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$9,334,000	$7,532,000
Advance payments		5,083,000	6,223,000
Deferred revenue		859,000	218,000
Current portion of capital lease obligations		242,000	550,000
Total current liabilities		15,518,000	14,523,000
Capital lease obligations — net of current portion		—	242,000
Warrant liability	$—	14,936,000	6,600,000
Notes payable, net of discount and issuance costs		9,143,000	4,012,000
Deferred income tax liability		1,751,000	1,720,000
Total liabilities		41,348,000	27,097,000
Commitments and contingencies
Preferred stock, $0.0001 par value, 25,000,000 shares authorized, and no shares issued and outstanding pro forma as of December 31, 2007 (unaudited); 25,000,000 shares authorized, 1,000,000 issued and outstanding, liquidation preference of $1,115,000 as of December 31, 2007 and $1,035,000 as of December 31, 2006	—	426,000	426,000
Stockholders' equity:
Common stock, $0.0001 par value, 180,000,000 shares authorized, 12,985,028 issued and outstanding pro forma as of December 31, 2007 (unaudited); 12,818,362 issued and outstanding at December 31, 2007; 11,589,652 issued and outstanding at December 31, 2006	1,000	1,000	1,000
Additional paid-in capital	47,249,000	31,887,000	19,288,000
Accumulated other comprehensive income	151,000	151,000	—
Accumulated deficit	(21,457,000)	(21,457,000)	(1,546,000)
Total stockholders' equity	$25,944,000	10,582,000	17,743,000
Total liabilities, preferred stock and stockholders' equity		$52,356,000	$45,266,000

See notes to consolidated financial statements.

DIGITAL DOMAIN

Consolidated Statements of Operations

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Revenues	$77,840,000	$41,652,000	$25,381,000	$49,506,000
Costs and expenses:
Cost of revenues	62,961,000	33,753,000	20,131,000	43,626,000
Selling, general and administrative expenses	26,524,000	8,564,000	5,667,000	7,416,000
Total costs and expenses	89,485,000	42,317,000	25,798,000	51,042,000
Operating loss	(11,645,000)	(665,000)	(417,000)	(1,536,000)
Other income (expense):
Interest and investment income	713,000	423,000	289,000	501,000
Interest expense:
Change in fair value of warrant liability	(4,906,000)	—	—	—
Amortization of discount and issuance costs on notes payable	(1,435,000)	(371,000)	—	—
Interest expense on notes payable	(2,579,000)	(836,000)	—	—
Interest expense, other	(93,000)	(4,000)	(2,000)	(5,000)
Other income (expense)	(69,000)	(87,000)	8,000	145,000
Loss before income taxes	(20,014,000)	(1,540,000)	(122,000)	(895,000)
Income tax benefit (expense)	103,000	(6,000)	(10,000)	(3,282,000)
Net loss	$(19,911,000)	$(1,546,000)	$(132,000)	$(4,177,000)
Net loss per share:
Basic and diluted	$(1.65)	$(0.16)	$(0.06)	$(2.10)
Weighted average shares outstanding:
Basic and diluted	12,107,625	11,149,721	2,304,350	2,304,350
Pro forma net loss per share (unaudited):
Basic and diluted	$(1.62)	$(0.16)
Pro forma weighted average shares outstanding (unaudited):
Basic and diluted	12,274,291	11,266,819

See notes to consolidated financial statements.

DIGITAL DOMAIN

Consolidated Statements of Stockholders' Equity
And Comprehensive Loss
For the Periods Ended December 31, 2007, December 31, 2006 (Successor),
May 12, 2006 (Predecessor), and December 31, 2005 (Predecessor)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Comprehensive Loss
	Shares	Par value
Balance — December 31, 2004 (Predecessor)	2,304,350	$23,000	$11,717,000	—	$(9,286,000)	$2,454,000
Accretion of Series C preferred stock	—	—	(659,000)	—	—	(659,000)
Net unrealized loss on securities	—	—	—	$(39,000)	—	(39,000)	$(39,000)
Net loss	—	—	—	—	(4,177,000)	(4,177,000)	(4,177,000)
Comprehensive loss							$(4,216,000)
Balance — December 31, 2005 (Predecessor)	2,304,350	23,000	11,058,000	(39,000)	(13,463,000)	(2,421,000)
Net unrealized loss on securities	—	—	—	(4,000)	—	(4,000)	$(4,000)
Net loss	—	—	—	—	(132,000)	(132,000)	(132,000)
Comprehensive loss							$(136,000)
Balance — May 12, 2006 (Predecessor)	2,304,350	$23,000	$11,058,000	$(43,000)	$(13,595,000)	$(2,557,000)
Beneficial conversion feature of preferred stock	—	—	212,000	—	—	212,000
Deemed dividend related to beneficial conversion feature of preferred stock	—	—	(212,000)	—	—	(212,000)
Issuance of common stock (net of $3,445,000 in offering costs)	11,589,652	1,000	17,056,000	—	—	17,057,000
Issuance of warrants to purchase common stock	—	—	1,766,000	—	—	1,766,000
Stock-based compensation	—	—	286,000	—	—	286,000
Principal stockholders' guarantees	—	—	180,000	—	—	180,000
Net loss	—	—	—	—	(1,546,000)	(1,546,000)	$(1,546,000)
Comprehensive loss							$(1,546,000)
Balance — December 31, 2006 (Successor)	11,589,652	1,000	19,288,000	—	(1,546,000)	17,743,000
Issuance of common stock (net of $40,000 in offering costs)	1,228,710	—	10,281,000	—	—	10,281,000
Issuance of warrants to purchase common stock	—	—	200,000	—	—	200,000
Stock-based compensation	—	—	2,071,000	—	—	2,071,000
Issuance of restricted stock	—	—	47,000	—	—	47,000
Foreign currency translation gain	—	—	—	151,000	—	151,000	$151,000
Net loss	—	—	—	—	(19,911,000)	(19,911,000)	(19,911,000)
Comprehensive loss							$(19,760,000)
Balance — December 31, 2007 (Successor)	12,818,362	$1,000	$31,887,000	$151,000	$(21,457,000)	$10,582,000

DIGITAL DOMAIN

Consolidated Statements of Cash Flows

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1, 2006 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Cash flows from operating activities:
Net loss	$(19,911,000)	$(1,546,000)	$(132,000)	$(4,177,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment and intangible assets	4,149,000	2,859,000	1,444,000	3,526,000
Amortization of discount on and issuance costs of notes payable	1,435,000	371,000	—	—
Interest added to principal on notes payable	516,000	167,000	—	—
Change in fair value of warrant liability	4,906,000	—	—	—
Loss on retirement of assets	—	32,000	177,000	—
Warrants issued to service providers	200,000	—	—	—
Principal stockholders' guarantees	—	180,000	—	—
Stock-based compensation	2,071,000	286,000	—	—
Realized loss on sale of short term investments	—	4,000	—	—
Deferred income taxes	(112,000)	—	—	3,279,000
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(109,000)	—	—	—
Contracts receivable	302,000	(658,000)	(1,092,000)	378,000
Prepaid expenses and other assets	(945,000)	253,000	190,000	(769,000)
Accounts payable and accrued liabilities	757,000	2,518,000	1,766,000	(1,565,000)
Advance payments and deferred revenue	(487,000)	3,838,000	(6,342,000)	(720,000)
Net cash provided by (used in) operating activities	(7,228,000)	8,304,000	(3,989,000)	(48,000)
Cash flows from investing activities:
Purchases of short-term investments	—	(48,000)	(137,000)	(298,000)
Sales of short-term investments	—	5,669,000	4,500,000	—
Purchases of property and equipment	(8,937,000)	(3,422,000)	(1,723,000)	(2,857,000)
Purchase of businesses, net of cash acquired	(645,000)	5,398,000	—	—
Net cash provided by (used in) investing activities	(9,582,000)	7,597,000	2,640,000	(3,155,000)
Cash flows from financing activities:
Payments on capital lease obligations	(550,000)	(325,000)	(287,000)	(1,168,000)
Payments of deferred offering costs	(1,209,000)	—	—	—
Proceeds from equipment financing	—	—	—	1,588,000
Proceeds from issuance of notes payable, preferred stock, and warrants, net of issuance costs	6,603,000	11,326,000	—	—
Net proceeds from sale of common stock	10,281,000	17,997,000	—	—
Repayment on notes payable issued to purchase businesses	(58,000)	(24,000,000)	—	—
Net cash provided by (used in) financing activities	15,067,000	4,998,000	(287,000)	420,000
Effect of exchange rates on cash and cash equivalents	118,000	—	—	—
Net increase (decrease) in cash and cash equivalents	(1,625,000)	20,899,000	(1,636,000)	(2,783,000)
Cash and cash equivalents — beginning of period	20,899,000	—	12,034,000	14,817,000
Cash and cash equivalents — end of period	$19,274,000	$20,899,000	$10,398,000	$12,034,000
Supplemental disclosure of cash flow information — cash paid during the period for:
Interest	$2,477,000	$330,000	$35,000	$97,000
Taxes	$132,000	$4,000	$6,000	$156,000
Non-cash investing and financing activities:
Accretion of and dividends accrued on Series C Preferred Stock	$—	$—	$—	$659,000
Warrants issued as compensation in connection with financings and other transactions	$200,000	$1,766,000	$—	$—
Restricted stock issued in connection with The Foundry acquisition	$47,000	$—	$—	$—
Deferred offering costs included in accounts payable and accrued liabilities at period end	$563,000	$—	$—	$—
Purchase of property and equipment in accounts payable at period end	$287,000	$—	$—	$—

See notes to consolidated financial statements.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies

Business Activity — Digital Domain (the “Company”), formerly Wyndcrest DD Holdings, Inc., is a Delaware corporation incorporated on April 28, 2006 for the specific purpose of acquiring Digital Domain Productions, Inc. (“Digital Domain Productions”), formerly Digital Domain, Inc. Digital Domain Productions, also a Delaware corporation, was incorporated in April 1993. Digital Domain Productions creates state-of-the-art digital imagery for feature films, television advertising, interactive visual media and the video game industry. The Company also provides technical software solutions for the visual effects and animation industry. In March 2007, the Company acquired The Foundry Visionmongers Limited (“The Foundry”), a visual effects software developer (See Note 4).

Basis of Presentation — On May 12, 2006, DD Acquisition Subsidiary, Inc. (“DD Acquisition”), a wholly owned subsidiary of the Company, merged with and into Digital Domain Productions. DD Acquisition was dissolved and Digital Domain Productions continues the operation of the business under the control of the Company. The merger has been accounted for using the purchase method under Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations. The fair value of the purchase consideration has been allocated to Digital Domain Productions’ assets and liabilities based on the fair value of such assets and liabilities (See Note 4). Accordingly, the post-acquisition consolidated financial statements reflect a new basis of accounting for Digital Domain Productions. The accompanying financial statements are presented to reflect the post-acquisition activities of Digital Domain Productions and the Company on a consolidated basis as the “Successor” company and the pre-acquisition activities of Digital Domain Productions as the “Predecessor” company. All intercompany accounts and transactions of Digital Domain Productions and the Company have been eliminated in consolidation. The activities of the Company from April 28, 2006 through the May 12, 2006 acquisition of Digital Domain Productions were limited to the capitalization of the Company and the consummation of the acquisition of Digital Domain Productions. The results of operations of the Company during this period were not material and are included in the Successor company financial statements for the period from May 13 through December 31, 2006.

Reverse Stock Split — On March 26, 2008, the Company’s board of directors approved a one for six reverse stock split to be effected prior to the consummation of the Company’s initial public offering of its common stock. All common share and per common share amounts in the consolidated financial statements have been retroactively adjusted for all periods of the Successor company presented to give effect to the reverse stock split, including reclassifying an amount equal to the decrease in aggregate par value from common stock to additional paid-in capital.

Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation — The Foundry’s functional currency is the British pound sterling. Assets and liabilities of The Foundry are translated into U.S. dollars using exchange rates at December 31, 2007, and revenue and expenses are translated into U.S. dollars using average exchange rates for the year ended December 31, 2007. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Capital and Liquidity as of December 31, 2005 — The Predecessor experienced a loss and negative cash flows from operations for the year ended December 31, 2005. In addition, on May 12, 2006 the Company entered a merger agreement (see Note 1 — Basis of Presentation, and Note 4 — Business Combination). Pursuant to this agreement, the merger consideration consisted, in part, of $30,000,000 in promissory notes, of which $4,500,000 was repaid on May 12, 2006 and the balance of $25,500,000 had a maturity date of December 31, 2006. These factors raised substantial doubt regarding the Company's ability to continue as a going concern. Management's plans in regard to the above matter included efforts to raise additional capital to fully pay the notes prior to their maturity date. The accompanying financial statements for the year ended December 31, 2005 did not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that would have resulted from the outcome of this uncertainty.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

On July 21, 2006, the Company repaid the notes (See Note 4).

Segment Reporting — Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s reportable segments are Feature Films, Commercials, Software, and Animation/Video Games. The management approach is used as the conceptual basis for identifying reportable segments and is based on the way that management organizes within the enterprise for making operating decisions, allocating resources, and monitoring performance, which is primarily based on the Company’s sources of revenue.

Use of Estimates — Accounting principles generally accepted in the United States require management of the Company to make estimates and assumptions in the preparation of these consolidated financial statements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The most significant areas that require management judgment are fair values of consideration issued and net assets acquired in connection with business combinations, revenue and cost recognition, deferred income tax valuation allowances, impairment of long-lived assets, recognition of stock-based compensation, and contingencies and litigation. The accounting policies for these areas are discussed in this and other notes to these consolidated financial statements.

Fair Value of Financial Instruments — SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of fair value information about financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, the timing of future cash flows and the discount rate. Considerable judgment and assumptions, which are inherently subjective in nature, are required to interpret market data in developing the estimates of fair value. Accordingly, the estimated fair values may not necessarily be realized in an immediate sale or settlement of the instrument in a current market exchange. The disclosure requirement of SFAS No. 107 excludes certain financial instruments (e.g. leases) and all non-financial instruments (e.g. fixed assets, intangibles). The Company’s warrant liability has been recorded at fair value. The Company’s financial instruments including cash, cash equivalents, short term investments, receivables, accounts payable, and advanced payments are carried at amounts that approximate fair value due to the short maturity of such instruments. Based on borrowing rates available to the Company as of the balance sheet dates presented, for loans with similar terms and similar circumstances, the carrying amounts of the Company’s debt obligations do not approximate their respective fair values as they are carried net of related unamortized debt discount and issuance costs of $11,040,000 and $8,655,000 as of December 31, 2007 and 2006, respectively.

Cash and Cash Equivalents — Cash consists of cash on deposit and highly liquid investments, principally commercial paper, redeemable upon demand or with maturities of three months or less when purchased.

Short-Term Investments — Short-term investments consist primarily of a short duration bond fund with investments in short maturity fixed income securities. The Company considers its investment portfolio as available-for-sale and, accordingly, these investments are recorded at fair value with changes in fair value included in accumulated other comprehensive income (loss), net of applicable income taxes, in the consolidated financial statements. The cost of securities sold is based on the specific identification method. Unrealized losses during the Predecessor period from January 1, 2006 through May 12, 2006 were approximately $4,000, and for the Predecessor year ended December 31, 2005 were $39,000. During the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, the Company recognized a realized loss related to the sale of short-term investments of approximately $0 and $4,000, respectively.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

Accounts Receivable — Accounts receivable consist of amounts due from the sale of software and are recorded at the invoiced amount. The Company evaluates the collectibility of its accounts receivable based on known collection risks and historical experience. The provision for uncollectible accounts was $36,000 for the year ended December 31, 2007 and $0 for all other periods presented. The allowance for uncollectible accounts was approximately $36,000 and $0 as of December 31, 2007 and 2006, respectively.

Contract Receivables — Contract receivables consist of amounts due on completed and uncompleted contracts. An allowance is provided for specifically identified uncollectible accounts. No allowances were required for any of the periods presented.

Concentration of Credit Risk — Credit is extended to customers based on an evaluation of the customer's financial condition and collateral is generally not required.

During the periods presented, different customers accounted for more than ten percent of consolidated revenues in each period. A summary of the customers who represent greater than ten percent of consolidated revenues by period is as follows:

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Customer A	11%	28%	29%	—
Customer B	24%	19%	—	—
Customer C	—	—	—	25%
Customer D	—	—	17%	—
Customer E	—	—	20%	—
Customer F	—	—	—	—
Customer G	—	—	—	14%

Revenues from these customers for all periods presented in the accompanying consolidated financial statements are included in revenues of the Feature Films segment. At December 31, 2007, three customers accounted for approximately 26%, 16% and 11% of receivables. At December 31, 2006, three customers accounted for approximately 30%, 15% and 12% of receivables. At December 31, 2005, four customers accounted for approximately 29%, 25%, 12% and 11% of receivables.

Deferred Offering Costs — In connection with its initial public offering, the Company has capitalized $1,772,000 of deferred offering costs. These costs consist of legal and accounting fees and printing costs related to the preparation of the Company’s planned initial public offering of common stock. These costs are initially deferred until the offering is completed, in which case, they are recorded as a reduction of gross proceeds from the offering or expensed to operations if the offering is unsuccessful.

Property and Equipment — Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and property held under capital leases are amortized over the shorter of their estimated useful lives or the remaining lease terms. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is included in general and administrative expenses.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

The estimated useful lives are as follows:

Computer equipment	3 years
Computer software	1-6 years
Machinery and equipment	3-5 years
Leasehold improvements	2-10 years
Office equipment, furniture and fixtures	3 years
Automobiles	3 years

Software Development Costs — Software development costs incurred in conjunction with product development are charged to research and development expense (R&D), which is a component of selling, general and administrative expenses, until technological feasibility is established. R&D costs include salaries, departmental expenses and overhead and related allocated expenses. For the periods presented, the Company did not capitalize any software development costs, because the costs incurred between the time technological feasibility was established and the time the product was released for sale were not significant. R&D costs for the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006 were approximately $1,998,000 and $65,000, respectively. For the Predecessor period from January 1, 2006 through May 12, 2006 R&D costs were approximately $68,000, and for the Predecessor year ended December 31, 2005 R&D costs were approximately $243,000.

Capitalized Software Costs  — Under the provisions of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalized costs associated with customized internal use software that have reached the application development stage and meets recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications, internally developed code, purchased software licenses, implementation costs, programmed enhancements and new releases for certain projects that qualify for capitalization. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and ready for its intended purpose. Capitalized costs related to internally developed software costs are included in computer software within property and equipment.

Goodwill and Acquisition-Related Intangible Assets — The Company classifies the difference between the purchase price and the fair market value of net assets acquired as goodwill. The Company classifies intangible assets apart from goodwill if the assets have contractual or other legal rights or if the assets can be separated and sold, transferred, licensed, rented or exchanged.

The Company evaluates the carrying value of goodwill and intangible assets not subject to amortization for impairment as of the first day of the fourth quarter of each calendar year or whenever events or changes in circumstances indicate that the carrying value of goodwill or intangible assets not subject to amortization may not be recoverable. For the evaluation of intangible assets not subject to amortization, the Company compares the fair value of these intangible assets to their carrying amount. If the carrying amount of these intangible assets exceed their fair value, an impairment loss would be recognized in an amount equal to that excess.

For the evaluation of goodwill, the Company applies the two-step process as required by SFAS No. 142, Goodwill and Other Intangible Assets. The Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities to those reporting units in order to assess goodwill for impairment. In the first step of a two-step impairment test, the Company determines the fair value of these reporting units. The Company compares the fair value for each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of that reporting unit’s goodwill with its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its implied

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

fair value, an impairment loss would be recognized in an amount equal to that excess. Based on its annual impairment tests, the Company determined that goodwill and intangibles not subject to amortization were not impaired.

Impairment of Long-Lived Assets — The Company evaluates long-lived assets, other than goodwill and identifiable intangible assets with indefinite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future cash flows is less than the carrying amount of the asset, in which case a write-down is recorded to reduce the related asset to its estimated fair value.

Advanced Payments — Advanced payments represent cash received from customers in excess of costs incurred and gross profit recognized on the related projects. Billings to customers are in accordance with the terms of the related contract and generally follow a payment schedule.

Warrant Liability — Warrant liability represents the estimated fair value of warrants issued with a feature whereby the holder can put the warrant to the Company for cash. The fair value of such warrants is estimated using the Black-Scholes option-pricing model. The warrant liability is classified in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an Interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Pursuant to FSP No. 150-5, freestanding warrants for shares that are either put-able or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. The warrant is classified as noncurrent according to when the put can be exercised. Subsequent changes in fair value are recognized as interest expense or income in the accompanying consolidated statement of operations.

Revenue Recognition — The Company derives revenue from contracts to create digital imagery services and the licensing of software.

Digital Imagery Revenue — The Company’s digital imagery revenue results from fixed-priced contracts, each consisting of an accepted written bid and agreed-upon payment schedule, for the development of digital imagery and image creation for the entertainment and advertising industries. The Company accounts for its contracts to provide digital imagery in accordance with AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company initiates revenue recognition when it has persuasive evidence of an arrangement with a customer, which is upon entry by the Company and the customer into a legally enforceable agreement. In accounting for the contracts, the Company utilizes the cost-to-cost measures of the percentage-of-completion method of accounting in accordance with SOP 81-1. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For all contracts, revenues are calculated based on the percentage of total costs incurred compared to total estimated costs at completion. Contract costs include direct materials, direct labor costs, and indirect costs related to contract performance, such as indirect labor, supplies, and tools. These costs are included in cost of revenues.

The customer contracts in the Company’s digital imagery business represent binding agreements to provide digital effects to the customers’ specifications. The contracts contain subjective standards applicable to the delivered digital effects and objective specifications that relate to the technical format for the digital effects that the Company delivers to its customers. In all instances, the customer receives complete ownership rights in and to the digital effects as the effort progresses. In the event of a termination of a contract, ownership in the digital effects transfers to the customer, and the Company as the contractor is entitled to receive reimbursement of costs incurred up to that point and a reasonable profit. The contracts contain production schedules setting forth a time line for production and a final delivery date for the completed digital effects.

Payments for the Company’s services are received over the term of the contract, including payments required to be delivered in advance of the Company’s work to fund a portion of the costs to produce the digital effects. Cash received from customers in excess of costs incurred and gross profit recognized on the related projects is recorded as

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

advanced payments. Unbilled receivables represent revenues recognized in excess of amounts billed. The digital effects produced are delivered to the customer at the end of the contract and the customer is not required to deliver the final scheduled payment until receipt and acceptance of the digital effects.

The Company performs a review of uncompleted contracts. Amounts representing contract change orders or claims are included in revenues only when they meet the criteria set forth in SOP 81-1. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Changes in estimates of contract sales, costs and profits are recognized in the current period based on the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in one or more projects could have a material adverse effect on the Company’s consolidated financial position or results of operations.

Software Revenue — The Company’s software products consist of its compositing software product Nuke and plug-in applications that work with Nuke and various third party software products used by visual effects professionals to solve image processing problems.

The Company’s software revenue is derived from perpetual software licenses and, for Nuke, related maintenance arrangements consisting of technical support and software updated on a when-and-if available basis. The Company applies the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Revenue is recognized when all four of the following criteria are met:

Evidence of an arrangement.  The Company either enters into license contracts or receives written purchase orders issued by the customer as evidence of an arrangement.

Delivery.  Delivery is considered to occur for licensed software when the Company has made the software available for electronic download and the customer has been provided access codes that allow for immediate possession of the software. Maintenance revenue is considered delivered ratably over the applicable maintenance period.

Fixed or determinable fee.  The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within its normal established practices (net 30 days).

Collection is deemed probable.  Collection is deemed probable if the Company has a reasonable basis to expect that the customer will pay amounts under the arrangement as payments become due.

All of the Company’s licenses for Nuke are bundled with maintenance. The Company applies the residual method of SOP 98-9 to these arrangements whereby the estimated fair value of maintenance is initially deferred with the residual value of the arrangement being recognized upon delivery as long as the other recognition criteria specified above have been met. The fair value of maintenance is determined based on vendor specific objective evidence (VSOE), which is established based on analysis of the price paid for maintenance when it is sold separately from the related software licenses. The Company recognizes all maintenance revenue ratably over the applicable maintenance period, which is typically one year. The Company does not currently enter into explicit maintenance arrangements with the customers of its plug-in applications; however, technical support and software updates are provided on a limited basis. Maintenance related to plug-in applications is recognized upon delivery, subject to the recognition criteria specified above, because the maintenance related to plug-in applications is provided over periods less than a year, has historically been and is expected to be minimal and infrequent, and the estimated costs of providing the maintenance are insignificant.

A significant portion of the Company’s software licenses are sold through resellers. Selling prices are fixed and determinable upon delivery, as most resellers are not “stocking dealers”. Access codes delivered electronically to the

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

resellers allow only the ultimate end-user customer of the dealer to access the software. Accounts billed are generally due within 30 days and the Company does not have arrangements that include allowances or other credits to the reseller.

Royalty Income — Royalty income is recognized as revenue when earned, reasonably estimable and collection is assured, which is generally when royalty statements become available. For the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, royalty income was $153,000 and $142,000, respectively. For the Predecessor period from January 1, 2006 through May 12, 2006, and the Predecessor year ended December 31, 2005 royalty income was approximately $0 and $207,000, respectively. Royalty income is included in Feature Film segment revenues (See Note 14).

Stock-Based Compensation — For the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, the Company had two active stock-based compensation plans, which are described more fully in Note 11. The Company’s stock-based compensation awards consist primarily of options granted to employees for the purchase of common stock. For the Predecessor periods prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and elected to provide the pro-forma disclosure requirements of SFAS No. 123, Share-Based Payment, (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under the intrinsic value method, the Company recognized share-based compensation equal to the award’s intrinsic value, if any, at the time of grant over the requisite service periods using the straight-line method.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”); which requires that compensation costs related to share-based payment transactions be recognized in financial statements based on the fair value of the share-based payments. The Company adopted SFAS 123R using the prospective method. Under this method, the Company will continue to apply APB 25 to awards outstanding at December 31, 2005 (provided that such awards are not modified after the date of SFAS 123R adoption). The adoption of SFAS 123R did not have a material effect on the Company’s consolidated financial statements. Compensation costs for all awards granted after the date of adoption and modifications of any previously granted awards outstanding at the date of adoption are measured at their estimated fair value using the Black-Scholes option-pricing model. The fair value for awards that are expected to vest is then amortized on a straight-line basis over the remaining requisite service period of the award, which is generally the option vesting term. The amount of expense recognized in the consolidated financial statements represents the expense associated with the stock options expected to ultimately vest based upon an estimated rate of forfeitures. This rate of forfeitures is updated as necessary and any adjustments needed to recognize the fair value of options that actually vest or are forfeited are recorded. The Black-Scholes option-pricing model, used to estimate the fair value of an award, requires the input of subjective assumptions, including the expected volatility of the Company’s common stock and an option’s expected life.

Warrants to purchase shares of common stock granted to non-employee service providers are accounted for as compensation for the services rendered in accordance with Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Connection with Selling Goods or Services, and as equity in accordance with the provisions of EITF Issue No. 00-19, Accounting for Derivative Financial instruments Indexed to, and Potentially Settled in, a Company’s own stock. The fair value of these warrants is determined using the Black-Scholes option-pricing model.

Income Taxes — In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is recorded to reduce net deferred income tax assets to amounts that are more likely than not to be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the adoption of FIN 48, the Company

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

performed a comprehensive review of it’s portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company’s expected tax treatment of a tax position taken in a filed tax return, or planned to be taken in a future return, that has not been reflected in measuring income tax expense for financial reporting purposes. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met each reporting period to support continued recognition of a benefit. With the adoption of FIN 48, companies are required to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. Any necessary adjustment would be recorded directly to retained earnings and reported as a change in accounting principle. The adoption of FIN 48 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Earnings per Share — Basic earnings per share are computed based upon the weighted average number of shares outstanding and diluted earnings per share are computed based upon the weighted average number of shares and dilutive share equivalents outstanding during the periods. The dilutive effect of stock options, warrants and restricted stock awards is computed using the treasury stock method. The dilutive effect of convertible preferred stock is computed using the if-converted method. Due to the Company’s net loss for the Successor year ended December 31, 2007, Successor period May 13 through December 31, 2006, Predecessor period January 1 through May 12, 2006, and Predecessor year ended December 31, 2005, the inclusion of dilutive common share equivalents in the calculation of diluted earnings per share would be anti-dilutive. Thus, the common share equivalents have been excluded for the computation of diluted earnings per share. The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s convertible preferred stocks are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 10. The preferred stockholders first received during the Predecessor period the accretion of Series C preferred stock and then the income participation is calculated between the number of preferred shares outstanding and common shares outstanding. EITF No. 03-6 requires net loss attributable to common shares for the period to be allocated to participating securities to the extent that the securities are required to share in the loss. The Company’s convertible preferred stock does not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing the net loss shown below by the weighted average shares of common stock outstanding during the period. As a result, the net loss for all the periods presented was allocated to common stockholders as follows:

	Year ended December 31, 2007 (Successor)	May 13 through December 31, 2006 (Successor)	January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Net loss	$(19,911,000)	$(1,546,000)	$(132,000)	$(4,177,000)
Preferred stockholders accretion, deemed dividends, and income participation	(80,000)	(247,000)	—	(659,000)
Net loss available to common stockholders	$(19,991,000)	$(1,793,000)	$(132,000)	$(4,836,000)

Basic and diluted net loss per common share was the same for all periods presented, as the impact of all potentially dilutive securities outstanding was anti-dilutive. The potentially dilutive securities outstanding that were

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

excluded from the computation of diluted net loss per common share for the periods presented, because their inclusion would have had an anti-dilutive effect are summarized as follows:

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Securities
Stock options	1,875,394	533,332	—	—
Stock options in subsidiary	735,250	4,319,250	6,521,125	6,862,250
Restricted stock awards (unvested)	522,869	—	—	—
Warrants	2,196,559	1,746,560	—	—
Convertible preferred stock	166,666	166,666	100,000,002	100,000,002

The stock options in subsidiary represent options granted under the Incentive Stock Option Plan of the Company’s wholly owned subsidiary, Digital Domain Productions (see Note 11).

Unaudited Pro forma Stockholders’ Equity and Net Loss Per Share — In November 2007, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of the offering, the Company will have the right to convert all of the Company’s outstanding shares of Preferred Stock into 166,666 shares of the Company’s common stock. In addition, upon consummation of the offering the put option feature of certain warrants issued by the Company (see Note 11) will be removed, resulting in a reclassification of the related warrant liability to additional paid in capital. Pro forma stockholders’ equity as of December 31, 2007 reflects the impact of the conversion and reclassification as if the offering was consummated on December 31, 2007. Pro forma net loss per share reflects net loss per share as if the conversion took place on January 1, 2007.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157, which defers the implementation for the non-recurring nonfinancial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The provisions of SFAS No. 157 will be applied prospectively. The statement provisions effective as of January 1, 2008, do not have a material effect on the Company’s results of operations, financial position or cash flows. The Company is evaluating the impact, if any, the adoption of the remaining provisions will have on its results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities — Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not make this election. As such, the adoption of this statement did not have any impact on its results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which changes the accounting for business acquisitions. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No 141R is effective for business combinations and adjustments to an acquired entity's deferred tax asset and liability balances occurring after December 31,

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

1. Summary of Significant Accounting Policies  – (continued)

2008. The Company is currently evaluating the impact, if any, the adoption of this statement will have on its results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which establishes new standards governing the accounting for and reporting of noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the impact, if any, the adoption of this statement will have on its results of operations, financial position and cash flows.

In December 2007, the FASB ratified the EITF consensus on EITF Issue No 07-1, Accounting for Collaborative Arrangements that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e. parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. Additionally, the consensus provides that income statement characterization of payments between the participation in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impact, if any, the adoption of this standard will have on its results of operations, financial position and cash flows.

2. Contract Receivables

The following shows the component elements of accounts receivable from contracts:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Costs incurred on uncompleted contracts	$31,024,000	$15,556,000
Accrued profit on uncompleted contracts	6,353,000	4,207,000
	37,377,000	19,763,000
Less billings to date	(42,105,000)	(25,825,000)
Unbilled receivables and advanced payments on uncompleted contracts	$(4,728,000)	$(6,062,000)

Unbilled receivables and advanced payments on uncompleted contracts are included in the accompanying balance sheets as follows:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Unbilled receivables	$355,000	$161,000
Advanced payments	$(5,083,000)	(6,223,000)
	$(4,728,000)	$(6,062,000)

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

2. Contract Receivables  – (continued)

Contract receivables consist of the following:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Billed
Completed contracts	$13,000	$841,000
Contracts in process	1,765,000	1,584,000
Retained	616,000	465,000
	2,394,000	2,890,000
Unbilled	355,000	161,000
	$2,749,000	$3,051,000

Within contract receivables, as of December 31, 2007 and 2006 there are amounts billed but not paid by customers pursuant to retainage provisions in long-term contracts that will be due upon completion of the contracts and acceptance by the customer. The Company received payment of these amounts within six months of the balance sheet date.

Costs incurred and accrued profits on uncompleted contracts are comprised of amounts of revenue recognized on contracts for which advanced payments have been received at the balance sheet date.

3. Property and Equipment

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Computer equipment	$9,079,000	$4,001,000
Computer software	7,323,000	3,975,000
Machinery and equipment	156,000	156,000
Leasehold improvements	2,339,000	1,725,000
Office equipment, furniture and fixtures	733,000	149,000
	19,630,000	10,006,000
Less accumulated depreciation and amortization	(6,041,000)	(1,907,000)
Total property and equipment, net	$13,589,000	$8,099,000

Computer software in the table above includes capitalized costs related to internally developed computer software. For the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, these costs amounted to $895,000 and $667,000, respectively. Capitalized costs for the Predecessor period from January 1, 2006 through May 12, 2006 was $0. The gross carrying amount of capitalized costs associated with internally developed computer software as of December 31, 2007 and 2006 amounted to $3,757,000, and $2,861,000 respectively. As of December 31, 2007 and 2006, the accumulated depreciation on the capitalized costs associated with internally developed computer software was $604,000 and $395,000, respectively. The capitalized costs related to internally developed software are being depreciated on a straight-line basis over each asset’s estimated useful life that ranges from three to four years.

As of December 31, 2007 and 2006, the gross carrying amount of property and equipment recorded under capital leases was $1,161,000 and $1,161,000, respectively. As of December 31, 2007 and 2006, the accumulated depreciation on these leased assets was $1,049,000 and $508,000, respectively.

Total depreciation and amortization expense for property and equipment for the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006 were approximately $4,060,000 and $1,907,000, respectively. Total depreciation and amortization expense for property and equipment for the Predecessor period from January 1, 2006 through May 12, 2006, and the Predecessor year ended December 31, 2005 were $1,444,000 and $3,526,000, respectively.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

4. Business Combinations

Acquisition of Digital Domain Productions — On May 12, 2006, DD Acquisition Subsidiary, Inc., a wholly owned subsidiary of the Company, merged with and into Digital Domain Productions. DD Acquisition Subsidiary, Inc. ceased to exist and Digital Domain Productions continues the operation of the business under the 100% control of the Company. See Note 1 – Basis of Presentation regarding the presentation of the pre-acquisition and post-acquisition results of Digital Domain Productions. The merger has been accounted for using the purchase method. The fair value of the purchase consideration has been allocated to Digital Domain Productions’ assets and liabilities based on the fair value of such assets and liabilities. The purchase consideration consisted of (i) cash in the aggregate amount of $4,500,000 paid on May 12, 2006 and (ii) an aggregate amount of $30,000,000 in original principal amount of promissory notes. The notes had a maturity date of December 31, 2006, accrued interest at a rate of 10% per annum, were secured by common stock of the Company and were guaranteed by certain officers/directors, who are also stockholders of the Company, in the aggregate amount of $9,000,000. Pursuant to the terms of the promissory notes, the Company made a mandatory prepayment on the notes in the amount of $4,500,000 on the first business day following the date the merger was effective (May 13, 2006). There were certain prepayment provisions under the terms of the notes that allowed the notes to be deemed paid-in-full and automatically cancelled if the Company paid the holders of the notes a total amount equal to (i) 80% of the original principal amount, without interest, on or before the 60th day from the date the note was issued or (ii) 90% of the original principal amount, with interest, after the 60th day and on or before the 90th day from the date the note was issued. The Company received an extension of time to pay off the notes at 80% of the original principal amount. On July 21, 2006, the notes were paid off in full for a total amount of $24,000,000 (80% of the original principal) without interest. The fair value of the purchase consideration was determined to be $28,500,000, consisting of $4,500,000 in cash and $24,000,000 in notes. The total purchase price, including acquisition costs of $500,000, was $29,000,000. The purchase price was allocated as follows: $13,827,000 to net tangible assets acquired, $1,430,000 to identified intangibles with definite lives, $1,870,000 to internally developed software, $4,300,000 to Digital Domain Productions trademarks with indefinite lives and $7,573,000 to goodwill. The weighted average amortization period for the identifiable intangible assets with definite lives is estimated to be 3.8 years. Goodwill is not expected to be deductible for income tax purposes.

As required by SFAS No. 142, the Company assigned the goodwill to its reporting units as follows:

Reporting Units:
Feature Films	$4,922,000
Commercials	2,651,000
$7,573,000

The estimated fair value of the guarantees was $180,000 and was recorded as other expense and an increase in additional paid-in-capital for the Successor period from May 13, 2006 through December 31, 2006.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

4. Business Combinations  – (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The fair values were based on management’s estimates.

Purchase price allocation
Cash and cash equivalents	$10,398,000
Short-term investments	5,626,000
Other current assets	3,301,000
Titanic participation rights	400,000
Customer lists	130,000
Project backlog	900,000
Trademark	4,300,000
Goodwill	7,573,000
Property and equipment	6,622,000
Other long-term assets	211,000
Total assets acquired	39,461,000
Accounts payable and accrued liabilities	(5,021,000)
Other liabilities	(5,440,000)
Total liabilities assumed	(10,461,000)
Total purchase price	$29,000,000

Additionally, the Company assumed the Digital Domain Productions stock option plan. The fair value of the stock options at the date of acquisition was not material (see Note 11).

Factors that the Company believes contributed to a purchase price that resulted in the recognition of goodwill included the following:

•	Digital Domain Productions is recognized as a leading creator and producer of visual imagery and special effects animation focusing primarily on feature film production and television advertising.
•	The global computer-generated entertainment industry is large and growing. Digital Domain Productions being a leading producer of visual imagery and animation is expecting a continual high demand for its product offerings.
•	Digital Domain Productions’ expectation is high regarding future sales growth.

The following unaudited pro forma information represents the results of operations as if the acquisition was consummated on January 1 of the period from January 1 through May 12, 2006 and for the year ended December 31, 2005.

	For the period January 1 through May 12, 2006 (Predecessor)	For the year ended December 31, 2005 (Predecessor)
Revenues	$25,381,000	$49,506,000
Net loss	$(1,894,000)	$(8,553,000)
Net loss per share	$(0.03)	$(0.13)

The above pro forma information is for informational purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition and related transactions occurred on the dates indicated, nor are the pro forma results necessarily indicative of the results to be expected for the full year or any future period. The primary adjustments in the pro forma information relate to additional amortization due to the changes in the basis of assets and interest expense related to the financing of the acquisition.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

4. Business Combinations  – (continued)

Acquisition of The Foundry Visionmongers Limited — On March 23, 2007, the Company acquired the entire outstanding capital stock and one hundred percent of the voting equity interests in The Foundry, a company incorporated and registered in the United Kingdom and Wales whose principal office is located in London, England. The Foundry is a visual effects software developer with expertise in image vision and optical flow and specializing in sophisticated plug-ins that is compatible with compositing software packages.

The transaction consideration consists of (i) cash in the amount of approximately £550,000 ($1,084,000) which was paid on March 28, 2007 to the owners of the Foundry, (ii) notes payable in the aggregate amount of £2,500,000 ($4,908,000) due upon the earlier of: (a) January 25, 2008 or (b) the completion of an equity offering by the Company in excess of $10,000,000, and (iii) restricted common stock having an aggregate value of £2,000,000 ($3,922,000) based on the estimated fair value of the Company’s common stock as indicated by recent financings. The restricted stock vests one-third over three years on the anniversary date of the acquisition. If the Company did not repay or redeem the note prior to September 23, 2007, the aggregate principle balance due would have been automatically increased by £250,000 ($491,000). Expenses related to the acquisition were approximately $369,000. The Company redeemed the notes in full in August 2007.

The restricted stock (1) vests over three years, (2) is non-transferable and (3) is subject to adjustment for subdivisions, combinations or other corporate transactions that impact the common shares. In addition, all stockholders except for one are required to remain employed (the “continuing employees”) in order to receive the rights under the notes payable and restricted stock agreements. In accordance with Emerging Issues Task Force No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, the notes payable and restricted stock issued to the continuing employees represent compensation for post-acquisition services and were recognized in full for the year ended December 31, 2007 with respect to the notes payable and will be recognized as compensation expense ratably over the period as the restricted stock vests.

Included in operating results for the year ended December 31, 2007 is $4,850,000 of compensation expense representing repayment in full of the note payable. The notes were paid in full as required by terms of the notes, due to the Company’s sale of capital stock in August 2007 (see Note 10).

The cash and expenses related to the acquisition, aggregating $1,453,000 plus a note payable of $58,000 and restricted stock valued at $47,000 issued to a Foundry shareholder who was not subject to continuing employment, have been accounted for as part of the purchase price of the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The fair values were based on management’s estimates.

Purchase price allocation
Cash and cash equivalents	$808,000
Accounts receivable	515,000
Other current assets	87,000
Other assets	13,000
Acquired software	318,000
Trademark	127,000
Customer lists	57,000
Total assets acquired	1,925,000
Total liabilities assumed	(367,000)
Total purchase price	$1,558,000

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

4. Business Combinations  – (continued)

The agreement contained certain post-completion provisions (i.e. working capital adjustments) during the first 120 days after the date of acquisition that potentially could have resulted in a reduction of the final purchase price. No adjustment was made to the purchase price.

The Foundry’s financial position and results of operations have been included in the Company’s consolidated financial statements since March 24, 2007.

The following unaudited pro forma information reflects the acquisition of The Foundry as if the acquisition was consummated on January 1, 2007 and 2006:

	For the Year ended December 31, 2007 (Successor)	For the Period May 13 through December 31, 2006 (Successor)	For the Period January 1 through May 12, 2006 (Predecessor)
Revenue	$78,830,000	$43,610,000	$26,835,000
Net loss	$(20,245,000)	$(4,278,000)	$(4,410,000)
Net loss per share	$(1.68)	$(0.41)	$(0.07)

The above pro forma information is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition and related transactions occurred on the dates indicated, nor are the pro forma results necessarily indicative of the results to be expected for the full year or any future period. The primary adjustments in the pro forma information relate to additional amortization due to the changes in the basis of assets and interest expense related to the financing of the acquisition.

5. Intangible Assets and Goodwill

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually and more frequently if an event occurs that indicate the assets may be impaired. The Company determined there were no events or changes in circumstances that indicates that carrying values of goodwill, indefinite-lived intangible assets or other intangible assets subject to amortization may not be recoverable pertaining to the Successor period as of December 31, 2007 and December 31, 2006.

The following table provides information regarding the Company’s intangible assets with finite lives at December 31, 2007 and 2006:

	December 31, 2007				December 31, 2006
	Useful lives (months)	Gross carrying amount	Accumulated amortization	Net amount	Gross carrying amount	Accumulated amortization	Net amount
Titanic participation rights	120.0	$400,000	$65,000	$335,000	$400,000	$25,000	$375,000
Customer lists	36.0 – 60.0	187,000	76,000	111,000	130,000	27,000	103,000
Project backlog	7.5	900,000	900,000	—	900,000	900,000	—
Total		$1,487,000	$1,041,000	$446,000	$1,430,000	$952,000	$478,000

Amortization expenses for intangible assets with finite lives were $89,000 and $952,000 for the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, respectively. For the Predecessor period from January 1, 2006 through May 12, 2006 and the Predecessor year ended December 31, 2005, amortization expense was zero.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

5. Intangible Assets and Goodwill  – (continued)

The estimated amortization expense for the next five years is as follows:

2008	$99,000
2009	67,000
2010	51,000
2011	51,000
2012	43,000
Thereafter	135,000
Total	$446,000

For the Predecessor period from January 1, 2006 through May 12, 2006 there was no goodwill recorded in the Predecessor financial statements. The following table shows the changes in carrying amount of goodwill for the Successor period from May 13, 2006 through December 31, 2006 and as of December 31, 2007:

Balance at May 12, 2006 (Predecessor)	$—
Goodwill acquired	7,573,000
Balance at December 31, 2006 (Successor)	7,573,000
Goodwill acquired	—
Balance at December 31, 2007 (Successor)	$7,573,000

As of December 31, 2007 and 2006, the Company had intangible assets not subject to amortization in the amount of $4,427,000 and $4,300,000, respectively. These amounts relate to trademarks.

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are summarized as follows:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Accounts payable	$3,403,000	$2,784,000
Accrued wages and employee benefits	3,241,000	2,440,000
Accrued professional fees	327,000	862,000
Accrued contract loss	—	752,000
Other accrued expenses	2,363,000	694,000
	$9,334,000	$7,532,000

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

7. Income Taxes

Income taxes are provided in the accompanying consolidated statements of operations as follows:

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Loss before income taxes:
United States	$(13,794,000)	$(1,540,000)	$(122,000)	$(895,000)
Foreign	(6,220,000)	—	—	—
Loss before income taxes	$(20,014,000)	$(1,540,000)	$(122,000)	$(895,000)
Current:
Federal	$—	$—	$4,000	$(3,000)
State	9,000	6,000	6,000	6,000
Foreign	—	—	—	—
Total current	9,000	6,000	10,000	3,000
Deferred:
Federal	—	—	—	2,955,000
State	—	—	—	324,000
Foreign	(112,000)	—	—	—
Total deferred	(112,000)	—	—	3,279,000
Total income tax provision (benefit)	$(103,000)	$6,000	$10,000	$3,282,000

The Company’s effective tax rate on pretax income differs from the U.S. federal statutory tax rate for the Successor year ended December 31, 2007, the Successor period from May 13, 2006 through December 31, 2006, the Predecessor period from January 1, 2006 through May 12, 2006 and the Predecessor year ended December 31, 2005, as follows:

	Year ended December 31, 2007 (Successor)	For the period May 13, through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Statutory tax rate	34.0%	34.0%	34.0%	34.0%
Valuation allowance	(15.1)%	(37.9)%	134.3%	(372.1)%
Meals and entertainment	(0.1)%	(1.2)%	(7.2)%	(2.1)%
Gifts/penalties	(0.1)%	(0.5)%	(5.3)%	(2.0)%
Non-deductible transaction costs	—	—	(146.9)%	—
Warrants	(8.3)%	—	—	—
Non-deductible discount on notes	—	5.5%	—	—
Compensation paid to former shareholders of The Foundry	(8.6)%	—	—	—
State taxes	—	(0.2)%	(4.9)%	(24.4)%
Foreign rate differences	(1.2)%	—	—	—
Other, net	(0.1)%	—	(12.2)%	(0.1)%
Effective tax rate	0.5%	(0.3)%	(8.2)%	(366.7)%

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

7. Income Taxes  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. During the calendar year 2007, the Company recorded deferred tax liabilities of approximately $150,000 in connection with the Company’s purchase of The Foundry, a UK entity. Significant components of the Company’s deferred tax assets (liabilities) pertaining to the Successor periods as of December 31, 2007 and 2006 are as follows:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Deferred tax assets:
Accrued liabilities	$396,000	$353,000
State taxes	2,000	2,000
Deferred rent	71,000	71,000
Deferred revenues	639,000	639,000
Discount on notes	(636,000)	—
Stock compensation	518,000	—
Credit carryforward	131,000	131,000
Depreciation	329,000	694,000
Net operating losses	7,041,000	2,021,000
Other	92,000	92,000
Gross deferred tax assets	8,583,000	4,003,000
Valuation allowance	(7,935,000)	(3,437,000)
Net deferred tax assets	648,000	566,000
Deferred tax liability:
Amortizable intangibles	(648,000)	(566,000)
Trademarks with indefinite lives	(1,751,000)	(1,720,000)
Total deferred tax liability	(2,399,000)	(2,286,000)
Net deferred tax (liability) assets	$(1,751,000)	$(1,720,000)
Current portion of net deferred tax assets	$—	$—
Non current portion of net deferred tax (liability) assets	(1,751,000)	(1,720,000)
	$(1,751,000)	$(1,720,000)

As required by SFAS No. 109, each reporting period management evaluates the positive and negative evidence bearing upon the realizability of its deferred tax assets and establishes a valuation allowance for deferred tax assets if it is more likely than not that such assets will not be realized. During the Predecessor year ended December 31, 2005, a valuation allowance in the amount of $3,650,000 was established against all of the deferred tax assets primarily due to the recognition of losses in that year and negative evidence surrounding the entity’s liquidity position. During the Predecessor period from January 1, 2006 through May 12, 2006 and the Successor period from May 13, 2006 through December 31, 2006 a valuation allowance was maintained against all deferred tax assets primarily due to the trend in cumulative historical and anticipated losses. During the Successor year ended December 31, 2007 a valuation allowance was maintained against substantially all deferred tax assets primarily due to the trend in cumulative historical and anticipated losses. During the Predecessor period from January 1, 2006 through May 12, 2006 the valuation allowance decreased by $86,000 compared to the Predecessor year ended December 31, 2005. During the Successor period from May 13, 2006 through December 31, 2006, the valuation allowance decreased by $127,000 compared to the Predecessor from January 1, 2006 through May 12, 2006. During the Successor year ended December 31, 2007 the valuation allowance increased by $4,498,000 compared to the Successor year ended December 31, 2006.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

7. Income Taxes  – (continued)

At December 31, 2007, the Company had available federal, state and foreign net operating loss carryforwards of approximately $17,814,000, $15,197,000 and $492,000, respectively. The federal and state net operating loss carryforwards will begin expiring in the year 2020 and 2012, respectively. The foreign net operating loss pertaining to The Foundry can be carried back one year and carried forward indefinitely. The Company’s acquisition of Digital Domain Productions caused an ownership change in 2006, which pursuant to Internal Revenue Code Section 382 resulted in the use of its net operating losses being limited in the Successor period. The Company’s annual Section 382 limitation is $625,000.

On January 1, 2007, the Company adopted FIN 48, which supplements SFAS No. 109, Accounting for Income Taxes. As a result of the adoption of FIN 48, the Company performed a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. There was no impact on the consolidated financial position, results of operations or cash flows for the year ended December 31, 2007.

The Company’s practice is to recognize interest on uncertain tax positions in interest expense and penalties in selling, general and administrative expenses. For the year ended December 31, 2007, the Company incurred no such interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Internal Revenue Service (IRS) has examined and substantially concluded all tax matters for the years through 2003. In addition, open tax years related to state and foreign jurisdictions remain subject to examination but are not considered material.

8. Notes Payable and Related Financing Transactions

Financing Transaction — On July 21, 2006, the Company entered into a purchase agreement (the “Agreement”) with Falcon Mezzanine Partners II, LP (“Falcon”), whereby the Company agreed to sell Falcon $12,500,000 in Senior Secured Notes (the “Senior Secured Notes”). In addition, the Company agreed to sell (i) 1,000,000 shares of the Company’s 8% senior cumulative convertible preferred stock (“Preferred Stock”), par value $0.0001 per share, and (ii) stock purchase warrants (“Put Warrants”) for the purchase of 1,220,512 shares of the Company’s common stock. See Note 10 and Note 11 for further disclosure regarding the terms of the Preferred Stock and Put Warrants.

The gross cash proceeds from the transaction amounted to $13,500,000. Expenses for this financing transaction amounted to $3,002,000, of which $827,000 was non-cash compensation issued to legal advisors and the placement agent in the form of warrants to purchase common stock (See Note 11). The Put Warrants were recorded at their estimated fair value on July 21, 2006 of $6,600,000. The residual amount of net proceeds from the transaction of $3,898,000 was allocated to the Senior Secured Notes and Preferred Stock based on the relative fair value of these securities. The proceeds from the transaction were allocated as follows:

	Allocation of gross proceeds	Allocation of net proceeds
Notes	$6,252,000	$3,472,000
Preferred Stock	648,000	426,000
Put Warrants	6,600,000	6,600,000
Total	$13,500,000	$10,498,000

Senior Secured Notes — The Senior Secured Notes have (i) an interest rate of 15% per annum; (ii) require quarterly interest payments in arrears on March 30, June 30, September 30, and December 30; and (iii) are due on July 21, 2011. On each interest payment date, the Company may, at its option, in lieu of the payment in whole or in part of interest due on the Senior Secured Notes, which is in excess of 12% per annum, pay such amount in excess of 12% per annum on the Senior Secured Notes by adding such amount to the principal amount of the Senior Secured Notes. In order to prepay the Senior Secured Notes, the Company is required to pay the holders, in addition to the repayment amount, a redemption premium equal to a declining percentage of the outstanding principal amount

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

8. Notes Payable and Related Financing Transactions  – (continued)

thereof as the maturity date of the Senior Secured Notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125.0% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110.0% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105.0% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount.

The Company is required to extend an offer to repurchase all or part of the Senior Secured Notes from each note holder upon a change in ownership or the receipt of proceeds from a debt offering or casualty event. The payment to each note holder will include up to 100% of the outstanding principle plus a change in control premium.

The initial recording of the Senior Secured Notes resulted in a discount of $6,248,000 from the $12,500,000 face value of the Senior Secured Notes. Additionally, issuance costs of $2,780,000 allocated to the Senior Secured Notes were deferred and recorded as a reduction of the carrying amount of the Senior Secured Notes. The discount and issuance costs are being amortized over the term of the Senior Secured Notes using the effective interest method. During the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, the Company recognized $1,067,000 and $371,000, respectively of interest expense related to the amortization of the discount and issuance costs.

For the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, the Company recorded interest expense in the amount of $1,922,000 and $836,000, respectively, related to the Senior Secured Notes. Of these interest amounts, the Company elected to not pay 3% of the total 15% interest, or $385,000 and $167,000, respectively, by adding such amount to the principal amount of the Senior Secured Notes.

The Senior Secured Notes are collateralized by substantially all of the assets of the Company and have certain financial covenants covering minimum qualified cash and limitations on capital expenditures beginning June 30, 2006. At December 31, 2007 and 2006, the Company was required to maintain cash balances of $10,000,000 and $9,000,000, respectively. As of December 31, 2007 the Company was in compliance with all required debt covenants. As of December 31, 2006, the Company was in violation of the limitations on capital expenditures covenant. However, the Company has obtained a waiver from Falcon for this item.

Under the terms of the Senior Secured Notes, the Company is also subject to covenants as modified by Amendment No. 1 to the Amended Agreement (as defined in Series B Notes below), requiring it (i) not to exceed a specified total leverage ratio, (i.e., the ratio of the Company’s consolidated indebtedness as of the last day of the applicable test period (each, a “Test Date”) to its consolidated earnings before interest, taxes, depreciation and amortization, and all other non-cash charges to consolidated net income (“Consolidated EBITDA”) for the four prior fiscal quarters) as modified by Amendment No. 1 to the Amended Agreement (as defined in the succeeding paragraph), (the “Total Leverage Ratio Covenant”), and (ii) to maintain a specified fixed charge coverage ratio, (i.e., the ratio of the Company’s Consolidated EBITDA (less unfinanced capital expenditures ) for the prior four fiscal quarters to interest expense and other fixed charge payments made in the prior four fiscal quarters (the “Fixed Charged Coverage Ratio Covenant”), except that, in the case of the initial Test Date of April 30, 2009 applicable to each such covenant the test period is the twelve month period ended on that date (taken as one accounting period). For each of the Total Leverage Ratio Covenant and the Fixed Charged Coverage Ratio Covenant, compliance is required as of April 30, 2009 and as of the end of each of the Company’s fiscal quarters ending during the term of the Senior Secured Notes, commencing with the quarter ending June 30, 2009. The minimum qualified cash covenant was extended from its original expiration date of June 30, 2008 through March 31, 2009.

Series B Notes — On May 16, 2007, the Company entered into an Amended and Restated Purchase Agreement (the “Amended Agreement”) with Falcon, whereby the Company agreed to sell Falcon $7,000,000 in Series B Notes (“Series B Notes”) due in 2011. In addition, the Company agreed to issue Falcon stock purchase warrants (“Put Warrants”) for the purchase of 416,666 shares of the Company’s common stock. See Note 11 for further disclosure regarding the terms of the Put Warrants. A partner of Falcon Investment Advisors, LLC, a private investment firm,

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

8. Notes Payable and Related Financing Transactions  – (continued)

which is an affiliate of Falcon Mezzanine Partner, II, LP, is a member of the Company’s board of directors. The Series B Notes (i) carry an interest rate of 15% per annum; (ii) require quarterly interest payments in arrears on March 30, June 30, September 30, and December 30 commencing June 2007; and (iii) are due on July 21, 2011. On each interest payment due date, the Company may, at its discretion, in lieu of the payment in whole or in part of interest due on the Series B Notes, which is in excess of 12% per annum, pay such amount in excess of 12% per annum on the Series B Notes by adding such amounts to the principle amount of the Series B Notes. In order to prepay these notes, the Company is required to pay the holders, in addition to the repayment amount, a redemption premium equal to a declining percentage of the outstanding principal amount thereof as the maturity date of the Series B Notes approaches, as follows: from July 21, 2007 to July 20, 2008, 125% of the outstanding principal amount; from July 21, 2008 to July 20, 2009, 110% of the outstanding principal amount; from July 21, 2009 to July 20, 2010, 105% of the outstanding principal amount; and from July 21, 2010 to July 20, 2011, 102.5% of the outstanding principal amount.

For the Successor year ended December 31, 2007, the Company recorded interest expense in the amount of $657,000 related to the Series B Notes. Of this interest amount, the Company elected to not pay 3% of the total 15% interest, or $131,000 by adding such amount to the principal amount of the Series B Notes.

The Series B Notes contain the same financial covenants as the $12,500,000 Senior Secured Notes issued on July 21, 2006. The Amended Agreement was amended on February 22, 2008, pursuant to Amendment No. 1 thereto, as a result of which certain of these financial covenants were modified. The 416,666 warrants, which have substantially similar terms to the Put Warrants issued with the Senior Secured Notes, including the put option, were recorded at $3,425,000, or $8.22 per share, which was determined to be the fair value at the date of issuance. Because the warrants have a put option, they have been recorded as a liability and will be adjusted to fair value at each reporting date.

The proceeds for the transaction amounted to $6,603,000, net of transaction costs of $397,000. The put warrants were initially recorded at their estimated fair value of $3,425,000. The residual amount of net proceeds from the transaction of $3,178,000 was allocated to the Series B Notes.

The discount and transaction costs are being amortized over the term of the Series B Notes using the effective interest method. During the Successor year ended December 31, 2007, the Company recognized $368,000 of interest expense related to the amortization of the discount and issuance costs.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

8. Notes Payable and Related Financing Transactions  – (continued)

A summary of notes payable is as follows:

	December 31, 2007 (Successor)	December 31, 2006 (Successor)
Senior Secured Notes payable:
Face amount	$12,500,000	$12,500,000
Accrued interest added to principal	552,000	167,000
Total principal	13,052,000	12,667,000
Unamortized discount	(5,253,000)	(5,990,000)
Unamortized issuance costs	(2,337,000)	(2,665,000)
	(7,590,000)	(8,655,000)
Total – Senior Secured Notes	$5,462,000	$4,012,000
Series B Notes payable:
Face amount	$7,000,000	$—
Accrued interest added to principal	131,000	—
Total principal	7,131,000	—
Unamortized discount	(3,095,000)	—
Unamortized issuance costs	(355,000)	—
	(3,450,000)	—
Total – Series B Notes	$3,681,000	$—
Total	$9,143,000	$4,012,000

9. Commitments and Contingencies

Capital and Operating Leases — The Company is obligated under capital equipment leases and various operating leases for certain premises and computer equipment. The majority of these leases require that the Company perform all necessary repairs and maintenance, provide insurance and pay taxes assessed against the leased property. The terms of the leases range from one to six years, some of which have renewal options and purchase options. In addition, the production facility and office space leases provide for rent adjustment increases. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis over the term of the lease. Obligations of $195,000 and $82,000 representing future payments in excess of rent expense are reflected in the accompanying consolidated balance sheets as of December 31, 2007 and 2006, respectively.

In 2005, the Predecessor entered into financing agreements for certain computer equipment generating proceeds of $1,588,000. These leases have been recorded as capital leases, are for 36 months and provide for a purchase option at the end of the lease term.

In 2004, the Predecessor entered into capital lease arrangements with a corporation who was also a stockholder of the Predecessor for computer equipment totaling approximately $1,193,000. In connection with the merger described in Note 4, the corporation ceased to be a stockholder on May 12, 2006. For the Successor year ended December 31, 2007, the Successor period from May 13, 2006 through December 31, 2006, the Predecessor periods from January 1, 2006 through May 12, 2006 and the Predecessor year ended December 31, 2005 approximately $0, $6,000, $92,000 and $689,000, respectively of lease payments were incurred in connection with this related party leasing arrangement.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

9. Commitments and Contingencies  – (continued)

Future minimum payments under capital and operating leases at December 31, 2007 are as follows:

	As of December 31, 2007
	Capital leases	Operating leases
	(Successor)
2008	$247,000	$2,481,000
2009	—	2,062,000
2010	—	2,028,000
2011	—	2,000,000
2012	—	2,060,000
Thereafter	—	2,080,000
Total minimum lease payments	247,000	$12,711,000
Less amount representing interest at interest rates ranging from 3% to 10%	(5,000)
	$242,000

Rent expense under the operating leases for the Successor year ended December 31, 2007, and the Successor period from May 13, 2006 through December 31, 2006 was $2,055,000 and $1,222,000, respectively, and for the Predecessor period from January 1, 2006 through May 12, 2006 and the Predecessor year ended December 31, 2005 was $729,000 and $1,815,000, respectively.

Effective February 4, 2008, the Company entered into a capital lease arrangement for an equipment purchase of $2,549,000. The lease carries a term of 36 months, an effective interest rate of 12.7% and a $1 buyout provision with monthly payments of $85,000. The Company has classified the lease as a capital lease per SFAS No. 13, Accounting for Leases.

Litigation

C. Bradley Call v. Digital Domain Productions, Inc. et al; Digital Domain Productions, Inc. v. C. Bradley Call.

In October 2006, Digital Domain, Inc. (now, Digital Domain Productions) filed a lawsuit in the Los Angeles Superior Court against C. Bradley Call, Digital Domain, Inc.’s former President and Chief Operating Officer, alleging claims arising from certain acts and omissions of Call that damaged Digital Domain, Inc., including claims for breach of fiduciary duty and breach of the duty of loyalty. In October 2006, Call filed a lawsuit in the Los Angeles Superior Court against the Company, Digital Domain, Inc., and three principals asserting claims relating to the termination of Call’s employment, including claims for breach of contract, fraud, unfair business practices and California Labor Code violations. On April 20, 2007, Call amended his complaint to include purported claims for securities fraud under California Corporations Code Section 25401 and retaliatory discharge under the California Fair Housing and Employment Act. Mr. Call alleges that he is entitled to damages in excess of $3.5 million.

While the Company intends to defend against this action vigorously, the ultimate outcome of this case is presently not determinable as discovery has not been completed and no trial date has been set. Thus, the Company cannot at this time determine the likelihood of an adverse judgment or a likely range of damages in the event of an adverse judgment.

Other

Additionally, the Company is involved in routine litigation arising in the ordinary course of conducting its business. In the opinion of management, none of this pending routine litigation will have a material adverse effect on the Company’s consolidated financial condition or results of operations.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

10. Capital Stock

Common Stock — The Company is authorized to issue 180,000,000 shares of common stock. As of December 31, 2007, 12,818,362 shares of common stock are issued and outstanding.

The Company had reserved shares of common stock as of December 31, 2007 as follows:

Conversion of preferred stock into common stock	166,666
Exercise of common stock options	1,875,394
Restricted stock awards	522,869
Exercise of common stock warrants	2,196,559
4,761,488

The Company was incorporated on April 28, 2006 for the specific purpose of acquiring Digital Domain Productions. The acquisition was consummated on May 12, 2006. The Company was capitalized by its founding stockholders in a series of transactions from April 28, 2006 through May 12, 2006 through the issuance of 8,683,332 shares of common stock for cash proceeds of $3,064,000.

In May and June of 2006, the Company issued an aggregate 2,906,320 shares of common stock to additional investors for gross proceeds of $17,438,000. Expenses for this offering amounted to $3,445,000, of which $939,000 was non-cash compensation issued to the placement agent in the form of warrants to purchase common stock (See Note 11). The shares of common stock issued to these investors were subject to an anti-dilution adjustment with respect to any issuances by the Company of shares of common stock at less than $6.00 per share through June 2007. In addition, these shares of common stock have “tag along” rights entitling the holders of the stock to sell any or all of their shares upon the same terms as, and along with, any sale of securities of the Company held by certain stockholders subject to customary terms and conditions incident to such a right. The “tag along” rights terminate upon an initial public offering. The shares of common stock purchased by the additional investors were also subject to the right to participate in one “piggyback” registration during the two-year period following the issuance of these shares in May and June 2006.

In July and August 2007, the Company issued an aggregate 1,228,710 shares of common stock to additional investors for gross proceeds of $10,321,000, or $10,281,000 net of issuance costs of $40,000. The shares of common stock issued to these investors are subject to the right to participate in “piggyback” registrations and each investor that invested $1,000,000 or more has a single demand registration right.

Under the terms of the Company’s notes payable the Company is restricted from paying cash dividends on its common stock.

8% Senior Cumulative Convertible Participating Preferred Stock (“Preferred Stock”) — As of December 31, 2006, the Company is authorized to issue Preferred Stock of up to 25,000,000 shares. There were 1,000,000 shares of Preferred Stock issued and outstanding as of December 31, 2007. The par value of the Preferred Stock is $0.0001 per share. As more fully described in Note 8 – Notes Payable and Related Financing Transaction, on July 21, 2006 the Company sold to Falcon, a third party investor, $12,500,000 of notes payable (“Notes”), 1,000,000 shares of the Company’s Preferred Stock for $1,000,000 and Put Warrants to purchase 1,220,512 shares the Company’s common stock. The gross cash proceeds from the transaction amounted to $13,500,000, of which $648,000 was allocated to the Preferred Stock. The initial carrying value of the Preferred Stock after allocating the gross proceeds and financing expenses was $426,000. The rights, preferences and privileges of the holders of Preferred Stock are as follows:

•	Rank — Preferred Stock rank senior to all classes of common stock and to each other class of capital stock or series of preferred stock with respect to dividend distributions and distributions upon liquidation, winding up or dissolution of the Company.
•	Dividends — The holders of Preferred Stock are entitled to receive dividends, when, and if declared by the board of directors, at an annual rate of 8% of the liquidation amount of each share, and in the event that

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

10. Capital Stock  – (continued)

the Company shall declare a dividend or make any other distribution with respect to shares of any class of common stock of the Company, the holders shall be entitled to receive a dividend in an amount equal to the amount of such dividend received by a holder of the shares of common stock for which such shares of convertible preferred stock is convertible on the date of the payment of such dividend to holders of common stock. Dividends are cumulative, whether or not earned or declared, accruing on a daily basis from issuance of the shares of Preferred Stock. As of December 31, 2007 and 2006, the holders of the Preferred Stock had accumulated dividends that had not been declared in the amount of $115,000 and $35,000, respectively.
•	Liquidation Preference — In the event of any voluntary or involuntary liquidation, dissolution or winding up (collectively “liquidation”) of the affairs of the Company, the holders of Preferred Stock are entitled to be paid an amount (“liquidation preference”) in cash equal to the greater of (x) the sum of the liquidation amount for each share of Preferred Stock outstanding plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for such liquidation (including an amount equal to a prorated dividend for the period from the last dividend payment date to such date) or (y) the amount they would be entitled to receive as if all of the shares of Preferred Stock had been converted into common stock as of the date immediately prior to the date fixed for determination of stockholders entitled to receive a distribution in such liquidation event, before any cash distribution shall be made or any other assets distributed in respect of junior securities, including, without limitation, common stock. As of December 31, 2007, the liquidation preference was $1.12 per share ($1,115,000 in the aggregate). As of December 31, 2006, the liquidation preference was $1.04 per share ($1,035,000 in the aggregate). As of December 31, 2007 and December 31, 2006, the liquidation amount of a share of preferred stock was $1.00. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization.
•	Change of Control — Upon the occurrence of a “change of control” of the Company, the Company will make an offer to purchase the outstanding shares of Preferred Stock at a purchase price equal to the greater of (x) 100% of the liquidation amount thereof, plus all accumulated and unpaid dividends (including prorated dividends due) and (y) the amount payable if such shares had been converted into shares of the Company’s common stock as of the date immediately prior to the date fixed for determining the rights of holders of common stock in connection with such change of control. The Preferred Stock has been classified on the accompanying balance sheet as mezzanine equity due to the change of control provision.
•	Conversion Rights — A holder of any share of Preferred Stock may at any time and from time to time convert such share into such number of fully paid and non-assessable shares of common stock as is determined by dividing (A) the liquidation amount of the share by (B) the conversion price then in effect. The Company may convert the outstanding Preferred Stock in whole but not in part, with each share of Preferred Stock converting into such number of fully paid and non-assessable shares of common stock as is determined by dividing (A) the liquidation amount of the share by (B) the conversion price then in effect, if the Company consummates an initial public offering of its common stock for gross cash proceeds of at least $25,000,000 at a price to the public of not less than 1.25 times the conversion price then in effect. The liquidation amount was $1.00 per share as of December 31, 2007 and December 31, 2006. The liquidation amount is subject to adjustment for each stock combination, split or recapitalization. The conversion price was $1.00 per share as of December 31, 2007 and December 31, 2006. The conversion price is also subject to adjustment in certain circumstances, including if the Company issues common stock, or securities convertible into common stock, at a price per share less than the conversion price in effect at the time of issuance of such common stock. Upon consummation of the reverse stock split referenced in Note 1 — Reverse Stock Split, each outstanding share of Preferred Stock will be convertible into one sixth of a share of common stock. The Preferred Stock offering was determined to contain a beneficial conversion feature on the offering commitment date because the estimated fair value of the common stock into which the Preferred Stock could be converted was $212,000 greater than the $648,000 of gross proceeds from the

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

10. Capital Stock  – (continued)

financing transaction that were allocated to the Preferred Stock (See Note 8 — Notes Payable and Financing Transaction). The resulting beneficial conversion charge of $212,000 has been reflected in the accompanying consolidated financial statements as both a reduction and increase in additional paid-in capital during the Successor period from May 13, 2006 through December 31, 2006. If the conversion price is adjusted downward at a future date, an additional beneficial conversion charge would be recorded by the Company as a reduction in retained earnings or, in the absence of retained earnings, additional paid-in capital, and an increase in additional paid-in capital. In the period of the charge, if any, net income applicable to common stockholders and net income per share would be reduced.
•	Voting Rights — Holders of the Preferred Stock have the right to receive notice of any meeting of holders of common stock or convertible preferred stock and to vote upon any matter submitted to a vote of the holders of common stock or convertible preferred stock. The holders shall vote on each matter submitted to them with the holders of common stock and all other classes and series of capital stock entitled to vote on such matters, taken together as a single class. Each holder of preferred stock shall be entitled to vote their shares of preferred stock with respect to each such matter the number of votes that equals the number of shares of common stock into which such shares of preferred stock are then convertible.

Series A, B and C Preferred Stock — Prior to its acquisition on May 12, 2006, Digital Domain Productions had authorized, issued and outstanding preferred stock as follows: (1) 33,333,334 shares of Series A preferred stock; (2) 33,333,334 shares of Series B preferred stock; and (3) 33,333,334 shares of Series C preferred stock. All shares of Series A, B and C preferred stock were cancelled in connection with the Company’s acquisition of Digital Domain Productions in 2006. There were no issuances of Series A, B or C preferred stock during the year ended December 31, 2005. The rights, preferences and privileges of the holders of the Series A, B and C preferred stock, as amended on September 17, 2003, for periods presented herein prior to the acquisition were as follows:

•	Rank — The Series A, B and C preferred stock were on parity with each other with respect to dividend rights and rights on liquidation, winding up and dissolution of the Company.
•	Dividends — Holders of the Series A, B and C preferred stock were not entitled to any dividends unless dividends were paid to holders of common stock.
•	Liquidation Preference — In the event of any voluntary or involuntary liquidation, dissolution or winding up (collectively “liquidation”) of the affairs of the Company the holders of Series A, B and C preferred stock were entitled to be paid an amount in cash equal to $0.3743 per share subject to adjustment in certain circumstances. As a result of the acquisition of Digital Domain Productions by DD Acquisition on May 12, 2006 the holders of the Series A, B and C preferred stock received a liquidation preference of $0.285 per share, as the consideration received was not sufficient to realize the full liquidation preference.
•	Conversion Rights — Each share of Series A, B and C preferred stock was convertible into common stock based on a formula, which was subject to adjustment in certain circumstances. The conversion ratio was one-to-one as of the date of the acquisition.
•	Voting Rights — Holders of the Series A, B and C preferred stock could vote together with holders of the common stock as one class on all matters submitted to a vote of the Company's stockholders. In any such vote, each share of Series A, B and C preferred stock was entitled to the equivalent of ten common votes. Holders of each class of preferred stock (the Series A, B and C preferred stock), voting separately as a class, were entitled to elect two preferred directors and two alternate preferred directors of the Company.
•	Redemption — Holders of Series C preferred stock were allowed to put their shares to the Company in exchange for liquidation value. Holders of Series A and B shares were also entitled to receive their liquidation value if a change of control occurs.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

10. Capital Stock  – (continued)

•	Change of Control — The occurrence of a “change of control” of the Company would have been deemed a liquidation and the holders of Series A, B and C preferred stock would be entitled to be paid an amount in cash equal to $0.3743 per share.

The Series C preferred stock was classified as mezzanine equity due to its mandatory redemption feature. The Series A preferred stock and Series B preferred stock was classified as mezzanine equity due to the change of control provision.

11. Stock Options, Restricted Stock and Warrants

As of December 31, 2007, the Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income related to stock options was $1,070,000 and $286,000, respectively, for the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006. There was no compensation expense for the Predecessor period January 1 through May 12, 2006 and for the year ended December 31, 2005. The Company has not capitalized as an asset any stock-based compensation costs.

Digital Domain General Common Stock Equity Plan:

In September 2006, the Digital Domain 2006 General Common Stock Equity Plan (the “Plan”) was established to grant options or restricted stock to current, prospective and former employees, directors and consultants covering up to 2,382,861 shares of the Company’s common stock. As of December 31, 2007, 507,467 shares were available under the Plan for future grants of options or restricted stock.

On March 26, 2008, the Company’s board of directors approved an amendment to the Plan that (i) increases the aggregate number of shares reserved thereunder to 2,716,195 and (ii) provides for an annual increase to such number of shares to be added on the first day of each fiscal year equal to the lesser of (a) 333,333 shares, (b) 3.0% of the aggregate number of shares of the Company’s common stock outstanding on such date, or (c) a lesser amount determined by the Company’s board of directors.

Option awards under the Plan are to be issued at no less than 100% of the fair market value of the underlying shares on the grant date. Options generally vest semi-annually in eight equal installments over a four-year period from the grant date, provided there has not been a termination of the participant’s service as of any vesting date. Options are scheduled to expire ten years from the date of grant, five years in the case of a ten percent stockholder.

Restricted stock awards (“RSAs”) under the Plan may not be issued for consideration less than 85% (100% if granted to a ten percent stockholder) of the fair market value of the underlying shares on the grant date or on the date the purchase is completed. The terms and vesting period for each restricted stock award will be set forth in the individual award agreements. However, the award cannot have an expiration date that is more than ten years after its grant date. For the Successor year ended December 31, 2007 and the Successor period May 13 through December 31, 2006 and Predecessor period January 1 through May 12, 2006, there have been no issuances of restricted stock awards under the Plan. There were restricted stock awards that were granted outside of the Plan in connection with the acquisition of The Foundry (see Note 4), which are discussed further below.

Options under the Plan are accounted for in accordance with SFAS No. 123R. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The stock price volatility used in the valuation model is based on the historical volatilities of public companies that are comparable to the Company in type of business and size of revenue consistent with the expected lives of the stock options because the Company believes this is a reasonable representation of future volatility. The Company estimated the expected life of each stock option granted in the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006 using the short-cut method permissible under the Securities and Exchange Commission Staff Accounting Bulletin Topic 14, Share-Based Payment (“SAB

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

11. Stock Options, Restricted Stock and Warrants  – (continued)

107”), which utilizes the weighted average expected life of each tranche of the stock option, determined based on the sum of each tranche’s vesting period plus one-half of the period from the vesting date of each tranche to the stock option’s expiration. The risk-free interest rate is based on the implied yield available on U.S. Treasury securities with a term equivalent to the expected life of the stock option. Additionally, the Company uses historical data and management judgment to estimate stock option exercise behavior and employee turnover rates to estimate the number of stock option awards that will eventually vest.

	Year Ended December 31, 2007 (Successor)	Period from May 13, 2006 through December 31, 2006 (Successor)
Weighted-average volatility	57%	62%
Expected dividends	$0.00	$0.00
Expected term (in years)	5.0 – 6.25	5.0 – 6.25
Weighted-average risk-free interest rate	4.41%	4.77%

A summary of option activity under the Plan as of December 31, 2007, and changes for the Successor year ended December 31, 2007 is presented below:

Options	Shares	Weighted-average exercise price per share	Weighted-average remaining contractual term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	533,332	$6.00	9.8	$—
Granted	1,376,937	$7.56
Forfeited / Expired	(34,875)	$6.00
Outstanding at December 31, 2007	1,875,394	$7.15	9.2
Vested or expected to vest at December 31, 2007	1,732,404	$7.15	9.2	$2,174,000
Exercisable at December 31, 2007	250,233	$6.06	8.1	$586,000

The weighted-average grant-date fair value of options granted during the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006 was $4.50 and $3.02 per share, respectively.

As of December 31, 2007, there was $5,905,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.3 years. The total fair value of shares vested during the year ended December 31, 2007 was $648,000 and for the successor period from May 13, 2006 through December 31, 2006 was $141,000.

Digital Domain Productions Stock Option Plan:

Digital Domain Productions’ 1995 Stock Option Plan (the “Digital Domain Productions Plan”) authorized the grant of options to employees, directors, consultants and advisors of Digital Domain Productions for up to 14,143,921 shares of the subsidiary’s (Digital Domain Productions’) common stock. The options were issued at exercise prices greater than or equal to the estimated fair value of the Digital Domain Productions common stock as of the grant date, vest over a four-year period and expire ten years from the date of grant or at such earlier date as the board of directors may otherwise specifically determine in granting such option. There were no options granted under the Digital Domain Productions Plan during the year ended December 31, 2006. As of December 31, 2006, the

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

11. Stock Options, Restricted Stock and Warrants  – (continued)

Digital Domain Productions Plan had expired and therefore, there will be no further grants under this plan. Any options exercised will create a minority interest in Digital Domain Productions.

In 2006 the Company adopted SFAS No. 123R, using the prospective transition method to account for stock options. Using the prospective method, the Company is required to record compensation cost in accordance with SFAS No. 123R only for awards issued, modified, repurchased or cancelled after January 1, 2006.

Prior to January 1, 2006, Digital Domain Productions accounted for stock-based employee compensation arrangements in accordance with the provisions of APB No. 25 and related interpretations, and complied with the disclosure requirements of SFAS 123. Digital Domain Productions used the minimum value method with respect to its application of the disclosure requirement under SFAS 123 to measure the fair value for awards issued prior to January 1, 2006.

A summary of the Company's stock option activity, and related information for the Successor year ended December 31, 2007, the Successor period from May 13, 2006 through December 31, 2006, the Predecessor period from January 1, 2006 through May 12, 2006, and the Predecessor year ended December 31, 2005 is as follows:

	Options	Weighted-average exercise price per share
Options outstanding – December 31, 2005	6,862,250	$1.28
Forfeited/Cancelled	(341,125)	$1.29
Options outstanding – May 12, 2006	6,521,125	$1.28
Forfeited/Cancelled	(2,201,875)	$1.35
Options outstanding – December 31, 2006	4,319,250	$1.24
Forfeited/Cancelled	(3,584,000)	$1.30
Options outstanding – December 31, 2007	735,250	$0.96
Vested or expected to vest at December 31, 2007	735,250	$0.96
Exercisable – December 31, 2007	722,750	$0.97

There was no intrinsic value of options outstanding, vested or expected to vest and exercisable at December 31, 2007, December 31, 2006, or May 12, 2006, as the estimated fair value of the Company’s common stock was less than the exercise price of those options. The weighted average fair value, as determined using the minimum value method pursuant to SFAS No. 123, of options at their grant date during 2005 was zero because the exercise price was greater than the fair value on the grant date.

Exercise prices for options outstanding as of December 31, 2007 ranged from $.70 and $1.00 to $2.50. The weighted-average remaining contractual life of those options is 5.3 and 2.5 years, respectively.

During the Successor year ended December 31, 2007 and the Successor period from May 13, 2006 through December 31, 2006, the Company modified options granted to certain employees under the Digital Domain Productions Plan. These options were cancelled and the employees received options under the Digital Domain Productions Plan. The Company treated the cancellation and regrant of options as a modification to the original grants. The fair value of the cancelled options was not material. The Company recorded incremental compensation cost related to the fair value of the new awards granted under the Plan.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

11. Stock Options, Restricted Stock and Warrants  – (continued)

Restricted Stock

In connection with the acquisition of The Foundry in March 2007 (see Note 3), the Company issued 522,869 shares of restricted stock as a portion of the purchase consideration. This restricted stock was not issued under the Plan. The restricted common stock has an aggregate value of $3,922,000 based on a price per share equal to the restricted stock value of $7.50 per share.

The restricted stock (1) vests annually over three years, (2) is non-transferable and (3) is subject to adjustment for subdivisions, combinations or other corporate transactions that impact the common shares. In addition, all stockholders except for one are required to remain employed (the “continuing employees”) in order to receive the rights under the notes payable and restricted stock agreements. In accordance with EITF 95-8, Accounting for Contingent Consideration Paid to the Stockholders of an Acquired Enterprise in a Purchase Business Combination, restricted stock issued to the continuing employees represent compensation for post-acquisition services and will be recognized as compensation expense ratably over the period the restricted stock vests.

For the year ended December 31, 2007, the restricted stock awards resulted in an expense of $1,001,000.

As of December 31, 2007, there was $2,874,000 of total unrecognized compensation cost related to the restricted stock awards. That cost is expected to be recognized over a weighted-average period of 2.2 years.

The following table summarizes the restricted stock award activity for the year ended December 31, 2007:

	Restricted Stock Awards	Weighted-Average Grant-Date Fair Value Per Share
Granted	522,869	$7.50
Unvested RSAs outstanding at December 31, 2007	522,869	$7.50
Vested or expected to vest at December 31, 2007	522,869	$7.50

Warrants

The Company has issued warrants to an investor in connection with financing transactions and issued warrants as non-cash compensation to placement agents and legal advisors in connection with financing and other transactions (see Notes 8 and 10).

Warrants Issued to Service Providers

In February 2007, the Company issued a warrant to purchase shares of common stock to a firm that provided legal services to the Company. The warrant was fully vested upon issuance and entitles the holder to purchase 33,333 shares of common stock, par value $0.0001 per share, at an exercise price of $6.00 per share. The fair value of the warrant is approximately $200,000 and is reflected as an increase in additional paid-in capital and general and administrative expense.

Under the terms of the warrant agreement: (1) the warrants are exercisable in whole or in part at any time prior to the expiration date (February 2012); (2) at any time after an initial public offering the warrant may be exercised on a cashless basis; (3) the exercise price and aggregate number of shares of common stock issuable upon exercise is subject to adjustment upon the occurrence of (a) adjustment for subdivisions, combinations and other issuances of common stock; (b) merger of the Company with or into another corporation when the Company is not the surviving entity or; (c) change in the capital stock; (3) the warrants expire 5 years from their issuance date; (4) are nontransferable except to partners of the law firm and (5) contain “piggy-back” registration rights provisions whereby the holder of the warrant shall be entitled to participate in one “piggy-back” registration during the period ending on or about May 31, 2008.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

11. Stock Options, Restricted Stock and Warrants  – (continued)

In accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the Company estimated the fair value of these warrants based on the fair value of the services received as that value was determined to be more reliably measurable.

In June 2006, in connection with the sale of the Company’s common stock, the Company issued a warrant to purchase shares of common stock to a firm that acted as placement agent (see Note 10) — Capital Stock. The warrant was fully vested upon issuance and entitles the holder to purchase 290,632 shares of common stock, par value $0.0001 per share, at an exercise price of $6.00 per share. The fair value of the warrant of $939,000 was recorded as equity.

In connection with the note payable and related financing transaction in July 21 2006, the Company issued a warrant to purchase shares of common stock to a firm that provided legal services (see Note 8). The warrant was fully vested upon issuance and entitles the holder to purchase 66,666 shares of common stock, par value $0.0001 per share, at an exercise price of $6.00 per share. The fair value of the warrant of $216,000 was accounted for as a cost of the note payable and related financing transaction and as equity. See Note 8 and Note 10.

Under the terms of the warrant agreements: (1) the warrants are exercisable in whole or in part at any time prior to the expiration date; (2) at any time after an initial public offering the warrant may be exercised on a cashless basis; (3) the exercise price and aggregate number of shares of common stock issuable upon exercise is subject to adjustment upon the occurrence of (a) adjustment for subdivisions, combinations and other issuances of common stock; (b) merger of the Company with or into another corporation when the Company is not the surviving entity or; (c) change in the capital stock; (4) the warrants expire 5 years from their issuance date; (5) the warrants are non-transferable except to officers, directors and employees of the placement agent or the law firm and (6) contain “piggy-back” registration rights provisions whereby the holder of the warrant shall be entitled to participate in one “piggy-back” registration during the period ending on or about May 31, 2008.

The fair value of these warrants was estimated as of July 21, 2006 using the Black-Scholes option-pricing model that uses the following assumptions: average volatility of 58%, expected dividends of $0, contractual term of five years, and risk-free interest rate of 4.46%. The stock price volatility used in the valuation model is based on the historical volatilities of companies that are comparable to the Company in type of business and size of revenue. The risk-free interest rate is based on the implied yield available on U.S. Treasury securities with a term equivalent to the term of the warrants.

The Company also issued a warrant to purchase shares of common stock to a firm that provided investment-banking services to the Company in connection with the July 21, 2006 notes payable and related financing transaction. The holder of the warrant is entitled to purchase 168,750 shares of common stock, par value $0.0001 per share, at an exercise price of $4.62 per share. The fair value of the warrant of $611,000 was accounted for as a cost of the notes payable and related financing transaction and as equity.

Under the terms of the warrant agreement, the warrants will: (1) be non-redeemable by the Company; (2) be exercisable for $4.62 per share at any time and from time to time, in whole or in part, on a cash or cashless basis during the period beginning on the date of issuance, July 21, 2006 and terminating five years following the issue date; (3) contain anti-dilution provisions; (4) contain “piggy-back” registration rights provisions; (5) be non-transferable except to affiliates of the investment banking firm and their respective owners, employees and consultants; and (6) be converted into common stock immediately prior to the completion of an initial public offering of the Company’s common stock if required for marketing purposes by the lead managing underwriter in such initial public offering.

The fair value of the warrants was estimated as of July 21, 2006 using the Black-Scholes option-pricing model that uses the following assumptions: average volatility of 58%, expected dividends of $0, contractual term of five years, and risk-free interest rate of 4.46%. The stock price volatility used in the valuation model is based on the

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

11. Stock Options, Restricted Stock and Warrants  – (continued)

historical volatilities of public companies that are comparable in type of business and size of revenue. The risk-free interest rate is based on the implied yield available on U.S. Treasury securities with a term equivalent to the term of the warrants.

Put Warrants

On May 16, 2007, the Company issued a warrant to purchase 416,666 shares of Common Stock in connection with the financing transaction with Falcon (see Note 8). On July 21, 2006, the Company issued a warrant to purchase 1,220,512 shares of Common Stock in connection with another financing transaction with Falcon. Under the terms of the warrant certificates (1) the warrants are exercisable in whole or in part at any time prior to July 21, 2016; (2) the exercise price and aggregate number of shares of common stock issuable upon exercise is subject to adjustment upon the occurrence of (a) change in capital stock, (b) adjustment for certain issuances of common stock, and (c) adjustment for other distributions; (3) the warrants have a put option that becomes exercisable on July 21, 2011 and expires on the earlier of July 21, 2016 or an initial public offering that raises gross proceeds to the Company of not less than $25 million whereby the Company is required to purchase the warrant at the then current fair market value of the underlying common stock, less the exercise price ($0.0006 per warrant share); (4) the warrants expire on July 21, 2016.

On May 16, 2007, the 416,666 warrants were recorded at $3,425,000 or $8.22 per share, which was determined to be the fair value at the date of issuance. On July 21, 2006, the 1,220,512 warrants were recorded at $6,600,000 or $5.41 per share, which was determined to be the fair value at the date of issuance. Due to the put feature of the warrants, they have been recorded as a liability and will be adjusted to fair value at each reporting date. As of December 31, 2007, there was a charge to interest expense in the amount of $ 4,906,000 to adjust the carrying value of the warrants to their fair value.

A summary of outstanding warrants at December 31, 2007 is as follows:

	Number of Shares	Exercise Price Per Share	Expiration Date
	290,632	$6.00	June 2011
	66,666	$6.00	July 2011
	168,750	$4.62	July 2011
	1,637,178	$0.0006	July 2016
	33,333	$6.00	February 2012
Total warrants outstanding at December 31, 2007	2,196,559
Weighted average exercise price per share		$1.42

12. Employee Benefit Plan

The Company has adopted a qualified tax deferred profit sharing plan (“Profit Sharing Plan”) for all of its eligible employees. Under the Profit Sharing Plan, as amended on November 1, 2002, each participant is permitted to make voluntary contributions not to exceed the lesser of 60% of his or her respective compensation or the applicable statutory limitation, and is immediately 100% vested. The Profit Sharing Plan was amended on January 1, 2007, to allow for safe-harbor matching contributions. Under the terms of the safe-harbor match, each employee is immediately 100% vested in the matching contribution. The matching contributions are made on an annual basis to all employees who participated in the Profit Sharing Plan during the preceding year. Expenses related to these contributions totaled $925,000 for the year ended December 31, 2007. The Company did not make matching contributions to the Profit Sharing Plan and, therefore, recorded no related expense for the Successor period from May 13, 2006 through December 31, 2006, the Predecessor period from January 1, 2006 through May 12, 2006, and the Predecessor year ended December 31, 2005.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

12. Employee Benefit Plan  – (continued)

The Foundry maintains a defined contribution pension plan. The Foundry makes matching contributions between 3% and 5% and expenses related to these contributions totaled $42,000 for the period March 24, 2007 to December 31, 2007.

13. Related Party Transactions

On March 11, 2008, three individuals who are principal stockholders and board members of the Company (the “Grantors”) individually entered into an Option Agreement (the “Agreement”) with an individual who is also a board member of the Company (the “Holder”). Under the terms of the Agreement, each Grantor granted the Holder an option to purchase 22,222 shares of the common stock of the Company owned by him for an exercise price of $8.40 per share. The options are fully vested on the grant date and expire 24 months from the grant date. The fair value of the options will be estimated using the Black-Scholes option-pricing model and will be reflected as an increase in selling, general and administrative expenses and additional paid-in capital.

The Company periodically creates digital imagery for feature films and commercials on which one of the Company’s co-chairmen is the director or his production company is the producer. Revenues from one feature film and three commercials associated with the Company’s co-chairman or his production company aggregated $5,274,000 for the Successor year ended December 31, 2007. Revenues from three feature films associated with the Company’s co-chairman or his production company aggregated $1,848,000 during the Successor period May 13 through December 31, 2006. For the predecessor period from January 1 through May 12, 2006, and year ended December 31, 2005, revenues totaled $2,000 and $0, respectively.

The Company pays consulting fees to one of its co-chairmen and its vice president and secretary for services rendered. The consulting fees paid for the Successor year ended December 31, 2007 amounted to $250,000 and $96,000, respectively, and for the Successor period May 13 through December 31, 2006 amounted to $161,000 and $58,000, respectively.

In connection with the acquisition of Digital Domain Productions by the Company, two principal stockholders of the Company were required to deliver a guarantee in the amount of $9,000,000 of the $30,000,000 in promissory notes (see Note 4). The estimated fair value of the guarantees was $180,000 and was recorded as other expense and increase in additional paid-in-capital for the Successor period from May 13, 2006 through December 31, 2006.

14. Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. This standard requires segmentation based on the Company’s internal organization and reporting of revenue and operating income based upon internal accounting methods. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer. The Company’s four segments are Feature Films, Commercials, Software and Animation/Video Games. These segments are presented in the way the Company internally manages and monitors performance. The Company’s reporting systems present various data for management to operate the business. However, certain expenses are not allocated to the various segments (primarily consisting of support staff salaries and benefits, fees for outside professional services, insurance costs, and utilities costs, all of which are included in selling, general and administrative expenses), and thus a reconciliation is provided between the consolidated financial statements and the combined segments. Interest and other income are not allocated to the various segments, as the chief operating decision maker does not evaluate segment operations beyond the income (loss) from operations level.

The Feature Films and Commercials segments have historically dominated the Company’s operations, however with the acquisition of The Foundry (see Note 4) the Company is, in 2007 recognizing Software as a separate segment and has included that segment’s information for the prior period even though it was not significant in those years.

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

14. Segment Information  – (continued)

Prior to the acquisition of the Foundry, the Company did not track or report assets by reportable segments other than property and equipment for Software. The revenue for each of the segments is derived from external customers. Prior to the acquisition of the Foundry, a majority of all revenues have been generated in the United States from customers located in the United States. The types of products provided by each segment are summarized below:

Feature Films — The Company is hired by studios and producers to provide visual special effects and/or animation for an in-process film or a project in the development stage. The majority of these arrangements are done on a fixed price basis.

Commercials — The Company is hired by advertising agencies, commercial directors and/or advertisers to provide visual effects and/or animation for all advertising media. The majority of these arrangements are done on a fixed price basis.

Software — The Company provides technical software solutions for the visual effects and animation industry. The majority of the revenue relates to the sale of perpetual software licenses.

Animation/Video Games — The Company has a goal to develop animated feature films and video games for which it owns the intellectual property associated therewith. This segment is in the start-up phase.

Segment financial information is as follows:

	Year ended December 31, 2007 (Successor)	For the period May 13 through December 31, 2006 (Successor)	For the period January 1 through May 12, 2006 (Predecessor)	Year ended December 31, 2005 (Predecessor)
Revenues:
Feature Films	$51,359,000	$26,757,000	$16,593,000	$27,426,000
Commercials	22,324,000	14,387,000	8,580,000	21,555,000
Software	4,157,000	508,000	208,000	525,000
Animation/Video Games	—	—	—	—
Total revenues	77,840,000	41,652,000	25,381,000	49,506,000
Costs and expenses:
Feature Films	44,777,000	21,069,000	14,108,000	26,065,000
Commercials	19,531,000	14,815,000	6,674,000	19,799,000
Software	10,510,000	323,000	142,000	328,000
Animation/Video Games	1,602,000	—	—	—
Unallocated	13,065,000	6,110,000	4,874,000	4,850,000
Total costs and expenses	89,485,000	42,317,000	25,798,000	51,042,000
Operating income (loss):
Feature Films	6,582,000	5,688,000	2,485,000	1,361,000
Commercials	2,793,000	(428,000)	1,906,000	1,756,000
Software	(6,353,000)	185,000	66,000	197,000
Animation/Video Games	(1,602,000)	—	—	—
Unallocated	(13,065,000)	(6,110,000)	(4,874,000)	(4,850,000)
Total operating loss	$(11,645,000)	$(665,000)	$(417,000)	$(1,536,000)
Assets:
Software	$4,095,000	$109,000	$14,000	$125,000
Unallocated	48,261,000	45,157,000	24,964,000	29,846,000
Total assets	$52,356,000	$45,266,000	$24,978,000	$29,971,000

DIGITAL DOMAIN
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2007 (Successor), For the Periods Ended December 31, 2006 (Successor) and May 12, 2006 (Predecessor), and For the Year Ended December 31, 2005 (Predecessor)

14. Segment Information  – (continued)

The Company’s Feature Films, Commercials and Animation/Video Games operations are domiciled in the United States with Software operations in the United Kingdom through its wholly owned subsidiary. Revenue is attributed to a geographical region predicated upon the country from which the sale originated.

The Company’s geographic information was as follows:

	Revenue
	Year ended December 31, 2007	For the period May 13 through December 31, 2006	For the period January 1 through May 12, 2006	Year ended December 31, 2005
United States	$74,110,000	$41,652,000	$25,381,000	$49,506,000
United Kingdom	3,730,000	—	—	—
Total	$77,840,000	$41,652,000	$25,381,000	$49,506,000

15. Loan Receivable

On August 10, 2007, the Company entered into a revolving line of credit agreement (the “Credit Agreement”) with a game development company in Northern California (the “Developer”), to assist the Developer’s operating cash flow while the Company performed due diligence on a potential acquisition of the Developer. The Developer made one draw on the line of credit in the amount of $375,000. In September, the Company determined that an acquisition would not occur. In September 2007, the Company sent written notice to the Developer that it was not proceeding with the acquisition and that it was terminating the revolving line of credit. Under the terms of the Credit Agreement, the Developer is required to pay the Company 50% of all outstanding principal and interest by December 23, 2007, none of which was paid as of December 31, 2007, and the remaining balance by March 23, 2008. The outstanding principal bears interest at a rate of 10% per annum compounded monthly (which may be added to loan principal each month) and is secured by the Developer’s assets. The Company’s lien, however, is secondary to liens of several other entities. Selling, general and administrative expenses for the year ended December 31, 2007 include an expense of $375,000 as the Company recorded an allowance against the full amount of the loan receivable. However, the Company reserves its rights to pursue collection remedies should the Developer fail to pay the full amount when and as due.

Independent Auditors’ Report to the Members of
The Foundry Visionmongers Limited

We have audited the accompanying balance sheets of The Foundry Visionmongers Limited (the “Company”) as at 31 December 2006 and 31 March 2006, and the related profit and loss accounts, cash flow statements and changes in shareholders’ equity for the nine months ended 31 December 2006 and the year ended 31 March 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2006 and 31 March 2006, and the results of its operations and cash flows for the periods then ended in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the financial statements.

/s/ DELOITTE & TOUCHE LLP

Chartered Accountants
London
November 13, 2007

THE FOUNDRY VISIONMONGERS LIMITED

Profit and Loss Accounts

	Note	1 April 2006 to 31 December 2006 £	Year ended 31 March 2006 £
Turnover		1,227,792	1,849,852
Cost of sales		(31,675)	(70,272)
Gross profit		1,196,117	1,779,580
Administrative expenses		(1,133,978)	(1,087,939)
Operating profit	2	62,139	691,641
Other interest receivable and similar income		5,104	2,253
Interest payable and similar charges		(20)	(62)
Profit on ordinary activities before taxation		67,223	693,832
Tax credit/(charge) on profit on ordinary activities	5	169,039	(207,604)
Profit on ordinary activities after taxation		236,262	486,228

The above results are derived from continuing activities.

There are no recognised gains or losses for the current period or prior year, other than as stated in the profit and loss accounts. Accordingly, no statement of total recognised gains or losses are given.

The accompanying notes form an integral part of the Financial Statements.

THE FOUNDRY VISIONMONGERS LIMITED
Balance Sheets

	Note	31 December 2006 £	31 March 2006 £
Fixed assets
Intangible assets	7	39,000	48,000
Tangible assets	8	48,872	50,135
		87,872	98,135
Current assets
Stocks		1,327	2,305
Debtors	9	321,174	195,023
Cash at bank and in hand		264,334	436,445
		586,835	633,773
Creditors: amounts falling due within one year	10	(116,247)	(406,076)
Net current assets		470,588	227,697
Total assets less current liabilities		558,460	325,832
Provisions for liabilities	12	(5,084)	(8,718)
Net assets		553,376	317,114
Capital and reserves
Called up share capital	13	128	128
Share premium account		4,500	4,500
Profit and loss account		548,748	312,486
Equity shareholders’ funds		553,376	317,114

The accompanying notes form an integral part of the balance sheet.

THE FOUNDRY VISIONMONGERS LIMITED
Cash Flow Statements

	Note	1 April 2006 to 31 December 2006 £	Year ended 31 March 2006 £
Net cash (outflow)/inflow from operating activities	16	(65,884)	489,582
Returns on investments and servicing of finance	17	5,084	2,191
Taxation paid		(80,007)	(84,809)
Capital expenditure
Purchase of tangible fixed assets		(10,015)	(34,751)
		(150,822)	372,213
Dividends paid		(21,289)	(336,211)
Net cash (outflow)/inflow before financing		(172,111)	36,002
Financing
Proceeds from issue of shares		—	3
Net cash (outflow)/inflow for the period		(172,111)	36,005
Bank and cash balances at beginning of period		436,445	400,440
Bank and cash balances at end of period	18	264,334	436,445

The accompanying notes are an integral part of the Cash Flow Statements.

The accompanying notes form an integral part of the Financial Statements.

THE FOUNDRY VISIONMONGERS LIMITED
Changes in Shareholders’ Equity

	Share Capital £	Share Premium £	Profit and Loss Account £	Total £
As of 1 April 2005	125	4,500	386,258	390,883
Shares issued	3	—	—	3
Profit on ordinary activities after taxation	—	—	486,228	486,228
Dividends	—	—	(560,000)	(560,000)
As of 31 March 2006	128	4,500	312,486	317,114
Profit on ordinary activities after taxation	—	—	236,262	236,262
As of 31 December 2006	128	4,500	548,748	553,376

The accompanying notes form an integral part of the Financial Statements.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

1. Accounting policies

The accompanying financial statements of the Company do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985. The Company’s statutory accounts for the year ended 31 March 2006 prepared in accordance with United Kingdom Accounting Standards (“UK GAAP”) have been delivered to the Registrar of Companies for England and Wales.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with the Financial Reporting Standard for Smaller Entities (effective January 2005) and have been applied consistently throughout the period and preceding year.

Depreciation

Depreciation is provided on tangible fixed assets so as to write off the cost or valuation, less any estimated residual value, over their expected useful economic life as follows:

Fixtures and fittings	25% reducing balance basis

Goodwill

Goodwill is the difference between the fair value of consideration paid for an acquired entity and the aggregate of the fair value of that entity’s identifiable assets and liabilities. Positive goodwill is capitalised, classified as an asset on the balance sheet and amortised on a straight line basis over its useful economic life, currently 5 years. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Government grants

Grants received are credited to income only when the conditions of receiving the grant are met. In respect of grants where the conditions have been met these are credited to income so as to match them with the expenditure to which they relate.

Taxation

UK Corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Research and development tax credits are recognised in the period when it becomes probable that an amount will be receivable or recoverable from Her Majesty’s Revenue and Customs.

Deferred tax is provided in full on timing differences which represent a liability at the balance sheet date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in tax computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Profit and loss account transactions in foreign currencies are translated into sterling at the exchange rate ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated into sterling at the closing rates at the balance sheet date and the exchange differences are included in the profit and loss account.

Revenue recognition and long-term contracts

The Company's turnover represents the value, excluding value added tax, of goods and services supplied to customers during the period.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

1. Accounting policies  – (continued)

Revenue from sale of software relates mainly to perpetual licences, which provide the customer with the right to use the Company’s products. Where any associated services are not essential to the functionality of the software then the software revenue is recognised on delivery (with a retention to be recognised on acceptance) when the following conditions are met:

•	persuasive evidence that an arrangement exists;
•	the Company’s fee is fixed or determinable; and
•	collection is probable.

Delivery is considered to occur when the product is downloaded to the customer and the risk of loss and rewards of ownership have been transferred to the customer.

Provision is made in full for any expected losses on uncompleted contracts. Amounts recoverable on fixed price contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, less provisions for contingencies and anticipated future losses on contracts are included as fixed price contract balances in work in progress.

Pensions

The company operates a defined contribution pension scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

2. Operating profit

Operating profit is stated after charging/(crediting):

	1 April 2006 To 31 December 2006 £	Year ended 31 March 2006 £
Foreign currency losses/(gains)	37,252	(48,247)
Depreciation of tangible fixed assets	11,278	14,805
Amortisation of goodwill	9,000	12,000
Government grants	(71,194)	(145,371)
Operating lease rentals — other	35,773	32,913
Staff costs (note 11)	755,325	736,466

3. Pension contributions

The pension cost charge represents contributions payable to the scheme and amounted to £11,371 (year ended 31 March 2006 – £12,982).

4. Directors’ emoluments

The directors’ emoluments for the period are as follows:

	1 April 2006 To 31 December 2006 £	Year ended 31 March 2006 £
Directors’ emoluments (including benefits in kind)	223,114	160,193

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

4. Directors’ emoluments  – (continued)

During the period the number of directors who were accruing benefits under Company pension schemes was as follows:

1 April 2006 To 31 December 2006 No.	Year ended 31 March 2006 No.
3	3

5. Taxation

Analysis of current period tax credit/(charge)

	1 April 2006 To 31 December 2006 £	Year ended 31 March 2006 £
Current tax
Corporation tax credit/(charge)	27,645	(203,967)
R&D tax credit	137,760	—
UK Corporation tax	165,405	(203,967)
Deferred tax
Origination and reversal of timing differences	3,634	(3,637)
	169,039	(207,604)

Reconciliation of the current tax credit/(charge)

	31 December 2006 £	31 March 2006 £
Profit on ordinary activities before taxation	67,223	693,832
Tax charge on profit on ordinary activities at standard UK corporation tax rate of 19% (previous period: 30%)	(12,772)	(208,150)
Effect of:
Expenses not deductible for tax purposes	(3,165)	(7,406)
Depreciation less than capital allowances	267	1,445
Research and development enhanced deductions	48,655	—
Marginal relief	(7,395)	10,144
Additional loss of relief at marginal rate	2,145	—
R&D tax credit	137,670	—
	165,405	(203,967)

The R&D tax credit relates to retrospective claim made for tax relief on research and development expenditure incurred by the company.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

6. Dividends

	1 April 2006 to 31 December 2006 £	Year ended 31 March 2006 £
Declared during the financial period:
Final dividend for the period ended 31 March 2006 nil pence per share (2005: £2,109 per share)	—	270,000
Interim dividend for the period ended 31 December 2006 nil pence per share (2006: £2,266 pence per share)	—	290,000
	—	560,000

7. Intangible fixed assets

Goodwill £
Cost
As at 1 April 2006 and 31 December 2006	60,000
Amortisation
At 1 April 2006	12,000
Charge for the period	9,000
At as 31 December 2006	21,000
Net book value
At as 31 December 2006	39,000
As at 31 March 2006	48,000

8. Tangible fixed assets

Fixtures and fittings £
Cost
As at 1 April 2006	78,350
Additions	10,015
As at 31 December 2006	88,365
Depreciation
As at 1 April 2006	28,215
Charge for the year	11,278
As at 31 December 2006	39,493
Net book value
As at 31 December 2006	48,872
As at 31 March 2006	50,135

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

9. Debtors

	31 December 2006 £	31 March 2006 £
Trade debtors	263,538	195,023
Corporation tax	55,589	—
Other debtors	2,047	—
	321,174	195,023

10. Creditors: amounts falling due within one year

	31 December 2006 £	31 March 2006 £
Trade creditors	18,091	35,095
Corporation tax	—	193,458
Social security and other taxes	50,077	43,346
Other creditors	43,129	61,483
Accruals and deferred income	4,950	72,694
	116,247	406,076

11. Staff costs

	1 April 2006 to 31 December 2006 No.	Year ended 31 March 2006 No.
Average monthly number of employees (including executive directors)	19	17

	£	£
Wages and salaries	670,922	654,971
Social security costs	73,032	68,513
Other pension costs	11,371	12,982
	755,325	736,466

12. Provisions for liabilities

Deferred tax provision £
As at 1 April 2006	8,718
Deferred tax provision charged to the profit and loss account	(3,634)
As at 31 December 2006	5,084

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

12. Provisions for liabilities  – (continued)

Deferred tax

Deferred tax is provided at 19% (year ended 31 March 2006 – 30%).

	1 April 2006 to 31 December 2006 £	Year ended 31 March 2006 £
Capital allowances claimed in advance of depreciation	5,084	8,718

The Company has applied the Small Companies corporation tax rate of 19% in determining its deferred tax for the period.

13. Share capital

	31 December 2006 £	31 March 2006 £
Authorised
Equity
1,000 A ordinary shares of £1 each	1,000	1,000
9,000 B ordinary shares of £1 each	9,000	9,000
	10,000	10,000
Allotted, called up and fully paid
2 A ordinary shares of £1 each	2	2
126 B ordinary shares of £1 each	126	126
	128	128

A and B shares rank pari passu in all respects with the exception of distribution of dividends. The shareholders of the A shares receive a dividend as determined by the Board for the period. 75 per cent of the remaining profits generated in the period are issued to the shareholders of the B shares.

14. Operating lease commitments

As at 31 December 2006 the Company had annual commitments under non-cancellable operating leases ending as follows:

	31 December 2006 £	31 March 2006 £
Between two and five years	56,980	—
Over five years	—	56,980
	56,980	56,980

15. Related parties – Controlling entity

At 31 December 2006 the Company was controlled by B Nicoletti and S Robinson who owned 100% of the voting shares of the Company.

On 23 March 2007, the whole of the share capital of the Company was acquired by Wyndcrest UK Holdings Limited. The ultimate holding company is Digital Domain, a company based in the United States of America.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

16. Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	31 December 2006 £	31 March 2006 £
Operating profit for the period	62,139	691,641
Adjustment for:
Depreciation of tangible fixed assets	11,278	14,805
Amortisation of goodwill	9,000	12,000
Decrease in stocks	978	(495)
Increase in debtors	(70,562)	(81,027)
Decrease in creditors: amounts payable within one year	(78,717)	(147,342)
	(65,884)	489,582

17. Analysis of cash flows

Returns on investment and servicing of finance

	31 December 2006 £	31 March 2006 £
Interest received	5,104	2,253
Interest paid	(20)	(62)
	5,084	2,191

18. Analysis of net funds

	31 March 2005 £	Cash Flows £	31 March 2006 £	Cash Flows £	31 December 2006 £
Cash in hand at bank	400,440	36,005	436,445	(172,111)	264,334
Net funds	400,440	36,005	436,445	(172,111)	264,334

19. Subsequent event

On 23 March 2007, the whole of the share capital of the Company was acquired by Wyndcrest UK Holdings Limited. The ultimate holding company is Digital Domain, a company based in the United States of America.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

20. Summary of differences between United Kingdom and United States generally accepted accounting principles

The following is a summary of the effects of the differences between US Generally Accepted Accounting Principles (“US GAAP”) and UK Generally Accepted Accounting Principles (“UK GAAP”) that are significant to the financial statements of The Foundry Visionmongers Limited.

	Notes	For the nine months ended 31 December 2006 £	For the year ended 31 March 2006 £
Net income as reported in accordance with UK GAAP		236,262	(73,772)
Items increasing net income/(loss):
Goodwill amortisation	(a)	9,000	12,000
Net income/(loss) in accordance with US GAAP		245,262	(61,772)

	Notes	As at 31 December 2006 £	As at 31 March 2006 £
Equity shareholders’ funds as reported in accordance with UK GAAP		553,376	317,114
Items decreasing shareholders’ equity Goodwill	(a)	(39,000)	(48,000)
Shareholders’ equity in accordance with US GAAP		514,376	269,114

(a) Goodwill

On 30 September 2003, the Company acquired the trade assets and liabilities of The Foundry, a limited partnership. The owners of The Foundry were the same as the shareholders of the Company.

Under UK GAAP, a change in the legal structure of the company under common control may be accounted for as an acquisition, and any difference between the fair value of the assets acquired and the purchase price is considered goodwill. Under UK GAAP, goodwill is capitalized and amortized over its estimated useful economic life.

Under US GAAP, a change in the legal structure of the company under common control is not accounted for as an acquisition. There is no change in the basis on which the assets are accounted for, and consequently, no goodwill is generated. Any payment made by the acquiror is considered to be a capital distribution.

(b) Statement of cash flows

The statement of cash flows prepared under UK GAAP differ in certain presentational respects for the format required under US GAAP.

Cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

THE FOUNDRY VISIONMONGERS LIMITED

Year Ended March 31, 2006 and Period from 1 April 2006 to 31 December 2006

20. Summary of differences between United Kingdom and United States generally accepted accounting principles  – (continued)

The following table summarises the movement and composition of cash and cash equivalents under US GAAP for the nine month period ended 31 December 2006 and the year ended 31 March 2006.

	For the nine months ended 31 December 2006 £	For the year ended 31 March 2006 £
Cash and cash equivalents were (used in)/provided by:
Operating activities	(140,807)	406,964
Investing activities	(10,015)	(34,751)
Financing activities	(21,289)	(336,208)
Net (decrease)/increase in cash and cash equivalents	(172,111)	36,005
Cash and cash equivalents at the beginning of the year	436,445	400,440
Cash and cash equivalents at the end of the year	264,334	436,445

A reconciliation between the statement of cash flows presented in accordance with UK GAAP and US GAAP is presented below:

	For the nine months ended 31 December 2006 £	For the year ended 31 March 2006 £
Operating activities:
Net cash (outflow)/inflow from operating activities (UK GAAP)	(65,884)	489,582
Tax paid	(80,007)	(84,809)
Net interest received	5,084	2,191
Net cash used in operating activities (US GAAP)	(140,807)	406,964
Investing activities:
Net cash outflow from capital expenditures and financial investments	(10,015)	(34,751)
Net cash used in investing activities (US GAAP)	(10,015)	(34,751)
Financing activities:
Net cash outflow from financing activities (UK GAAP)	—	3
Dividends paid	(21,289)	(336,211)
Net cash used in financing activities (US GAAP)	(21,289)	(336,208)
Net (decrease)/increase in cash and cash equivalents	(172,111)	36,005
Cash and cash equivalents at the beginning of the year	436,445	400,440
Cash and cash equivalents at the end of the year	264,334	436,445

Visual Effects & Animation by

DIGITALDOMAIN®

Images created by Digital Domain for a recent feature film. We were one of several visual effects companies that created visual effects for this film.

Pirates of the Caribbean: At World's End © 2007 Disney. ALL RIGHTS RESERVED.

PRELIMINARY PROSPECTUS APRIL 7, 2008

6,000,000 Shares
Common Stock

Thomas Weisel Partners LLC
Oppenheimer & Co.
William Blair & Company
Merriman Curhan Ford & Co.
GunnAllen Financial, Inc.

Until     , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our capital stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution(1)

The following is a list of the estimated expenses to be incurred by us in connection with the registration of the shares of common stock registered hereunder (not including the underwriters’ discounts and commissions and the non-accountable expense allowance payable to the underwriters):

Securities and Exchange Commission registration fee	$3,070
NASDAQ Global Market listing fee	$100,000
FINRA Filing fee	$10,500
Printing expenses	$200,000
Legal fees and expenses	$750,000
Accountants’ fees and expenses	$2,300,000
Transfer agent fees and expenses	$3,500
Miscellaneous	$332,930
Total	$3,700,000

(1)	Estimated except for SEC registration fee, NASDAQ Global Market listing fee and FINRA filing fee.

Item 14. Indemnification of Directors and Officers

The Registrant is incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of its officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against any such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

As permitted by Section 145, the Registrant’s amended and restated certificate of incorporation will provide, subject to certain exceptions, that it will indemnify, in a manner and to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a party to or subject to, or is threatened to be made a party to or to be the subject of, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she is or was, or had agreed to become or is alleged to have been, a director, officer or employee of the Registrant or is or was serving, or had agreed to serve or is alleged to have served, at the request of or to further the interests of the Registrant, as a director, officer, employee, manager, partner or trustee of, or in a similar capacity for, another corporation or any limited liability company, partnership, joint venture, trust or other enterprise, or by reason of any action taken or omitted or alleged to have been taken or omitted by him or her in any such capacity, against, in the case of any action suit or proceeding other than actions or suits by or on the behalf of the Registrant, all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf and all judgments, damages, fines, penalties and other liabilities actually sustained by him or her in connection with such action, suit or proceeding and any appeal therefrom and, in the case of a derivative action by or on behalf of the Registrant, subject to certain exceptions in circumstances in which he or she has been adjudged liable to the Registrant, against all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrants and, with respect to any criminal action or proceeding, without reasonable cause to believe that his or her conduct was unlawful. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will provide that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the amended and restated certificate of incorporation will not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omission not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

In addition to the foregoing, the underwriting agreement between the Registrant and the underwriters contains certain provisions by which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), each director of the Registrant and each officer of the Registrant who signs the Registration Statement with respect to information furnished in writing by or on behalf of the underwriters for use in the Registration Statement.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act. The Registrant also intends to enter into indemnification agreements with its directors in the form filed as an exhibit to this Registration Statement that will generally provide for mandatory indemnification to the fullest extent permitted by law.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have sold or issued the following securities without registration under the Securities Act. The following sets forth information regarding securities sold or issued by the Registrant without registration under the Securities Act since April 21, 2006, the date that the Registrant was formed. Share numbers and consideration received with respect to sales of common stock give effect to the 1 for 6 reverse stock split described in the prospectus forming a part of this registration statement.

Securities Issued in Connection with the Registrant’s Acquisition of Digital Domain Productions, Inc. and Financing Transactions

(1) The Registrant was incorporated on April 21, 2006 for the specific purpose of acquiring Digital Domain Productions, Inc. (formerly Digital Domain, Inc.). The acquisition was consummated on May 12, 2006. The Registrant was capitalized by its founding stockholders in a series of transactions from April 28, 2006 through May 12, 2006 through the issuance to such stockholders of an aggregate of 8,683,332 shares of its common stock for gross cash proceeds of $3,064,000. No person acted as a placement agent or underwriter in connection with this private placement transaction.

(2) In May and June 2006, the Registrant issued an aggregate of 2,906,320 shares of common stock to additional investors for gross cash proceeds of $17,438,000. GunnAllen Financial, Inc. acted as the placement agent for this private placement transaction and, in consideration for the provision of its services in connection with said transaction, received (i) aggregate commissions of $2,034,408 in cash and (ii) non-cash compensation in the form of warrants to purchase shares of the Registrant’s common stock (described below under the heading “Warrants Granted to Service Providers”). Neither GunnAllen Financial, Inc. nor any other person acted as an underwriter in connection with this private placement transaction.

(3) In a private placement transaction completed on or about August 2, 2007, the Registrant issued an aggregate of 1,228,710 shares of its common stock to third-party investors, including affiliates of Janus Capital Management LLC, at a purchase price of $8.40 per share, for gross cash proceeds of approximately $10,321,000. No person acted as a placement agent or underwriter in connection with this private placement transaction.

(4) On July 21, 2006, the Registrant issued to Falcon Mezzanine Partners II, LP, or Falcon, $12,500,000 in principal amount of senior secured notes. In connection with the issuance of such senior secured notes, the Registrant also issued to Falcon (i) 1,000,000 shares of its 8% senior cumulative convertible preferred stock, at a purchase price of $1.00 per share, and (ii) warrants to purchase up to 1,220,512 shares of its common stock, at an exercise price of $0.0006 per share. The gross cash proceeds from this transaction amounted to $13,500,000. Susquehanna Financial Group, LLLP acted as the placement agent for this private placement transaction and, in consideration for the provision of its services in connection with said transaction, received (i) aggregate commissions of $810,000 in cash and (ii) non-cash compensation in the form of warrants to purchase shares of the Registrant’s common stock (described below under the heading “Warrants Granted to Service Providers”). No person acted as an underwriter in connection with this private placement transaction.

(5) On May 16, 2007, the Registrant issued to Falcon $7,000,000 in principal amount of its Series B senior secured notes. In connection with the issuance of such senior secured notes, the Registrant also issued to Falcon warrants for the purchase of an aggregate of up to 416,666 shares of its common stock, exercisable at a price of $0.0006 per share. The gross cash proceeds from this transaction amounted to $7,000,000. No person acted as a placement agent or underwriter in connection with this private placement transaction.

The first transaction described above was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, as a transaction not involving a public offering. Each of the other above-described transactions was exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering. With respect to each such other transaction, the Registrant made offers only to “accredited investors” within the meaning of Rule 501 of Regulation D; each purchaser represented to the Registrant that the purchaser had such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the securities; no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold other than pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements thereof.

Warrants Granted to Service Providers

(1) On June 26, 2006, the Registrant issued warrants to purchase up to 290,632 shares of its common stock, at an exercise price of $6.00 per share, to GunnAllen Financial, Inc. in partial consideration of such company’s provision of placement agent services in connection with the 2006 private placement sale of the Registrant’s common stock described in paragraph numbered 2 above.

(2) On July 21, 2006, the Registrant issued warrants to purchase up to 66,666 shares of its common stock, at an exercise price of $6.00 per share, to Sullivan & Triggs, LLP in consideration of such firm’s provision of certain legal services to the Registrant, having an agreed-upon value of $216,000, in connection with the financing transaction described in paragraph numbered 4 above.

(3) On July 21, 2006, the Registrant issued warrants to purchase up to 168,750 shares of its common stock, at an exercise price of $4.62 per share, to Susquehanna Financial Group, LLLP in partial consideration of such company’s provision of placement agent services in connection with the financing transaction described in paragraph numbered 4 above.

(4) On February 15, 2007, the Registrant issued warrants to purchase up to 33,333 shares of its common stock, at an exercise price of $6.00 per share, to Sullivan & Triggs, LLP in consideration of such firm’s provision of ongoing general legal services to the Registrant having an agreed-upon value of $200,000.

Each of the above-described transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, as a transaction not involving a public offering. With respect to each of these transactions, each of the issuees was an “accredited investor” within the meaning of Rule 501 of Regulation D; no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold other than pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements thereof.

Securities Issued in Connection with the Acquisition of The Foundry

(1) On March 23, 2007, in connection with its acquisition of The Foundry Visionmongers Ltd., or The Foundry, the Registrant granted (i) to the former shareholders of The Foundry, an aggregate of 522,869 restricted shares of its common stock and (ii) to certain employees of The Foundry, options, under the Registrant’s 2006 General Common Stock Equity Plan, to purchase an aggregate of up to 58,332 shares of its common stock at an exercise price of $7.50 per share.

The issuance of the restricted shares of the Registrant’s common stock described above was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, as a transaction not involving a public offering, and pursuant to Regulation S promulgated thereunder (“Regulation S”), as a transaction occurring outside the United States. The issuance of the options to purchase shares of the Registrant’s common stock described above was exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder, as a transaction involving the issuance of securities in certain compensatory circumstances. With respect to each transaction described above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold other than pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements thereof. In addition, the certificates representing the restricted shares of the Registrant’s common stock also contain a legend to the effect that a transfer of such shares is prohibited except in accordance with Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from such registration, and that hedging transactions involving those shares may not be conducted except in compliance with the Securities Act.

Stock Options Granted to Directors, Executive Officers and Employees

(1) In September and October 2006, the Registrant granted to certain of its executive officers and employees options to purchase an aggregate of up to 533,332 shares of its common stock at an exercise price of $6.00 per share.

(2) On February 15, 2007, the Registrant granted to certain of its employees under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 451,133 shares of its common stock at an exercise price of $6.00 per share.

(3) On April 6, 2007, the Registrant granted to certain of its employees under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 19,981 shares of its common stock at an exercise price of $7.50 per share.

(4) On September 18, 2007, the Registrant granted to certain of its employees under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 580,827 shares of its common stock at an exercise price of $8.40 per share.

(5) On October 19, 2007, the Registrant granted to two new directors under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 133,332 shares of its common stock at an exercise price of $8.40 per share.

(6) On November 12, 2007, the Registrant granted to two new directors under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 133,332 shares of its common stock at an exercise price of $8.40 per share.

(7) On January 15, 2008, the Registrant granted to certain of its employees under its 2006 General Common Stock Equity Plan options to purchase an aggregate of up to 16,665 shares of its common stock at an exercise price of $8.40 per share.

The first transaction described above was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, as a transaction not involving a public offering. Each of the other above-described transactions was exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder, as transactions involving the issuance of securities in certain compensatory circumstances. With respect to each transaction described above, the securities sold are subject to transfer restrictions; and the certificates representing the securities contain an appropriate legend stating that such securities have not been registered under the Securities

Act and may not be offered or sold other than pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements thereof.

Item 16. Exhibits

(a) Exhibits.

The following exhibits are filed as part of this Registration Statement on Form S-1 or, as indicated, will be filed by amendment:

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
2.1**	Agreement and Plan of Reorganization, dated as of February 21, 2006, among Wyndcrest DD Holdings, LLC, DD Acquisition Subsidiary, Inc., Digital Domain, Inc., and certain Participating Stockholders
2.2**	Amended and Restated Agreement and Plan of Reorganization, dated as of May 12, 2006, among Wyndcrest DD Holdings, LLC, DD Acquisition Subsidiary, Inc., Digital Domain, Inc., and certain Participating Stockholders
3.1**	Form of Amended and Restated Certificate of Incorporation of Digital Domain
3.2*	Form of Amended and Restated Bylaws of Digital Domain
4.1	Form of Certificate of Digital Domain Common Stock
5.1	Opinion of Sullivan & Triggs, LLP regarding validity of common stock registered
10.1**	1995 Stock Option Plan of Digital Domain, Inc.
10.2**	2006 General Common Stock Equity Plan of Wyndcrest DD Holdings, Inc.
10.3**	Commercial Lease, dated as of July 12, 1993, between The Richlar Partnership and Digital Domain Inc., as successor in interest to Digital Domain (a New York general partnership)
10.4**	Commercial Lease, dated as of April 27, 1995, between The Richlar Partnership and Digital Domain, Inc., as successor in interest to Digital Domain (a New York general partnership)
10.5**	Commercial Lease, dated as of December 11, 1996, between The Richlar Partnership and Digital Domain, Inc.
10.6**	Employment Agreement, dated as of September 29, 2006, between Mark Miller and Digital Domain, Inc.
10.7**	Employment Agreement, dated as of September 29, 2006, between Cliff Plumer and Digital Domain, Inc.
10.8**	Employment Agreement, dated as of October 31, 2006, between Edward Ulbrich and Digital Domain, Inc.
10.9**	Employment Agreement, dated as of June 25, 2007, between Yvette Macaluso and Digital Domain, Inc.
10.10**	Amendment No. 1 to Employment Agreement, dated as of September 18, 2007, between Mark Miller and Digital Domain, Inc.
10.11**	Amendment No. 1 to Employment Agreement, dated as of September 18, 2007, between Cliff Plumer and Digital Domain, Inc.
10.12**	Employment Agreement, dated as of November 1, 2007, between Carl Stork and Digital Domain
10.13**	Employment Agreement, dated as of November 1, 2007, between John C. Textor and Digital Domain
10.14**	Employment Agreement, dated as of November 1, 2007, between Jonathan Teaford and Digital Domain
10.15	Form of Indemnification Agreement for directors and executive officers
10.16**	Amended and Restated Purchase Agreement, dated as of May 16, 2007, among Digital Domain, Inc., Wyndcrest DD Holdings, Inc., the Subsidiary Guarantors Party thereto, the Purchasers Party thereto, and FMP Agency Services, LLC
10.17**	Form of Senior Secured Notes due 2011 of Digital Domain, Inc.
10.18**	Form of Series B Senior Secured Notes due 2011 of Digital Domain, Inc.
10.19**	Stockholders Agreement, dated as of July 21, 2006
10.20**	First Amendment to Stockholders Agreement, dated as of September 26, 2006
10.21**	Form of Piggyback Registration Rights Agreement, dated as of March 23, 2007

Exhibit Number	Description of Document
10.22**	Form of Restricted Stock Agreement, dated as of March 23, 2007
10.23**	Form of Stock Purchase Agreement, dated as of July 26, 2007
10.24**	Employment Agreement, dated as of December 24, 2006, between Joseph M. Gabriel and Digital Domain, Inc.
10.25**	Form of End User License Agreement (Nuke)
10.26**	Form of End User License Agreement (Plug-in Applications)
10.27**	Amendment No. 1 to Amended and Restated Purchase Agreement, dated as of February 22, 2008
10.28	First Amendment to 2006 General Common Stock Equity Plan
16**	Letter from PricewaterhouseCoopers LLP to Digital Domain regarding change in certifying accountant
21**	List of Subsidiaries of Digital Domain
23.1***	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of Deloitte & Touche LLP, independent auditors
23.4	Consent of Sullivan & Triggs, LLP (included in Exhibit 5.1)
24**	Power of Attorney
99.1**	Indemnification Agreement, dated October 11, 2007, between Wyndcrest DD Holdings, Inc. and Veronis Suhler Stevenson LLC
99.2**	Consent of Exhibitor Relations Co., Inc.

*	Replaces in its entirety exhibit previously filed as Exhibit 3.2.
**	Previously filed.
***	To be filed by amendment.

(b) Financial Statement Schedules.

Not applicable.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Venice, State of California, on April 4, 2008.

Digital Domain

By:	/s/ John C. Textor
Name:	John C. Textor
Title:	Co-Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Michael Bay	Co-Chairman of the Board of Directors	April 4, 2008
/s/ John C. Textor John C. Textor	Co-Chairman of the Board of Directors	April 4, 2008
* Carl Stork	Vice Chairman of the Board of Directors	April 4, 2008
* Mark Miller	President, Chief Executive Officer (Principal Executive Officer) and Director	April 4, 2008
* Yvette Macaluso	Chief Financial Officer (Principal Financial and Accounting Officer)	April 4, 2008
* Cliff Plumer	Director	April 4, 2008
* Kim Libreri	Director	April 4, 2008
* Rafael Fogel	Director	April 4, 2008
* John Sculley	Director	April 4, 2008

Signature	Title	Date
* Ian Bryce	Director	April 4, 2008
* Michael Marchetti	Director	April 4, 2008
* Jeffrey Lunsford	Director	April 4, 2008
*By: /s/ John C. Textor John C. Textor Attorney-in-Fact

Index to Exhibits

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
2.1**	Agreement and Plan of Reorganization, dated as of February 21, 2006, among Wyndcrest DD Holdings, LLC, DD Acquisition Subsidiary, Inc., Digital Domain, Inc., and certain Participating Stockholders
2.2**	Amended and Restated Agreement and Plan of Reorganization, dated as of May 12, 2006, among Wyndcrest DD Holdings, LLC, DD Acquisition Subsidiary, Inc., Digital Domain, Inc., and certain Participating Stockholders
3.1**	Form of Amended and Restated Certificate of Incorporation of Digital Domain
3.2*	Form of Amended and Restated Bylaws of Digital Domain
4.1	Form of Certificate of Digital Domain Common Stock
5.1	Opinion of Sullivan & Triggs, LLP regarding validity of common stock registered
10.1**	1995 Stock Option Plan of Digital Domain, Inc.
10.2**	2006 General Common Stock Equity Plan of Wyndcrest DD Holdings, Inc.
10.3**	Commercial Lease, dated as of July 12, 1993, between The Richlar Partnership and Digital Domain Inc., as successor in interest to Digital Domain (a New York general partnership)
10.4**	Commercial Lease, dated as of April 27, 1995, between The Richlar Partnership and Digital Domain, Inc., as successor in interest to Digital Domain (a New York general partnership)
10.5**	Commercial Lease, dated as of December 11, 1996, between The Richlar Partnership and Digital Domain, Inc.
10.6**	Employment Agreement, dated as of September 29, 2006, between Mark Miller and Digital Domain, Inc.
10.7**	Employment Agreement, dated as of September 29, 2006, between Cliff Plumer and Digital Domain, Inc.
10.8**	Employment Agreement, dated as of October 31, 2006, between Edward Ulbrich and Digital Domain, Inc.
10.9**	Employment Agreement, dated as of June 25, 2007, between Yvette Macaluso and Digital Domain, Inc.
10.10**	Amendment No. 1 to Employment Agreement, dated as of September 18, 2007, between Mark Miller and Digital Domain, Inc.
10.11**	Amendment No. 1 to Employment Agreement, dated as of September 18, 2007, between Cliff Plumer and Digital Domain, Inc.
10.12**	Employment Agreement, dated as of November 1, 2007, between Carl Stork and Digital Domain
10.13**	Employment Agreement, dated as of November 1, 2007, between John C. Textor and Digital Domain
10.14**	Employment Agreement, dated as of November 1, 2007, between Jonathan Teaford and Digital Domain
10.15	Form of Indemnification Agreement for directors and executive officers
10.16**	Amended and Restated Purchase Agreement, dated as of May 16, 2007, among Digital Domain, Inc., Wyndcrest DD Holdings, Inc., the Subsidiary Guarantors Party thereto, the Purchasers Party thereto, and FMP Agency Services, LLC
10.17**	Form of Senior Secured Notes due 2011 of Digital Domain, Inc.
10.18**	Form of Series B Senior Secured Notes due 2011 of Digital Domain, Inc.
10.19**	Stockholders Agreement, dated as of July 21, 2006
10.20**	First Amendment to Stockholders Agreement, dated as of September 26, 2006

Exhibit Number	Description of Document
10.21**	Form of Piggyback Registration Rights Agreement, dated as of March 23, 2007
10.22**	Form of Restricted Stock Agreement, dated as of March 23, 2007
10.23**	Form of Stock Purchase Agreement, dated as of July 26, 2007
10.24**	Employment Agreement, dated as of December 24, 2006, between Joseph M. Gabriel and Digital Domain, Inc.
10.25**	Form of End User License Agreement (Nuke)
10.26**	Form of End User License Agreement (Plug-in Applications)
10.27**	Amendment No. 1 to Amended and Restated Purchase Agreement, dated as of February 22, 2008
10.28	First Amendment to 2006 General Common Stock Equity Plan
16**	Letter from PricewaterhouseCoopers LLP to Digital Domain regarding change in certifying accountant
21**	List of Subsidiaries of Digital Domain
23.1***	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of Deloitte & Touche LLP, independent auditors
23.4	Consent of Sullivan & Triggs, LLP (included in Exhibit 5.1)
24**	Power of Attorney
99.1**	Indemnification Agreement, dated October 11, 2007, between Wyndcrest DD Holdings, Inc. and Veronis Suhler Stevenson LLC
99.2**	Consent of Exhibitor Relations Co., Inc.

*	Replaces in its entirety exhibit previously filed as Exhibit 3.2.
**	Previously filed.
***	To be filed by amendment.